As filed with the Securities and Exchange Commission on , 2008

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

RHAPSODY ACQUISITION CORP.

(Exact Name of Each Registrant as Specified in Its Charter)

Delaware	6770	20-4743916
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

825 Third Avenue, 40th Floor
New York, New York 10022
(212) 319-7676

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Eric S. Rosenfeld
Chairman, Chief Executive Officer and President
825 Third Avenue, 40th Floor
New York, New York 10022
(212) 319-7676

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

David Alan Miller, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 818-8800
Fax: (212) 818-8881

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger contemplated by the Merger Agreement described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Security		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee(4)
Shares of Common Stock(1)	24,094,800	$7.80	(2)	$187,939,440	(2)	$7,386.02
Shares of Common Stock(3)	5,000,000	$7.80	(2)	$39,000,000	(2)	$1,532.70
Total Fee Due						$8,918.72

(1)	Represents shares of common stock to be issued to the Primoris Corporation stockholders and its foreign managers upon consummation of the merger with Rhapsody Acquisition Corp.
(2)	Based on the market price on April 15, 2008 of the common stock of Rhapsody Acquisition Corp. pursuant to Rule 457(f)(1).
(3)	Represents shares of common stock issuable to the Primoris Corporation stockholders and its foreign managers if certain EBITDA milestones are achieved.
(4)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $39.30 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

RHAPSODY ACQUISITION CORP.
825 THIRD AVENUE, 40TH FLOOR
NEW YORK, NEW YORK 10022

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF RHAPSODY ACQUISITION CORP.
TO BE HELD ON , 2008

To the Stockholders of Rhapsody Acquisition Corp.:

NOTICE IS HEREBY GIVEN that the special meeting of stockholders of Rhapsody Acquisition Corp. (“Rhapsody”), a Delaware corporation, will be held at 10:00 a.m. eastern time, on , 2008, at the offices of Graubard Miller, Rhapsody’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174. You are cordially invited to attend the meeting, which will be held for the following purposes:

(1)	to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of February 19, 2008, among Rhapsody, Primoris Corporation (“Primoris”) and certain of the stockholders of Primoris, which, among other things, provides for the merger of Primoris into Rhapsody and for the stockholders of Primoris and for the two persons who are Primoris’s foreign managers to receive an aggregate of 24,094,800 shares of Rhapsody common stock at the closing of the merger (subject to reduction in the event of exercise of dissenters’ rights by any of the Primoris stockholders) and the right to receive up to an additional 5,000,000 shares of Rhapsody common stock if certain EBITDA milestones are achieved in 2008 and 2009 — we refer to this proposal as the merger proposal;
(2)	to consider and vote upon a proposal to approve an amendment to the certificate of incorporation of Rhapsody to (i) change the name of Rhapsody from “Rhapsody Acquisition Corp.” to “Primoris Corporation;” (ii) increase the number of authorized shares of Rhapsody’s common stock from 15 million to 60 million; (iii) change Rhapsody’s corporate existence to perpetual; (iv) remove provisions that will no longer be applicable to Rhapsody after the merger; and (v) make certain other changes that our board of directors believes are immaterial — we refer to this proposal as the charter amendment proposal;
(3)	to consider and vote upon a proposal to approve the 2008 Long-Term Incentive Equity Plan, which is an equity-based incentive compensation plan for directors, officers, employees and certain consultants — we refer to this proposal as the incentive compensation plan proposal;
(4)	to elect seven directors to Rhapsody’s board of directors, of whom two will serve until the special meeting to be held in 2009, three will serve until the special meeting to be held in 2010 and two will serve until the special meeting to be held in 2011 and, in each case, until their successors are elected and qualified — we refer to this proposal as the director election proposal; and
(5)	to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, Rhapsody is not authorized to consummate the merger — we refer to this proposal as the adjournment proposal.

These items of business are described in the attached proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of Rhapsody common stock at the close of business on , 2008 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting.

After careful consideration, Rhapsody’s board of directors has determined that the merger proposal and the other proposals are fair to and in the best interests of Rhapsody and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the approval of all of the proposals and all of the persons nominated by Rhapsody’s management for election as directors.

All Rhapsody stockholders are cordially invited to attend the special meeting in person. To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a stockholder of record of Rhapsody common stock, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the name change amendment and the charter amendment.

A complete list of Rhapsody stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at the principal executive offices of Rhapsody for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Eric S. Rosenfeld
Chairman, Chief Executive Officer
and President

, 2008

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS AND YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES CONVERTED INTO A PRO RATA PORTION OF THE TRUST ACCOUNT IN WHICH A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF RHAPSODY’S IPO ARE HELD. YOU MUST AFFIRMATIVELY VOTE AGAINST THE MERGER PROPOSAL AND DEMAND THAT RHAPSODY CONVERT YOUR SHARES INTO CASH NO LATER THAN THE CLOSE OF THE VOTE ON THE MERGER PROPOSAL TO EXERCISE YOUR CONVERSION RIGHTS. IN ORDER TO CONVERT YOUR SHARES, YOU MUST CONTINUE TO HOLD YOUR SHARES THROUGH THE CLOSING DATE OF THE MERGER AND THEN TENDER YOUR STOCK TO OUR STOCK TRANSFER AGENT WITHIN THE TIME PERIOD SPECIFIED IN A NOTICE YOU WILL RECEIVE FROM RHAPSODY, WHICH PERIOD WILL NOT BE LESS THAN 20 DAYS. YOU MAY TENDER YOUR STOCK BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE CONVERTED INTO CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR CONVERSION RIGHTS. SEE “SPECIAL MEETING OF RHAPSODY STOCKHOLDERS — CONVERSION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

PRIMORIS CORPORATION
26000 COMMERCENTRE DRIVE
LAKE FOREST, CALIFORNIA 92630

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF PRIMORIS CORPORATION
TO BE HELD ON , 2008

To the Stockholders of Primoris Corporation:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Primoris Corporation (“Primoris”), a Nevada corporation, will be held at  a.m. Pacific time, on , 2008, at 26000 Commercentre Drive, Lake Forest, California 92630. You are cordially invited to attend the meeting, which will be held for the following purpose:

To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of February 19, 2008 (“merger agreement”), by and among Rhapsody Acquisition Corp., a Delaware corporation (“Rhapsody”), Primoris, and certain of the stockholders of Primoris. The merger agreement provides for, among other things, the merger of Primoris into Rhapsody and: (a) in exchange for their shares of Primoris common stock, for the stockholders of Primoris (subject to their exercise of dissenters’ rights), and (b) in exchange for other consideration, for the two persons who are Primoris’s foreign managers, to receive an aggregate of 24,094,800 shares of Rhapsody common stock and the right to receive up to an additional 5,000,000 shares of Rhapsody common stock if certain EBITDA milestones are achieved in 2008 and 2009 — we refer to this proposal as the “merger proposal.”

The merger proposal is described in the attached proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of Primoris common stock at the close of business on , 2008 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting.

The merger proposal must be approved by the vote in favor of the proposal by holders of a majority of the outstanding shares of Primoris common stock that are voted at or represented by a proxy and entitled to vote at the special meting. Abstentions will have no effect on the merger proposal. The approval of the merger proposal is a condition to the consummation of the merger. The stockholders of Primoris who are parties to the merger agreement and who own or have proxies to vote an aggregate of 80.7% of the outstanding shares of Primoris common stock have agreed in the merger agreement to vote such shares in favor of the merger proposal.

Under Nevada law, each holder of record of Primoris common stock at the close of business on , 2008 has the right to dissent from the merger proposal, and if the merger is consummated, to receive payment in an amount equal to the fair market value of their shares of Primoris common stock. Holders of Primoris common stock who desire to exercise dissenters’ rights must follow the procedures set forth in Chapter 92A, Sections 92A.300 through 92A.500 of the Nevada Revised Statutes, a copy of which is attached hereto as Annex I. Failure by a stockholder to comply with the procedures set forth in Sections 92A.300 through 92A.500 of the Nevada Revised Statutes could result in the loss of his or her dissenters’ rights.

After careful consideration, Primoris’s board of directors unanimously recommends that you vote or give instruction to vote “FOR” the approval of the merger proposal.

Your vote is important regardless of the number of shares you own. Primoris’s management looks forward to seeing you at the special meeting.

By Order of the Board of Directors

/s/ Brian Pratt
Brian Pratt
Chief Executive Officer,
President and Chairman of the Board

, 2008

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO AMENDMENT AND COMPLETION, DATED APRIL , 2008

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF
RHAPSODY ACQUISITION CORP.

PROSPECTUS FOR UP TO 29,094,800 SHARES OF COMMON STOCK

We are pleased to report that the boards of directors of Rhapsody Acquisition Corp. (“Rhapsody”) and Primoris Corporation (“Primoris”) have approved an agreement and plan of merger. The agreement provides for a merger between Primoris and Rhapsody, in which Rhapsody will be the surviving entity, thereafter operating under the name “Primoris Corporation.” Proposals to approve the merger agreement and the other matters discussed in this proxy statement/prospectus will be presented at the special meeting of stockholders of Rhapsody scheduled to be held on , 2008.

If the merger is completed, holders of all the issued and outstanding shares of common stock of Primoris and Primoris’s two foreign managers will receive an aggregate of (i) 24,094,800 shares of Rhapsody common stock at the closing of the merger (subject to reduction in the event of exercise of dissenters’ rights by any of the Primoris stockholders) plus (ii) the right to receive 2,500,000 shares of Rhapsody common stock for each of the fiscal years ending December 31, 2008 and 2009 during which Rhapsody achieves specified EBITDA (as defined in the merger agreement) milestones as discussed in the section entitled “The Merger Proposal — Structure of the Merger.” Of the shares to be issued by Rhapsody, 1,807,110 will be placed in escrow to provide a fund to satisfy Rhapsody’s rights to indemnification. Immediately prior to the closing of the merger, Primoris will make a cash distribution to its stockholders of $48,946,661.

Rhapsody’s units, common stock and warrants are currently quoted on the Over-the-Counter Bulletin Board (“OTC BB”) under the symbols RPSDU, RPSD and RPSDW, respectively. Rhapsody has applied for listing of its securities on the Nasdaq Global Market at the time of the closing of the merger. If Rhapsody’s securities are listed on Nasdaq, the symbols will change to symbols that are reasonably representative of our corporate name.

Rhapsody is providing this proxy statement/prospectus and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at the special meeting of stockholders of Rhapsody and at any adjournments or postponements of the special meeting. Unless the context requires otherwise, references to “you” are references to Rhapsody stockholders, and references to “we”, “us” and “our” are to Rhapsody. This proxy statement/prospectus also constitutes a prospectus of Rhapsody for the securities of Rhapsody to be issued to stockholders of Primoris pursuant to the merger of Primoris with and into Rhapsody.

This proxy statement/prospectus provides you with detailed information about the merger and other matters to be considered by the Rhapsody stockholders and the Primoris stockholders. We encourage you to carefully read the entire document and the documents incorporated by reference. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS.”

Rhapsody Stockholders — Your vote is very important.   Whether or not you expect to attend the special meeting, the details of which are described on the following pages, please complete, date, sign and promptly return the accompanying proxy in the enclosed envelope.

This proxy statement/prospectus incorporates important business and financial information about Rhapsody and Primoris that is not included in or delivered with this document. This information is available without charge to security holders upon written or oral request. To make this request, or if you would like additional copies of this proxy statement/prospectus or have questions about the merger, you should contact Arnaud Ajdler, Secretary, Rhapsody Acquisition Corp., 825 Third Avenue, 40th Floor, New York, New York 10022, Telephone: (212) 319-7676.

To obtain timely delivery of requested materials, security holders must request the information no later than five business days before the date they submit their proxies or attend the special meeting. The latest date to request the information to be received timely is , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The proxy statement/prospectus statement is dated  , 2008, and is first being mailed on or about , 2008.

i

SUMMARY OF THE MATERIAL TERMS OF THE MERGER

•	The parties to the merger are Rhapsody Acquisition Corp., Primoris Corporation and certain of the stockholders of Primoris. Pursuant to the merger agreement, Primoris will be merged into Rhapsody, with Rhapsody being the surviving entity and thereafter operating under the name “Primoris Corporation.” See the section entitled “The Merger Proposal.”
•	Primoris is a holding company of various subsidiaries which cumulatively form a diversified engineering and construction company providing a wide range of construction, fabrication, maintenance and replacement services, as well as engineering services to major public utilities, petrochemical companies, energy companies, municipalities and other customers. See the section entitled “Business of Primoris.”
•	The Primoris stockholders and its foreign managers pursuant to certain termination agreements (collectively, the “Primoris Holders”) will receive in the aggregate (i) 24,094,800 shares of Rhapsody common stock upon the closing of the merger (subject to reduction in the event of exercise of dissenters’ rights by any of the Primoris stockholders) plus (ii) the right to receive 2,500,000 shares of Rhapsody common stock for each of the fiscal years ending December 31, 2008 and 2009 during which Rhapsody achieves specified EBITDA (as defined in the merger agreement) milestones. See the section entitled “The Merger Proposal — Structure of the Merger.”
•	To provide a fund for payment to Rhapsody with respect to its post-closing rights to indemnification under the merger agreement for breaches of representations and warranties and covenants by Primoris and its stockholders, there will be placed in escrow (with an independent escrow agent) 1,807,110 of the shares issuable to the Primoris Holders at closing. See the section entitled “The Merger Proposal — Indemnification of Rhapsody.”
•	The merger agreement provides that either Rhapsody or the representative of the Primoris Holders may terminate the agreement if the business combination is not consummated by October 3, 2008. The merger agreement may also be terminated, among other reasons, upon material breach of a party. See the section entitled “The Merger Agreement — Termination.”
•	In addition to voting on the merger, the stockholders of Rhapsody will vote on a proposal to amend its certificate of incorporation to change its name to Primoris Corporation, to make its corporate existence perpetual, to amend its charter to delete certain provisions that will no longer be applicable after the merger or are otherwise addressed by Delaware law and to increase the authorized number of its shares of common stock to 60 million. The stockholders of Rhapsody will also vote on proposals to approve the incentive compensation plan, to elect seven directors to Rhapsody’s board of directors and, if necessary, to approve an adjournment of the meeting. See the sections entitled “The Charter Amendment Proposal,” “The Adjournment Proposal,” “The Incentive Compensation Plan Proposal” and “The Director Election Proposal.”
•	After the merger, if management’s nominees are elected, the directors of Rhapsody will be Brian Pratt, Chairman, Peter J. Moerbeek, John P. Schauerman, Stephen C. Cook and , who are designees of certain of the Primoris stockholders, and Eric S. Rosenfeld and David D. Sgro, who are designees of Mr. Rosenfeld. Mr. Pratt and Mr. Schauerman are the current chief executive officer and chief financial officer of Primoris, respectively. Mr. Rosenfeld is the chairman of the board, chief executive officer, president and a current director of Rhapsody and Mr. Sgro is Rhapsody’s chief financial officer. Messrs. Moerbeek, Cook and will be considered independent directors under applicable regulatory rules. Certain of the Primoris stockholders who are parties to the merger agreement and Mr. Rosenfeld will enter into a voting agreement at the time of closing of the merger that will provide that they will each vote their shares of Rhapsody common stock in favor of the election of such persons as directors of Rhapsody in specified classes in all elections prior to the annual meeting that will be held in 2011.
•	Upon completion of the merger, certain officers of Primoris will become officers of Rhapsody holding positions similar to the positions such officers held with Primoris. These officers are Brian Pratt, who will become chief executive officer of Rhapsody, John M. Perisich, who will become senior vice president and general counsel of Rhapsody, John P. Schauerman, who will become chief financial officer of Rhapsody, and Alfons Theeuwes, who will become senior vice president of accounting and finance of Rhapsody. Each of these persons is currently an executive officer of Primoris and has entered into an employment agreement with Primoris, effective upon the merger, which will be assumed by Rhapsody as a result of the merger. See the section entitled “The Director Election Proposal — Employment Agreements.”
•	The Primoris Holders will not be able to sell any of the shares of Rhapsody common stock that they receive as a result of the merger during the twelve month period after the closing date of the merger and those Primoris stockholders who are parties to the merger agreement will enter into lock-up agreements to such effect at the closing. Rhapsody has agreed to register for resale (effective after such 12-month period) under the Securities Act of 1933 (“Securities Act”) the Rhapsody shares received by those Primoris Holders who may be deemed “affiliates” of Rhapsody. See the section entitled “The Merger Proposal — Sale Restriction; Registration of Shares.”
•	Prior to the consummation of the merger, Primoris may make cash distributions to its stockholders in amount equal to 50% of Primoris’s estimated income for the period beginning on January 1, 2008 and ending on the closing date of the merger. It may also make a distribution to its stockholders in an amount not to exceed $48,946,661, of which $4,895,381 will be withheld to provide for adjustment if the amount of Primoris’s actual income for the period from January 1, 2008 to the closing date of the merger is less than the amount initially estimated. See the section entitled “The Merger Agreement — Primoris Tax Distributions.”
•	The merger agreement provides that, following the closing, Rhapsody’s board of directors shall initially declare and pay annual dividends on its common stock at a rate of not less than $0.10 per share; provided, however, that the board of directors shall not declare any such dividend unless, at the time of declaration, there is adequate surplus for such declaration under the DGCL or if the board of directors, in the exercise of their business judgment, believes that it would be prudent to cancel or modify the dividend payment.
•	After the merger, we anticipate having approximately $39.5 million in cash available from our trust account, from which payment for conversions of our Public Shares into cash would be made. If the maximum number of Public Shares are converted that would still allow us to consummate the merger (1,034,999 shares), such payments would total $8,186,842 based on a conversion price of $7.91 per share.

QUESTIONS AND ANSWERS
FOR RHAPSODY STOCKHOLDERS ABOUT THE PROPOSALS

Q. Why am I receiving this proxy statement/ prospectus?

A.

Rhapsody and Primoris have agreed to a business combination under the terms of the merger agreement that is described in this proxy statement/prospectus. This agreement is referred to as the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A, which we encourage you to read.

You are being asked to consider and vote upon a proposal to approve the merger agreement, which, among other things, provides for the merger of Primoris into Rhapsody. You are also being requested to vote to approve (i) an amendment to Rhapsody’s certificate of incorporation to (A) change the name of Rhapsody from “Rhapsody Acquisition Corp.” to “Primoris Corporation;” (B) increase the number of authorized shares of Rhapsody’s common stock from
15 million to 60 million; (C) change Rhapsody’s corporate existence to perpetual; (D) remove provisions that will no longer be applicable to Rhapsody after the merger; and (E) make certain other changes that our board of directors believes are immaterial; and
(ii) the incentive compensation plan. The approval of both the merger proposal and the charter amendment proposal is a condition to the consummation of the merger. If the merger proposal is not approved, the other proposals will not be presented to the stockholders for a vote. If the charter amendment proposal is not approved, the other proposals will not be presented to the stockholders for a vote and the merger will not be consummated. Rhapsody’s amended and restated certificate of incorporation, as it will appear if the charter amendment proposal is approved, is annexed as Annex B hereto. The incentive compensation plan is annexed as Annex C hereto. In addition to the foregoing proposals, the stockholders will also be asked to consider and vote upon the election of seven directors of Rhapsody, which proposal will not be presented for a vote if either the merger proposal or the charter amendment proposal is not approved. The stockholders will also be asked to consider and vote upon a proposal to adjourn the meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, Rhapsody would not have been authorized to consummate the merger.Rhapsody will hold the special meeting of its stockholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed acquisition and the other matters to be acted upon at the special meeting. You should read it carefully.

Your vote is important. We encourage you to vote as soon as possible after carefully reviewing this proxy statement/prospectus.
Q. Why is Rhapsody proposing the merger?	A. Rhapsody was organized to effect an acquisition, capital stock exchange, asset acquisition or other similar business combination with an operating business.

Rhapsody completed its IPO on October 10, 2006, raising net proceeds of $38,833,559, including proceeds from the exercise of the underwriters over allotment option and $414,000 of deferred underwriting compensation. Of these net proceeds, $38,028,250, together with $1,250,000 raised from the private sale of warrants, for a total of $39,278,250, were placed in a trust account immediately following the IPO and, in accordance with Rhapsody’s certificate of incorporation, will be released upon the consummation of a business combination. As of February 29, 2008, approximately $40,955,000 was held in deposit in the trust account, including $414,000 of deferred underwriting compensation. Rhapsody intends to use funds held in the trust account to pay stockholders of Rhapsody who exercise conversion rights, expenses of the business combination with Primoris, deferred underwriting compensation and investment banker’s fees and for working capital and general corporate purposes.

Primoris is a holding company of various subsidiaries which cumulatively form a diversified engineering and construction company providing a wide range of construction, fabrication, maintenance and replacement services, as well as engineering services to major public utilities, petrochemical companies, energy companies, municipalities and other customers. Based on its due diligence investigations of Primoris and the industry in which it operates, including the financial and other information provided by Primoris in the course of their negotiations, Rhapsody believes that Primoris’s management has successful experience in Primoris’s business and that Primoris has in place the infrastructure for strong business operations and to achieve growth both organically and through accretive strategic acquisitions. As a result, Rhapsody also believes that a business combination with Primoris will provide Rhapsody stockholders with an opportunity to participate in a company with significant growth potential. See the section entitled “The Merger Proposal —  Factors Considered by Rhapsody’s Board of Directors.”

In accordance with Rhapsody’s certificate of incorporation, if Rhapsody is unable to complete the business combination with Primoris by October 3, 2008, its corporate existence will terminate and it will be required to liquidate.

Q. Do I have conversion rights?

A.

If you are a holder of Public Shares, you have the right to vote against the merger proposal and demand that Rhapsody convert such shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of Rhapsody’s IPO are held. We sometimes refer to these rights to vote against the merger and demand conversion of the Public Shares into a pro rata portion of the trust account as conversion rights.

Q. How do I exercise my conversion rights?

A.

If you are a holder of Public Shares and wish to exercise your conversion rights, you must (i) vote against the merger proposal,
(ii) demand that Rhapsody convert your shares into cash, (iii) continue to hold your shares through the closing of the merger and
(iv) then deliver your stock to our transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System within the period specified in a notice you will receive from Rhapsody, which period will be not less than 20 days.

Any action that does not include an affirmative vote against the merger will prevent you from exercising your conversion rights. Your vote on any proposal other than the merger proposal will have no impact on your right to seek conversion.

You may exercise your conversion rights either by checking the box on the proxy card or by submitting your request in writing to Arnaud Ajdler, our secretary, at the address listed at the end of this section. If you (i) initially vote for the merger proposal but then wish to vote against it and exercise your conversion rights or (ii) initially vote against the merger proposal and wish to exercise your conversion rights but do not check the box on the proxy card providing for the exercise of your conversion rights or do not send a written request to Rhapsody to exercise your conversion rights, or (iii) initially vote against the merger but later wish to vote for it, you may request Rhapsody to send you another proxy card on which you may indicate your intended vote. You may make such request by contacting Rhapsody at the phone number or address listed at the end of this section.

Any corrected or changed proxy card or written demand of conversion rights must be received by Rhapsody’s secretary prior to the special meeting. No demand for conversion will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent after the meeting within the time period (at least 20 days) specified in a letter that will be sent to all
Rhapsody stockholders promptly after the meeting.

If, notwithstanding your negative vote, the merger is completed, then, if you have also properly exercised your conversion rights, you will be entitled to receive a pro rata portion of the trust account, including any interest earned thereon, calculated as of two business days prior to the date of the consummation of the merger. As of February 29, 2008, there was approximately $40,955,000 in trust, which would amount to approximately $7.91 per Public Share upon conversion. If you exercise your conversion rights, then you will be exchanging your shares of Rhapsody common stock for cash and will no longer own these shares.

Exercise of your conversion rights does not result in either the exercise or loss of any Rhapsody warrants that you may hold. Your warrants will continue to be outstanding following a conversion of your common stock and will become exercisable upon consummation of the merger. A registration statement must be in effect to allow you to exercise any warrants you may hold or to allow Rhapsody to call the warrants for redemption if the redemption conditions are satisfied. If the merger is not consummated, the warrants will not become exercisable and will be worthless.

Q. Do I have appraisal rights if I object to the proposed acquisition?	A. No. Rhapsody stockholders do not have appraisal rights in connection with the merger under the General Corporation Law of the State of Delaware (“DGCL”).
Q. What happens to the funds deposited in the trust account after consummation of the merger?

A.

After consummation of the merger, the funds in the trust account will be released to Rhapsody and used by Rhapsody to pay stockholders who properly exercise their conversion rights, for expenses it incurred in pursuing its business combination and for working capital and general corporate purposes. Such expenses include $414,000 that will be paid to the underwriters of Rhapsody’s IPO for deferred underwriting compensation. The representative of the underwriters of the IPO will also receive a fee of $360,000 for acting as Rhapsody’s investment banker in connection with the business combination.

Q. What happens if the merger is not consummated?

A.

Rhapsody must liquidate if it does not consummate the merger by October 3, 2008. In any liquidation of Rhapsody, the funds deposited in the trust account, plus any interest earned thereon, less claims requiring payment from the trust account by creditors who have not waived their rights against the trust account, if any, will be distributed pro rata to the holders of Rhapsody’s Public Shares. Holders of Rhapsody common stock issued prior to the IPO, including all of Rhapsody’s officers and directors, have waived any right to any liquidation distribution with respect to those shares. Eric S. Rosenfeld, our chairman, chief executive officer and president, will be personally liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of prospective target businesses and vendors or other entities that are owed money by us for services rendered or products sold to us. We cannot assure you that Mr. Rosenfeld will be able to satisfy those obligations. See the section entitled “Other Information Related to Rhapsody — Liquidation If No Business Combination” for additional information.

Q. When do you expect the merger to be completed?	A. It is currently anticipated that the merger will be consummated as soon as practicable following the Rhapsody special meeting on , 2008.
For a description of the conditions for the completion of the merger, see the section entitled “The Merger Agreement — Conditions to the Closing of the Merger.”

Q. What do I need to do now?

A.

Rhapsody urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the merger will affect you as a stockholder of Rhapsody. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q. How do I vote?

A.

If you are a holder of record of Rhapsody common stock, you may vote in person at the special meeting or by submitting a proxy for the special meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q. If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.

No. Your broker, bank or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q. May I change my vote after I have mailed my signed proxy card?

A.

Yes. Send a later-dated, signed proxy card to Rhapsody’s secretary at the address set forth below so that it is received by Rhapsody’s secretary prior to the special meeting or attend the special meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to Rhapsody’s secretary, which must be received by Rhapsody’s secretary prior to the special meeting.

Q. What should I do with my stock certificates?

A.

Rhapsody stockholders who do not elect to have their shares converted into the pro rata share of the trust account should not submit their stock certificates now or after the merger, because their shares will not be converted or exchanged in the merger. Rhapsody stockholders who vote against the merger and exercise their conversion rights must deliver their stock to Rhapsody’s transfer agent (either physically or electronically) as instructed by Rhapsody or Rhapsody’s transfer agent after the meeting.

Q. What should I do if I receive more than one set of voting materials?

A.

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Rhapsody shares.

Q. Who can help answer my questions?	A. If you have questions about the merger or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:
Mr. Arnaud Ajdler Rhapsody Acquisition Corp. 825 Third Avenue, 40th Floor New York, New York 10022 Tel: (212) 319-7676
Or
Mackenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Tel: (800) 322-2885 Fax: (212) 929-0308

You may also obtain additional information about Rhapsody from documents filed with the Securities and Exchange Commission (“SEC”) by following the instructions in the section entitled “Where You Can Find More Information.” If you intend to vote against the merger and seek conversion of your shares, you will need to deliver your stock (either physically or electronically) to our transfer agent at the address below after the meeting and after receiving delivery instructions from the transfer agent. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mr. Steven Nelson Continental Stock Transfer & Trust Company 17 Battery Place New York, New York 10004 Tel: (212) 509-5100 Fax: (212) 845-3201

QUESTIONS AND ANSWERS
FOR PRIMORIS STOCKHOLDERS ABOUT THE PROPOSALS

Q. Why am I receiving this proxy statement/ prospectus?

A.

Rhapsody and Primoris have agreed to a business combination under the terms of the merger agreement that is described in this proxy statement/prospectus. This agreement is referred to as the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A, which we encourage you to read.

You are being asked to consider and vote upon a proposal to approve the merger agreement, which, among other things, provides for the merger of Primoris into Rhapsody. The approval of the merger proposal is a condition to the consummation of the merger.

Primoris will hold the special meeting of its stockholders to consider and vote upon the proposal. This proxy statement/prospectus contains important information about the proposed acquisition and the other matters to be acted upon at the special meeting. You should read it carefully.

The stockholders of Primoris who are parties to the merger agreement and who own or have proxies to vote an aggregate of 80.7% of the outstanding shares of Primoris common stock have agreed in the merger agreement to vote such shares in favor of the merger proposal.

Your vote is important. We encourage you to attend and vote at the special meeting.
Q. Why is Primoris proposing the merger?

A.

Primoris is a holding company of various subsidiaries which cumulatively form a diversified engineering and construction company providing a wide range of construction, fabrication, maintenance and replacement services, as well as engineering services to major public utilities, petrochemical companies, energy companies, municipalities and other customers.

Rhapsody was organized to effect an acquisition, capital stock exchange, asset acquisition or other similar business combination.

Rhapsody completed its IPO on October 10, 2006, raising net proceeds, including proceeds from the exercise of the underwriters over allotment option, of approximately $38,833,559. Of these net proceeds, $38,028,250, together with $1,250,000 raised from the private sale of warrants, for a total of $39,278,250 (including $414,000 of deferred underwriting compensation to be payable upon a successful business combination), were placed in a trust account immediately following the IPO and, in accordance with Rhapsody’s certificate of incorporation, will be released upon the consummation of a business combination. As of __________, 2008, approximately $_______ was held in deposit in the trust account. Rhapsody intends to use funds held in the trust account to pay stockholders of Rhapsody who exercise conversion rights, expenses of the business combination with Primoris, deferred underwriting compensation and investment banker’s fees and for working capital and general corporate purposes.

Based on its due diligence investigations of Rhapsody, including the financial and other information provided by Rhapsody in the course of their negotiations, Primoris believes that Rhapsody’s management will provide key financial and public market management experience to the Primoris board and would provide important financial resources to Primoris. Additionally, Primoris believes that a business combination with Rhapsody will provide Primoris stockholders with an opportunity to provide certain liquidity to their investment in Primoris and will provide a further opportunity to participate in a company with expanded growth potential.

In accordance with Rhapsody’s certificate of incorporation, Rhapsody must liquidate if it has not consummated a business combination by October 3, 2008. If Rhapsody is unable to complete the business combination with Primoris by such date, it will be forced to liquidate.

Q. Will I be able to sell my Rhapsody shares immediately after the merger?

A.

No. The merger agreement provides that no public sales of Rhapsody shares may be made during the first 12 months following the closing of the merger. You will be required to agree to this restriction as a condition to being issued Rhapsody shares. The shares will contain a legend to such effect.

Q. Do I have dissenters’ rights?

A.

If you are a holder of common stock of Primoris, you have the right under the Nevada Revised Statutes to vote against the merger proposal and demand that Primoris pay you the fair value of such shares. We sometimes refer to these rights to vote against the merger and demand the payment for the fair value of shares as dissenters’ rights. Pursuant to the merger agreement, if the holders of more than 5% of the outstanding common stock of Primoris exercise their dissenters’ rights, Rhapsody may elect not to proceed with the merger.

Q. How do I exercise my dissenters’ rights?

A.

If you are a stockholder of Primoris common stock and wish to exercise your dissenters’ rights, you must (i) deliver a written notice to Primoris of your intent to demand payment for the Primoris common stock before the vote on the merger is taken and (ii) vote against the merger proposal. If you fail to satisfy these two requirements, you will not satisfy the requirements to exercise your dissenters’ rights.

Within 10 days after the completion of the merger, the merged company will then send a written dissenters’ notice to those who satisfied the two requirements noted above. The dissenters’ notice will contain: (i) a statement of where demand for payment and certificates of Primoris common stock are to be sent, (ii) a statement informing holders of non-certificated shares of Primoris common stock of certain restrictions on transfers, (iii) a form for demanding payment, (iv) a date by when the demand for payment must be received, and (v) a copy of certain provisions of the Nevada Revised Statutes.

After receipt of such dissenters’ notice, the dissenting stockholders must then (i) demand payment, (ii) make certain certifications regarding their ownership of the Primoris common stock and
(iii) deposit their certificates in accordance with the dissenters’ notice.

The merged company will then be required to pay each dissenting Primoris stockholder the amount that the merged company estimates to be the fair value of each dissenter’s shares of Primoris common stock, plus accrued interest. The payment by the merged company will be accompanied by: (i) a copy of certain financial statements for the merged company, (ii) a statement of the merged company’s estimate of the fair value of the dissenter’s shares of Primoris common stock, (iii) an explanation as to how interest was calculated,
(iv) a statement stating how a dissenter may demand payment under Nevada law of their estimate of the value of the Primoris common stock, and (v) a copy of certain provisions of the Nevada Revised Statutes.

You may exercise your dissenters’ rights by submitting your request in writing to John P. Schauerman of Primoris, at the address listed at the end of this section.
See the section entitled “Appraisal and Dissenters’ Rights” for more specific procedures to be followed if you wish to exercise your dissenters’ rights.
Q. What happens if the merger is not consummated?

A.

If the merger is not consummated, you will continue to own the same shares of common stock of Primoris that you owned prior to the vote at the special meeting. Primoris will continue to operate in its ordinary course as previously operated.

Q. When do you expect the merger to be completed?	A. It is currently anticipated that the merger will be consummated as soon as practicable following the Rhapsody special meeting on , 2008.
For a description of the conditions for the completion of the merger, see the section entitled “The Merger Agreement — Conditions to the Closing of the Merger.”
Q. What do I need to do now?

A.

Primoris urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the merger will affect you as a stockholder of Primoris. You should then attend and vote at the special meeting of Primoris stockholders.

Q. How do I vote?	A. If you are a holder of record of Primoris common stock, you may vote in person at the special meeting.
Q. What should I do with my stock certificates?

A.

Promptly following the completion of the merger, the exchange agent for the merger will mail to you a letter of transmittal and instructions for surrendering your Primoris stock certificates in exchange for certificates representing Rhapsody common stock. Do not send your Primoris stock certificates until you receive a letter of transmittal from the exchange agent for the merger, with instructions for the surrender of the Primoris stock certificates.

If you decide to exercise your dissenters’ rights, you will need to surrender your certificates as instructed in the dissenters’ notice, discussed above.
See the section entitled “Appraisal and Dissenters’ Rights” for more specific procedures to be followed if you wish to exercise your dissenters’ rights.
Q. Who can help answer my questions?	A. If you have questions about the merger or your dissenters’ rights you should contact:
John P. Schauerman Primoris Corporation 26000 Commercentre Drive Lake Forest, California 92630 Tel: (949) 598-9242

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the merger, you should read this entire document carefully, including the merger agreement attached as Annex A to this proxy statement/prospectus. The merger agreement is the legal document that governs the merger and the other transactions that will be undertaken in connection with the merger. It is also described in detail elsewhere in this proxy statement/prospectus.

The Parties

Rhapsody

Rhapsody Acquisition Corp. is a blank check company formed on April 24, 2006 as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business.

On October 10, 2006, Rhapsody closed its initial public offering of 5,175,000 units (including 675,000 units subject to the underwriters’ over-allotment option), with each unit consisting of one share of its common stock and one warrant, each to purchase one share of its common stock at an exercise price of $5.00 per share. The units from the initial public offering (including the over-allotment option) were sold at an offering price of $8.00 per unit, generating total gross proceeds of $41,400,000. Simultaneously with the consummation of the IPO, Rhapsody consummated the private sale of 1,136,364 warrants at $1.10 per warrant to certain of its initial stockholders and affiliates for an aggregate purchase price of $1,250,000. Net proceeds from the offering, including proceeds from the exercise of the underwriter’s over-allotment option, were $38,833,559, including $414,000 of deferred underwriting compensation. Of these net proceeds, $38,028,250, together with $1,250,000 raised from the private sale of warrants, for a total of $39,278,250, were deposited into the trust account and the remaining proceeds of approximately $1,030,000 became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. In addition, as provided for in the prospectus for Rhapsody’s IPO, subsequent to October 3, 2007, Rhapsody withdrew an additional $200,000 from interest earned on funds in the trust account to fund such expenses. Through December 31, 2007, Rhapsody had used approximately $1,028,000 of the net proceeds that were not deposited into the trust account to pay for remaining expenses of the offering, taxes and general and administrative expenses and at that date had not used the additional $200,000 withdrawn by it for such purposes. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest. As of February 29, 2008, there was approximately $40,955,000 held in the trust account.

The funds deposited in the trust account, with the interest earned thereon, will be released to Rhapsody upon consummation of the merger, and used to pay any amounts payable to Rhapsody stockholders who vote against the merger and exercise their conversion rights and expenses incurred in connection with the business combination, including deferred underwriting compensation of $414,000 and a fee to the representative of the underwriters of the IPO of $360,000 for acting as Rhapsody’s investment banker in connection with the business combination. Remaining proceeds will be used for working capital, including funding for organic growth and acquisitions.

If Rhapsody does not complete the merger by October 3, 2008, its corporate existence will terminate and it will liquidate and promptly distribute to its public stockholders the amount in its trust account plus any remaining non-trust account funds after payment of its liabilities.

The Rhapsody common stock, warrants to purchase common stock and units (each unit consisting of one share of common stock and one warrant to purchase common stock) are quoted on the OTC Bulletin Board under the symbols RPSD for the common stock, RPSDW for the warrants and RPSDU for the units.

The mailing address of Rhapsody’s principal executive office is 825 Third Avenue, 40th Floor, New York, New York 10022. Its telephone number is (212) 319-7676. After the consummation of the merger, its principal executive office will be located at 26000 Commercentre Drive, Lake Forest, CA 92630 and its telephone number will be (949) 598-9242.

Primoris

Headquartered in Lake Forest, California, Primoris Corporation is a holding company of various subsidiaries which cumulatively form a diversified engineering and construction company providing a wide range of construction, fabrication, maintenance and replacement services, as well as engineering services to major public utilities, petrochemical companies, energy companies, municipalities and other customers.

As described in the section entitled “Business of Primoris”, since 1989, Primoris has completed seven acquisitions, two of which involved companies that were roughly equivalent in size to Primoris at the time of the acquisitions.

Primoris provides services through the following groups:

•	Underground
•	Industrial
•	Structures
•	Engineering
•	Water and wastewater

The following table sets forth Primoris’s revenues by business unit for the fiscal years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31
	2007		2006		2005
Business Unit	Revenue	%	Revenue	%	Revenue	%
	(000’s)		(000’s)		(000’s)
Underground	$197,367	36.0	$210,336	47.9	$156,322	43.0
Industrial	151,707	27.7	67,458	15.4	90,461	25.0
Structures	60,706	11.1	70,506	16.0	45,965	12.7
Engineering	77,300	14.1	39,733	9.0	26,014	7.2
Water and wastewater	60,586	11.1	51,372	11.7	43,723	12.1
Total (totals may not add due to rounding)	$547,666	100.0%	$439,405	100.0%	$362,485	100.0%

Primoris’s principal executive offices are located at 26000 Commercentre Drive, Lake Forest, California 92630. Its telephone number is (949) 598-9242.

The Merger

The merger agreement provides for a business combination transaction by means of the merger of Primoris into Rhapsody, with Rhapsody being the surviving entity and operating under the name “Primoris Corporation.” At the closing, the Primoris Holders will receive in the aggregate (i) 24,094,800 shares of Rhapsody common stock (subject to reduction in the event of exercise of dissenters’ rights by any of the Primoris stockholders) plus (ii) the right to receive 2,500,000 shares of Rhapsody common stock for each of the fiscal years ending December 31, 2008 and 2009 during which the surviving corporation achieves specified EBITDA (as defined in the merger agreement) milestones. Such milestones are $39,300,000 for the 2008 fiscal year and $46,000,000 for the 2009 fiscal year. See the section entitled “The Merger Proposal — Structure of the Merger” for the manner in which EBITDA is defined for this purpose.

To provide a fund for payment to Rhapsody with respect to its post-closing rights to indemnification under the merger agreement for breaches of representations and warranties and covenants by Primoris and its stockholders, there will be placed in escrow (with an independent escrow agent) 1,807,110 of the shares issuable to the Primoris Holders at closing. Other than with respect to certain specified matters, the escrow will be the sole remedy for Rhapsody for its rights to indemnification under the merger agreement. See the section entitled “The Merger Proposal — Indemnification.”

Rhapsody and Primoris plan to complete the merger promptly after the Rhapsody special meeting, provided that:

•	Rhapsody’s stockholders have approved the merger proposal;
•	holders of fewer than 20% of Rhapsody’s Public Shares have voted against the merger proposal and demanded conversion of their shares into cash; and
•	the other conditions specified in the merger agreement have been satisfied or waived.

After consideration of the factors identified and discussed in the section entitled “The Merger Proposal — Factors Considered by Rhapsody’s Board of Directors,” Rhapsody’s board of directors concluded that the merger met all of the requirements disclosed in Rhapsody’s Registration Statement on Form S-1 (Reg. No. 333-134694), that became effective on October 3, 2006, including that such business has a fair market value of at least 80% of the trust account balance at the time of the merger.

Upon completion of the merger, assuming that none of the holders of the Public Shares elects to convert such shares into cash, the Primoris Holders will own approximately 79.3% of the shares of Rhapsody common stock outstanding immediately after the closing of the merger and the other Rhapsody stockholders will own approximately 20.7% of Rhapsody’s outstanding common stock. If 19.99% of the holders of Public Shares elect to convert their shares into cash, such percentages would be 82.1% and 17.9%, respectively. The foregoing does not take into account shares that would be issued to Primoris Holders upon achievement of the EBITDA milestones or the exercise of warrants that are presently outstanding or shares that would be issued under the incentive compensation option plan proposed to be adopted in connection with the merger. However, if 19.99% of the Public Shares are converted and thereafter the full EBITDA consideration is earned, the current Rhapsody stockholders would own 15.3% of the total outstanding stock and the Primoris Holders would own 84.7%, assuming that no other shares are issued. All of these percentages assume that none of the Primoris stockholders exercises his or her dissenter’s rights. To the extent dissenters’ rights are exercised, the percentage owned by the Primoris Holders would decrease and that owned by the Rhapsody stockholders would increase.

Fairness Opinion

Pursuant to an engagement letter dated January 28, 2008, we engaged Ladenburg Thalmann & Co. Inc. (“Ladenburg”) to render an opinion that the consideration to be paid by us in connection with our merger with Primoris on the terms and conditions set forth in the merger agreement is fair to our stockholders from a financial point of view and that the fair market value of Primoris is at least equal to 80% of the balance in the trust account at the time of the merger. Ladenburg is an investment banking firm that regularly is engaged in the evaluation of businesses and their securities in connection with acquisitions, corporate restructuring, private placements and for other purposes. Our board of directors decided to use the services of Ladenburg because it is a recognized investment banking firm that has substantial experience in similar matters. The engagement letter provides that we will pay Ladenburg a fee of $75,000 (which has been paid) and will reimburse Ladenburg for its reasonable out-of-pocket expenses, including attorneys’ fees. We have also agreed to indemnify Ladenburg against certain liabilities that may arise out of the opinion.

Ladenburg delivered its written opinion to our board of directors on February 17, 2008, which opinion stated that, as of such date, and based upon and subject to the assumptions made, matters considered and limitations on its review as set forth in the opinion, (i) the consideration then agreed to be paid by us in the merger was fair to our stockholders from a financial point of view, and (ii) the fair market value of Primoris was at least equal to 80% of the balance in the trust account at the time of the merger. Unless Rhapsody management believes there has been a material adverse change in Primoris’s business or its fair market value since the date of such opinion, such opinion will not be updated.

The amount of the consideration to be paid by us to Primoris’s stockholders was determined pursuant to negotiations between us and Primoris and not pursuant to recommendations of Ladenburg. The full text of Ladenburg’s written opinion, attached hereto as Annex G, is incorporated by reference into this proxy statement/prospectus. You are encouraged to read the Ladenburg opinion carefully and in its entirety for descriptions of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Ladenburg in rendering them. The summary of the Ladenburg opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion, which is attached hereto as Annex G. See the section entitled “The Merger Proposal — Fairness Opinion.”

The Charter Amendments

The proposed amendments to Rhapsody’s certificate of incorporation would, upon consummation of the merger, (i) change Rhapsody’s name to “Primoris Corporation,” (ii) increase the authorized number of shares of its common stock from 15 million to 60 million, (iii) make its corporate existence perpetual, (iv) eliminate certain provisions that are applicable to Rhapsody only prior to its completion of a business combination, and (v) make certain other changes that our board of directors believes are immaterial.

The Incentive Compensation Plan Proposal

The proposed incentive compensation plan reserves 1,520,000 shares of Rhapsody common stock for issuance to executive officers (including executive officers who are also directors), employees, directors and consultants in accordance with the plan’s terms. The purpose of the plan is to provide Rhapsody’s directors, executive officers and other employees as well as consultants who, by their position, ability and diligence are able to make important contributions to Rhapsody’s growth and profitability, with an incentive to assist Rhapsody in achieving its long-term corporate objectives, to attract and retain executive officers and other employees of outstanding competence and to provide such persons with an opportunity to acquire an equity interest in Rhapsody. The plan is attached as Annex C to this proxy statement/prospectus. We encourage you to read the plan in its entirety.

The Director Election Proposal; Management of Rhapsody

At the special meeting, seven directors will be elected to Rhapsody’s board of directors, of whom two will serve until the special meeting to be held in 2009, three will serve until the special meeting to be held in 2010 and two will serve until the special meeting to be held in 2011 and, in each case, until their successors are elected and qualified.

Upon consummation of the merger, if management’s nominees are elected, the directors of Rhapsody will be classified as follows:

•	in the class to stand for reelection in 2009: Brian Pratt and Peter J. Moerbeek;
•	in the class to stand for reelection in 2010: John P. Schauerman, Stephen C. Cook and ; and
•	in the class to stand for reelection in 2011: Eric S. Rosenfeld and David D. Sgro.

Upon the consummation of the merger, the executive officers of Rhapsody will be Brian Pratt, chief executive officer, John M. Perisich, senior vice president and general counsel, John P. Schauerman, chief financial officer, and Alfons Theeuwes, senior vice president of accounting and finance. Each of such persons is currently an executive officer of Primoris..

If either the merger proposal or the charter amendment proposal is not approved by Rhapsody’s stockholders at the special meeting, the director election proposal and the other proposals (except an adjournment proposal, as discussed below) will not be presented to the meeting for a vote and Rhapsody’s current directors and executive officers will continue in office until Rhapsody is liquidated.

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the special meeting to authorize Rhapsody to consummate the merger (because either the merger proposal or the charter amendment proposal is not approved or 20% or more of the holders of the Public Shares vote against the merger proposal and elect to convert their Public Shares into cash), Rhapsody’s board of directors may submit a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies. See the section entitled “The Adjournment Proposal.”

Vote of Rhapsody Inside Stockholders

As of , 2008, the record date for the Rhapsody special meeting, Eric S. Rosenfeld, Rhapsody’s chairman of the board, chief executive officer and president, a trust for the benefit of Mr. Rosenfeld’s children, Arnaud Ajdler, Rhapsody’s secretary and a director, David D. Sgro, Rhapsody’s chief financial officer, Leonard B. Schlemm, Jon Bauer and Colin D. Watson, each a director of Rhapsody, Joel Greenblatt, the special advisor to Rhapsody, and Gregory R. Monahan, a stockholder of Rhapsody, to whom we collectively refer as the Rhapsody Inside Stockholders, beneficially owned and were entitled to vote 1,125,000 shares (“Original Shares”). The Original Shares issued to the Rhapsody Inside Stockholders constituted approximately 17.9% of the outstanding shares of our common stock immediately after the IPO.

In connection with the IPO, Rhapsody and EarlyBirdCapital, Inc., the representative of the underwriters of the IPO, entered into agreements with each of the Rhapsody Inside Stockholders pursuant to which each Rhapsody Inside Stockholder agreed to vote his or its Original Shares on the merger proposal in accordance with the majority of the votes cast by the holders of Public Shares. The Rhapsody Inside Stockholders have also indicated that they intend to vote their Original Shares in favor of all other proposals being presented at the meeting. The Original Shares have no liquidation rights and will be worthless if no business combination is effected by Rhapsody. In connection with the IPO, the Rhapsody Inside Stockholders entered into lock-up agreements with EarlyBirdCapital, Inc. restricting the sale of their Original Shares until the earlier of twelve months after a business combination or Rhapsody’s liquidation.

As of the date of this proxy statement/prospectus, no Rhapsody Inside Stockholder has purchased any shares of Rhapsody common stock in the open market. If the Rhapsody Inside Stockholders believe it would be desirable for them or their affiliates to purchase shares in advance of the special meeting, such determination would be based on factors such as the likelihood of approval or disapproval of the merger proposal, the number of shares for which conversion may be requested and the financial resources available to such prospective purchasers.

Date, Time and Place of Special Meeting of Rhapsody’s Stockholders

The special meeting of the stockholders of Rhapsody will be held at 10:00 a.m., Eastern time, on , 2008, at the offices of Graubard Miller, Rhapsody’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174 to consider and vote upon the merger proposal, the charter amendment proposal, the incentive compensation plan proposal and the director election proposal. A proposal to adjourn the meeting to a later date or dates may be presented, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, Rhapsody is not authorized to consummate the merger.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the special meeting if you owned shares of Rhapsody common stock at the close of business on , 2008, which is the record date for the special meeting. You will have one vote for each share of Rhapsody common stock you owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Rhapsody warrants do not have voting rights. On the record date, there were 6,300,000 shares of Rhapsody common stock outstanding, of which 5,175,000 were Public Shares and 1,125,000 were shares held by the Rhapsody Inside Stockholders that were acquired prior to the IPO.

Quorum and Vote of Rhapsody Stockholders

A quorum of Rhapsody stockholders is necessary to hold a valid meeting. A quorum will be present at the Rhapsody special meeting if a majority of the outstanding shares entitled to vote at the meeting are represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum. The Rhapsody Inside Stockholders hold approximately 17.9% of the outstanding shares of Rhapsody common stock, none of which are Public Shares. Such shares will be voted on the merger proposal in accordance with the majority of the votes cast by the holders of Public Shares and in favor of all of the other proposals and for the election as directors of management’s nominees.

•	Pursuant to Rhapsody’s charter, the approval of the merger proposal will require the affirmative vote of the holders of a majority of the Public Shares cast on the proposal at the meeting. There are currently 6,300,000 shares of Rhapsody common stock outstanding, of which 5,175,000 are Public Shares. The merger will not be consummated if the holders of 20% or more of the Public Shares (1,035,000 shares or more) properly demand conversion of their Public Shares into cash.

•	The approval of the charter amendment will require the affirmative vote of the holders of a majority of the outstanding shares of Rhapsody common stock on the record date.
•	The approval of the incentive compensation plan will require the affirmative vote of the holders of a majority of the shares of Rhapsody common stock represented in person or by proxy and entitled to vote thereon at the meeting.
•	The election of directors requires a plurality vote of the shares of common stock present in person or represented by proxy and entitled to vote at the special meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of abstentions, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.
•	The approval of an adjournment proposal will require the affirmative vote of the holders of a majority of the shares of Rhapsody common stock represented in person or by proxy and entitled to vote thereon at the meeting.

Abstentions will have the same effect as a vote “AGAINST” the charter amendment proposal, the incentive compensation plan proposal and the adjournment proposal, if the latter is presented, but will have no effect on the merger proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will have the effect of votes against the charter amendment proposal, but will have no effect on the merger proposal, the incentive compensation plan proposal or an adjournment proposal. Please note that you cannot seek conversion of your shares unless you affirmatively vote against the merger proposal.

The merger is conditioned upon approval of the merger proposal and the charter amendment proposal but not upon the approval of the incentive compensation plan proposal or the director election proposal. However, the incentive compensation plan and director election proposals will not be presented for a vote at the special meeting unless both the merger proposal and the charter amendment proposal are approved.

Conversion Rights

Pursuant to Rhapsody’s certificate of incorporation, a holder of Public Shares may, if the stockholder affirmatively votes against the merger, demand that Rhapsody convert such shares into cash if the merger is consummated. See the section entitled “Special Meeting of Rhapsody Stockholders — Conversion Rights” for the procedures to be followed if you wish to convert your shares into cash. If properly demanded, Rhapsody will convert each Public Share into a pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger. As of February 29, 2008, this would amount to approximately $7.91 per share. If you exercise your conversion rights, then you will be exchanging your shares of Rhapsody common stock for cash and will no longer own the shares. You will be entitled to receive cash for these shares only if you affirmatively vote against the merger, properly demand conversion and, after the meeting, tender your stock (either physically or electronically) to our transfer agent within the time period specified in a notice you will receive from Rhapsody, which period will be not less than 20 days from the date of such notice. If the merger is not completed, these shares will not be converted into cash.

If Rhapsody is unable to complete the merger or another business combination by October 3, 2008, its corporate existence will terminate and, upon its resulting liquidation, the holders of shares issued in the IPO will receive an amount equal to the amount of funds in the trust account at the time of the liquidation distribution divided by the number of Public Shares. Although both the per share liquidation price and the per share conversion price are equal to the amount of trust accounts in the trust account divided by the number of Public Shares, the amount a holder of Public Shares would receive at liquidation may be more or less than the amount such a holder would have received had it sought conversion of its shares in connection with the merger because (i) there will be greater earned interest in the trust account at the time of a liquidation distribution since it would occur at a later date than a conversion and (ii) Rhapsody may incur expenses it otherwise would not incur if Rhapsody consummates the merger, including, potentially, claims requiring payment from the trust account by creditors who have not waived their rights against the trust account. Eric S. Rosenfeld, our chairman, chief executive officer and president, will be personally liable under certain circumstances (for example, if a vendor successfully makes a claim against funds in the trust account) to ensure that the proceeds in the trust account are not reduced by the claims of prospective target businesses and vendors or other entities that are owed money by us for services rendered or products sold to us. While Rhapsody has no reason to believe that Mr. Rosenfeld will not be able to satisfy those obligations, there cannot be any assurance to that effect. See the section entitled “Other Information Related to Rhapsody —  Liquidation If No Business Combination” for additional information.

The merger will not be consummated if the holders of 20% or more of the Public Shares (1,035,000 shares or more) properly demand conversion of their shares into cash.

Appraisal and Dissenters’ Rights

Rhapsody stockholders do not have appraisal rights in connection with the merger under the DGCL. Primoris stockholders have dissenters’ rights, as described in the section entitled “Appraisal and Dissenters’ Rights.”

Proxies

Proxies may be solicited by mail, telephone or in person. Rhapsody has engaged Mackenzie Partners, Inc. to assist in the solicitation of proxies.

If you grant a proxy, you may still vote your shares in person if you revoke your proxy before the special meeting. You may also change your vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of Rhapsody Stockholders — Revoking Your Proxy.”

Interests of Rhapsody’s Directors and Officers in the Merger

When you consider the recommendation of Rhapsody’s board of directors in favor of approval of the merger proposal, you should keep in mind that Rhapsody’s executive officers and special advisor and members of Rhapsody’s board have interests in the merger transaction that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	If the merger or another business combination is not consummated by October 3, 2008, Rhapsody will be liquidated. In such event, the 1,125,000 shares of common stock held by Rhapsody’s directors, officers and special advisor that were acquired before the IPO, for an aggregate purchase price of $25,000, would be worthless because Rhapsody’s directors, officers and special advisor are not entitled to receive any of the liquidation proceeds with respect to such shares. Such shares had an aggregate market value of $ based upon the closing price of $ on the OTC Bulletin Board on , 2008, the record date for the Rhapsody special meeting.
•	The Rhapsody officers, directors and special advisor have also purchased 1,136,364 warrants, for an aggregate purchase price of $1,250,000, (or $1.10 per warrant) pursuant to an agreement with EarlyBirdCapital, Inc. entered into in connection with Rhapsody’s IPO. These purchases took place on a private placement basis simultaneously with the consummation of our IPO. All of the proceeds we received from these purchases were placed in Rhapsody’s trust fund. These “insider warrants” are identical to the warrants underlying our units, except that if we call the warrants for redemption, the insider warrants may be exercisable on a cashless basis so long as they are held by these purchasers or their affiliates. Such warrants had an aggregate market value of $, based on the closing price of $ on the OTC Bulletin Board on , 2008. All of the warrants will become worthless if the merger is not consummated (as will the remainder of the public warrants).
•	The transactions contemplated by the merger agreement provide that Eric S. Rosenfeld and David D. Sgro, appointees of Mr. Rosenfeld, will be directors of Rhapsody after the closing of the merger. As such, in the future each will receive any cash fees, stock options or stock awards that the Rhapsody board of directors determines to pay to its non-executive directors.
•	If Rhapsody liquidates prior to the consummation of a business combination, Eric S. Rosenfeld, Rhapsody’s chairman, chief executive officer and president, will be personally liable to pay debts and obligations to vendors and other entities that are owed money by Rhapsody for services rendered or products sold to Rhapsody, or to any target business, to the extent such creditors bring claims that would otherwise require payment from monies in the trust account. Based on Rhapsody’s estimated debts and obligations, it is not currently expected that Mr. Rosenfeld will have any exposure under this arrangement in the event of a liquidation.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Rhapsody or its securities, Rhapsody, the Rhapsody Inside Stockholders, Primoris or Primoris’s stockholders and/or their respective affiliates may purchase shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or enter into transactions with such persons and others to provide them with incentives to acquire shares of Rhapsody’s common stock or vote their shares in favor of the merger proposal. Certain of these transactions could be structured in a manner that would provide for settlement subsequent to the consummation of the merger using proceeds from the trust account or shares issued to the Primoris Holders in the merger. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options, the transfer to such investors or holders of shares or warrants owned by the Rhapsody Inside Stockholders for nominal value and the grant to such investors and holders of rights to nominate directors of Rhapsody.

Entering into any such arrangements may have a depressive effect on our stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the special meeting.

If such transactions are effected, the consequence could be to cause the merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the merger proposal and other proposals and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it less likely that the holders of 20% or more of the Public Shares will vote against the acquisition proposal and exercise their conversion shares.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Rhapsody will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the merger and charter amendment proposals or the conversion threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Recommendation to Stockholders

Rhapsody’s board of directors believes that the merger proposal and the other proposals to be presented at the special meeting are fair to and in the best interest of Rhapsody’s stockholders and unanimously recommends that its stockholders vote “FOR” each of the proposals.

Conditions to the Closing of the Merger

General Conditions

Consummation of the merger is conditioned on (i) the holders of the Public Shares, at a meeting called for this and other related purposes, approving the merger agreement and (ii) the holders of fewer than 20% of the Public Shares voting against the merger and exercising their right to convert their Public Shares into a pro-rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger.

In addition, the consummation of the transactions contemplated by the merger agreement is conditioned upon, among other things, (i) no order, stay, judgment or decree being issued by any governmental authority preventing, restraining or prohibiting in whole or in part, the consummation of such transactions, (ii) the execution by and delivery to each party of each of the various transaction documents, (iii) the delivery by each party to the other party of a certificate to the effect that the representations and warranties of each party are true and correct in all material respects as of the closing and all covenants contained in the merger agreement have been materially complied with by each party, (iv) at the closing, Rhapsody’s common stock being quoted on the OTC BB or listed for trading on Nasdaq, and (v) the receipt of all necessary consents and approvals by third parties and the completion of necessary proceedings.

Primoris’s Conditions to Closing

The obligations of Primoris to consummate the transactions contemplated by the merger agreement also are conditioned upon, among other things:

(1)	there being no material adverse change in Rhapsody since the date of the merger agreement;
(2)	the lock-up agreements, the voting agreement and the escrow agreement shall have been executed and delivered by the parties thereto (other than the Primoris parties);
(3)	Rhapsody shall have arranged for funds remaining in the trust account to be disbursed to it upon closing of the merger;
(4)	receipt by Primoris of an opinion of Rhapsody’s counsel in agreed form;
(5)	Rhapsody being in compliance with the reporting requirements under the Securities and Exchange Act of 1934 (“Exchange Act”); and
(6)	all officers of Rhapsody having resigned from all of their positions and offices with Rhapsody (other than Mr. Rosenfeld, who will continue as a director).

Rhapsody’s Conditions to Closing

The obligations of Rhapsody to consummate the transactions contemplated by the merger agreement also are conditioned upon each of the following, among other things:

(1)	there shall have been no material adverse change in the business of Primoris, its subsidiaries or their businesses since the date of the merger agreement;
(2)	no more than 5% of the shares of any class of securities of Primoris shall have exercised their dissenters’ rights;
(3)	the employment agreements with Primoris management shall have been executed and delivered by Primoris and them;
(4)	the lock-up agreements, the voting agreement and the escrow agreement shall have been executed and delivered by the parties thereto (other than the Rhapsody parties);
(5)	(a) all outstanding indebtedness owed by any Primoris insider to Primoris shall have been repaid in full; (b) all guaranteed or similar arrangements pursuant to which Primoris has guaranteed the payment or performance of any obligations of any Primoris insider to a third party shall have been terminated; and (c) no Primoris insider shall own any direct equity interests in any subsidiary of Primoris; and
(6)	receipt by Rhapsody of an opinion of Primoris’s counsel in agreed form.

Termination

The merger agreement may be terminated at any time, but not later than the closing, as follows:

•	by mutual written agreement of Rhapsody and Primoris;
•	by either Rhapsody or the representative of the Primoris stockholders if the merger is not consummated on or before October 3, 2008, provided that such termination is not available to a party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to be consummated before such date and such action or failure to act is a breach of the merger agreement;
•	by either Rhapsody or Primoris if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, judgment, ruling or other action is final and nonappealable;

•	by either Rhapsody or Primoris if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured its breach within thirty days of the notice of an intent to terminate, provided that the terminating party is itself not in breach;
•	by either Rhapsody or Primoris if, at the Rhapsody stockholder meeting, the merger agreement shall fail to be approved by the affirmative vote of the holders of a majority of the Public Shares voted at the meeting or the holders of 20% or more of the Public Shares exercise conversion rights; and
•	by Primoris if the special meeting is not called to be held within 30 days after the registration statement of which this prospectus/proxy statement is a part is declared effective. As this condition has been complied with, Primoris no longer may so terminate the merger agreement.

The merger agreement does not specifically address the rights of a party in the event of a material breach by a party of its covenants or warranties or a refusal or wrongful failure of the other party to consummate the merger. However, the non-wrongful party would be entitled to assert its legal rights for breach of contract against the wrongful party.

If permitted under the applicable law, either Primoris or Rhapsody may waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the merger agreement. The condition requiring that the holders of fewer than 20% of the Public Shares affirmatively vote against the merger proposal and demand conversion of their shares into cash may not be waived. We cannot assure you that any or all of the conditions will be satisfied or waived.

The existence of the financial and personal interests of the directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for Rhapsody and what he may believe is best for himself in determining whether or not to grant a waiver in a specific situation.

Tax Consequences of the Merger

Rhapsody has received an opinion from its counsel, Graubard Miller, that, for federal income tax purposes:

•	No gain or loss will be recognized by non-converting stockholders of Rhapsody; and
•	A stockholder of Rhapsody who exercises conversion rights and effects a termination of the stockholder’s interest in Rhapsody will generally be required to recognize capital gain or loss upon the exchange of that stockholder’s shares of common stock of Rhapsody for cash, if such shares were held as a capital asset on the date of the merger. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of Rhapsody common stock.

The tax opinion is attached to this proxy statement/prospectus as Annex H. Graubard Miller has consented to the use of its opinion in this proxy statement/prospectus. For a description of the material federal income tax consequences of the merger, please see the information set forth in “The Merger Proposal —  Material Federal Income Tax Consequences of the Merger.”

Anticipated Accounting Treatment

The merger will be accounted for as a reverse acquisition in accordance with U.S. generally accepted accounting principles. Under this method of accounting, Rhapsody will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Primoris comprising the ongoing operations of the combined entity and senior management of the combined company. In accordance with guidance applicable to these circumstances, the merger will be considered to be a capital transaction in substance. Accordingly, for accounting purposes, the merger will be treated as the equivalent of Primoris issuing stock for the net assets of Rhapsody, accompanied by a recapitalization. The net assets of Rhapsody will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the merger will be those of Primoris.

Regulatory Matters

The merger and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirement or approval, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, except for filings with the State of Delaware necessary to effectuate the transactions contemplated by the merger agreement.

Risk Factors

In evaluating the merger proposal, the name change amendment, the charter amendment, the incentive compensation plan proposal, the director election proposal and the adjournment proposal, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

SELECTED HISTORICAL FINANCIAL INFORMATION

We are providing the following selected financial information to assist you in your analysis of the financial aspects of the merger. Primoris’s consolidated balance sheet data as of December 31, 2007 and December 31, 2006 and the consolidated statement of operations data for the years then ended and for the year ended December 31, 2005 are derived from Primoris’s audited consolidated financial statements, which are included elsewhere in this proxy statement. Primoris’s consolidated balance sheet data as of December 31, 2005 and December 31, 2004 and the statement of operations data for the year ended December 28, 2004 are derived from Primoris’s audited consolidated financial statements, which are not included in this proxy statement. Primoris’s consolidated balance sheet data as of December 31, 2003 and the statement of operations data for the year ended December 28, 2003 are derived from the audited financial statements for ARB, Inc., a predecessor company. In November 2003, Primoris was created as part of a restructuring of ARB, Inc. Concurrent with the formation of Primoris, the shareholders of ARB, Inc. exchanged their shares on a share for share basis with those of Primoris.

The Rhapsody historical financial data are derived from the Rhapsody financial statements included elsewhere in this proxy statement.

The information is only a summary and should be read in conjunction with each of Rhapsody’s and Primoris’s historical consolidated financial statements and related notes and “Other Information Related to Rhapsody — Rhapsody’s Plan of Operations” and “Primoris’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Rhapsody or Primoris.

As an S-Corporation, Primoris pays minimal income tax at the corporate level. All federal income taxes are paid by Primoris’s stockholders at the individual level. Prior to the closing of the merger, Primoris may make a cash distribution to its stockholders for this purpose. See the section entitled “The Merger Agreement  — Primoris Cash Distribution.”

Selected Historical Financial Information – Primoris
(In Thousands, Except Per Share Data)

	Fiscal Years Ended December 31,
	2007	2006	2005	2004	2003(a)
	(In Thousands, Except per Share Data)
Statement of Operations Data:
Revenue	$547,666	$439,405	$362,485	$348,435	$277,331
Income from continuing operations	$27,134	$13,228	$3,902	$1,740	$5,894
Net income (loss)	$27,134	$13,200	$5,421	$(2,773)	$5,737
Balance Sheet Data:
Total assets	$220,973	$162,309	$125,982	$116,041	$80,319
Total current liabilities	$150,123	$97,828	$74,651	$74,217	$37,194
Long-term liabilities	$23,927	$22,274	$19,316	$12,419	$11,024
Total stockholders’ equity	$46,923	$42,207	$32,015	$29,405	$32,101

(a)	The 2003 historical information is presented for ARB, Inc., a predecessor company. On January 1, 2004, Primoris was created as part of a restructuring of ARB, Inc. Concurrent with the formation of Primoris, the shareholders of ARB, Inc. exchanged their shares on a share for share basis with those of Primoris.

Selected Historical Financial Information – Rhapsody
(In Thousands, Except Per Share Data)

	For the Period From April 24, 2006 (Inception) to March 31, 2007	Nine Months Ended December 31, 2007	For the Period From April 24, 2006 (Inception) to December 31, 2006	For the Period From April 24, 2006 (Inception) to December 31, 2007
Income Statement Data:
Revenue	$—	$—	$—	$—
Interest Income	$654	$1,066	$311	$1,720
Net Income	$351	$515	$200	$866
Accretion of Trust Fund related to common stock subject to possible conversion	$129	$172	$61	$301
Basic and diluted net income per share subject to possible conversion	$0.12	$0.17	$0.18
Net income attributable to common stockholders	$222	$343	$139	$565
Basic and diluted net income per share	$0.07	$0.07	$0.06

	As of March 31, 2007	As of December 31, 2007
Balance Sheet Data:
Total assets (including cash deposited in trust account)	$40,501	$41,001
Common stock subject to possible conversion	$7,980	$8,152
Stockholders' equity	$32,065	$32,408

SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

The following selected unaudited pro forma financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed consolidated financial statements included elsewhere in this proxy.

The following unaudited pro forma condensed consolidated balance sheet combines the historical unaudited balance sheet of Rhapsody at December 31, 2007 with the historical audited balance sheet of Primoris at December 31, 2007, giving effect to the transactions described in the merger agreement to the acquired Rhapsody assets as if the transactions had occurred on December 31, 2007.

The following unaudited pro forma condensed consolidated statement of income combines the historical audited statement of operations of Rhapsody for the nine months ended December 31, 2007 with the historical audited statement of operations of Primoris for the year ended December 31, 2007, giving effect to the transactions described in the merger agreement to the acquired Rhapsody assets as if the transactions had occurred on January 1, 2007.

The historical financial information has been adjusted to give pro forma effect to events that are directly attributable to the transaction, are factually supportable and, in the case of the pro forma income statements, have a recurring impact.

The purchase price allocation has not been finalized and is subject to change based upon recording of actual transaction costs, finalization of working capital adjustments and other matters.

The unaudited pro forma condensed consolidated balance sheet at December 31, 2007 and unaudited pro forma condensed consolidated statement of income for the twelve months ended December 31, 2007 have been prepared using two different levels of approval of the transaction by the Rhapsody stockholders, as follows:

•	Assuming No Conversions: This presentation assumes that none of the holders of Public Shares exercise their conversion rights; and
•	Assuming Maximum Conversions: This presentation assumes that 19.99% of the holders of Public Shares exercise their conversion rights.

Rhapsody is providing this information to aid you in your analysis of the financial aspects of the transaction. The unaudited pro forma financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the transaction taken place on the dates noted, or the future financial position or operating results of the combined company.

Pro Forma Condensed Consolidated Balance Sheet Data
(In Thousands, Except per Share Data)

	At December 31, 2007
	Assuming No Conversion	Assuming Maximum Conversion
Total assets	$206,512	$198,360
Long-term debt	$22,641	$22,641
Other current and long-term liabilities	$150,149	$150,149
Stockholders’ equity	$33,722	$25,570

Pro Forma Condensed Consolidated Statements of Operations Data
(In Thousands, Except per Share Data)

	Periods Ending December 31, 2007(a)
	Assuming No Conversion(b)	Assuming Maximum Conversion(c)
Revenue	$547,666	$547,666
Operating income	29,401	29,401
Net income	16,172	16,069
Basic net income per share	$0.53	$0.55
Diluted net income per share	$0.50	$0.51
Shares used in computation of basic net income per share	30,395	29,360
Shares used in computation of fully diluted net income per share	32,491	31,456

Notes:

(a)	Includes twelve months ended December 31, 2007 for Primoris and nine months ended December 31, 2007 for Rhapsody.
(b)	Assumes that no Rhapsody stockholders seek conversion of their Rhapsody stock into pro rata shares of the trust account.
(c)	Assumes that 1,034,483 shares of Rhapsody common stock were converted into their pro rata share of the trust account.

Comparative Per Share Data

The following table sets forth unaudited pro forma combined per share ownership information of Rhapsody and Primoris after giving effect to the merger, assuming both no conversions and redemption of 19.99% of shares by Rhapsody stockholders. You should read this information in conjunction with the selected historical financial information summary included elsewhere in this proxy statement, and the historical financial statements of Rhapsody and Primoris and related notes that are included elsewhere in this proxy statement. The unaudited Rhapsody and Primoris pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below do not purport to represent the earnings per share which would have occurred had the companies been combined, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Rhapsody and Primoris would have been had the companies been combined.

	Rhapsody	Primoris	Combined Company
	(In Thousands, Except per Share Data)
Number of shares of common stock outstanding upon consummation of the merger:
Assuming no conversions(1)	6,300	24,095	30,395
Assuming redemption of 19.99% of shares(2)	5,266	24,095	29,360
Diluted number of shares of common stock upon consummation of the merger:
Assuming no conversions(1)	—	—	32,491
Assuming redemption of 19.99% of shares(2)	—	—	31.456
Earnings (loss) per share – historical year ended December 31, 2007	$0.07	$1.13	—
Basic earnings per share – pro forma year ended December 31, 2007:
Assuming no conversions	—	—	$0.53
Assuming redemption of 19.99% of shares	—	—	$0.55
Diluted earnings per share – pro forma year ended December 31, 2007:
Assuming no conversions	—	—	$0.50
Assuming redemption of 19.99% of shares	—	—	$0.51
Book value – historical December 31, 2007	$32,409	$46,923
Book value – pro forma December 31, 2007:
Assuming no conversions	—	—	$33,722
Assuming redemption of 19.99% of shares	—	—	$25,570
Book value per share – pro forma year ended December 31, 2007:
Assuming no conversions	—	—	$1.11
Assuming redemption of 19.99% of shares	—	—	$0.87

Notes:

(1)	Assumes that no Rhapsody stockholders seek conversion of their Rhapsody stock into pro rata shares of the trust account.
(2)	Assumes that 1,034,483 shares of Rhapsody common stock were converted into their pro rata share of the trust account.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approvethe proposals described in this proxy statement/prospectus.

Risks Related to Our Business and Operations Following the Merger with Primoris

The value of your investment in Rhapsody following consummation of the merger will be subject to the significant risks affecting Primoris and inherent in the engineering and construction industry. You should carefully consider the risks and uncertainties described below and other information included in this proxy statement/prospectus. There may also be additional risks and uncertainties not known to us or not described below which may also impair our business operations. If any of the events described below occur, Rhapsody’s post-acquisition business and financial results could be adversely affected in a material way. This could cause the trading price of its common stock to decline, perhaps significantly, and you therefore may lose all or part of your investment.

Our financial and operating results may vary significantly from quarter-to-quarter, which may adversely affect the value of the Rhapsody common stock

Our quarterly results may be adversely affected by:

•	Changes in our mix of customers, projects, contracts and business;
•	Regional and/or general economic conditions;
•	Variations and changes in the margins of projects performed during any particular quarter;
•	Increases in the costs to perform services caused by changing weather conditions;
•	The termination of existing agreements or contracts;
•	The budgetary spending patterns of customers;
•	Increases in construction costs that we may be unable to pass through to our customers;
•	Cost or schedule overruns on fixed-price contracts;
•	Availability of qualified labor to execute specific projects;
•	Changes in bonding requirements and bonding availability applicable to existing and new agreements;
•	Costs we incur to support growth internally or through acquisitions or otherwise;
•	The timing and volume of work under contract; and
•	Losses experienced in our operations not otherwise covered by insurance.

Accordingly, our operating results in any particular quarter may not be indicative of the results that you may expect for any other quarter or for the entire year. Such quarterly fluctuations in our financial and operating results may affect the value of the Rhapsody common stock.

Primoris’s business is labor intensive. It also depends on key personnel and we may not be able to operate and grow our business effectively if we lose the services of any of our key personnel or are unable to attract qualified and skilled personnel in the future. This could lead to a decrease in our overall competitiveness, resulting in an adverse affect on our business, operating results, financial condition and value of our stock.

Primoris will be dependent upon the efforts of its key personnel and its ability to retain them and hire other qualified employees. In particular, Primoris will be dependent upon the management and leadership of Brian Pratt, who will be its Chief Executive Officer, as well as other members of senior management listed in the section titled “Directors and Executive Officers” The loss of any of the executive officers or other key personnel could affect Primoris’s ability to run its business effectively.

Competition for senior management personnel is intense and Primoris may not be able to retain its personnel even though Primoris has entered into employment agreements with certain of them. The loss of any key personnel requires the remaining key personnel to divert immediate and substantial attention to seeking a replacement. An inability to find a suitable replacement for any departing executive officer on a timely basis could adversely affect Primoris’s ability to operate and grow its business.

Our ability to maintain our productivity and profitability may also be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We may not be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy. We have from time-to time experienced shortages of certain types of qualified personnel. For example, there is a shortage of engineers, project managers, field supervisors, and other skilled workers capable of working on and supervising the construction of underground and industrial facilities, as well as providing engineering services. The supply of experienced engineers, project managers, field supervisors and other skilled workers may not be sufficient to meet current or expected demand. The commencement of new, large-scale infrastructure projects or increased demand for workers available to us, could affect our business, even if we are not awarded such projects. Labor shortages or increased labor costs could impair our ability to maintain our business or grow our revenues. If we are unable to hire employees with the requisite skills, we may also be forced to incur significant training expenses. The occurrence of any of the foregoing could have an adverse effect on our business, operating results, financial condition and value of our stock.

We may be unsuccessful at generating internal growth, which may affect our ability to expand our operations or grow our business, which may cause an adverse effect on our financial condition, results of operations and cash flows.

Our ability to generate internal growth will be affected by, among other factors, our ability to:

•	Attract new customers;
•	Increase the number of projects performed for existing customers;
•	Hire and retain qualified personnel;
•	Successfully bid for new projects; and
•	Adapt the range of services we offer to address our customers’ evolving construction needs.

In addition, our customers may reduce the number or size of projects available to us due to their inability to obtain capital. Many of the factors affecting our ability to generate internal growth may be beyond our control, and we cannot be certain that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. If we are unsuccessful, we may not be able to achieve internal growth, expand our operations or grow our business and the failure to do so could have an adverse effect on our financial condition, results of operations and cash flow.

Demand for our services may decrease during an economic recession, and such lack of demand may adversely affect our business.

The engineering and construction industries historically have experienced cyclical fluctuations in financial results due to economic recessions, downturns in business cycles of our customers, material shortages, price increases by subcontractors, interest rate fluctuations, and other economic factors beyond our control. If the general level of economic activity deteriorates, our customers may delay or cancel upgrades, expansions, and/or maintenance and repairs to their systems. Many factors, including the financial condition of the industry, could adversely affect our customers and their willingness to fund capital expenditures in the future.

We are also dependent on the amount of work our customers outsource. In a slower economy, our customers may decide to outsource less infrastructure services, resulting in a lower demand for our services. In addition, consolidation, competition or capital constraints in the industries we serve may result in reduced spending by, or the loss of, one or more of our customers.

We derive a significant portion of our revenues from a few customers, and the loss of one or more of these customers could have significant effects on our revenues, resulting in adverse effects on our financial condition, results of operations and cash flows.

Our customer base is concentrated, with our top ten customers accounting for 42.2% of our revenue in 2006 and 45.1% of our revenue in 2007. Our largest customer in 2006 accounted for 18.7 % of our revenue and our largest customer in 2007 accounted for 10.2% of our total revenue for the period. Our revenue could significantly decline if we lose one or more of our significant customers. In addition, revenues under our contracts with significant customers may vary from period-to-period depending on the timing and volume of work which such customers order in a given period and as a result of competition from the in-house service organizations of several of our customers. Reduced demand for our services or a loss of a significant customer could have an adverse effect on our financial condition, results of operations and cash flows.

Our actual cost may be greater than expected in performing our fixed-price and unit-price contracts, causing us to realize significantly lower profits on our projects, which would have an adverse effect on our financial condition, results of operations and cash flows.

We currently generate, and expect to continue to generate, a portion of our revenue and profits under fixed-price and unit-price contracts. We must estimate the costs of completing a particular project to bid for these types of contracts. The actual cost of labor and materials, however, may vary from the costs we originally estimated and we may not be successful in recouping additional costs from our customers. These variations, along with other risks inherent in performing fixed-price and unit-price contracts, may cause gross profits for a project to differ from those we originally estimated and could result in reduced profitability or losses on projects due to changes in a variety of factors such as:

•	Failure to properly estimate costs of engineering, materials, equipment or labor;
•	Unanticipated technical problems with the structures, materials or services being supplied by us, which may require that we spend our own money to remedy the problem;
•	Project modifications creating unanticipated costs;
•	Changes in the costs of equipment, materials, labor or subcontractors;
•	Our suppliers’ or subcontractors’ failure to perform;
•	Difficulties by our customers to obtain required governmental permits or approvals;
•	Changes in local laws and regulations;
•	Delays caused by local weather conditions; and
•	Exacerbation of any one or more of these factors as projects grow in size and complexity.

Depending upon the size of a particular project, variations from the estimated contracts costs could have an adverse effect on our financial condition, results of operations and cash flows.

We may lose business to competitors through the competitive bidding processes, which loss of business could have an adverse effect on our financial condition, results of operations and cash flows.

We are engaged in highly competitive businesses in which customer contracts are often awarded through bidding processes based on price and the acceptance of certain risks. We compete with other general and specialty contractors, both foreign and domestic, including large international contractors and small local contractors. The strong competition in our markets requires maintaining skilled personnel, investing in technology and also puts pressure on profit margins. Because of this, we could be prevented from obtaining contracts for which we have bid due to price, greater perceived financial strength and resources of our competitors and/or perceived technology advantages.

We may pay our suppliers and subcontractors before receiving or ever receiving payment from our customers for the related services, which may adversely affect our financial condition, results of operations and cash flows.

We use subcontractors and material suppliers for portions of certain work, and our customers pay us for those related services. If we pay our suppliers and subcontractors for materials purchased and work performed for customers who fail to pay, or such customers delay in paying us for the related work or materials, we could experience a material adverse effect on our financial condition, results of operations and cash flows.

Our unionized workforce may strike or commence work stoppages, which could adversely affect our operations.

As of December 31, 2007, approximately 73% of Primoris’s field labor employees were covered by collective bargaining agreements. Although the majority of these agreements prohibit strikes and work stoppages, we cannot be certain that strikes or work stoppages will not occur in the future. Strikes or work stoppages would adversely impact our relationships with our customers and could have an adverse effect on our financial condition, results of operations and cash flow.

Our business growth could outpace the capability of our internal infrastructure and may prohibit us from expanding our operations or execute our business plan, which failures may adversely affect the value of the Rhapsody common stock.

Our internal infrastructure may not be adequate to support our operations as they expand. To the extent that we are unable to buy or build equipment necessary for a project, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis or to find alternative ways to perform the work without the benefit of equipment ideally suited for the job, which could increase the costs of completing the project. We often bid for work knowing that we will have to rent equipment on a short-term basis and we include our assumptions of market equipment rental rates into our bid. If market rates for rental equipment increase between the time of bid submission and project execution, our margins for the project may be reduced. In addition, our equipment requires continuous maintenance, which we generally provide through our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain additional third-party repair services at a higher cost or be unable to bid on contracts.

A significant portion of our business depends on our ability to provide surety bonds and we may be unable to compete for or work on certain projects if we are not able to obtain the necessary surety bonds, which failure to capture or compete for such work could result in an adverse effect on our financial condition, results of operations and cash flows.

Our contracts frequently require that we provide to our customers payment and performance bonds. Furthermore, under standard terms in the surety market, sureties issue or continue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing or renewing any bonds.

Current or future market conditions, as well as changes in our surety’s assessment of our operating and financial risk, could cause our surety providers to decline to issue or renew, or substantially reduce the amount of bonds for our work and could increase our bonding costs. These actions could be taken on short notice. If our surety providers were to limit or eliminate our access to bonding, our alternatives would include seeking bonding capacity from other sureties, finding more business that does not require bonds and posting other forms of collateral for project performance, such as letters of credit or cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all. Accordingly, if we were to experience an interruption or reduction in the availability of bonding capacity, we may be unable to compete for or work on certain projects and such interruption or reduction could have an adverse effect on our financial condition, results of operations and cash flows.

Our bonding requirements may limit our ability to incur indebtedness, which would limit our ability to refinance our existing credit facilities or to execute our business plan, and potentially result in an adverse effect on our business.

Our ability to obtain surety bonds depends upon various factors including our capitalization, working capital and amount of our indebtedness. In order to help ensure that we can obtain required bonds, we may be limited in our ability to incur additional indebtedness that may be needed to refinance our existing credit facilities upon maturity and to execute our business plan. Our inability to incur additional indebtedness could have an adverse effect on our business, operating results and financial condition.

Our business may be affected by difficult work sites and environments, which may adversely affect our ability to procure materials and labor, which may adversely affect our overall business.

We perform our work under a variety of conditions, including, but not limited to, difficult and hard to reach terrain, difficult site conditions and busy urban centers where delivery of materials and availability of labor may be impacted. Performing work under these conditions can slow our progress, potentially causing us to incur contractual liability to our customers. These difficult conditions may also cause us to incur additional, unanticipated costs that we might not be able to pass on to our customers.

Inability to perform our obligations under EPC contracts may lead to higher costs, which would adversely affect our business.

EPC (Engineer, Procure and Construct) contracts require us to perform a range of services for our customers, some of which we routinely subcontract to other parties. We believe that these types of contracts will become increasingly prevalent in our industry. In most instances, these contracts require completion of a project by a specific date, achievement of certain performance standards or performance of our services at certain standards of quality. If we subsequently fail to meet such dates or standards, we may be held responsible for costs resulting from such failure. Our inability to obtain the necessary material and equipment to meet a project schedule or the installation of defective material or equipment could have an adverse effect on our financial condition, results of operations and cash flows.

We require subcontractors to assist us in providing certain services and we may be unable to retain the necessary subcontractors to complete certain projects resulting in an adverse affect against our business.

We use subcontractors to perform portions of our contracts and to manage workflow, particularly for design, engineering, procurement and some foundation work. We are not dependent on any single subcontractor. However, general market conditions may limit the availability of subcontractors on which we rely to perform portions of our contracts causing delays and increases in our costs, which results could have an adverse effect on our financial condition, results of operations and cash flows.

Backlog may not be realized or may not result in revenues or profits, which failure in realizing revenues or profits could result in an adverse effect on our financial condition, results of operations and cash flows.

Backlog is difficult to determine accurately and different companies within our industry may define backlog differently. We refer to “backlog” as our estimated revenue on uncompleted contracts, including the amount of revenue on contracts on which work has not begun, minus the revenue we have recognized under such contracts. We calculate backlog differently for different types of contracts. For our fixed price contracts, we include the full remaining portion of the contract in our calculation of backlog. For our unit-price, time-and-equipment, time-and-materials and cost-plus contracts, we do not include any revenue in the calculation of backlog, regardless of the duration of the contract. In addition, we work with some of our customers under master service agreements (“MSAs”). We do not include any projected revenue from MSA’s in our calculation of backlog.

Most contracts may be terminated by our customers on short notice, typically 30 to 90 days, but sometimes less. Reductions in backlog due to cancellation by a customer or for other reasons could significantly reduce the revenue and profit we actually receive from contracts in backlog. In the event of a project cancellation, we may be reimbursed for certain costs but we typically have no contractual right to the total revenues reflected in our backlog. Projects may remain in backlog for extended periods of time. Given these factors and our method of calculating backlog, our backlog at any point in time may not accurately represent the revenue that we expect to realize during any period and our backlog as of the end of a fiscal year may not be indicative of the revenue we expect to earn in the following fiscal year. Consequently, there can be no assurances as to the accuracy of our customers’ requirements or our estimates. Inability to realize revenue from our backlog could have an adverse effect on our financial condition, results of operations and cash flows.

Our use of percentage-of-completion accounting could result in a reduction or elimination of previously reported profits, which reduction or elimination may result in an adverse effect on our financial condition, results of operations and cash flows.

As discussed in “Management’s Discussion and Analysis of Financial Condition and Results from Operations-Critical Accounting Policies” and in the notes to our consolidated financial statements, a significant portion or our revenues are recognized on a percentage-of-completion method of accounting, using the cost-to-cost method, where revenues are estimated based on the percentage of costs incurred to date to total estimated costs. This method is used because management considers expended costs to be the best available measure of progress on these contracts. This accounting method is standard for fixed-price contracts. The percentage-of-completion accounting practice we use results in our recognizing contract revenues and earnings ratably over the contract term in proportion to our incurrence of contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenues, costs and profitability. Contract losses are recognized in full when determined, and contract profit estimates are adjusted based upon ongoing reviews of contract profitability. Penalties are recorded when known or finalized, which generally is during the latter stages of the contract. In addition, we record adjustments to estimated costs of contracts when we believe the change in estimate is probable and the amounts can be reasonably estimated. These adjustments could result in both increases and decreases in profit margins. Actual results could differ from estimated amounts and could result in a reduction or elimination of previously recognized earnings. In certain circumstances, it is possible that such adjustments could be significant and could have an adverse effect on our financial condition, results of operations and cash flows.

Our financial results are based upon estimates and assumptions that may differ from actual results and such errors between the estimates and actual results may have an adverse effect on our financial condition, results of operations and cash flows.

In preparing our consolidated quarterly and annual financial statements in conformity with GAAP, many estimates and assumptions are used by management in determining the reported revenues and expenses recognized during the periods presented, and disclosures of contingent assets and liabilities known to exist as of the date of the financial statements. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements cannot be calculated with a high degree of precision from data available, is dependent on future events, or is not capable of being readily calculated based on generally accepted methodologies. Often times, these estimates are particularly difficult to determine and we must exercise significant judgment. Estimates may be used in our assessments of the allowance for doubtful accounts, useful lives of property and equipment, fair value assumptions in analyzing goodwill and long-lived asset impairments, self-insured claims liabilities, revenue recognition under percentage-of-completion accounting and provisions for income taxes. From time-to-time we may publicly provide earnings or other forms of guidance, which reflect our predictions about future revenue, operating costs and capital structure, among other factors. These predictions may be impacted by estimates, as well as other factors that are beyond our control and may not turn out to be correct. Actual results for all estimates could differ materially from the estimates and assumptions that we use, which could have an adverse effect on our financial condition, results of operations and cash flows.

The timing of new contracts may result in unpredictable fluctuations in our cash flow and profitability, which could adversely affect our business.

A substantial portion of our revenues are derived from project-based work that is awarded through a competitive bid process. It is generally very difficult to predict the timing and geographic distribution of the projects that we will be awarded. The selection of, timing of or failure to obtain projects, delays in award of projects, the re-bidding or termination of projects due to budget overruns, cancellations of projects or delays in completion of contracts could result in the under-utilization of our assets and reduce our cash flows. Even if we are awarded contracts, we face additional risks that could affect whether, or when, work will begin. For example, some of our contracts are subject to financing, permitting and other contingencies that may delay or result in termination of projects. This can present difficulty in matching workforce size and equipment location with contract needs. In some cases, we may be required to bear the cost of a ready workforce and equipment that is larger than necessary, resulting in unpredictability in our cash flow, expenses and profitability. If any expected contract award or the related work release is delayed or not received, we could incur substantial costs without receipt of any corresponding revenues. Moreover, construction projects for which our services are contracted may require significant expenditures by us prior to receipt of relevant payments by a customer and may expose us to potential credit risk if such customer should encounter financial difficulties. Finally, the winding down or completion of work on significant projects that were active in previous periods will reduce our revenue and earning if such significant projects have not been replaced in the current period.

If we fail to integrate future acquisitions successfully, we may experience operational challenges and risk which may have an adverse effect on our business and results of operations.

As part of our growth strategy, we may acquire companies that expand, complement, or diversify our business. Future acquisitions may expose us to operational challenges and risks, including the diversion of management’s attention from our existing business, the failure to retain key personnel or customers of an acquired business, the assumption of unknown liabilities of the acquired business for which there are inadequate reserves and the potential impairment of acquired intangible assets. Our ability to sustain our growth and maintain our competitive position may be affected by our inability to successfully integrate any businesses acquired.

We will incur increased costs as a result of being a public company, which expenses may adversely affect our business.

As a public company, Primoris will incur significant legal, accounting and other expenses that it did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and/or the Nasdaq Stock Market, have required changes in corporate governance practices of public companies. Primoris expects these new rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. For example, in anticipation of becoming a public company, Primoris has created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, Primoris will incur additional costs associated with its public company reporting requirements. Primoris also expects these new rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and Primoris may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for Primoris to attract and retain qualified persons to serve on its board of directors or as executive officers. Primoris is currently evaluating and monitoring developments with respect to these new rules, and though it cannot accurately predict the amount of additional costs it may incur, or the timing of such costs, Primoris currently estimates that it will incur an additional $1,500,000 of annual recurring general and administrative costs for public company costs.

Our business may be materially adversely impacted by regional, national and/or global requirements to significantly limit or reduce greenhouse gas emissions in the future.

Greenhouse gases that result from human activities, including burning of fossil fuels, have been the focus of increased scientific and political scrutiny and are being subjected to various legal requirements. International agreements, national laws, state laws and various regulatory schemes limit or otherwise regulate emissions of greenhouse gases, and additional restrictions are under consideration by different governmental entities. We derive a significant amount of revenues and contract profits from engineering and construction services to clients that own and/or operate a wide range of process plants and own and/or operate electric power generating plants that generate electricity from burning natural gas or various types of solid fuels. These plants emit greenhouse gases as part of the process to generate electricity or other products. Compliance with the existing greenhouse gas regulation may prove costly or difficult. It is possible that owners and operators of existing or future process plants and electric generating plants could be subject to new or changed environmental regulations that result in significantly limiting or reducing the amounts of greenhouse gas emissions, increasing the cost of emitting such gases or requiring emissions allowances. The costs of controlling such emissions or obtaining required emissions allowances could be significant. It also is possible that necessary controls or allowances may not be available. Such regulations could negatively impact client investments in capital projects in our markets, which could negatively impact the market for our products and/or services. This could materially adversely affect our business, financial condition, results of operations and cash flows.

Our international operations expose us to legal, political and economic risks in different countries as well as currency exchange rate fluctuations that could harm our business and financial results.

During fiscal 2007, revenue attributable to Primoris’s services outside of the United States was approximately 5% of our total revenue. There are risks inherent in doing business internationally, including:

•	Imposition of governmental controls and changes in laws, regulations, policies, practices, tariffs and taxes;
•	Political and economic instability;
•	Changes in U.S. and other national government trade policies affecting the market for Primoris’s services;
•	Potential non-compliance with a wide variety of laws and regulations, including the U.S. Foreign Corrupt Practices Act and similar non-U.S. laws and regulations; and
•	Currency exchange rate fluctuations, devaluations and other conversion restrictions.

Any of these factors could have a material adverse affect on our business, financial condition, results of operations and cash flows. Primoris reviews foreign operations annually to determine the viability and outlook for those operations.

Risks Related to the Merger

Our working capital will be reduced if Rhapsody stockholders exercise their right to convert their shares into cash, which reduced working capital may adversely affect our business and future operations. Also, as a result of the cash distributions that will be made by Primoris to its stockholders in the period prior to the closing of the merger, our working capital after the merger is likely to be lower than Primoris’s historical working capital.

Pursuant to our certificate of incorporation, holders of Public Shares may vote against the merger proposal and demand that we convert their shares, calculated as of two business days prior to the anticipated consummation of the merger, into a pro rata share of the trust account where a substantial portion of the net proceeds of the IPO are held. We and Primoris will not consummate the merger if holders of 1,035,000 or more Public Shares exercise these conversion rights. If no holders elect to convert their Public Shares, the trust account will be approximately $41 million at closing. To the extent the merger is consummated and holders have demanded to convert their shares, there will be a corresponding reduction in the amount of funds available to us. If conversion rights are exercised with respect to 1,034,999 shares, the maximum potential conversion cost would be approximately $8.2 million.

Pursuant to the merger agreement, prior to the closing of the merger, Primoris may distribute to its stockholders cash in amounts equal to 50% of its defined “Stub Period Taxable Income” for the period from January 1, 2008 to the closing and an additional $48,946,661. Even if none of the Public Shares are converted into cash by their holders, we estimate that our working capital immediately following the merger will be approximately $, which is lower than Primoris’s historical working capital. As a result, it may be necessary to borrow funds if we find that we are unable to operate satisfactorily at the reduced level of working capital.

Our outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding redeemable warrants to purchase an aggregate of 5,175,000 shares of common stock issued in the IPO, an option to purchase 450,000 shares of common stock and warrants to purchase an additional 450,000 shares of common stock, and warrants to purchase an aggregate of 1,136,364 shares of common stock issued to the initial stockholders in a private placement concurrent with the IPO will become exercisable after the consummation of the merger. These warrants likely will be exercised only if the $5.00 per share exercise price is below the market price of our common stock. To the extent such warrants or options are exercised, additional shares of our common stock will be issued, which will result in dilution to our stockholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares, as well as the sale of shares issued pursuant to the incentive compensation plan, in the public market could adversely affect the market price of our common stock.

If Rhapsody stockholders fail to vote against the merger proposal and elect to exercise their conversion rights or fail to deliver their shares to our transfer agent after so voting and electing, they will not be entitled to convert their shares of common stock of Rhapsody into a pro rata portion of the trust account.

Rhapsody stockholders holding Public Shares who affirmatively vote against the merger proposal may, at the same time, demand that we convert their shares into a pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger. Rhapsody stockholders who seek to exercise this conversion right must affirmatively vote against the merger and deliver their stock (either physically or electronically) to our transfer agent after the special meeting. Any Rhapsody stockholder who fails to vote against the merger proposal and elects to exercise such conversion rights or who fails to deliver his stock will not be entitled to convert his or her shares into a pro rata portion of the trust account for conversion of his shares. See the section entitled “Special Meeting of Rhapsody Stockholders — Conversion Rights” for the procedures to be followed if you wish to convert your shares to cash.

If listed, the Nasdaq Global Market may delist our securities from quotation on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Application has been made to list our common stock on the Nasdaq Global Market. In connection with the merger, Nasdaq required us to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. We may not be able to meet those initial listing requirements. Even if such application is accepted and the common stock is so listed, we may be unable to maintain the listing of our securities in the future.

If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;
•	a limited amount of news and analyst coverage for our company; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

We have applied to list our securities on the Nasdaq Global Market upon the consummation of the merger and, if listed, we will be deemed a “controlled company” within the meaning of the Nasdaq Global Market listing requirements and, as a result, will be exempt from certain corporate governance requirements, which may result in reduced corporate governance protections to our stockholders.

Because Brian Pratt will control more than 50% of the voting power of our common stock, we will be considered a “controlled company” for purposes of the Nasdaq Global Market listing requirements. As such, we will be permitted, and will elect, to opt out of the Nasdaq Global Market listing requirements that would otherwise require our board of directors to have a majority of independent directors, our board nominations to be selected, or recommended for the board’s selection, either by a nominating committee comprised entirely of independent directors or by a majority of independent directors and our compensation committee to be comprised entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Global Market corporate governance requirements. The audit committee will be comprised entirely of independent directors.

Upon the consummation of the merger, three of our directors will be significant stockholders, which will make it possible for them to have significant influence over the outcome of all matters submitted to our stockholders for approval and which influence may be alleged to conflict with our interests and the interests of our other stockholders.

Upon the consummation of the merger, three of our directors and principal stockholders will own an aggregate of approximately 53.2% of the outstanding shares of our common stock. On his own, with the revocable proxies that are anticipated to be granted to him, Brian Pratt will beneficially own and have the power to vote approximately 74.6% of the outstanding shares of our common stock. These stockholders will have significant influence over the outcome of all matters submitted to our stockholders for approval, including the election of our directors and other corporate actions. In addition, such influence by one or more of these affiliates could have the effect of discouraging others from attempting to purchase us, take us over, and/or reducing the market price offered for our common stock in such an event.

Our ability to request indemnification from Primoris’s stockholders for damages arising out of the merger is limited in certain instances to those claims where damages exceed $1,400,000 and is also limited to the shares placed in escrow.

At the closing of the merger, 1,807,110 of the shares issuable to the Primoris stockholders will be deposited in escrow to provide a fund for payment to Rhapsody with respect to its post-closing rights to indemnification under the merger agreement for breaches of representations and warranties and covenants by Primoris. Claims for indemnification may only be asserted by Rhapsody once the damages exceed a $1,400,000 deductible and are indemnifiable to the full extent of the damages in excess of such amount, except that claims made with respect to representations and warranties relating to outstanding capitalization and title to the Primoris shares will not be subject to such deductible. Accordingly, it is possible that Rhapsody will not be entitled to indemnification even if Primoris is found to have breached certain of its representations and warranties and covenants contained in the merger agreement if such breach would only result in damages to Rhapsody of less than $1,400,000. Also, the aggregate liability for damages is limited to the shares placed in escrow until the date that is the later of 30 days after Rhapsody files its annual report on Form 10-K for its 2008 fiscal year or one year from the closing date of the merger. At such time, 1,445,688 of the escrow shares will be released from the escrow (less amounts previously applied in satisfaction of indemnity claims or reserved with respect to indemnification claims made prior to that date and, thereafter, claims may be made only with respect to breaches of the representations and warranties related to taxes and environmental matters and is limited to the remaining shares held in escrow.

Our current directors, executive officers and special advisor own shares of common stock and warrants that will be worthless if the merger is not approved. Such interests may have influenced their decision to approve the business combination with Primoris.

Certain of our officers and directors, our special advisor and/or their affiliates beneficially own stock in Rhapsody that they purchased prior to our IPO. Additionally, our initial stockholders, who also serve as our officers and directors, purchased 1,136,364 warrants in a private placement that occurred simultaneously with our IPO. Our executive officers, directors and special advisor and their affiliates are not entitled to receive any of the cash proceeds that may be distributed upon our liquidation with respect to shares they acquired prior to our IPO. Therefore, if the merger is not approved and we are forced to liquidate, such shares held by such persons will be worthless, as will the warrants. As of the March 31, 2008, Rhapsody’s directors, officers and special advisor hold $8,887,500 in common stock (based on a market price of $7.90) and $2,443,183 in warrants (based on a market price of $2.15). See the section entitled “The Merger Proposal — Interests of Rhapsody’s Directors and Officers in the Merger.”

These financial interests of our directors, officers and special advisor may have influenced their decision to approve our business combination with Primoris and to continue to pursue such business combination. In considering the recommendations of our board of directors to vote for the merger proposal and other proposals, you should consider these interests.

Our chairman, chief executive officer and president is liable to ensure that proceeds of the trust are not reduced by vendor claims in the event the business combination is not consummated. Such liability may have influenced his decision to approve the business combination with Primoris.

If Rhapsody liquidates prior to the consummation of a business combination, Eric S. Rosenfeld, our chairman, chief executive officer and president, will be personally liable under certain circumstances (for example, if a vendor does not waive any rights or claims to the trust account) to ensure that the proceeds in the trust account are not reduced by the claims of certain prospective target businesses and vendors or other entities that are owed money by us for services rendered or products sold to us. If Rhapsody consummates a business combination, on the other hand, Rhapsody will be liable for all such claims. Neither Rhapsody nor Mr. Rosenfeld has any reason to believe that Mr. Rosenfeld will not be able to fulfill his indemnity obligations to Rhapsody. See the section entitled “Other Information Related to Rhapsody — Rhapsody’s Plan of Operations” for further information.

These personal obligations of our directors and officers may have influenced their decision to approve our business combination with Primoris and to continue to pursue such business combination. In considering the recommendations of our board of directors to vote for the merger proposal and other proposals, you should consider these interests.

The exercise of our directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the business combination may result in a conflict of interest when determining whether such changes to the terms of the business combination or waivers of conditions are appropriate and in our stockholders’ best interest.

In the period leading up to the closing of the merger, events may occur that, pursuant to the merger agreement, would require Rhapsody to agree to amend the merger agreement, to consent to certain actions taken by Primoris or to waive rights that Rhapsody is entitled to under the merger agreement. Such events could arise because of changes in the course of Primoris’s business, a request by Primoris to undertake actions that would otherwise be prohibited by the terms of the merger agreement or the occurrence of other events that would have a material adverse effect on Primoris’s business and would entitle Rhapsody to terminate the merger agreement. In any of such circumstances, it would be discretionary on Rhapsody, acting through its board of directors, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what he may believe is best for Rhapsody and what he may believe is best for himself in determining whether or not to take the requested action.

If we are unable to complete the business combination with Primoris by October 3, 2008, our corporate existence will terminate and, we will be forced to liquidate. In such event, third parties may bring claims against us and, as a result, the proceeds held in trust could be reduced and the per-share liquidation price received by stockholders could be less than $ per share.

We must complete the business combination with Primoris by October 3, 2008, when our corporate existence will terminate and we will be required to liquidate. In such event, third parties may bring claims against us. Although we have obtained waiver agreements from certain vendors and service providers we have engaged and owe money to, and the prospective target businesses we have negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of our public stockholders. Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy or other claims deplete the trust account, we cannot assure you we will be able to return to our public stockholders at least $ per share.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

If we are unable to complete the business combination with Primoris by October 3, 2008, we will liquidate. Under Sections 280 through 282 of the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them. Pursuant to Section 280, if the corporation complies with certain procedures intended to ensure that it makes reasonable provisions for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of a stockholder with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. We will seek to conclude this process as soon as possible and as a result do not intend to comply with those procedures.

Because we will not be complying with those procedures, we are required, pursuant to Section 281 of the DGCL, to adopt a plan that will provide for our payment, based on facts known to us at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years. Accordingly, we would be required to provide for any creditors known to us at that time or those that we believe could be potentially brought against us within the subsequent 10 years prior to distributing the funds held in the trust to stockholders. All claims that may be potentially brought against us may not be properly assessed. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such dissolution. Accordingly, third parties may seek to recover from our stockholders amounts owed to them by us.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, any distributions received by stockholders in our dissolution might be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders in our dissolution. Furthermore, because we intend to distribute the proceeds held in the trust account to our public stockholders as soon as possible after our dissolution, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board of directors may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors and/or complying with certain provisions of the DGCL with respect to our dissolution and liquidation. Claims may be brought against us for these reasons.

Activities taken by existing Rhapsody stockholders to increase the likelihood of approval of the acquisition proposal and other proposals could have a depressive effect on our stock.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Rhapsody or its securities, Rhapsody, the Rhapsody inside stockholders, Primoris and Primoris’s stockholders and/or their respective affiliates may purchase shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or enter into transactions with such persons and others to provide them with incentives to acquire shares of Rhapsody’s common stock and vote the acquired shares in favor of the acquisition proposal. Certain of these purchases could be structured in a manner that would provide for settlement subsequent to the consummation of the merger using proceeds previously held in trust or shares issued to the Primoris Holders in the merger. Entering into any such arrangements may have a depressive effect on our stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the special meeting. See the section entitled “Beneficial Ownership of Securities — Security Ownership of Certain Beneficial Owners and Management.”

Risks If the Adjournment Proposal Is Not Approved

If the adjournment proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the merger, Rhapsody’s board of directors will not have the ability to adjourn the special meeting to a later date in order to solicit further votes, and, therefore, the merger will not be approved and Rhapsody will be required to liquidate.

Rhapsody’s board of directors is seeking approval to adjourn the special meeting to a later date or dates if, at the special meeting, based upon the tabulated votes, there are insufficient votes to approve the consummation of the merger. If the adjournment proposal is not approved, Rhapsody’s board will not have the ability to adjourn the special meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the merger. In such event, the merger would not be completed and Rhapsody would be required to liquidate.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this proxy statement/prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. However, the safe-harbor provisions of that act do not apply to statements made in this proxy statement/prospectus. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;
•	contain projections of future results of operations or financial condition; or
•	state other “forward-looking” information.

We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this proxy statement/prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us or Primoris in such forward-looking statements, including among other things:

•	the number and percentage of our stockholders voting against the merger proposal and seeking conversion;
•	changes adversely affecting the business in which Primoris is engaged;
•	management of growth;
•	general economic conditions;
•	Primoris’s business strategy and plans; and
•	the result of future financing efforts.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus.

All forward-looking statements included herein attributable to any of Rhapsody, Primoris or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Rhapsody and Primoris undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast or vote on the merger proposal or any of the other proposals, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect Rhapsody and/or Primoris.

SPECIAL MEETING OF RHAPSODY STOCKHOLDERS

General

We are furnishing this proxy statement/prospectus to Rhapsody stockholders as part of the solicitation of proxies by our board of directors for use at the special meeting of Rhapsody stockholders to be held on , 2008, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about , 2008 in connection with the vote on the merger proposal, the charter amendment proposal, the incentive compensation plan proposal, the director election proposal and the adjournment proposal. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting.

Date, Time and Place

The special meeting of stockholders will be held on , 2008, at 10:00 a.m., eastern time, at the offices of Graubard Miller, Rhapsody’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174.

Purpose of the Rhapsody Special Meeting

At the special meeting, we are asking holders of Rhapsody common stock to:

•	consider and vote upon a proposal to adopt and approve the merger agreement and the transactions contemplated thereby (merger proposal);
•	consider and vote upon a proposal to approve an amendment to our certificate of incorporation to (i) change our name from “Rhapsody Acquisition Corp.” to “Primoris Corporation;” (ii) increase the number of authorized shares of Rhapsody’s common stock from 15 million to 60 million; (iii) change Rhapsody’s corporate existence to perpetual; (iv) remove provisions that will no longer be applicable to Rhapsody after the merger; and (v) make certain other changes that our board of directors believes are immaterial (charter amendment proposal);
•	consider and vote upon a proposal to approve the adoption of the 2008 Long-Term Incentive Equity Plan (incentive compensation plan proposal);
•	elect seven directors to Rhapsody’s board of directors, of whom two will serve until the special meeting to be held in 2009, three will serve until the special meeting to be held in 2010 and two will serve until the special meeting to be held in 2011 and, in each case, until their successors are elected and qualified (director election proposal); and
•	consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that, based upon the tabulated votes at the time of the special meeting, Rhapsody would not have been authorized to consummate the merger (adjournment proposal).

Recommendation of Rhapsody Board of Directors

Our board of directors:

•	has unanimously determined that each of the merger proposal, the charter amendment proposal and the incentive compensation plan proposal is fair to and in the best interests of us and our stockholders;
•	has unanimously approved the merger proposal, the charter amendment proposal and the incentive compensation plan proposal;
•	unanimously recommends that our common stockholders vote “FOR” the merger proposal;
•	unanimously recommends that our common stockholders vote “FOR” the proposal to adopt the charter amendment proposal;
•	unanimously recommends that our common stockholders vote “FOR” the incentive compensation plan proposal;

•	unanimously recommends that our common stockholders vote “FOR” the persons nominated by our management for election as directors; and
•	unanimously recommends that our stockholders vote “FOR” an adjournment proposal if one is presented to the meeting.

Joel Greenblatt, Rhapsody’s special advisor, supports the recommendation of the board of directors.

Record Date; Who is Entitled to Vote

We have fixed the close of business on , 2008, as the “record date” for determining Rhapsody stockholders entitled to notice of and to attend and vote at our special meeting. As of the close of business on , 2008, there were 6,300,000 shares of our common stock outstanding and entitled to vote. Each share of our common stock is entitled to one vote per share at the special meeting.

Pursuant to agreements with us, the 1,125,000 shares of our common stock held by stockholders who purchased their shares of common stock prior to our IPO will be voted on the merger proposal in accordance with the majority of the votes cast at the special meeting on such proposal by the holders of the Public Shares. The vote of such shares will not affect the outcome of the vote on the merger proposal.

Quorum

The presence, in person or by proxy, of a majority of all the outstanding shares of common stock entitled to vote constitutes a quorum at the special meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to us but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. The latter will not be treated as shares entitled to vote on the matter as to which authority to vote is withheld from the broker. If you do not give the broker voting instructions, under applicable self-regulatory organization rules, your broker may not vote your shares on “non-routine” proposals, such as the merger proposal, the charter amendment proposal and the incentive compensation plan proposal. Since a stockholder must affirmatively vote against the merger proposal to have conversion rights, individuals who fail to vote or who abstain from voting may not exercise their conversion rights. See the information set forth in “Special Meeting of Rhapsody Stockholders — Conversion Rights.”

Vote of Our Stockholders Required

The approval of the merger proposal will require the affirmative vote for the proposal by the holders of a majority of the Public Shares cast on the proposal at the meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on the merger proposal. You cannot seek conversion unless you affirmatively vote against the merger proposal.

The charter amendment proposal will require the affirmative vote of the holders of a majority of Rhapsody common stock outstanding on the record date. Because this proposal requires the affirmative vote of a majority of the shares of common stock outstanding for approval, abstentions and shares not entitled to vote because of a broker non-vote will have the same effect as a vote against these proposals.

The approval of the incentive compensation plan and an adjournment proposal, if presented, will require the affirmative vote of the holders of a majority of our common stock represented and entitled to vote thereon at the meeting. Abstentions are deemed entitled to vote on such proposals. Therefore, they have the same effect as a vote against either proposal. Broker non-votes are not deemed entitled to vote on such proposals and, therefore, they will have no effect on the vote on such proposals.

Directors are elected by a plurality. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of abstentions, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Voting Your Shares

Each share of Rhapsody common stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of our common stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your shares of Rhapsody common stock at the special meeting:

•	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by our board “FOR” the merger proposal, the charter amendment proposal, the incentive compensation plan proposal, the persons nominated by Rhapsody’s management for election as directors and, if necessary, an adjournment proposal. Votes received after a matter has been voted upon at the special meeting will not be counted.
•	You Can Attend the Special Meeting and Vote in Person. We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;
•	you may notify Arnaud Ajdler, our secretary, in writing before the special meeting that you have revoked your proxy; or
•	you may attend the special meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of our common stock, you may call Mackenzie Partners, Inc., our proxy solicitor, at (800) 322-2885, or Arnaud Ajdler, our secretary, at (212) 319-7676.

Conversion Rights

Any of our stockholders holding Public Shares as of the record date who affirmatively vote their Public Shares against the merger proposal may also demand that we convert such shares into a pro rata portion of the trust account, calculated as of two business days prior to the consummation of the merger. If demand is properly made and the merger is consummated, we will convert these shares into a pro rata portion of funds deposited in the trust account plus interest, calculated as of such date.

Rhapsody stockholders who seek to exercise this conversion right (“converting stockholders”) must affirmatively vote against the merger proposal. Abstentions and broker non-votes do not satisfy this requirement. Additionally, holders demanding conversion must deliver their stock (either physically or electronically using Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System) to our transfer agent promptly after the meeting, within the time period specified in a letter that will be sent by our transfer agent to holders who elect to convert, which will be not less than 20 days after the date of the letter.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be converted into cash.

The closing price of our common stock on , 2008 (the record date for the Rhapsody special meeting) was $. The cash held in the trust account on , 2008 was approximately $ ($ per Public Share). Prior to exercising conversion rights, stockholders should verify the market price of our common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their conversion rights if the market price per share is higher than the conversion price. We cannot assure our stockholders that they will be able to sell their shares of Rhapsody common stock in the open market, even if the market price per share is higher than the conversion price stated above, as there may not be sufficient liquidity in our securities when our stockholders wish to sell their shares.

If the holders of at least 1,035,000 or more Public Shares (an amount equal to 20% or more of the Public Shares), vote against the merger proposal and properly demand conversion of their shares, we will not be able to consummate the merger.

If you exercise your conversion rights, then you will be exchanging your shares of our common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you affirmatively vote against the merger proposal, properly demand conversion, and deliver your stock certificate (either physically or electronically) to our transfer agent after the meeting within the time period specified in a notice that you will receive from Rhapsody, which period will be not less than 20 days after the date of the notice.

Appraisal Rights

Stockholders of Rhapsody do not have appraisal rights in connection the merger under the DGCL.

Proxy Solicitation Costs

We are soliciting proxies on behalf of our board of directors. This solicitation is being made by mail but also may be made by telephone or in person. We and our directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means.

We have hired Mackenzie Partners, Inc. to assist in the proxy solicitation process. We will pay that firm a fee of $5,000 plus disbursements. Such fee will be paid with non-trust account funds.

We will ask banks, brokers and other institutions, nominees and fiduciaries to forward our proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. We will reimburse them for their reasonable expenses.

Rhapsody Inside Stockholders

As of , 2008, the record date, Eric S. Rosenfeld, Rhapsody’s chairman of the board, chief executive officer and president, a trust for the benefit of Mr. Rosenfeld’s children, Arnaud Ajdler, Rhapsody’s secretary and a director, David D. Sgro, Rhapsody’s chief financial officer, Leonard B. Schlemm, Jon Bauer and Colin D. Watson, each a director of Rhapsody, Joel Greenblatt, the special advisor to Rhapsody, and Gregory R. Monahan, a stockholder of Rhapsody, to whom we collectively refer as the Rhapsody Inside Stockholders, beneficially owned and were entitled to vote 1,125,000 shares (“Original Shares”). The Original Shares issued to the Rhapsody Inside Stockholders constituted approximately 17.9% of the outstanding shares of our common stock immediately after the IPO. In connection with our IPO, we and EarlyBirdCapital, Inc., the representative of the underwriters of the IPO, entered into agreements with each of the Rhapsody Inside Stockholders pursuant to which each Rhapsody Inside Stockholder agreed to vote his or its Original Shares on the merger proposal in accordance with the majority of the votes cast by the holders of Public Shares. The Rhapsody Inside Stockholders have also indicated that they intend to vote their Original Shares in favor of all other proposals being presented at the meeting. The Original Shares have no liquidation rights and will be worthless if no business combination is effected by Rhapsody. In connection with the IPO, the Rhapsody Inside Stockholders entered into an escrow agreement pursuant to which their Original Shares will be held in escrow until the earlier of twelve months after a business combination or Rhapsody’s liquidation.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Rhapsody or its securities, Rhapsody, the Rhapsody Inside Stockholders, Primoris or Primoris’s stockholders and/or their respective affiliates may purchase shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or enter into transactions with such persons and others to provide them with incentives to acquire shares of Rhapsody’s common stock or vote their shares in favor of the merger proposal. Certain of these transactions could be structured in a manner that would provide for settlement subsequent to the consummation of the merger using proceeds from the trust account or shares issued to the Primoris Holders in the merger. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options, the transfer to such investors or holders of shares or warrants owned by the Rhapsody Inside Stockholders for nominal value and the grant to such investors and holders of rights to nominate directors of Rhapsody.

Entering into any such arrangements may have a depressive effect on our stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the special meeting.

If such transactions are effected, the consequence could be to cause the merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the merger proposal and other proposals and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it less likely that the holders of 20% or more of the Public Shares will vote against the acquisition proposal and exercise their conversion shares.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Rhapsody will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the merger and charter amendment proposals or the conversion threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

THE MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the merger and the principal terms of the merger agreement by and among Rhapsody, Primoris and certain of the stockholders of Primoris is subject to, and is qualified in its entirety by reference to, the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

Structure of the Merger

Pursuant to the merger agreement, Primoris will be merged into Rhapsody, with Rhapsody being the surviving entity and thereafter operating under the name “Primoris Corporation.” As a result of the merger, the Primoris stockholders and Primoris’s two foreign managers pursuant to certain termination agreements (collectively, the “Primoris Holders”) will receive in the aggregate (i) 24,094,800 shares of Rhapsody common stock at the closing (subject to reduction in the event of exercise of dissenters’ rights by any of the Primoris stockholders) plus (ii) the right to receive 2,500,000 shares of Rhapsody common stock for each of the fiscal years ending December 31, 2008 and 2009 during which Rhapsody achieves specified EBITDA milestones. Such milestones are $39,300,000 for the 2008 fiscal year and $46,000,000 for the 2009 fiscal year. Achievement of the milestone for 2008 is not a condition to the right to receive EBITDA milestone shares for 2009 upon achievement of the milestone for that year.

For these purposes, EBITDA is defined in the merger agreement to mean Rhapsody’s income before provision for income taxes, plus interest expense, less interest income, plus depreciation and amortization, plus any expenses arising solely from the merger charged to income in such fiscal year, plus expense relating to the termination agreements with the foreign managers of $1,277,340 for 2008 only, plus any expense under U.S. generally accepted accounting principles (“GAAP”) relating to the issuance of Rhapsody common stock to the foreign managers as part of the termination agreements for 2008 only, plus any expense (non-cash only) relating to Rhapsody’s incentive compensation plan. In addition, any Rhapsody expenses prior to the closing of the merger that are included in its 2008 income statement will be excluded for purposes of EBITDA calculation.

Name; Headquarters; Stock Symbols

After completion of the merger:

•	the name of Rhapsody will be Primoris Corporation;
•	the corporate headquarters and principal executive offices of Rhapsody will be located at 26000 Commercentre Drive, Lake Forest, CA 92630, which are Primoris’s corporate headquarters; and
•	Rhapsody’s common stock, warrants and units (each consisting of one share of common stock and one warrant), which are currently quoted on the OTC BB under the symbols RPSDU, RPSD, and RPSDW, respectively, will be listed for trading on the Nasdaq Global Market if an application made by Rhapsody to such effect is granted.

Indemnification of Rhapsody

To provide a fund for payment to Rhapsody with respect to its post-closing rights to indemnification under the merger agreement for breaches of representations and warranties and covenants by Primoris and its stockholders, there will be placed in escrow (with an independent escrow agent) 1,807,110 of the shares issuable to the Primoris Holders at closing (“Indemnity Escrow Fund”). Other than as described below, the escrow will be the sole remedy for Rhapsody for its rights to indemnification under the merger agreement. Claims for indemnification may be asserted against the Indemnity Escrow Fund by Rhapsody once its damages exceed a $1,400,000 deductible and will be reimbursable to the full extent of the damages in excess of such amount, except that claims made with respect to representations and warranties relating to outstanding capitalization and title to the Primoris shares will not be subject to such deductible. On the date (the “Basic Escrow Termination Date”) that is the later of (i) 30 days after the date on which we file our Report on Form 10-K pursuant to the Exchange Act for our 2008 fiscal year and (ii) one year after the closing of the merger, the escrow agent will release 1,445,688 of the original number of escrow shares, less that number of escrow shares applied in satisfaction of or reserved with respect to indemnification claims made prior to such date, to the Primoris Holders. The remaining escrow shares (“T/E Indemnification Shares”) will be available for indemnification only with respect to tax indemnification claims and environmental indemnification claims made after the Basic Escrow Termination Date and will be released on the first business day following the third anniversary of the closing date of the merger, less any shares reserved to satisfy tax or environmental indemnification claims made prior to such date. A copy of the escrow agreement is attached to this proxy statement/prospectus as Annex D. The aggregate liability for indemnifiable losses shall not exceed the original number of escrow shares in the case of all indemnifiable claims or the T/E Indemnity Shares in the case of any tax or environmental claims made after the Basic Escrow Termination Date. Rhapsody will have no claim against the Primoris Holders at closing other than against the Indemnity Escrow Fund.

Employment Agreements

In connection with the signing of the merger agreement, Brian Pratt, chief executive officer of Primoris, and eight other executive officers of Primoris or its subsidiaries (John P. Schauerman, Primoris; Alfons Theeuwes, Primoris; John M. Perisich, Primoris; Scott E. Summers, ARB, Inc.; Timothy R. Healy, ARB, Inc.; Mark A. Thurman, ARB Structures, Inc.; David J. Baker, Onquest, Inc.; and William J. McDevitt, Cardinal Contractors, Inc.) entered into employment agreements with either Primoris or one of its subsidiaries. Each employment agreement is for a five-year term (with the exception of David J. Baker, Chief Executive Officer and President of Onquest, Inc., which is for a one-year term) subject to earlier termination in certain circumstances, and may be extended by mutual agreement of the executive and the employing company. Upon consummation of the merger, Rhapsody will become the employing entity pursuant to the employment agreements for the executives employed by Primoris. See the section entitled “The Director Election Proposal —  Employment Agreements.”

Voting Agreement

After the merger, if management’s nominees are elected, the directors of Rhapsody will be Brian Pratt, Chairman, Peter J. Moerbeek, John P. Schauerman, Stephen C. Cook and , who are designees of certain of the Primoris stockholders, and Eric S. Rosenfeld and David D. Sgro, who are designees of Mr. Rosenfeld. Mr. Pratt and Mr. Schauerman are the current chief executive officer and chief financial officer of Primoris, respectively. Mr. Rosenfeld is a current director of Rhapsody and Mr. Sgro is Rhapsody’s chief financial officer. Messrs. Moerbeek, Cook and will be considered independent directors under applicable regulatory rules. Certain of the Primoris stockholders who are parties to the merger agreement and Mr. Rosenfeld will enter into a voting agreement at the time of closing of the merger that will provide that they will each vote their shares of Rhapsody common stock in favor of the election of such persons as directors of Rhapsody in specified classes in all elections prior to the annual meeting that will be held in 2011. A copy of the form of voting agreement is attached to this proxy statement/prospectus as Annex E.

Sale Restriction; Registration of Shares

Pursuant to the merger agreement, the Primoris Holders may not sell any of the shares of Rhapsody common stock that they receive as a result of the merger during the twelve month period after the closing date of the merger and those Primoris stockholders who are parties to the merger agreement will enter into lock-up agreements to such effect at the closing. During such period, no private sales of such shares may be made unless the transferee agrees to a similar restriction. The certificates representing such shares will be legended to such effect.

Rhapsody has agreed to register for resale (effective after such 12-month period) under the Securities Act the Rhapsody shares received by those Primoris stockholders who may be deemed “affiliates” of Rhapsody under Rule 144 of the Securities Act. Notwithstanding such registration, the sale restriction shall remain in effect for the balance of the one-year period.

Background of the Merger

The terms of the merger agreement are the result of arm’s-length negotiations between representatives of Rhapsody and Primoris. The following is a brief discussion of the background of these negotiations, the merger agreement and related transactions.

Rhapsody was formed on April 24, 2006 to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. Rhapsody completed its IPO on October 3, 2006, raising net proceeds of $38,833,559, of which $38,028,250 was deposited into the trust account. In addition, all of the proceeds from the private sale of warrants ($1,250,000) were deposited into the trust fund, for a total of $39,278,250 held in trust (or approximately $7.59 per share sold in the offering). In accordance with Rhapsody’s certificate of incorporation, these funds will be released either upon the consummation of a business combination or upon the liquidation of Rhapsody. Rhapsody must liquidate unless it has consummated a business combination by October 3, 2008. As of February 29, 2008, approximately $40,955,000 was held in deposit in the trust account.

Promptly following Rhapsody’s IPO, we contacted several investment bankers, private equity firms, consulting firms, legal and accounting firms, as well as numerous other business relationships. In addition, in May 2007, Rhapsody sponsored a conference for owners and executives of family-owned businesses and publicized the fact that we were looking to merge with a private company. Through these efforts, we identified and reviewed information with respect to more than 100 target companies.

By January 2008, we had entered into substantial discussions with several companies, including the type and amount of consideration to be provided relative to a potential transaction. Five of these companies (including Primoris) were provided with a preliminary letter of intent:

•	In April 2007, we commenced discussions with a New York City-based brokerage firm. In May 2007, we presented this company with a letter of intent, which was revised in July 2007. In the course of due diligence, we learned that the company’s projections would be difficult to meet and we agreed to a mutual termination of the proposed transaction.
•	In May 2007, we entered into discussions with a private equity owned specialty contractor serving the commercial heating, ventilation and air conditioning market. We presented the majority owner with a letter of intent in May 2007 and subsequently revised that letter of intent in August, September and October 2007. We terminated the negotiations in January 2008 when it became clear that the merger could not be completed on terms that would be acceptable to our stockholders.
•	In November 2007, we entered into discussions with a public relations firm. We provided them with a letter of intent in December 2007, but discussions were discontinued shortly thereafter as the company elected not to proceed with the transaction prior to entering into further negotiations.
•	In December 2007, we presented a letter of intent to a leading international direct marketing company. The letter of intent was subsequently revised in late December 2007, but the negotiations were terminated because the parties could not agree upon the valuation of the target.

In addition to these five letters of intent, Rhapsody also submitted six written indications of interest. While Rhapsody had some preliminary interest in pursuing transactions with these entities, discussions did not progress to more serious negotiations. The following is a description of these six companies and the primary reason that discussions were terminated:

•	In November 2006, we commenced discussions with a New York City-based investment management firm. Discussions were terminated when the company elected to pursue a more traditional initial public offering.
•	In November 2006, we entered into discussions with a Canadian manufacturer of computer graphics hardware and software. We presented this company with an indication of interest in December 2006, but discussions ended when the company indicated it was not prepared to enter into a transaction.
•	In February 2007, we presented an indication of interest to a packaging and warehousing company. We were unable to reach an agreement with the seller and discussions were terminated.
•	In March 2007, we entered into an auction process for a developer of electronic educational aids. Our indication of interest was rejected and discussions terminated.

•	In March 2007, we entered into discussions with a New York-based electrical contractor and in April 2007 we presented an indication of interest. The parties could not agree on the valuation of the company and discussions ceased.
•	In July 2007, we provided a California based specialty transportation company with an indication of interest. The company decided that it was not interested in entering into a transaction that would result in the company being publicly traded.

On July 26, 2006, Primoris entered into an engagement letter with Morgan Joseph & Co., Inc. (“Morgan Joseph”) whereby Primoris engaged Morgan Joseph to serve as its financial advisor in connection with the possible merger or other business combination of Primoris with a special purpose acquisition company. No such transaction was consummated at that time and Primoris began to explore other strategic alternatives. On July 17, 2007, Primoris entered into an engagement letter with Houlihan Lokey Howard & Zukin Capital, Inc. (“HLHZ”) whereby Primoris engaged HLHZ to serve as its financial advisor in connection with the exploration of strategic alternatives for Primoris. Primoris remained under contract with both Morgan Joseph and HLHZ when it was introduced to Rhapsody and will pay investment banking fees to each in the amounts of $1,000,000 and $3,200,000, respectively.

On December 12, 2007, Rhapsody was introduced to Primoris when John P. Schauerman, Primoris’s then Senior Vice President, called Rhapsody’s offices. Mr. Schauerman learned of Rhapsody from Stan Pepper, an industry associate who knew that Primoris was exploring strategic alternatives and had considered going public via a special purpose acquisition company more than a year earlier. On December 12, 2007, a confidentiality agreement was executed by and between Rhapsody and Primoris and Rhapsody was provided with a management presentation that had been prepared by HLHZ. On December 19, 2007, a confidentiality agreement was executed by and between Rhapsody and HLHZ. On December 27, 2007, Rhapsody presented Primoris with a nonbinding letter of intent which was subject to further due diligence and the approval of Rhapsody’s board of directors.

On January 3, 2008, David D. Sgro, our chief financial officer, and Gregory R. Monahan, an employee of Crescendo Advisors II LLC (an investment firm of which Eric S. Rosenfeld is the president and chief executive officer), met in Primoris’s offices with Mr. Schauerman and Scott Kolbrenner, an investment banker from HLHZ. Both Rhapsody and Primoris described their respective companies and answered questions for the other party. On January 6th and 7th of 2008, Mr. Rosenfeld, our chairman and chief executive officer, met with Brian Pratt, Primoris’s chairman and chief executive officer, Mr. Schauerman, Timothy R. Healy, president of Primoris’s Industrial group, and Alfons Theeuwes, then chief financial officer, in Lake Forest, California. During these meetings, Messrs. Pratt, Schauerman, Healy and Theeuwes described Primoris’s business and provided additional information regarding Primoris and its prospects. Mr. Rosenfeld asked numerous questions regarding the history and current operations of the business as well as the prospects for each of Primoris’s business units. The parties also discussed the valuation parameters of a potential transaction. On January 10, 2008, Messrs. Sgro and Rosenfeld and Arnaud Ajdler, Rhapsody’s secretary and director, met with Mr. Pratt in Rhapsody’s office in New York City to further discuss Primoris’s business and prospects as well as the terms of a potential transaction.

On January 11, 2008, Rhapsody sent Messrs. Pratt and Schauerman a revised letter of intent, and discussions with regard to the terms continued through January 14, 2008. On January 14, 2008, Rhapsody sent Messrs. Pratt and Schauerman its second revised letter of intent which was signed by Mr. Pratt on January 17, 2008. Also on January 14, 2008, we delivered to Primoris an extensive due diligence request list. We also hired John Levy of Board Advisory Services to assist us with accounting and tax due diligence. Our attorneys began to compile and to review the due diligence materials received from Primoris. Simultaneously, we worked with our counsel to prepare a first draft of the merger agreement. We also retained Ladenburg to render an opinion that the consideration to be paid in the merger is fair to our stockholders and to opine that the fair market value of Primoris is at least 80% of our net assets.

On January 16, 2008, Messrs. Sgro and Ajdler met with Messrs. Schauerman and Pratt as well Mr. Theeuwes, John M. Perisich, Primoris’s general counsel and on January 17th and 18th, Messrs. Rosenfeld, Sgro and Ajdler met with Messrs. Pratt and Schauerman as well as a number of other Primoris management personnel. The primary purpose of these meetings was to advance Rhapsody’s due diligence on Primoris and its business prospects.

On January 25, 2008, Rhapsody sent a first draft of its proposed merger agreement to Primoris and its counsel. On February 2, 2008, we held a telephonic meeting of our board of directors to discuss the potential transaction with Primoris and update the board on our due diligence efforts and our progress in negotiating the merger agreement. Messrs. Rosenfeld, Ajdler, Watson, Bauer and Schlemm, constituting all five of our directors, were present at the meeting, as were, by invitation, Mr. Greenblatt, our special advisor, and Mr. Sgro. A presentation on Primoris was sent to the directors and special advisor, as were a copy of the executed letter of intent and the most recent draft of the merger agreement.

On February 13, 2008, another telephonic meeting of the board of directors was held to approve our Form 10-QSB for the quarter and nine months ended December 31, 2007, and to discuss our progress in negotiating a merger agreement with Primoris. All directors attended, as did, by invitation, Mr. Greenblatt and Mr. Sgro. On February 17, 2008, another telephonic meeting of the board of directors was held. All directors attended, as did, by invitation, Mr. Greenblatt and Mr. Sgro, Noah Scooler of Graubard Miller, and representatives of Ladenburg. Prior to the meeting, copies of the most recent drafts of the significant transaction documents, in substantially final form, were delivered to the directors and Mr. Greenblatt. Scott Salpeter, Kathy Welker and Lindsey Smith of Ladenburg made a presentation regarding the fairness of the consideration to be paid in the merger. Mr. Salpeter advised the board and our special advisor that it was the opinion of Ladenburg that the consideration to be paid in the merger was fair to our stockholders from a financial point of view, and that the fair market value of Primoris is at least 80% of our net assets. Mr. Salpeter detailed for the board and our special advisor the analysis performed by Ladenburg and made a presentation concerning how Ladenburg had arrived at its opinion. Mr. Salpeter discussed at length with our board and special advisor the different analyses used to determine whether or not the merger consideration to be paid by us was fair from a financial point of view to our stockholders, as well as to determine the fair market value of Primoris. After considerable review and discussion, the merger agreement and related documents were unanimously approved, subject to final negotiations and modifications, and the board and our special advisor determined to recommend the approval of the merger agreement. For a more detailed description of the Ladenburg fairness opinion, see the subsection below entitled “The Merger Proposal — Fairness Opinion.”

The merger agreement was signed on the night of February 19, 2008. Prior to the market open on February 20, 2008, Rhapsody issued a press release and filed a Current Report on Form 8-K announcing the execution of the merger agreement and discussing the terms of the merger agreement.

Rhapsody’s Board of Directors’ and Special Advisor’s Reasons for the Approval of the Merger

The final agreed-upon consideration in the merger agreement was determined by several factors. Rhapsody’s board of directors and special advisor reviewed various industry and financial data in order to determine that the consideration to be paid to Primoris was reasonable and that the merger was in the best interests of Rhapsody’s stockholders.

Rhapsody conducted a due diligence review of Primoris that included an industry analysis, a description of Primoris’s existing business model, a valuation analysis and financial projections in order to enable the board of directors and special advisor to ascertain the reasonableness of this range of consideration. During its negotiations with Primoris, Rhapsody did not receive services from any financial advisor because its officers and directors believe that their experience and backgrounds, together with the experience and background of Rhapsody’s special advisor, Joel Greenblatt, were sufficient to enable them to make the necessary analyses and determinations.

All five members of Rhapsody’s board were directors of Arpeggio Acquisition Corporation, a special purpose acquisition company, which successfully consummated a merger with Hill International on June 28, 2006. In addition, Joel Greenblatt, Rhapsody’s special advisor, was the special advisor to Arpeggio Acquisition Corporation. Also, Rhapsody’s management, including members of its board of directors, has long and diverse experience in both operational management and investment and financial management and analysis and, in its opinion, is suitably qualified to conduct the due diligence and other investigations and analyses required in connection with Rhapsody’s search for a merger partner. Eric S. Rosenfeld, Rhapsody’s chairman and chief executive officer, has been a board member of fourteen other companies in a number of industries, in addition to having extensive experience in the investment industry and as a private investor. David D. Sgro, Rhapsody’s chief financial officer, has extensive experience as a private company valuation analyst, an investment analyst and an investment banker. Colin D. Watson has held top executive positions in a number of industrial and communications companies, including companies in the aerospace and cable industries. Other members of the board and our special advisor are experienced in the investment, securities and capital management industries. We believe that this experience makes Rhapsody’s board and special advisor uniquely qualified to render an opinion on the merits of this transaction. More detailed descriptions of the experience of Messrs. Rosenfeld, Sgro and Ajdler are included in the section of this proxy statement entitled “Directors and Executive Officers of Rhapsody Following the Merger.”

The Rhapsody board of directors and special advisor concluded that the merger agreement with Primoris is in the best interests of Rhapsody’s stockholders. The Rhapsody board of directors obtained a fairness opinion prior to approving the merger agreement.

The Rhapsody board of directors and special advisor considered a wide variety of factors in connection with its evaluation of the merger. In light of the complexity of those factors, the Rhapsody board of directors and special advisor did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the Rhapsody board and its special advisor may have given different weight to different factors.

In considering the merger, the Rhapsody board of directors gave considerable weight to the following factors:

Primoris’s Record of Growth and Expansion and High Potential for Future Growth

Important criteria to Rhapsody’s board of directors and special advisor in identifying an acquisition target were that the company has established business operations, that it was generating current revenues, and that it has what the board believes to be a potential to experience valuable accretive growth. Rhapsody’s board of directors and special advisor believe that Primoris has the appropriate infrastructure in place and is well positioned in its industry to achieve growth both organically and through acquisitions. The board’s and special advisor’s belief in Primoris’s growth potential is based on Primoris’s historical growth rate, backlog growth and the positive industry dynamics in many of its markets. Primoris has grown net revenues from $362.5 million in 2005 to $547.7 million in 2007, an annualized growth rate of 22.9%. Primoris’s backlog has expanded from $160 million on December 31, 2005 to $463 million on December 31, 2007, an annualized growth rate of 70.1%. In addition to growing existing lines of business, Primoris has formed two greenfield subsidiaries in the past six years, one of which currently accounts for more than 10% of the company’s revenues. While much of the company’s recent growth has been organic, Primoris also has a proven track record of successfully sourcing, negotiating and integrating acquisitions. Since 1989, Primoris has completed seven acquisitions, two of which involved companies that were roughly equivalent in size to Primoris at the time of the acquisitions. Rhapsody’s board and special advisor believe that Primoris’s successful integration of these firms demonstrates its ability to add value through acquisitions. Furthermore, Primoris intends to continue its growth through additional acquisitions and Rhapsody’s public equity could serve as a valuable currency for such acquisitions. For a description of Primoris’s post-merger plans for additional acquisitions, please see the section entitled “Business of Primoris — Business Strategy.”

The Experience of Primoris’s Management

Another important criteria to Rhapsody’s board of directors and special advisor in identifying an acquisition target was that the company have a seasoned management team with specialized knowledge of the markets within which it operates and the ability to lead a company in an ever-changing environment. Rhapsody’s board of directors and special advisor believe that Primoris’s management has significant experience in the construction markets which the company serves. Mr. Pratt has more than 35 years of experience as a specialty contractor in California, Primoris’s primary area of operation. In addition, Primoris’s executive management team has an average of more than 13 years with the company and more than 25 years of industry experience. This long tenure with the company and in the industry has enabled Primoris’s management team to build invaluable relationships with both labor and clients. Members of Rhapsody’s board and special advisor believe that these relationships, coupled with management’s strong technical expertise, create a significant competitive advantage for the company.

Financial Condition and Results of Operations

Primoris’s balance sheet, revenue, operating profit and return on equity were all reviewed in absolute terms and also in relation to other companies in the construction industry. Rhapsody’s board and special advisor believe that Primoris’s well capitalized and highly liquid balance sheet should enable the company to support future growth. While Primoris’s operating profit margins are in the lower end of the comparable company range, they have improved from 1.1% in 2005 to 5.1% in 2007. Members of the board, the special advisor and management believe that these improved margins are more indicative of the margins a company like Primoris should generate. The board, special advisor and management of Rhapsody paid particular interest to Primoris’s return on equity. For the fiscal year ended December 31, 2007, Primoris’s pretax return on equity exceeded 60%, which is well above its peers and indicates that growth should add value to the company. Rhapsody was also impressed by the company’s revenue and EBITDA growth. Over the latest three years, Primoris’s revenue and EBITDA have grown by 51.1% and 227%, respectively. The board and special advisor were also impressed by Primoris’s backlog which it believes is indicative of the health of the company and some indication of future revenue growth. The board and special advisor believe that the potential for future revenue growth and healthy returns on equity will reward Rhapsody stockholders.

Valuation

The board and our special advisor considered the value of Primoris in relation to its growth potential and found it to be attractive when compared to other publicly traded specialty contractors.The board and the special advisor looked at comparable companies such as Chicago Bridge & Iron Company N.V., Flint Energy Services Ltd., Foster Wheeler, Ltd., MasTec Inc., Matrix Service Co., Quanta Services Inc., and Willbros Group Inc. The board and the special advisor believe that these companies are comparable to Primoris and provide a representative sample, though not exhaustive list, of comparable companies. Based on the valuation of these comparable companies, the board and the special advisor were able to calculate the expected initial valuation of Primoris in the public market. In addition, the board relied upon a discounted cash flow analysis prepared by Rhapsody’s management team. Based on these two analyses (comparable companies and discounted cash flows) and the board’s significant transaction experience, the board and the special advisor agreed upon and negotiated terms which they felt were in the best interest of Rhapsody’s stockholders.

Favorable Industry Dynamics

The board and our special advisor determined that positive long-term capital spending trends in the energy generation, oil and gas and water/wastewater industries put Primoris in a favorable position to experience sustained revenue growth. In particular, the board and the special advisor noted that investment spending by energy companies is expected to increase by 50 to 60% from 2006 to 2010 (Morgan Stanley, Refining and Marketing, June 20, 2006), maintenance and capital spending by refineries is expected to be approximately $37 billion over the next five years (Credit Suisse Research, December 2007), and spending on renewable power in California must expand due to California’s Renewables Portfolio Standard (RPS) program, which requires retail sellers of electricity to increase their sales of eligible renewable-energy resources by at least 1% of retail sales per year, so that 20% of their retail sales are served with eligible renewable energy resources by 2010.

Competitive Position and Acceptance of Its Services

Primoris’s reputation in its industry and among its clients and its work on high profile projects were considered by the board and our special advisor to be favorable factors in concluding that its competitive position was strong. Primoris’s reputation as a quality contractor dates back to the establishment of its predecessor company, Alex Robertson Bakersfield, in 1946. Primoris is one of the largest contractors in many of the markets that it serves. As a leader in the power generation market, Primoris installed approximately 50% of the megawatts of power generation capacity installed in California during and shortly following California’s 2000/2001 power crisis. In addition, the company’s reputation is exemplified by the long tenure of its customers, many of whom have worked with the company for more than five decades.

High Barriers to Entry

Entry into many of the fields that Primoris serves is limited due to the technical expertise required to complete many of these multimillion dollar construction projects. Given Primoris’s long history in most of its construction markets, the company has an extensive resume of technically challenging projects that it has successfully completed. In addition, the California market is complicated by powerful labor unions which dominate regional politics. As a longtime union contractor, Primoris has invaluable relationships with unionized labor and a steady group of highly experienced foremen and project managers. Finally, in certain business lines, such as underground construction, Primoris has a substantial fleet of highly specialized equipment, which should limit competitive entry.

Regulatory Environment of the Industry

The board and our special advisor reviewed the regulatory environment of Primoris’s business and concluded that no unusually burdensome regulatory requirements were involved and that Primoris had satisfactory compliance procedures in place.

Costs Associated with Effecting the Business Combination

The board and our special advisor determined that the costs associated with effecting the merger with Primoris would be of the same order of magnitude as would be encountered with most other business combinations. A favorable factor was that Primoris’s financial statements were audited to public company standards by a reputable and experienced accounting firm and that Primoris had satisfactory procedures in place to obtain and prepare the financial information required for the preparation of the proxy statement.

Primoris’s Ability to Execute Its Business Plan After the Merger Using Its Own Available Cash Resources Since Part of the Cash Held in Our Trust Account May be Used to Pay Rhapsody’s Public Stockholders who Vote Against the Merger and Exercise Their Conversion Rights

Rhapsody’s board of directors and special advisor considered the risk that the current public stockholders of Rhapsody would vote against the merger and demand to convert their shares for cash upon consummation of the merger, thereby reducing the amount of cash available to Rhapsody following the merger or cause a condition of the merger agreement not to be met. The board and the special advisor deemed this risk to be no worse with regard to Primoris than it would be with regard to other target companies and believes that Primoris will still be able to implement its business plan, even if the full amount of the funds deposited in the trust account is not available at closing.

Primoris’s Dependence Upon California for Approximately Three Quarters of Its Revenue

The board and special advisor paid particular attention to the concentration of Primoris’s business in the state of California. While the board viewed this reliance upon the California market as a risk factor, this risk was largely mitigated by the size of the California market and the diversity of projects on which Primoris works. According to U.S. Commerce Department and World Bank figures, if California were an independent state, its economy would be the eighth largest in the world. Therefore, while Primoris is heavily exposed to this one particular market, the California market is sufficient in size to sustain and even provide growth opportunities for Primoris’s business. In addition, Primoris has exposure to many different sectors within the California market, including oil and gas transmission, refining, energy generation, energy transmission, telecommunications as well as water and wastewater transmission and treatment. The board believes that the diversity of Primoris’s business within the California market significantly diminishes the risks associated with its level of business concentration.

Primoris’s Fixed Price Contracts

Primoris’s business includes both variable priced contracts and fixed price or guaranteed maximum price (“GMP”) contracts. The board and special advisor focused on the potential risks associated with fixed price contracts. GMP contracts contain more risk, but usually have more upside potential, than variable priced contracts because under a GMP contract cost overruns are generally borne by the contractor. This risk can translate into significant losses on a particular project due to either poor estimating or factors beyond Primoris’s control, such as weather. The board and special advisor believe that the risks associated with GMP projects are somewhat mitigated by Primoris’s long history of estimating and completing projects in the underground, industrial, engineering and water and wastewater markets. In addition, the board and special advisor acknowledge that these risks are inherent in virtually all contractors and are reflected in the enterprise values at which contractors are sold. The board and special advisor have evaluated these risks and considered them in determining the merger consideration.

Primoris’s Customer Concentration

Due to the scale of many of Primoris’s construction projects, it often has customers that account for a significant percentage of its revenues in any given year. The board and special advisor noted that one customer accounted for more than 10% of Primoris’s consolidated revenues in 2007 and another customer accounted for 18.7% of 2006 consolidated revenues. Despite these high levels of customer concentration in each of the last two years, the board and special advisor believe that the risks associated with customer concentration are manageable given that no one customer consistently represents a large percentage of consolidated revenues.

Satisfaction of 80% Test

It is a requirement that any business acquired by Rhapsody have a fair market value equal to at least 80% of Rhapsody’s net assets at the time of acquisition, which assets shall include the amount in the trust account. Based on the financial analysis of Primoris generally used to approve the transaction, including a comparison of comparable companies and a discounted cash flow analysis, the Rhapsody board of directors determined that this requirement was met. The board determined that consideration being paid in the merger, which amount was negotiated at arms-length, was fair to and in the best interests of Rhapsody and its stockholders and appropriately reflected Primoris’s value. In reaching this determination, the board concluded that it was appropriate to base such valuation on qualitative factors such as management strength and depth, competitive positioning, customer and labor relationships, and technical skills as well as quantitative factors such as Primoris’s historical growth rate and its potential for future growth in revenues and profits and its historical return on equity. The Rhapsody board of directors believes because of the financial skills and background of several of its members, it was qualified to conclude that the acquisition of Primoris met this requirement. However, Rhapsody has also received an opinion from Ladenburg that the 80% test has been met.

Interests of Rhapsody’s Directors, Officers and Special Advisor in the Merger

In considering the recommendation of the board of directors of Rhapsody to vote for the proposals to approve the merger proposal, the charter amendment proposal and the incentive compensation plan proposal, you should be aware that certain members of the Rhapsody board have agreements or arrangements that provide them with interests in the merger that differ from, or are in addition to, those of Rhapsody stockholders generally. In particular:

•	If the merger or another business combination is not consummated by October 3, 2008, Rhapsody will be liquidated. In such event, the 1,125,000 shares of common stock held by Rhapsody’s directors and officers that were acquired before the IPO, for an aggregate purchase price of $25,000, would be worthless because Rhapsody’s directors and officers and special advisor are not entitled to receive any of the liquidation proceeds with respect to such shares. Such shares had an aggregate market value of $ based upon the closing price of $ on the OTC Bulletin Board on , 2008, the record date for the Rhapsody special meeting.
•	The Rhapsody officers, directors and special advisor have also purchased 1,136,364 warrants in the public market, for an aggregate purchase price of $1,250,000, (or $1.10 per warrant) pursuant to a binding written agreement between Mr. Rosenfeld and EarlyBirdCapital, Inc. entered into in connection with Rhapsody’s IPO. These purchases took place on a private placement basis simultaneously with the consummation of our IPO. All of the proceeds we received from these purchases were placed in Rhapsody’s trust fund. These “insider warrants” are identical to the warrants underlying our units, except that if we call the warrants for redemption, the insider warrants may be exercisable on a cashless basis so long as they are held by these purchasers or their affiliates. Such warrants had an aggregate market value of $, based on the closing price of $ on the OTC Bulletin Board on , 2008. All of the warrants will become worthless if the merger is not consummated (as will the remainder of the public warrants).

•	The transactions contemplated by the merger agreement provide that Eric S. Rosenfeld and David D. Sgro will be directors of Rhapsody. As such, in the future each will receive any cash fees, stock options or stock awards that the Rhapsody board of directors determines to pay to its non-executive directors.
•	If Rhapsody liquidates prior to the consummation of a business combination, Eric S. Rosenfeld, Rhapsody’s chairman, chief executive officer and president, will be personally liable to pay debts and obligations to vendors and other entities that are owed money by Rhapsody for services rendered or products sold to Rhapsody, or to any target business, to the extent such creditors bring claims that would otherwise require payment from monies in the trust account. Based on Rhapsody’s estimated debts and obligations, it is not currently expected that Mr. Rosenfeld will have any exposure under this arrangement in the event of a liquidation.

Recommendation of Rhapsody’s Board of Directors and Special Advisor

After careful consideration of the matters described above, particularly Primoris’s record of growth, high return on equity, potential for growth and profitability, the experience of Primoris’s management, the company’s competitive positioning, its customer and labor relationships, and technical skills, Rhapsody’s board of directors determined unanimously that each of the merger proposal, the charter amendment proposal and the incentive compensation plan proposal is fair to and in the best interests of Rhapsody and its stockholders. Rhapsody’s board of directors has approved and declared advisable and unanimously recommend that you vote or give instructions to vote “FOR” each of these proposals. Mr. Greenblatt, our special advisor, also supports each of the proposals.

The foregoing discussion of the information and factors considered by the Rhapsody board of directors is not meant to be exhaustive, but includes the material information and factors considered by the Rhapsody board of directors.

Primoris Board of Directors’ Reasons for the Approval of the Merger

The board of directors of Primoris has unanimously approved the merger agreement and the transactions contemplated thereunder, and believes that the terms of the merger agreement are fair to, and in the best interests of, Primoris and its stockholders.

The board of directors of Primoris believes that the merger of Primoris into Rhapsody will create a corporate structure that will allow Primoris to maintain and expand its business, while providing important liquidity to its stockholders. The merger will combine Primoris’s engineering and construction operations with Rhapsody’s public market access, public market management experience and strong balance sheet, thereby enabling the post-merger company to expand its business, while providing certain benefits of being a publicly traded company.

The board of Primoris has considered various transactions in the past as steps toward achieving the continuity of Primoris and has explored alternatives for providing liquidity opportunities to its stockholders. From time to time, Primoris has studied the public markets as an alternative source of capital as well for other benefits that it may provide.

In reaching its determination to merge with Rhapsody, the Primoris board considered a number of factors. A potential merger with Rhapsody was considered to be complimentary with Primoris’s long-term objectives and was structured to provide an opportunity to attain the following potential benefits to Primoris and its stockholders:

•	A proposed merger with a Special Purpose Acquisition Company (“SPAC”), such as Rhapsody, provides a mechanism to achieve a public market for Primoris’s stockholders without many of the costs, management time expenditures and risks inherent in completing a traditional initial public offering. Primoris’s board believes that the proposed approach of merging with Rhapsody would be beneficial to Primoris and its stockholders, especially when taking into account the various uncertainties in the public equity markets.

•	Primoris’s board believes that becoming a publicly traded company will provide certain benefits that are meaningful to the company. The board of Primoris believes that the higher profile of being publicly traded may enhance Primoris’s recognition in the engineering and construction markets as it seeks to obtain new contracts for its services. The board also believes that the currency of a publicly traded stock will provide Primoris with additional methods of financing and completing acquisitions without the added strain of depleting Primoris’s balance sheet.
•	The merger with Rhapsody will also enhance and diversify the composition of Primoris’s board of directors. The merger agreement contemplates that the post-merger company will have two members of Rhapsody on its board of directors who will add their expertise in the financial markets to our current board and management team. In addition, the Rhapsody management team has successfully completed a prior SPAC merger transaction and will be able to share that experience to help ensure the success of this merger transaction.
•	Maintaining a strong balance sheet is an important consideration to the Primoris board and the Primoris management team. With the Rhapsody transaction, and the cash distribution that Primoris is completing prior to the closing, the cash that Rhapsody has raised through its public offering will allow Primoris to maintain the strength of its balance sheet, while providing a modicum of liquidity to Primoris stockholders.
•	The merger with Rhapsody will also allow the post-merger company to maintain the existing Primoris management team. The Primoris board believes that the continuity of management of the post-merger company will allow for a continuation of the recent performance of Primoris. The Primoris board also believes that the performance of the post-merger company will be enhanced by the added tools and benefits of being a publicly traded company. In addition, the relative size of Rhapsody and the terms of the merger agreement, ensure that as of the date of the merger the current stockholders of Primoris will maintain a majority position in the post-merger company, therefore limiting the effects of dilution on the Primoris stockholders’ investments in Primoris.

The Primoris board of directors considered a wide variety of factors in connection with its evaluation of the merger. In light of the complexity of those factors, the Primoris board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the Primoris board may have given different weight to different factors.

The Board of Primoris believes that becoming a publicly traded company is a benefit to the stockholders and business of Primoris. The proposed merger with Rhapsody reduces some of the risk associated with affecting the creation of a public market for Primoris’s stock.

Interests of Primoris’s Directors and Officers in the Merger

In considering the recommendation of the board of directors of Primoris to vote for the proposals to approve the merger agreement, you should be aware that certain members of the Primoris board have agreements or arrangements that provide them with interests in the merger that differ from, or are in addition to, those of Primoris stockholders generally. In particular:

•	The transactions contemplated by the merger agreement provide that Brian Pratt will be the chairman of the board of directors of Rhapsody and four other Primoris appointees will be directors of Rhapsody. As such, in the future each will receive any cash fees, stock options or stock awards that the Rhapsody board of directors determines to pay to its directors.
•	The transactions contemplated by the merger agreement provide that the following individuals, each a member of Primoris’s board of directors, will enter into employment agreements with Rhapsody: Brian Pratt, John P. Schauerman, John M. Perisich, Alfons Theeuwes, Scott E. Summers, Timothy R. Healy, Mark A. Thurman, David J. Baker and William J. McDevitt. As such, in the future each will receive certain benefits under the terms of their employment agreements.

Recommendation of Primoris’s Board of Directors

After careful consideration of the matters described above, particularly Rhapsody’s public market status and strong balance sheet, as well as the possibility of providing a public market to Primoris’s stockholders through a merger with a SPAC, Primoris’s board of directors determined unanimously that the merger proposal is fair to and in the best interests of Primoris and its stockholders. Primoris’s board of directors has approved and declared advisable and unanimously recommends that you vote or give instructions to vote “FOR” the merger proposal.

The foregoing discussion of the information and factors considered by the Primoris board of directors is not meant to be exhaustive, but includes the material information and factors considered by the Primoris board of directors.

Ladenburg Fairness Opinion

In connection with its determination to approve the merger agreement at its meeting of February 17, 2008, Rhapsody’s board of directors engaged Ladenburg to provide it with a “fairness opinion” as to whether the merger consideration to be paid by Rhapsody is fair, from a financial point of view, to Rhapsody’s stockholders. Ladenburg was also engaged to opine as to whether the fair market value of Primoris is at least equal to 80% of the balance in the trust account at the time of the merger.

Ladenburg is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, negotiated underwritings, private placements and for other purposes. Rhapsody determined to use the services of Ladenburg because it is a recognized investment banking firm that has substantial experience in similar matters. Ladenburg does not beneficially own any interest in Rhapsody or Primoris and has not previously provided, nor are there any pending agreements to provide, any other services to either company, except that Ladenburg provided certain fairness opinion services to Rhapsody in October 2007 in connection with a then-proposed transaction that was subsequently terminated.

Rhapsody has paid Ladenburg fees totaling $75,000 in connection with the preparation and issuance of Ladenburg’s opinion. Rhapsody will also reimburse Ladenburg for its reasonable out-of-pocket expenses. Such fees are not contingent upon consummation of the merger. In addition, we have also agreed to indemnify and hold Ladenburg, its officers, directors, principals, employees, affiliates, and members, and their successors and assigns, harmless from and against any and all loss, claim, damage, liability, deficiencies, actions, suits, proceedings, costs and legal expenses (collectively the “Losses”) or expense whatsoever arising out of, based upon, or in any way related or attributed to, (i) any breach of a representation, or warranty made by us in our agreement with Ladenburg; or (ii) any activities or services performed under that agreement by Ladenburg, unless such Losses were the result of the intentional misconduct or gross negligence of Ladenburg. Losses would include, but not be limited to, reasonable legal fees and other expenses and reasonable disbursements incurred in connection with investigating, preparing to defend or defending any action, suit or proceeding, including any inquiry or investigation, commenced or threatened, or any claim whatsoever, or in appearing or preparing for appearance as witness in any proceeding, including any pretrial proceeding such as a deposition.

The Ladenburg opinion is for the use and benefit of our board of directors in connection with its consideration of the transaction and is not intended to be, and does not constitute, a recommendation to you as to how you should vote or proceed with respect to the transaction. Ladenburg was not requested to opine as to, and its opinion does not in any manner address, the relative merits of the transaction as compared to any alternative business strategy that might exist for us, our underlying business decision to proceed with or effect the transaction, and other alternatives to the transaction that might exist for us. Ladenburg does not express any opinion as to the future performance of Primoris or the price at which either Rhapsody’s or Primoris’s securities might trade at any time in the future. We encourage you to read the Ladenburg opinion to gain an understanding of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Ladenburg, on which Rhapsody’s board of directors has relied, as discussed above.

Ladenburg made a presentation to our board of directors on February 17, 2008 and subsequently delivered its written opinion to the board of directors. The opinion stated that, as of February 17, 2008, based upon and subject to the assumptions made, matters considered, and limitations on Ladenburg’s review as set forth in the opinion, (i) the merger consideration is fair, from a financial point of view, to our stockholders, and (ii) the fair market value of Primoris is at least equal to 80% of our net assets. The amount of the merger consideration was determined pursuant to negotiations between us, the stockholders of Primoris and each of our respective financial advisors and not pursuant to recommendations of Ladenburg.

The full text of Ladenburg’s written opinion dated as of February 17, 2008, which sets forth the assumptions made, matters considered, procedures followed, and limitations on the review undertaken by Ladenburg in rendering its opinion, is attached as Annex G to this proxy statement and is incorporated herein by reference. We urge you to read the opinion carefully and in its entirety. The summary of the Ladenburg opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

Ladenburg’s analysis and opinion are necessarily based upon market, economic and other conditions, as they existed on, and could be evaluated as of, February 17, 2008. Accordingly, although subsequent developments may affect its opinion, Ladenburg has not assumed any obligation to update, review or reaffirm its opinion.

In arriving at its opinion, Ladenburg took into account an assessment of general economic, market and financial conditions, as well as its experience in connection with similar transactions and securities valuations generally. In so doing, among other things, Ladenburg:

•	Reviewed the draft merger agreement.
•	Reviewed publicly available financial information and other data with respect to Rhapsody that it deemed relevant, including the Annual Report on Form 10-K for the year ended March 31, 2007, the Quarterly Report on Form 10-QSB for the quarter and the nine months ended December 31, 2007, and the Prospectus dated October 3, 2006.
•	Reviewed non-public information and other data with respect to Primoris, including audited financial statements for the three years ended December 31, 2006, unaudited financial statements for the nine months ended September 30, 2007, financial projections for the four years ending December 31, 2010, and other internal financial information and management reports.
•	Reviewed and analyzed the transaction’s pro forma impact on Rhapsody’s securities outstanding and stockholder ownership.
•	Considered the historical financial results and present financial condition of Rhapsody.
•	Reviewed certain publicly available information concerning the trading of, and the trading market for Rhapsody’s common stock and units.
•	Reviewed and analyzed the indicated value range of the merger consideration.
•	Reviewed and analyzed Primoris’s projected unlevered free cash flows and prepared a discounted cash flow analysis.
•	Reviewed and analyzed certain financial characteristics of publicly-traded companies that were deemed to have characteristics comparable to Primoris.
•	Reviewed and analyzed certain financial characteristics of target companies in transactions where such target company was deemed to have characteristics comparable to that of Primoris.
•	Reviewed and compared the net asset value of Rhapsody to the indicated enterprise value range of Primoris.
•	Reviewed and discussed with representatives of Rhapsody and Primoris management certain financial and operating information furnished by them, including financial projections and analyses with respect to Primoris’s business and operations.
•	Performed such other analyses and examinations as were deemed appropriate.

In arriving at its opinion, Ladenburg relied upon and assumed the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to Ladenburg without assuming any responsibility for any independent verification of any such information. Further, Ladenburg relied upon the assurances of Rhapsody and Primoris management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, Ladenburg assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which it could make an analysis and form an opinion. The projections were solely used in connection with the rendering of Ladenburg’s fairness opinion. Investors should not place reliance upon such projections, as they are not necessarily an indication of what our revenues and profit margins will be in the future. The projections were prepared by Primoris management and are not to be interpreted as projections of future performance (or “guidance”) by Rhapsody or Primoris and were not audited or reviewed by the auditors of either Rhapsody or Primoris. Ladenburg did not evaluate the solvency or fair value of Rhapsody or Primoris under any foreign, state or federal laws relating to bankruptcy, insolvency or similar matters. Ladenburg did not make a physical inspection of the properties and facilities of Primoris and did not make or obtain any evaluations or appraisals of Primoris’s assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities). In addition, Ladenburg did not attempt to confirm whether Rhapsody and Primoris had good title to their respective assets.

Ladenburg assumed that the transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable foreign, federal and state statutes, rules and regulations. Ladenburg assumes that the transaction will be consummated substantially in accordance with the terms set forth in the draft merger agreement, without any further amendments thereto, and that any amendments, revisions or waivers thereto will not be detrimental to our stockholders. In addition, based upon discussions with Rhapsody management, Ladenburg assumed that the transaction will qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (“IRC”).

In connection with rendering its opinion, Ladenburg performed certain financial, comparative and other analyses as summarized below. Each of the analyses conducted by Ladenburg was carried out to provide a different perspective on the transaction, and to enhance the total mix of information available. Ladenburg did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, of the merger consideration to Rhapsody’s stockholders. Further, the summary of Ladenburg’s analyses described below is not a complete description of the analyses underlying Ladenburg’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Ladenburg made qualitative judgments as to the relevance of each analysis and factors that it considered. In addition, Ladenburg may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Ladenburg’s view of the value of Primoris’s assets. The estimates contained in Ladenburg’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Ladenburg’s analyses and estimates are inherently subject to substantial uncertainty. Ladenburg believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete and misleading view of the process underlying the analyses performed by Ladenburg in connection with the preparation of its opinion.

The summaries of the financial reviews and analyses include information presented in tabular format. In order to fully understand Ladenburg’s financial reviews and analyses, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Ladenburg.

The analyses performed were prepared solely as part of Ladenburg’s analysis of the fairness, from a financial point of view, of the merger consideration to our stockholders, and were provided to our board of directors in connection with the delivery of Ladenburg’s opinion. The opinion of Ladenburg was just one of the many factors taken into account by our board of directors in making its determination to approve the transaction, including those described elsewhere in this proxy statement.

Purchase Consideration Analysis

The merger consideration consists of an initial merger consideration of 24,094,800 newly issued shares of Rhapsody common stock, to be increased by the following:

•	2008 Contingent Shares: a maximum of 2,500,000 shares of additional Rhapsody common stock payable upon the combined entity achieving certain EBITDA targets in 2008;
•	2009 Contingent Shares: a maximum of 2,500,000 shares of additional Rhapsody common stock payable upon the combined entity achieving certain EBITDA targets in 2009.

The initial merger consideration was valued at approximately $186.7 million, based on a $7.75 closing price of Rhapsody shares on February 11, 2008.

Based on the projections utilized, Ladenburg assumed that the value of the merger consideration will be increased by both 2008 and 2009 Contingent Shares, collectively valued at $38.8 million, based on a $7.75 closing price of Rhapsody shares on February 11, 2008.

Therefore, the maximum indicated value of the merger consideration used in Ladenburg’s analysis was approximately $225.5 million.

Valuation Overview

Ladenburg generated an indicated valuation range for Primoris based on a discounted cash flow analysis, a comparable company analysis, and a comparable transaction analysis each as more fully discussed below. Ladenburg weighted the three approaches equally and arrived at an indicated equity value range of approximately $268.9 million to approximately $319.2 million. Ladenburg noted that Primoris’s indicated equity value range is higher than the indicated value range of the merger consideration.

Discounted Cash Flow Analysis

A discounted cash flow analysis estimates value based upon a company’s projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations.

While the discounted cash flow analysis is the most scientific of the methodologies used, it is dependent on projections and is further dependent on numerous industry-specific and macroeconomic factors.

Ladenburg utilized the forecasts provided by Primoris management, which project gradual future revenue growth from fiscal year (“FY”) 2007 to FY2010, with FY2007 revenue of approximately $543.4 million growing at a compound average growth rate (“CAGR”) of approximately 8.4% over the period. Projected growth is driven by various factors, including increased backlog and the growing demand in Primoris’s target sectors, including energy and power, turnkey and maintenance services and water. The projections utilized are based on organic growth and assume no acquisitions during the projection period.

The projections also forecast an improvement in EBITDA margin from FY2007 to FY2010, from approximately 6.1% to 7.0%, respectively, representing a CAGR of 13.5%. For purposes of Ladenburg’s analyses, “EBITDA” means earnings before interest, taxes, depreciation and amortization, as adjusted for add-backs for non-recurring expenses.

In order to arrive at a present value, Ladenburg utilized discount rates ranging from 13.5% to 15.5%. This was based on an estimated weighted average cost of capital of 14.7% (based on Primoris’s estimated weighted average cost of debt of 6.5% and a 15.4% estimated cost of equity). The cost of equity calculation was derived utilizing the Ibbotson build up method utilizing appropriate equity risk, industry risk and size premiums and a company specific risk factor, reflecting the risk associated with achieving the projections.

Ladenburg presented a range of terminal values at the end of the forecast period by applying a range of terminal exit multiples based on revenue and EBITDA as well as long-term perpetual growth rates.

Utilizing terminal revenue multiples of between 0.55x and 0.65x, terminal EBITDA multiples of between 8.0x and 9.0x and long term perpetual growth rates of between 3.5% and 4.5%, Ladenburg calculated a range of indicated enterprise values and then deducted net debt of approximately $13.3 million (which includes approximately $25.3 million in interest bearing debt less approximately $12.0 million in pro forma cash) to derive an indicated equity value range of approximately $249.6 million to approximately $307.5 million. For purposes of Ladenburg’s analyses, “enterprise value” means equity value plus all interest-bearing debt less cash.

Ladenburg understands that Primoris will distribute $50.0 million of the $62.0 million of cash on its balance sheet (as of January 31, 2008) to the Primoris stockholders prior to closing. Primoris’s net debt is pro forma for this cash distribution.

Comparable Company Analysis

A selected comparable company analysis reviews the trading multiples of publicly traded companies that are similar to Primoris with respect to business and revenue model, operating sector, size and target customer base.

Ladenburg identified the following seven companies that it deemed comparable to Primoris with respect to their industry sector and operating model. The comparable companies provide specialty infrastructure construction services to diversified end markets and perform most of the work in-house. All of the comparable companies are larger than Primoris in terms of revenue, with latest twelve months (“LTM”) revenue ranging from approximately $702.7 million to approximately $4.8 billion, compared with approximately $524.7 million for Primoris.

•	Foster Wheeler, Ltd.
•	Chicago Bridge & Iron Co.
•	Quanta Services
•	Willbros Group Inc.
•	Flint Energy Services Ltd.
•	MasTec Inc.
•	Matrix Service Co.

Ladenburg noted that, except for Matrix Service Co., all of the comparable companies are more profitable than Primoris, with FY2007 EBITDA margins ranging from approximately 6.3% to approximately 12.1%, compared with approximately 6.1% for Primoris. Primoris’s projected FY2008 and FY2009 EBITDA growth (19.9% and 17.8%, respectively) is below the mean of the comparable companies (38.7% and 19.6%, respectively). The growth rates for Chicago Bridge & Iron Co., Quanta Services and Willbros Group Inc. were adjusted to reflect their 2007 acquisitions as if those acquisitions occurred in the beginning of 2007.

Multiples utilizing enterprise value were used in the analyses. For comparison purposes, all operating profits including EBITDA were normalized to exclude unusual and extraordinary expenses and income.

Ladenburg generated a number of multiples worth noting with respect to the comparable companies:

Enterprise Value Multiple of	Mean	Median	High	Low
2007 revenue	0.97x	0.78x	1.82x	0.60x
2008 revenue	0.83x	0.70x	1.51x	0.55x
2009 revenue	0.75x	0.64x	1.30x	0.50x
2007 EBITDA	11.9x	12.4x	15.4x	6.2x
2008 EBITDA	8.6x	8.3x	12.6x	5.3x
2009 EBITDA	7.4x	7.4x	10.4x	4.8x

Ladenburg also reviewed the historical multiples generated for the comparable companies, and noted that the mean enterprise value to LTM revenue multiple over the last ten years was 0.78x and the mean enterprise value to LTM EBITDA multiple was 10.1x.

Ladenburg selected an appropriate multiple range for Primoris by examining the range indicated by the comparable companies and taking into account certain company-specific factors. Ladenburg expects Primoris’s valuation multiples to be below the mean of the comparable companies due to its lower EBITDA margins, lower projected revenue and EBITDA growth and smaller size.

Based on the above factors, Ladenburg applied the following multiples to the respective statistics:

•	2007 revenue multiples of 0.55x to 0.65x
•	2008 revenue multiples of 0.50x to 0.60x
•	2009 revenue multiples of 0.45x to 0.55x
•	2007 EBITDA multiples of 8.5x to 9.5x
•	2008 EBITDA multiples of 7.0x to 8.0x
•	2009 EBITDA multiples of 6.0x to 7.0x

and calculated a range of enterprise values for Primoris by weighting the above indications equally and then deducted net debt of approximately $13.3 million to derive an indicated equity value range of approximately $271.2 million to approximately $320.1 million.

None of the comparable companies have characteristics identical to Primoris. An analysis of publicly traded comparable companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading of the comparable companies.

Comparable Transaction Analysis

A comparable transaction analysis involves a review of merger, acquisition and asset purchase transactions involving target companies that are in related industries to Primoris. The comparable transaction analysis generally provides the widest range of values due to the varying importance of an acquisition to a buyer (i.e., a strategic buyer willing to pay more than a financial buyer) in addition to the potential differences in the transaction process (i.e., competitiveness among potential buyers).

Information is typically not disclosed for transactions involving a private seller, even when the buyer is a public company, unless the acquisition is deemed to be “material” for the acquirer. As a result, the selected comparable transaction analysis is limited to transactions involving the acquisition of a public company, or substantially all of its assets, or the acquisition of a large private company, or substantially all of its assets, by a public company.

Ladenburg located seven transactions announced since February 2005 involving target companies providing specialty infrastructure construction services to diversified end markets and for which detailed transaction and financial information was available.

Target	Acquiror
Integrated Services Company	Willbros USA, Inc. (subsidiary of NYSE: WG)
ABB Lummus Global, Inc.	Chicago Bridge & Iron (NYSE: CBI)
Washington Group Int’l, Inc. (NYSE: WNG)	URS Corp. (NYSE: URS)
VECO Corp.	CH2M Hill Companies Ltd.
InfraSource Services, Inc.	Quanta Services, Inc. (NYSE: PWR)
Colt Engineering Corporation	Worley Parsons Ltd. (ASX: WOR)
Reynolds, Inc.	Layne Christensen Co. (Nasdaq: LAYN)

Based on the information disclosed with respect to the targets in each of the comparable transactions, Ladenburg calculated and compared the enterprise values as a multiple of LTM revenue and LTM EBITDA.

Ladenburg noted the following with respect to the multiples generated:

Multiple of Enterprise Value to	Mean	Median	High	Low
LTM revenue	0.89x	0.71x	1.52x	0.53x
LTM EBITDA	10.0x	9.7x	16.6x	6.4x

Ladenburg expects Primoris to be valued below the mean of the comparable transactions multiples due to its lower profitability and smaller size.

Based on the above factors, Ladenburg applied the following multiples to the respective statistics:

•	2007 revenue multiples of 0.55x to 0.65x
•	2007 EBITDA multiples of 9.0x to 10.0x

and calculated a range of enterprise values for Primoris by weighting the above indications equally and then deducted net debt of approximately $13.3 million to derive an indicated equity value range of approximately $286.1 million to approximately $329.9 million.

None of the target companies in the comparable transactions have characteristics identical to Primoris. Accordingly, an analysis of comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the comparable transactions and other factors that could affect the respective acquisition values.

80% Test

Rhapsody’s initial business combination must be with a target business whose fair market value is at least equal to 80% of Rhapsody’s net assets at the time of such acquisition.

Ladenburg reviewed and estimated Rhapsody’s net assets based on its stockholders’ equity as of December 31, 2007 and compared that to Primoris’s indicated range of enterprise value. Ladenburg noted that the fair market value of Primoris exceeds 80% of Rhapsody’s net asset value.

Based on the information and analyses set forth above, Ladenburg delivered its written opinion to our board of directors, which stated that, as of February 17, 2008, based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, (i) the merger consideration is fair, from a financial point of view, to our stockholders, and (ii) the fair market value of Primoris is at least equal to 80% of our net assets. Ladenburg is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, negotiated underwritings, private placements and for other purposes. We determined to use the services of Ladenburg because it is a recognized investment banking firm that has substantial experience in similar matters. Ladenburg has received a fee in connection with the preparation and issuance of its opinion and will be reimbursed for its reasonable expenses, including attorneys’ fees. In addition, we have agreed to indemnify Ladenburg and related persons and entities for certain liabilities that may relate to, or arise out of, its engagement. Further, Ladenburg has not previously provided, nor are there any pending agreements to provide, any other services to either company, except that Ladenburg provided certain fairness opinion services to Rhapsody in October 2007 in connection with a then-proposed transaction which was subsequently terminated.

Pursuant to Ladenburg’s policies and procedures, its opinion was not required to be, and was not, approved or issued by a fairness committee. Further, Ladenburg’s opinion does not express an opinion about the fairness of the amount or nature of the compensation, if any, to any of the Primoris’s officers, directors or employees, or class of such persons, relative to the compensation to the Primoris’s stockholders.

In the ordinary course of business, Ladenburg, certain of Ladenburg’s affiliates, as well as investment funds in which Ladenburg or its affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Rhapsody, any other party that may be involved in the transaction and their respective affiliates for its own account and for the accounts of its customers.

Material Federal Income Tax Consequences of the Merger to Rhapsody and Its Stockholders

The following section is a summary of the opinion of Graubard Miller, counsel to Rhapsody, regarding material United States federal income tax consequences of the merger to holders of Rhapsody common stock. This discussion addresses only those Rhapsody security holders that hold their securities as a capital asset within the meaning of Section 1221 of the IRC, and does not address all the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as:

•	financial institutions;
•	investors in pass-through entities;
•	tax-exempt organizations;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark to market method of accounting;
•	persons that hold Rhapsody common stock as part of a straddle, hedge, constructive sale or conversion transaction; and
•	persons who are not citizens or residents of the U.S.

The Graubard Miller opinion is based upon the IRC, applicable treasury regulations thereunder, published rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed.

Neither Rhapsody nor Primoris intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

It is the opinion of Graubard Miller that no gain or loss will be recognized by Rhapsody or by the stockholders of Rhapsody if their conversion rights are not exercised.

It is also the opinion of Graubard Miller that a stockholder of Rhapsody who exercises conversion rights and effects a termination of the stockholder’s interest in Rhapsody will generally be required to recognize gain or loss upon the exchange of that stockholder’s shares of common stock of Rhapsody for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of Rhapsody common stock. This gain or loss will generally be a capital gain or loss if such shares were held as a capital asset on the date of the merger and will be a long-term capital gain or loss if the holding period for the share of Rhapsody common stock is more than one year. The tax opinion issued to Rhapsody by Graubard Miller, its counsel, is attached to this proxy statement/prospectus as Annex H. Graubard Miller has consented to the use of its opinion in this proxy statement/prospectus.

This discussion is intended to provide only a general summary of the material U.S. federal income tax consequences of the merger. It does not address tax consequences that may vary with, or are contingent on, your individual circumstances. In addition, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular U.S. federal, state, local or foreign income or other tax consequences to you of the merger.

Anticipated Accounting Treatment

The merger will be accounted for as a reverse acquisition in accordance with GAAP. Under this method of accounting, Rhapsody will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Primoris comprising the ongoing operations of the combined entity and senior management of the combined company. In accordance with guidance applicable to these circumstances, the merger will be considered to be a capital transaction in substance. Accordingly, for accounting purposes, the merger will be treated as the equivalent of Primoris issuing stock for the net assets of Rhapsody, accompanied by a recapitalization. The net assets of Rhapsody will be stated at historical cost with no goodwill or other intangible assets recorded. Operations prior to the merger will be those of Primoris.

Regulatory Matters

The merger and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirement or approval, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, except for filings with the State of Delaware and Nevada necessary to effectuate the transactions contemplated by the merger proposal.

Required Vote

The approval of the merger proposal will require (i) the affirmative vote of the holders of a majority of the Public Shares cast on the proposal at the Rhapsody special meeting and (ii) the affirmative vote of a majority of the voting power of the stockholders of Primoris cast on the proposal at the Primoris special meeting. Pursuant to the merger agreement, the Primoris stockholders who are parties to the merger agreement have agreed to vote in favor of the merger proposal at the Primoris special meeting. Such stockholders own shares having 82.4% of the Primoris voting power and their vote will be sufficient to approve the merger proposal without the votes of any other Primoris stockholders.

THE RHAPSODY AND PRIMORIS BOARDS OF DIRECTORS UNANIMOUSLY RECOMMEND THAT THE STOCKHOLDERS OF THEIR RESPECTIVE CORPORATIONS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

THE MERGER AGREEMENT

For a discussion of the merger structure, merger consideration and indemnification provisions of the merger agreement, see the section entitled “The Merger Proposal.” Such discussion and the following summary of other material provisions of the merger agreement is qualified by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. All stockholders are encouraged to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

Closing and Effective Time of the Merger

The closing of the merger will take place on the second business day following the satisfaction of the last of the conditions described below under the subsection entitled “Conditions to the Closing of the Merger,” unless Rhapsody and Primoris agree in writing to another time. The merger is expected to be consummated as soon as practicable after the special meeting of Rhapsody’s stockholders described in this proxy statement/prospectus.

Representations and Warranties

The merger agreement contains representations and warranties of each of Primoris and Rhapsody relating, among other things, to:

•	proper organization and similar limited liability and corporate matters;
•	capital structure of each constituent company;
•	the authorization, performance and enforceability of the merger agreement;
•	licenses and permits;
•	taxes;
•	financial information and absence of undisclosed liabilities;
•	holding of leases and ownership of other properties, including intellectual property;
•	contracts;
•	title to, and condition of, properties and assets and environmental and other conditions thereof;
•	absence of certain changes;
•	employee matters;
•	compliance with laws;
•	litigation; and
•	regulatory matters.

Covenants

Rhapsody and Primoris have each agreed to take such actions as are necessary, proper or advisable to consummate the merger. Each of them has also agreed to continue to operate their respective businesses in the ordinary course prior to the closing and not to take the following actions, among others, without the prior written consent of the other party:

•	waive any stock repurchase rights, accelerate, amend or (except as specifically provided for in the merger agreement) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;
•	grant any severance or termination pay to any officer or employee except pursuant to applicable law, written agreements outstanding, or policies currently existing and disclosed to the other party, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement;

•	transfer or license to any person or otherwise extend, amend or modify any material rights to any intellectual property or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business consistent with past practices provided that in no event will either party license on an exclusive basis or sell any of its intellectual property;
•	except for a distribution of $48,946,660.69 in cash prior to the closing of the merger and periodic cash distributions for taxes consistent with Primoris’s prior practice, declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;
•	amend its charter documents;
•	acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services;
•	sell, lease, license, encumber or otherwise dispose of any properties or assets, except (i) sales of inventory in the ordinary course of business consistent with past practice, and (ii) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of such party;
•	except, (i) with respect to Rhapsody, borrowings from directors, officers and stockholders to meet its reasonable capital requirements prior to closing, and (ii) with respect to Primoris and its subsidiaries, securing financing in the approximate amount of $5,000,000 for the acquisition of equipment, incur any indebtedness for borrowed money in excess of $3,000,000 in the aggregate, other than normal usage under the existing line of credit facilities including the issuance of letters of credit in the ordinary course, or guarantee any such indebtedness of another person or persons in excess of $1,000,000 in the aggregate, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Rhapsody, Primoris or any of Primoris’s subsidiaries, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;
•	except for the execution of the employment agreements between Primoris or its subsidiaries and certain of their executives that were signed at the time the merger agreement was signed, adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee incentive stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except in the ordinary course of business consistent with past practices;
•	pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of the merger agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities previously disclosed in financial statements to the other party in connection with the merger agreement or incurred since the date of such financial statements, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which it is a party or of which it is a beneficiary which failure is materially adverse to such party;

•	except in the ordinary course of business consistent with past practices, modify, amend or terminate any material contract, or waive, delay the exercise of, release or assign any material rights or assign any material rights or claims thereunder;
•	except as required by U.S. GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;
•	except in the ordinary course of business consistent with past practices, incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $2,500,000 in any 12 month period;
•	make or rescind any tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the tax liability or tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable law, materially change any method of accounting for tax purposes or prepare or file any return in a manner inconsistent with past practice;
•	settle any litigation where an officer, director or stockholder is a party or the consideration is other than monetary;
•	make capital expenditures except in accordance with prudent business and operational practices consistent with prior practice;
•	take any action that would be reasonably anticipated to have a material adverse effect; or
•	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

The merger agreement also contains additional covenants of the parties, including covenants providing for:

•	the parties to use commercially reasonable efforts to obtain all necessary approvals from governmental agencies and other third parties that are required for the consummation of the transactions contemplated by the merger agreement;
•	the protection of confidential information of the parties and, subject to the confidentiality requirements, the provision of reasonable access to information;
•	Rhapsody to prepare and file a registration statement, which shall contain this proxy statement/prospectus, to register, under the Securities Act, the shares that will be issued to the Primoris Holders pursuant to the merger, and to solicit proxies from the Rhapsody stockholders to vote on the proposals that will be presented for consideration at the special meeting;
•	Rhapsody and Primoris to use commercially reasonable efforts to obtain the listing for trading on Nasdaq of the Rhapsody common stock , warrants and units issued in Rhapsody’s IPO. If such listing is not obtained by the closing, the parties shall continue to use their best efforts after the closing to obtain such listing.
•	Primoris and those of its stockholders who are parties to the merger agreement to waive their rights to make claims against Rhapsody to collect from the trust fund established for the benefit of the holders of the Public Shares for any monies that may be owed to them by Rhapsody; and
•	Primoris to provide periodic financial information to Rhapsody through the closing.

Primoris Cash Distributions

The merger agreement also permits Primoris to make the following cash distributions to its stockholders:

•	From and after the date of the merger agreement, at any time prior to the closing, distributions (“Tax Distributions”) under Section 1368 of the IRC to its stockholders limited, in the aggregate, to 50% of the estimated Stub Period Taxable Income. For this purpose, “Stub Period Taxable Income” means the income of Primoris and its subsidiaries that will be entered on Form 1120S, Schedule K, Line 18 of the final U.S. Income Tax Return of Primoris and its subsidiaries for the period beginning on January 1, 2008 and ending on the closing date, which tax return shall be prepared and filed by Rhapsody as soon as practicable after the closing date. Rhapsody shall submit such final tax return to the representative of the Primoris stockholders at least ten days prior to the date it intends to file such return. Rhapsody shall not file such return without the consent of such representative, which consent shall not be unreasonably withheld.
•	From and after the date of the merger agreement, at any time prior to the closing date, in addition to the distributions described above, distributions under Section 1368 of the IRC in an amount not to exceed $48,946,660.69 (the “Base Distribution”). Of the Base Distribution, Primoris will distribute $44,051,280 to its stockholders, with the balance of $4,895,380.69 (the “Distribution Holdback”) to be held by Rhapsody for distribution as follows: after the Stub Period Taxable Income and the Tax Distribution amount to which the stockholders of Primoris are entitled have been finally determined, Rhapsody shall release as a distribution to the former stockholders of Primoris under Sections 1368 and 1371(e)(1) of the IRC, no later than a date qualifying as within the post-termination transaction period defined by Section 1377(b)(1)(A) of the IRC, such amount from the Distribution Holdback so that the total distribution payments to such persons, including amounts released to such Persons from the Distribution Holdback, shall equal the sum of (i) 50% of the Stub Period Taxable Income, as finally determined, plus (ii) the Base Distribution. Any amount remaining in the Distribution Holdback shall be retained by Rhapsody.

Dividends

The merger agreement provides that, following the closing, Rhapsody’s board of directors shall initially declare and pay annual dividends on its common stock at a rate of not less than $0.10 per share; provided, however, that the board of directors shall not declare any such dividend unless, at the time of declaration, there is adequate surplus for such declaration under the DGCL or if the board of directors, in the exercise of their business judgment, believes that it would be prudent to cancel or modify the dividend payment.

Conditions to Closing of the Merger

General Conditions

Consummation of the merger is conditioned on (i) the holders of the Public Shares, at a meeting called for this and other related purposes, approving the merger agreement and (ii) the holders of fewer than 20% of the Public Shares voting against the merger and properly demanding that their Public Shares be converted into a pro-rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger.

In addition, the consummation of the transactions contemplated by the merger agreement is conditioned upon, among other things:

(i)	no order, stay, judgment or decree being issued by any governmental authority preventing, restraining or prohibiting in whole or in part, the consummation of such transactions;
(ii)	the execution by and delivery to each party of each of the various transaction documents;
(iii)	the delivery by each party to the other party of a certificate to the effect that the representations and warranties of each party are true and correct in all material respects as of the closing and all covenants contained in the merger agreement have been materially complied with by each party;
(iv)	the Rhapsody common stock at the closing will be quoted on the OTC BB or listed for trading on Nasdaq; and
(v)	the receipt of all necessary consents and approvals by third parties and the completion of necessary proceedings.

Primoris’s Conditions to Closing

The obligations of Primoris to consummate the transactions contemplated by the merger agreement also are conditioned upon, among other things,

(i)	there being no material adverse change in the business of Rhapsody since the date of the merger agreement;

(ii)	the lock-up agreements, the voting agreement and the escrow agreement shall have been executed and delivered by the parties thereto (other than the Primoris parties). See the section entitled “The Merger Proposal” for further details regarding these agreements;
(iii)	Rhapsody shall have arranged for funds remaining in the trust account to be disbursed to it upon closing of the merger;
(iv)	receipt by Primoris of an opinion of Rhapsody’s counsel in agreed form;
(v)	Rhapsody being in compliance with the reporting requirements under the Exchange Act; and
(vi)	all officers of Rhapsody having resigned from all of their positions and offices with Rhapsody (other than Mr. Rosenfeld continuing as a director).

Rhapsody’s Conditions to Closing

The obligations of Rhapsody to consummate the transactions contemplated by the merger agreement also are conditioned upon each of the following, among other things:

(i)	there shall have been no material adverse change in the business of Primoris, its subsidiaries or their businesses since the date of the merger agreement;
(ii)	no more than 5% of the shares of any class of securities of Primoris shall have exercised their dissenters’ rights;
(iii)	the employment agreements with Primoris management shall have been executed and delivered by Primoris and each executive party thereto. See the sections entitled “The Merger Agreement — Employment Agreements” and “The Director Election Proposal — Employment Agreements” for further details regarding these agreements;
(iv)	the lock-up agreements, the voting agreement and the escrow agreement shall have been executed and delivered by the parties thereto (other than the Rhapsody parties);
(v)	(a) all outstanding indebtedness owed by any Primoris insider to Primoris shall have been repaid in full; (b) all guaranteed or similar arrangements pursuant to which Primoris has guaranteed the payment or performance of any obligations of any Primoris insider to a third party shall have been terminated; and (c) no Primoris insider shall own any direct equity interests in any subsidiary of Primoris; and
(vi)	receipt by Rhapsody of an opinion of Primoris’s counsel in agreed form.

Waiver

If permitted under applicable law, either Primoris or Rhapsody may waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the merger agreement or in any document delivered pursuant to the merger agreement. The condition requiring that the holders of fewer than 20% of the Public Shares affirmatively vote against the merger proposal and demand conversion of their shares into cash may not be waived. We cannot assure you that all of the conditions will be satisfied or waived.

At any time prior to the closing, either Primoris or Rhapsody may, in writing, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement.

The existence of the financial and personal interests of the directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for Rhapsody and what he may believe is best for himself in determining whether or not to grant a waiver in a specific situation.

Termination

The merger agreement may be terminated at any time, but not later than the closing, as follows:

•	by mutual written agreement of Rhapsody and Primoris;

•	by either Rhapsody or the representative of the Primoris stockholders if the merger is not consummated on or before October 3, 2008, provided that such termination is not available to a party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to be consummated before such date and such action or failure to act is a breach of the merger agreement;
•	by either Rhapsody or Primoris if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, judgment, ruling or other action is final and nonappealable;
•	by either Rhapsody or Primoris if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured its breach within thirty days of the notice of an intent to terminate, provided that the terminating party is itself not in breach; and
•	by either Rhapsody or Primoris if, at the Rhapsody stockholder meeting, the merger agreement shall fail to be approved by the affirmative vote of the holders of a majority of the Public Shares voted at the meeting or the holders of 20% or more of the Public Shares exercise conversion rights.

Effect of Termination

In the event of proper termination by either Rhapsody or Primoris, the merger agreement will become void and have no effect, without any liability or obligation on the part of Rhapsody or Primoris, except that:

•	the confidentiality obligations set forth in the merger agreement will survive;
•	the waiver by Primoris of all rights against Rhapsody to collect from the trust account any monies that may be owed to it by Rhapsody for any reason whatsoever, including but not limited to a breach of the merger agreement, and the acknowledgement that Primoris will not seek recourse against the trust account for any reason whatsoever, will survive;
•	the rights of the parties to bring actions against each other for breach of the merger agreement will survive; and
•	the fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

Fees and Expenses

All fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the merger agreement is consummated.

Confidentiality; Access to Information

Rhapsody and Primoris will afford to the other party and its financial advisors, accountants, counsel and other representatives prior to the completion of the merger reasonable access during normal business hours, upon reasonable notice, to all of their respective properties, books, records and personnel to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel, as each party may reasonably request. Rhapsody and Primoris will maintain in confidence any non-public information received from the other party, and use such non-public information only for purposes of consummating the transactions contemplated by the merger agreement.

Amendments

The merger agreement may be amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of each of the parties.

Public Announcements

Rhapsody and Primoris have agreed that until closing or termination of the merger agreement, the parties will:

•	cooperate in good faith to jointly prepare all press releases and public announcements pertaining to the merger agreement and the transactions governed by it; and

•	not issue or otherwise make any public announcement or communication pertaining to the merger agreement or the transaction without the prior consent of the other party, which shall not be unreasonably withheld by the other party, except as may be required by applicable law or court process.

Arbitration

Any disputes or claims arising under or in connection with the merger agreement or the transactions contemplated thereunder will be resolved by binding arbitration in Orange County, California. The arbitration shall be administered by Judicial Arbitration and Mediation Services in its Orange County, California, office.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet combines the unaudited condensed consolidated historical balance sheet of Primoris as of December 31, 2007 with the unaudited condensed historical balance sheet of Rhapsody as of December 31, 2007, giving effect to the merger as if it had been consummated as of that date. The following unaudited pro forma condensed combined statement of operations combines the historical consolidated statement of operations of Primoris for the year ended December 31, 2007 with the historical statement of operations of Rhapsody for the nine months ended December 31, 2007, giving effect to the merger as if it had occurred on January 1, 2007.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the merger, are factually supportable and are expected to have a continuing impact on the combined results. The adjustments presented on the pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of Primoris upon consummation of the merger.

We are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the merger. We derived the historical financial information of Primoris from the audited consolidated financial statements of Primoris for the year ended December 31, 2007 included elsewhere in this proxy statement/prospectus. We derived the historical financial information of Rhapsody from the unaudited financial statements of Rhapsody for the nine months ended December 31, 2007 included elsewhere in this proxy statement/prospectus. This information should be read together with Primoris’s and Rhapsody’s audited and unaudited financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Primoris”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rhapsody” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that Primoris will experience. Primoris and Rhapsody have not had any historical relationships prior to the merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

In the merger, the Primoris Holders will receive in the aggregate 24,094,800 shares of Rhapsody common stock (except to the extent the Primoris stockholders exercise dissenters’ rights). As a result of the merger, assuming that no stockholders of Rhapsody elect to convert their shares into cash as permitted by Rhapsody’s certificate of incorporation and that no stockholders of Primoris exercise dissenters’ rights, the Primoris Holders will own approximately 79.3% of the shares of Rhapsody common stock to be outstanding immediately after the merger, and the other Rhapsody stockholders will own approximately 20.7% of Rhapsody’s outstanding shares of common stock, based on the Rhapsody shares of common stock outstanding as of December 31, 2007. If 19.99% of the Public Shares are converted into cash, the Primoris Holders will own approximately 82.1% and the other Rhapsody stockholders will own approximately 17.9% of the shares of Rhapsody common stock to be outstanding immediately after the merger.

Additionally, the merger agreement also provides for the Primoris Holders to receive up to an additional 5,000,000 million shares of Rhapsody common stock, contingent upon the combined company attaining specified EBITDA performance milestones in the fiscal years ending December 31, 2008 and 2009. Such payments are referred to in the merger agreement as “EBITDA Shares.” The following table sets forth the milestones and the contingent shares issuable to the Primoris Holders:

Fiscal Year Ending 12/31	EBITDA Milestone	EBITDA Share Payment
2008	$39,300,000	2,500,000
2009	$46,000,000	2,500,000

For purposes of these contingent shares, EBITDA is defined in the merger agreement to mean Rhapsody’s income before provision for income taxes, plus interest expense, less interest income, plus depreciation and amortization, plus any expenses arising solely from the Merger charged to income in such fiscal year, plus expense relating to the termination agreements with Primoris’s foreign managers of $1,277,340 for 2008 only, plus any GAAP expense relating to the issuance of Rhapsody common stock to the foreign managers as part of the termination agreements for 2008 only, plus any expense (non-cash only) relating to Rhapsody’s 2008 long-term incentive equity plan. In addition, any Rhapsody expenses prior to the closing of the merger that are included in its 2008 income statement will be excluded for purposes of EBITDA calculation.

Primoris and Rhapsody plan to complete the merger promptly after the special meeting provided that holders of less than 20% of Rhapsody common stock vote against the merger and elect conversion of their shares into cash; and other conditions specified in the merger agreement have been satisfied or waived.

The merger will be accounted for as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by Primoris for the net monetary assets of Rhapsody. The net monetary assets of Rhapsody will be recorded as of the merger date at their respective historical costs. No goodwill or intangible assets will be recorded as a result of the merger.

The determination of Primoris as the accounting acquirer has been made based on consideration of all quantitative and qualitative factors of merger, including significant consideration given to the fact that upon consummation of the merger, (i) management of Primoris will continue in all of the officer and senior management positions of the combined business and, accordingly, will have day-to-day authority to carry out the business plan after the merger; (ii) Primoris employees (1,568 as of January 1, 2008) will continue on with no expected disruption, while no Rhapsody employees are anticipated to become employees of the combined business; (iii) the current Primoris business plan and operations will continue as the business plan of the combined company with no changes expected as a result of the merger; (iv) of the seven member board of directors of the combined company, three members will be independent directors nominated by the members of Primoris, two members will be appointed by Rhapsody’s initial stockholders and two members will be members of Primoris’s management; and (v) current Primoris shareholders will own approximately 79.3% of the combined company after the completion of the merger (or 82.1% if the holders of 19.99% of Rhapsody’s common stock seek conversion, and assuming no Primoris stockholders exercise their dissenters’ rights).

In addition to the factors described above, in reaching its determination of Primoris as the accounting acquirer, management also contemplated (i) the substance and design of the merger; (ii) the impact of potentially dilutive securities on ownership of Primoris under varying scenarios; (iii) that approximately 5,000,000 million shares of common stock are contingently issuable to the Primoris Holders upon the achievement of certain predefined EBITDA performance targets; and (iv) the size of Primoris versus the size of Rhapsody, considering total assets, revenues and operating expenses.

Separate pro forma information has been presented assuming the following circumstances: (1) no holders of Rhapsody common stock exercise their right to have their shares converted upon the consummation of the merger, and (2) holders of 19.99% of the Rhapsody common stock elect to have their shares converted upon the consummation of the merger at the conversion price of $7.91 per share, based on the amount held in the Rhapsody trust account, inclusive of interest income to date thereon, at February 29, 2008.

Unaudited Pro Forma Condensed Combined Balance Sheet
(In Thousands)

	31-Dec-07 Primoris	31-Dec-07 Rhapsody	Acquisition Adjustments	Combined (Assuming No Conversion)	Adjustments for Maximum Conversion	Combined (Assuming Max Conversion)
ASSETS
Current Assets:
Cash and cash equivalents	$62,966	$202	$40,783 (a)	$48,489	$(8,152)(h)	$40,337
	—	—	(48,947)(b)	—	—	—
	—	—	(101)(b)	—	—	—
	—	—	(414)(c)	—	—	—
	—	—	(6,000)(d)	—	—	—
Restricted Cash	9,984	—	—	9,984	—	9,984
Cash held in trust, including interest	—	40,783	(40,783)(a)	—	—	—
Accounts receivable, net	113,307	—	—	113,307	—	113,307
Costs and estimated earnings in excess of billings	11,085	—	—	11,085	—	11,085
Inventory	2,458	—	—	2,458	—	2,458
Prepaid expenses and other current assets	1,793	16	—	1,809	—	1,809
Total current assets	201,593	41,001	(55,462)	187,132	(8,152)	178,980
Property and equipment, net	16,143	—	—	16,143	—	16,143
Other assets	922	—	—	922	—	922
Goodwill and other intangible assets	2,315	—	—	2,315	—	2,315
Total assets	$220,973	$41,001	$(55,462)	$206,512	$(8,152)	$198,360

See Notes to Unaudited Pro Forma Condensed Combined Balance Sheet.

Unaudited Pro Forma Condensed Combined Balance Sheet (continued)
(In Thousands)

	31-Dec-07 Primoris	31-Dec-07 Rhapsody	Acquisition Adjustments		Combined (Assuming No Conversion)	Adjustments for Maximum Conversion	Combined (Assuming Max Conversion)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$66,792	$—	$—		$66,792	$—	$66,792
Billings in excess of costs and estimated earnings	54,143	—	—		54,143	—	54,143
Accrued expenses and other current liabilities	18,215	26	—		18,241	—	18,241
Distributions payable	6,115	—	—		6,115	—	6,115
Current portion of long-term debt	4,858	—	—		4,858	—	4,858
Deferred underwriting fee	—	414	(414)(c)		—	—	—
Total current liabilities	150,123	440	(414)		150,149	—	150,149
Long-term debt, net of current portion	22,641	—	—		22,641	—	22,641
Other long-term liabilities	1,286	—	(1,286)(b)		—	—	—
Total liabilities	174,050	440	(1,700)		172,790	—	172,790
Common stock, subject to possible conversion	—	8,152	(8,152)(e)		—	—	—
Stockholders’ Equity
Common stock	—	1	2	(f)	3	—	3
Additional paid-in capital	1,307	31,542	866	(g)	37,052	(8,152)(h)	28,900
	—	—	8,152	(e)	—	—	—
	—	—	(6,000)(e)		—	—	—
	—	—	1,185	(b)	—	—	—
Retained earnings	45,513	866	(48,947)(b)		(3,436)	—	(3,436)
	—	—	(866)(g)		—	—	—
	—	—	(2)(f)		—	—	—
Accumulated other comprehensive income	103	—	—		103	—	103
Total stockholders’ equity	46,923	32,409	(45,610)		33,722	(8,152)	25,570
Total liabilities and stockholders’ equity	$220,973	$41,001	$(55,462)		$206,512	$(8,152)	$198,360

See Notes to Unaudited Pro Forma Condensed Combined Balance Sheet.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet
(Dollars in Thousands, Except per Share Amounts)

Pro forma adjustments are necessary to record the accounting upon consummation of the merger. No pro forma adjustments were required to conform Primoris’s accounting policies to Rhapsody’s accounting policies. Descriptions of the adjustments included in the unaudited pro forma condensed combined balance sheet are as follows:

(a)	Reflects the release of Rhapsody’s restricted cash held in trust and the transfer of the balance to cash and cash equivalents, assuming no holders of Rhapsody Public Shares exercise their right to have their shares redeemed upon consummation of the merger.
(b)	Assumes the payment of cash distributions of an aggregate of $48,947 to Primoris Holders immediately prior to the consummation of the merger. However, in accordance with the merger agreement, $4,895 of the distribution will be retained after closing until the final Stub Period Taxable Income is determined. To the extent that the pre-closing estimated distribution with respect to such Stub Period Taxable Income is greater than 50% of the actual Stub Period Taxable Income, the excess will be retained by Rhapsody from such $4,895 and the balance distributed to the Primoris stockholders. Also reflects conversion of $1,185 of a put/call liability into common stock of the merged company and payments of $101 in distributions to holders of the liability.
(c)	Reflects the payment of $414 in deferred underwriting compensation.
(d)	Reflects payment of amounts to advisors, attorneys, accountants and consultants of amounts directly attributable to the merger.
(e)	Reflects the reclassification of common stock subject to conversion assuming no Rhapsody common stockholders exercise their conversion right.
(f)	Reflects the issuance of 24,094,800 shares of common stock, $.0001 par value.
(g)	Reflects the merger through the elimination of Rhapsody’s historical retained earnings.
(h)	Reflect the payment of cash to the maximum amount of converting Rhapsody stockholders as consideration for the return and cancellation of their shares of Rhapsody common stock.

Unaudited Pro Forma Condensed Combined Statement of Operations
(In Thousands, Except per Share Amounts)

The following amounts are being provided on a pro forma basis to present per share information of the combined entities assuming the 24,095 shares that Primoris Holders will receive in the merger were outstanding as of January 1, 2007.

	Year Ended 31-Dec-07	Nine Months Ended 31-Dec-07	Acquisition Adjustments	Combined (Assuming No Conversion)	Adjustments for Maximum Conversion	Combined (Assuming Max Conversion)
	Primoris	Rhapsody
Revenues	$547,666	$—	$—	$547,666	$—	$547,666
Cost of revenues	488,314	—	—	488,314	—	488,314
Gross margin	59,352	—	—	59,352	—	59,352
Selling, general and administrative expenses	29,517	434	—	29,951	—	29,951
Operating income (loss)	29,835	(434)	—	29,401	—	29,401
Other Income (Expense):
Loss from non-consolidated entities	(1,359)	—	—	(1,359)	—	(1,359)
Remeasurement loss	(471)	—	—	(471)	—	(471)
Interest income	1,750	6	(1,661)(i)	95	—	95
Interest income on Trust Account	—	1,061	—	1,061	(172)(o)	889
Interest expense	(1,773)	—	—	(1,773)	—	(1,773)
Income before provision for income taxes	27,982	632	(1,661)	26,954	(172)	26,782
Provision for income taxes	(848)	(117)	(9,816) (j)	(10,781)	69 (p)	(10,713)
Net income	27,134	515	(11,477)	16,172	(103)	16,069
Accretion of trust account relating to common stock subject to possible conversion	—	(172)	172 (k)	—	—	—
Net income attributable to common stockholders	$27,134	$343	$(11,305)	$16,172	$(103)	$16,069
Shares outstanding:
Primoris		—	24,095 (l)	24,095	—	24,095
Rhapsody	—	5,266	1,034 (m)	6,300	(1,034) (q)	5,266
Dilutive shares	—	—	2,096 (n)	2,096	—	2,096
Weighted average number of shares outstanding:
Basic		5,266	24,095	30,395	—	29,360
Diluted		5,266	24,095	32,491	—	31,457
Net income per common share:
Basic		$0.07		$0.53		$0.55
Diluted		$0.07		$0.50		$0.51

See Notes to Unaudited Pro Forma Condensed Combined Statement of Operations.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
(Dollars In Thousands, Except per Share Amounts)

Pro forma adjustments are necessary to record the accounting upon consummation of the merger. No pro forma adjustments were required to conform Primoris’s accounting policies to Rhapsody’s accounting policies. Descriptions of the adjustments included in the unaudited pro forma condensed combined statement of operations are as follows:

(i)	Reflects a reduction of interest income due to the payment of cash of $48,947 to Primoris stockholders immediately prior to the consummation of the merger, payments of $6,000 to advisors, attorneys, accountants and consultants of amounts directly attributable to the merger and payment of $414 in deferred underwriting compensation, assuming an average rate of return of 3.0%, approximately the rate of interest earned by Primoris on its investments. To the extent that the pre-closing estimated distribution with respect to such Stub Period Taxable Income is greater than 50% of the actual Stub Period Taxable Income, the excess will be retained by Rhapsody from $4,895 withheld from such $48,947 and the balance distributed to the Primoris stockholders.
(j)	Reflects an adjustment to the tax rate paid by Primoris. Primoris is taxed under Sub-Chapter S of the IRC and accordingly, federal income taxes are the liability of the individual stockholders. Upon consummation of the merger, the combined company will be subject to United States income tax. The pro forma information assumes the combined company is liable for income taxes at the beginning of the period presented. The effective federal and state tax rate for Primoris is assumed to be 40%.
(k)	Reflects elimination of the accretion of the trust account relating to Rhapsody common stock subject to possible conversion, assuming no Primoris stockholders elect to convert their shares into cash.
(l)	Reflects 24,094,800 shares of common to be issued to Primoris Holders at the consummation of the merger (assuming no Primoris stockholders elect to convert their shares into cash).
(m)	Assumes no holders of Rhapsody Public Shares elect to convert their shares into cash.
(n)	Reflects inclusion of the dilutive effect of the 6,311,364 Rhapsody warrants exercisable at $5.00 per share.
(o)	Reflects payment not earned due to Rhapsody stockholders electing conversion.
(p)	Reflects tax effect of interest not earned due to Rhapsody stockholders electing conversion.
(q)	Reflects reduction in shares outstanding for Rhapsody stockholders electing conversion.

The unaudited pro forma combined statement of operations does not reflect an adjustment for nonrecurring expenses re1ating to the termination of the Primoris Corporation put/call and phantom stock agreements, which will result in an approximate $4,000 charge to earnings upon consummation of the merger and does not reflect adjustments to earnings per share for the 5,000,000 shares issuable as contingent consideration. If issued, the contingent shares will be accounted for similarly to a stock dividend and will be included in earnings per share from the date of issuance.

THE CHARTER AMENDMENT PROPOSAL

The charter amendment proposal, if approved, will provide for the amendment of Rhapsody’s present Amended and Restated Certificate of Incorporation to:

(i)	change Rhapsody’s corporate name to “Primoris Corporation;”
(ii)	increase the authorized number of shares of its common stock from 15 million to 60 million (and the total number of authorized shares of capital stock to 61 million);
(iii)	change the period of its corporate existence to perpetual;
(iv)	specify that the Class A directors will be elected for a term expiring at the annual meeting of stockholders to be held in 2009, the Class B directors will be elected for a term expiring at the annual meeting of stockholders to be held in 2010 and the Class C directors will be elected for a term expiring at the annual meeting of stockholders to be held in 2011, and that, beginning with the 2009 annual meeting, each class of directors will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after its election.
(v)	remove the preamble and sections A through D, inclusive, of Article Seventh and redesignate section E of Article Seventh as Article Sixth; and
(vi)	delete the present Article Fifth, renumber subsequent Articles accordingly and make certain other immaterial language changes.

In the judgment of our board of directors, the charter amendment is desirable for the following reasons:

•	The change of our corporate name is desirable to reflect our merger with Primoris. The Primoris name has been used for over four years as the parent company of this engineering and construction company.
•	The present Amended and Restated Certificate of Incorporation provides that our corporate existence will terminate on October 3, 2008. In order to continue in existence after the consummation of the merger subsequent to such date, this provision must be amended. Perpetual existence is the usual period of existence for corporations and our board of directors believes it is the most appropriate period for Rhapsody as the surviving company in the merger.
•	The specification of the terms of office of the directors is desirable to clarify the present provision addressing such matter.
•	Sections A through D of the present Article Sixth relate to the operation of Rhapsody as a blank check company prior to the consummation of a business combination and will not be applicable after consummation of the merger. Accordingly, they will serve no further purpose.
•	The present Article Fifth states the name and address of Rhapsody’s incorporator. This information is not required in a restatement of a certificate of incorporation.
•	The other changes, which our board of directors believes are immaterial, (i) change certain verb tenses in Articles Second and Third, (ii) add language Section A of Article Fourth to clarify that references to our preferred stock are meant to include any class or series of preferred stock, (iii) clarify that Article Sixth (formerly Article Seventh) applies to the election of directors beginning with the special meeting to be held in 2009 and (iv) replace the pronoun “he” in Section B of Article Eighth (formerly Article Ninth) with “such director or officer.”

Pursuant to the merger agreement, approval of the charter amendment proposal is a condition to the consummation of the merger. If the merger proposal is not approved, the charter amendment proposal will not be presented at the meeting. If the charter amendment proposal is not approved, the merger will not be consummated even if the merger proposal is approved and the holders of fewer than 20% of the Public Shares vote against the merger proposal and properly demand that their Public Shares be converted into cash.

The approval of the charter amendment proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Rhapsody common stock on the record date.

A copy of Rhapsody’s Second Amended and Restated Certificate of Incorporation, as it will be in effect upon approval of the charter amendment proposal and filing in the office of the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Annex B.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

THE ADJOURNMENT PROPOSAL

The adjournment proposal allows Rhapsody’s board of directors to submit a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the consummation of the merger. In no event will Rhapsody solicit proxies to adjourn the special meeting or consummate the merger beyond the date by which it may properly do so under its certificate of incorporation and Delaware law.

In addition to an adjournment of the special meeting upon approval of an adjournment proposal, the board of directors of Rhapsody is empowered under Delaware law to postpone the meeting at any time prior to the meeting being called to order. In such event, Rhapsody will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

If an adjournment proposal is presented to the meeting and is not approved by the stockholders, Rhapsody’s board of directors may not be able to adjourn the special meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the consummation of the merger (because either the merger proposal or the charter amendment proposal is not approved or because the holders of 20% or more of the Public Shares vote against the merger proposal and demand conversion of their Public Shares into cash). In such event, the merger would not be completed and, unless Rhapsody were able to consummate a business combination with another party no later than October 3, 2008, it would be required to liquidate.

Required Vote

Adoption of the adjournment proposal requires the affirmative vote of a majority of the issued and outstanding shares of Rhapsody’s common stock represented in person or by proxy at the meeting and entitled to vote thereon. Adoption of the adjournment proposal is not conditioned upon the adoption of any of the other proposals.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF AN ADJOURNMENT PROPOSAL.

THE INCENTIVE COMPENSATION PLAN PROPOSAL

Background

Rhapsody’s 2008 Long-Term Equity Incentive Plan has been approved by Rhapsody’s board of directors and will take effect upon consummation of the merger, provided that it is approved by the stockholders at the special meeting. We are submitting the plan to our stockholders for their approval so that options granted under the plan may qualify for treatment as incentive stock options and awards under the plan may constitute performance-based compensation not subject to Section 162(m) of the IRC.

The plan reserves 1,520,000 shares of Rhapsody common stock for issuance in accordance with the plan’s terms. The purpose of the plan is to enable Rhapsody to offer its employees, officers, directors and consultants whose past, present and/or potential contributions to Rhapsody have been, are or will be important to the success of Rhapsody, an opportunity to acquire a proprietary interest in Rhapsody. The various types of incentive awards that may be provided under the plan are intended to enable Rhapsody to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

All officers, directors and employees of Primoris and Rhapsody will be eligible to be granted awards under the plan. An incentive stock option may be granted under the plan only to a person who, at the time of the grant, is an employee of Primoris or a related corporation. No allocations of shares that may be subject to awards have been made in respect of the executive officers or any other group. All awards will be subject to the recommendations of the compensation committee and approval by the board of directors or the compensation committee.

A summary of the principal features of the plan is provided below, but is qualified in its entirety by reference to the full text of the plan, which is attached to this proxy statement/prospectus as Annex C. As used below in this section, “the company” refers to Rhapsody as the surviving entity of the merger.

Administration

The plan is administered by our board of directors or our compensation committee. Subject to the provisions of the plan, the committee determines, among other things, the persons to whom from time to time awards may be granted, the specific type of awards to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, deferral, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the IRC, the committee will consist solely of at least two members who are “outside directors” within the meaning of that section.

Stock Subject to the Plan

Shares of stock subject to other awards that are forfeited or terminated will be available for future award grants under the plan. If a holder pays the exercise price of a stock option by surrendering any previously owned shares of common stock or arranges to have the appropriate number of shares otherwise issuable upon exercise withheld to cover the withholding tax liability associated with the stock option exercise, then the in the Board’s or committee’s discretion, the number of shares available under the plan may be increased by the lesser of the number of such surrendered shares and shares used to pay taxes and the number of shares purchased under the stock option.

Under the plan, on a change in the number of shares of our common stock as a result of a dividend on shares of common stock payable in shares of common stock, common stock forward split or reverse split or other extraordinary or unusual event that results in a change in the shares of common stock as a whole, the terms of the outstanding award will be proportionately adjusted.

Eligibility

We may grant awards under the plan to employees, officers, directors and consultants who are deemed to have rendered, or to be able to render, significant services to us and who are deemed to have contributed, or to have the potential to contribute, to our success.

Types of Awards

Options.  The plan provides both for “incentive” stock options as defined in Section 422 of the IRC, and for options not qualifying as incentive options, both of which may be granted with any other stock based award under the plan. The board or committee determines the exercise price per share of common stock purchasable under an incentive or non-qualified stock option, which may not be less than 100% of the fair market value on the day of the grant or, if greater, the par value of a share of common stock. However, the exercise price of an incentive stock option granted to a person possessing more than 10% of the total combined voting power of all classes of our stock may not be less than 110% of the fair market value on the date of grant. The aggregate fair market value of all shares of common stock with respect to which incentive stock options are exercisable by a participant for the first time during any calendar year (under all of our plans), measured at the date of the grant, may not exceed $100,000 or such other amount as may be subsequently specified under the IRC or the regulations thereunder.

An incentive stock option may only be granted within a ten-year period from the date of the consummation of acquisition and may only be exercised within ten years from the date of the grant, or within five years in the case of an incentive stock option granted to a person who, at the time of the grant, owns common stock possessing more than 10% of the total combined voting power of all classes of our stock. Subject to any limitations or conditions the board or committee may impose, stock options may be exercised, in whole or in part, at any time during the term of the stock option by giving written notice of exercise to us specifying the number of shares of common stock to be purchased. The notice must be accompanied by payment in full of the purchase price, either in cash or, if provided in the agreement, in our securities or in combination of the two.

Generally, stock options granted under the plan may not be transferred other than by will or by the laws of descent and distribution and all stock options are exercisable during the holder’s lifetime, or in the event of legal incapacity or incompetency, the holder’s guardian or legal representative. However, a holder, with the approval of the board or committee, may transfer a non-qualified stock option by gift to a family member of the holder, by domestic relations order to a family member of the holder or by transfer to an entity in which more than 50% of the voting interests are owned by family members of the holder or the holder, in exchange for an interest in that entity.

Generally, if the holder is an employee, no stock options granted under the plan may be exercised by the holder unless he or she is employed by us or a subsidiary of ours at the time of the exercise and has been so employed continuously from the time the stock options were granted. However, in the event the holder’s employment is terminated due to disability, the holder may still exercise his or her vested stock options for a period of 12 months or such other greater or lesser period as the board or committee may determine, from the date of termination or until the expiration of the stated term of the stock option, whichever period is shorter. Similarly, should a holder die while employed by us or a subsidiary, his or her legal representative or legatee under his or her will may exercise the decedent holder’s vested stock options for a period of 12 months from the date of his or her death, or such other greater or lesser period as the board or committee may determine or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated due to normal retirement, the holder may still exercise his or her vested stock options for a period of 12 months from the date of termination or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated for any reason other than death, disability or normal retirement, the stock option will automatically terminate, except that if the holder’s employment is terminated by us without cause, then the portion of any stock option that is vested on the date of termination may be exercised for the lesser of three months after termination of employment, or such other greater or lesser period as the board or committee may determine but not beyond the balance of the stock option’s term.

Stock Appreciation Rights.  Under the plan, we may grant stock appreciation rights to participants who have been, or are being, granted stock options under the plan as a means of allowing the participants to exercise their stock options without the need to pay the exercise price in cash. In conjunction with non-qualified stock options, stock appreciation rights may be granted either at or after the time of the grant of the non-qualified stock options. In conjunction with incentive stock options, stock appreciation rights may be granted only at the time of the grant of the incentive stock options. A stock appreciation right entitles the holder to receive a number of shares of common stock having a fair market value equal to the excess fair market value of one share of common stock over the exercise price of the related stock option, multiplied by the number of shares subject to the stock appreciation rights. The granting of a stock appreciation right will not affect the number of shares of common stock available for awards under the plan. The number of shares available for awards under the plan will, however, be reduced by the number of shares of common stock acquirable upon exercise of the stock option to which the stock appreciation right relates.

Restricted Stock.  Under the plan, we may award shares of restricted stock either alone or in addition to other awards granted under the plan. The board or committee determines the persons to whom grants of restricted stock are made, the number of shares to be awarded, the price if any to be paid for the restricted stock by the person receiving the stock from us, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the restricted stock awards. Each share that is the subject of a restricted stock award will be deemed to be __ shares for purposes of calculating the number of shares remaining available for awards from the 1,520,000 shares authorized under the plan.

Restricted stock awarded under the plan may not be sold, exchanged, assigned, transferred, pledged, encumbered or otherwise disposed of, other than to us, during the applicable restriction period. In order to enforce these restrictions, the plan requires that all shares of restricted stock awarded to the holder remain in our physical custody until the restrictions have terminated and all vesting requirements with respect to the restricted stock have been fulfilled. Other than regular cash dividends and other cash equivalent distributions as we may designate, pay or distribute, we will retain custody of all distributions made or declared with respect to the restricted stock during the restriction period. A breach of any restriction regarding the restricted stock will cause a forfeiture of the restricted stock and any retained distributions. Except for the foregoing restrictions, the holder will, even during the restriction period, have all of the rights of a stockholder, including the right to receive and retain all regular cash dividends and other cash equivalent distributions as we may designate, pay or distribute on the restricted stock and the right to vote the shares.

Other Stock-Based Awards.  Under the plan, we may grant other stock-based awards, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of common stock, as deemed consistent with the purposes of the plan. These other stock-based awards may be in the form of purchase rights, shares of common stock awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures or other rights convertible into shares of common stock and awards valued by reference to the value of securities of, or the performance of, one of our subsidiaries. These other stock-based awards may include performance shares or options, whose award is tied to specific performance criteria. These other stock-based awards may be awarded either alone, in addition to, or in tandem with any other awards under the plan or any of our other plans.

Accelerated Vesting and Exercisability.   If any one person, or more than one person acting as a group, acquires the ownership of stock of the company that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or combined voting power of the stock of the company, and the company’s board of directors does not authorize or otherwise approve such acquisition, then the vesting periods of any and all stock options and other awards granted and outstanding under the plan shall be accelerated and all such stock options and awards will immediately and entirely vest, and the respective holders thereof will have the immediate right to purchase and/or receive any and all common stock subject to such stock options and awards on the terms set forth in the plan and the respective agreements respecting such stock options and awards. An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which the company acquires its stock in exchange for property is not treated as an acquisition of stock.

The committee may, in the event of an acquisition by any one person, or more than one person acting as a group, together with acquisitions during the 12-month period ending on the date of the most recent acquisition by such person or persons, of assets from the company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the company immediately before such acquisition or acquisitions, or if any one person, or more than one person acting as a group, acquires the ownership of stock of the company that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or combined voting power of the stock of the company, which has been approved by the company’s board of directors, (i) accelerate the vesting of any and all stock options and other awards granted and outstanding under the plan, or (ii) require a holder of any award granted under the plan to relinquish such award to the company upon the tender by the company to the holder of cash in an amount equal to the repurchase value of such award. For this purpose, gross fair market value means the value of the assets of the company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

Notwithstanding any provisions of the plan or any award granted thereunder to the contrary, no acceleration shall occur with respect to any award to the extent such acceleration would cause the plan or an award granted thereunder to fail to comply with IRC Section 409A.

Repurchases.  Unless otherwise provided in the grant of an award, the board or committee may, in the event of a corporate transaction that has been approved by our board of directors, require a holder of any award granted under the plan to relinquish the award to us upon payment by us to the holder of cash in an amount equal to the fair market value of the award.

Award Limitation.  No participant may be granted awards for more than  shares in any calendar year.

Other Limitations.  The board or committee may not modify or amend any outstanding option or stock appreciation right to reduce the exercise price of such option or stock appreciation right, as applicable, below the exercise price as of the date of grant of such option or stock appreciation right. In addition, no option or stock appreciation right may be granted in exchange for, or in connection with, the cancellation or surrender of an option or stock appreciation right or other award having a lower exercise price.

Withholding Taxes

Upon the exercise of any award granted under the plan, the holder may be required to remit to us an amount sufficient to satisfy all federal, state and local withholding tax requirements prior to delivery of any certificate or certificates for shares of common stock.

Term and Amendments

Unless terminated by the board, the plan shall continue to remain effective until no further awards may be granted and all awards granted under the plan are no longer outstanding. Notwithstanding the foregoing, grants of incentive stock options may be made only until ten years from the date of the consummation of the merger. The board may at any time, and from time to time, amend the plan, provided that no amendment will be made that would impair the rights of a holder under any agreement entered into pursuant to the plan without the holder’s consent.

Federal Income Tax Consequences

The following discussion of the federal income tax consequences of participation in the plan is only a summary of the general rules applicable to the grant and exercise of stock options and other awards and does not give specific details or cover, among other things, state, local and foreign tax treatment of participation in the plan. The information contained in this section is based on present law and regulations, which are subject to being changed prospectively or retroactively.

Incentive Stock Options.  Participants will recognize no taxable income upon the grant of an incentive stock option. The participant generally will realize no taxable income when the incentive stock option is exercised. The excess, if any, of the fair market value of the shares on the date of exercise of an incentive stock option over the exercise price will be treated as an item of adjustment for a participant’s taxable year in which the exercise occurs and may result in an alternative minimum tax liability for the participant. We will not qualify for any deduction in connection with the grant or exercise of incentive stock options. Upon a disposition of the shares after the later of two years from the date of grant or one year after the transfer of the shares to a participant, the participant will recognize the difference, if any, between the amount realized and the exercise price as long-term capital gain or long-term capital loss, as the case may be, if the shares are capital assets.

If common stock acquired upon the exercise of an incentive stock option is disposed of prior to the expiration of the holding periods described above, the participant will recognize ordinary compensation income in the taxable year of disposition in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price paid for the shares; and we will qualify for a deduction equal to any amount recognized, subject to the limitation that the compensation be reasonable.

Non-Qualified Stock Options.  With respect to non-qualified stock options:

•	upon grant of the stock option, the participant will recognize no income provided that the exercise price was not less than the fair market value of our common stock on the date of grant;
•	upon exercise of the stock option, if the shares of common stock are not subject to a substantial risk of forfeiture, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price, and we will qualify for a deduction in the same amount, subject to the requirement that the compensation be reasonable; and
•	we will be required to comply with applicable federal income tax withholding requirements with respect to the amount of ordinary compensation income recognized by the participant.

On a disposition of the shares, the participant will recognize gain or loss equal to the difference between the amount realized and the sum of the exercise price and the ordinary compensation income recognized. The gain or loss will be treated as capital gain or loss if the shares are capital assets and as short-term or long-term capital gain or loss, depending upon the length of time that the participant held the shares.

If the shares acquired upon exercise of a non-qualified stock option are subject to a substantial risk of forfeiture, the participant will recognize ordinary income at the time when the substantial risk of forfeiture is removed, unless the participant timely files under Section 83(b) of the IRC to elect to be taxed on the receipt of shares, and we will qualify for a corresponding deduction at that time. The amount of ordinary income will be equal to the excess of the fair market value of the shares at the time the income is recognized over the amount, if any, paid for the shares.

Stock Appreciation Rights.  Upon the grant of a stock appreciation right, the participant recognizes no taxable income and we receive no deduction. The participant recognizes ordinary income and we receive a deduction at the time of exercise equal to the cash and fair market value of common stock payable upon the exercise.

Restricted Stock.  A participant who receives restricted stock will recognize no income on the grant of the restricted stock and we will not qualify for any deduction. At the time the restricted stock is no longer subject to a substantial risk of forfeiture, a participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the restricted stock at the time the restriction lapses over the consideration paid for the restricted stock. A participant’s shares are treated as being subject to a substantial risk of forfeiture so long as his or her sale of the shares at a profit could subject him or her to a suit under Section 16(b) of the Exchange Act. The holding period to determine whether the participant has long-term or short-term capital gain or loss begins when the restriction period expires, and the tax basis for the shares will generally be the fair market value of the shares on this date.

A participant may elect under Section 83(b) of the IRC, within 30 days of the transfer of the restricted stock, to recognize ordinary compensation income on the date of transfer in an amount equal to the excess, if any, of the fair market value on the date of transfer of the shares of restricted stock, as determined without regard to the restrictions, over the consideration paid for the restricted stock. If a participant makes an election and thereafter forfeits the shares, no ordinary loss deduction will be allowed. The forfeiture will be treated as a sale or exchange upon which there is realized loss equal to the excess, if any, of the consideration paid for the shares over the amount realized on such forfeiture. The loss will be a capital loss if the shares are capital assets. If a participant makes an election under Section 83(b), the holding period will commence on the day after the date of transfer and the tax basis will equal the fair market value of shares, as determined without regard to the restrictions, on the date of transfer.

On a disposition of the shares, a participant will recognize gain or loss equal to the difference between the amount realized and the tax basis for the shares.

Whether or not the participant makes an election under Section 83(b), we generally will qualify for a deduction, subject to the reasonableness of compensation limitation, equal to the amount that is taxable as ordinary income to the participant, in the taxable year in which the income is included in the participant’s gross income. The income recognized by the participant will be subject to applicable withholding tax requirements.

Dividends paid on restricted stock that is subject to a substantial risk of forfeiture generally will be treated as compensation that is taxable as ordinary compensation income to the participant and will be deductible by us subject to the reasonableness limitation. If, however, the participant makes a Section 83(b) election, the dividends will be treated as dividends and taxable as ordinary income to the participant, but will not be deductible by us.

Other Stock-Based Awards.  The federal income tax treatment of other stock-based awards will depend on the nature and restrictions applicable to the award.

Section 162(m) Limits.  Section 162(m) of the IRC places a limit of $1,000,000 on the amount of compensation that a publicly traded company may deduct in any one year with respect to each of its chief executive officer and 4 most highly paid executive officers. Certain performance-based compensation approved by stockholders is not subject to the deduction limit. The plan is qualified such that awards under the plan may constitute performance-based compensation not subject to Section 162(m) of the IRC. One of the requirements for equity compensation plans is that there must be a limit to the number of shares granted to any one individual under the plan. Accordingly, the plan provides that the maximum number of shares for which awards may be made to any employee in any calendar year is _______. The maximum amount payable pursuant to that portion of a cash award granted under the plan for any fiscal year to any employee that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the IRC may not exceed $500,000. Under the plan the board of directors or the compensation committee has the power to impose restrictions on awards to ensure that such awards satisfy the requirements for performance-based compensation under Section 162(m) of the IRC.

Certain Awards Deferring or Accelerating the Receipt of Compensation.  Section 409A of the IRC, enacted as part of the American Jobs Creation Act of 2004, imposes certain new requirements applicable to “nonqualified deferred compensation plans.” If a nonqualified deferred compensation plan subject to Section 409A fails to meet, or is not operated in accordance with, these new requirements, then all compensation deferred under the plan may become immediately taxable. Stock appreciation rights and deferred stock awards that may be granted under the plan may constitute deferred compensation subject to the Section 409A requirements. It is our intention that any award agreement governing awards subject to Section 409A will comply with these rules.

Recommendation and Vote Required

Approval of our incentive compensation plan will require the affirmative vote of the holders of a majority of the outstanding shares of our common stock represented in person or by proxy at the meeting and entitled to vote thereon.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE COMPENSATION PLAN PROPOSAL.

THE DIRECTOR ELECTION PROPOSAL

Election of Directors

At the special meeting, seven directors will be elected to Rhapsody’s board of directors, of whom two will serve until the special meeting to be held in 2009, three will serve until the special meeting to be held in 2010 and two will serve until the special meeting to be held in 2011 and, in each case, until their successors are elected and qualified.

Upon consummation of the merger, if management’s nominees are elected, the directors of Rhapsody will be classified as follows:

•	in the class to stand for reelection in 2009: Brian Pratt and Peter J. Moerbeek;
•	in the class to stand for reelection in 2010: John P. Schauerman, Stephen C. Cook and ; and
•	in the class to stand for reelection in 2011: Eric S. Rosenfeld and David D. Sgro.

The election of directors requires a plurality vote of the shares of common stock present in person or represented by proxy and entitled to vote at the special meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of abstentions, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Unless authority is withheld, the proxies solicited by the board of directors will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the board of directors, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

If the merger is not authorized by the approval of both the merger proposal and the charter amendment proposal and the proper election by the holders of fewer than 20% of the Public Shares to convert their Public Shares into cash, the director election proposal will not be submitted to the stockholders for a vote and Rhapsody’s current directors will continue in office until Rhapsody is liquidated.

At the effective time of the Primoris acquisition and assuming the election of the individuals set forth above, the board of directors and executive officers of Rhapsody will be as follows:

Name	Age	Position
Brian Pratt	56	Chairman of the Board, Chief Executive Officer, President and Director
John P. Schauerman	51	Chief Financial Officer and Director
Eric S. Rosenfeld	50	Director
Peter J. Moerbeek	60	Director
Stephen C. Cook	58	Director
David D. Sgro	31	Director
TBD		Director
John M. Perisich	43	Senior Vice President and General Counsel
Alfons Theeuwes	56	Senior Vice President of Accounting and Finance

Observer

During the three-year period following the closing, Rhapsody will be entitled to appoint a person to be an observer at board meetings and to receive all information distributed to the board members while acting in such capacity. During such period, Rhapsody may appoint the person then serving as observer for election to the board in place of its then-designee and the then-designee shall serve as observer for the balance of the period. It is expected that Arnaud Ajdler, who is currently a director of Rhapsody, will initially serve as observer and that, at some point during the term being served by David D. Sgro as a director, Mr. Ajdler will be designated to replace Mr. Sgro as a director and Mr. Sgro will thereafter serve as Rhapsody’s observer for the balance of the three-year period.

Information about the Nominees and Initial Observer

Eric S. Rosenfeld has been our chairman of the board, chief executive officer and president since our inception. Mr. Rosenfeld has been the president and chief executive officer of Crescendo Partners, L.P., a New York-based investment firm, since its formation in November 1998. He has also been the senior managing member of Crescendo Advisors II LLC, the entity providing us with general and administrative services, since its formation in August 2000. From its inception in April 2004 until June 2006, Mr. Rosenfeld was the chairman of the board, chief executive officer and president of Arpeggio Acquisition Corporation, an OTC BB-listed blank check company formed to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. Arpeggio Acquisition Corporation completed its business combination in June 2006 with Hill International, Inc., now listed on the New York Stock Exchange, and since such time Mr. Rosenfeld has served as a director of that company. Mr. Rosenfeld is currently chairman of the board of CPI Aerostructures, Inc., an American Stock Exchange-listed company engaged in the contract production of structural aircraft parts principally for the U.S. Air Force and other branches of the U.S. armed forces. He became a director in April 2003 and chairman in January 2005. Since October 2005, he has been the chairman of the board of Computer Horizons Corp., quoted on the OTC-BB, that, before the sale of its operating businesses (at which time it was Nasdaq-listed), provided information technology professional services with a concentration in sourcing and managed services. Mr. Rosenfeld has also served on the board of Matrikon Inc., a Toronto Stock Exchange-listed provider of solutions for industrial intelligence, since July 2007. He has also been a member of the board of Dalsa Corporation, a Toronto Stock Exchange-listed company that designs and manufactures digital imaging products, since February 2008.

Prior to forming Crescendo Partners, Mr. Rosenfeld had been managing director at CIBC Oppenheimer and its predecessor company Oppenheimer & Co., Inc. since 1985. He was also chairman of the board of Spar Aerospace Limited, a company that provides repair and overhaul services for aircraft and helicopters used by governments and commercial airlines, from May 1999 through November 2001, until its sale to L-3 Communications. He served as a director of Hip Interactive, a Toronto Stock Exchange-listed company that distributes and develops electronic entertainment products, from November 2004 until July 2005. Mr. Rosenfeld also served as a director of AD OPT Technologies Inc., which was a Toronto Stock Exchange-listed company from April 2003 to November 2004, when it was acquired by Kronos Inc. Mr. Rosenfeld also served as a director and head of the special committee of Pivotal Corporation, a Canadian based customer relations management software company that was sold to chinadotcom in February 2004. He was a director of Sierra Systems Group, Inc., a Toronto Stock Exchange-listed information technology, management consulting and systems integration firm based in Canada from October 2003 until its sale in January 2007. From October 2005 through March 2006, Mr. Rosenfeld was a director of Geac Computer Corporation Limited, a Toronto Stock Exchange and Nasdaq listed software company, which was acquired by Golden Gate Capital. He was also a director of Emergis Inc., a Toronto Stock Exchange-listed company that enables the electronic processing of transactions in the finance and healthcare industries, from July 2004 until its sale to Telus  in January 2008.

Mr. Rosenfeld is a regular guest lecturer at Columbia Business School and has served on numerous panels at Queen’s University Business Law School Symposia, McGill Law School, the World Presidents’ Organization and the Value Investing Congress. He is a faculty member at the Director’s College. He has also been a regular guest host on CNBC. Mr. Rosenfeld received an A.B. in economics from Brown University and an M.B.A. from the Harvard Business School.

Peter J. Moerbeek is currently a director and chief executive officer of Ni America, LLC, a private-equity funded company engaged in the acquisition and operation of water and wastewater utilities. As a founder of the company from June 2006 to February 2007, he was involved in raising equity capital for Ni America. From August 1995to June 2006, Mr. Moerbeek held several positions with publicly traded Southwest Water including as director from 2001 to 2006; as president and chief operating officer from 2004 to 2006; as president of the Services Group from 1997 to 2006; as secretary from 1995 to 2004; and as chief financial officer from 1995 to 2002. From 1989 to 2005, Mr. Moerbeek was the chief financial and operations officer for publicly-traded Pico Products, Inc. Mr. Moerbeek received a BSEE in 1969 and a MBA in 1971 from the University of Washington.

Stephen C. Cook has served as president and principal shareholder of Fieldstone Partners, a Houston TX-based investment banking firm, focused primarily on corporate merger and acquisition advisory services, since 1990. He has over 30 years of experience in the investment banking business, including 10 years with Rotan Mosle, Inc., a Texas-based regional investment firm and underwriter, where he served as co-head of the corporate finance department and as a director of the firm. Mr. Cook received his A.B. in Economics from Princeton University in 1971 and his M.B.A. from Harvard Business School in 1974.

David D. Sgro, CFA, has been our chief financial officer since our inception. Mr. Sgro has been a Senior Vice President of Crescendo Partners, L.P., a Delaware limited partnership, since December 2007, a Vice President from December 2005 to December 2007, and an investment analyst from May 2005 to December 2005. From June 1998 to May 2003, he worked as an analyst and then senior analyst at Management Planning, Inc., a firm engaged in the valuation of privately held companies. Simultaneously, Mr. Sgro worked as an associate with MPI Securities, Management Planning, Inc.’s boutique investment banking affiliate. From June 2004 to August 2004, Mr. Sgro worked as an analyst at Brandes Investment Partners. Mr. Sgro received a B.S. in Finance from The College of New Jersey and an M.B.A. from Columbia Business School. In 2001, he became a Chartered Financial Analyst (CFA) Charterholder. Mr. Sgro is a regular guest lecturer at the College of New Jersey and Columbia Business School.

Arnaud Ajdler has been our secretary and a member of our board of directors since our inception. From April 2004 until its merger with Hill International in June 2006, he served as the chief financial officer and secretary and a member of the board of directors of Arpeggio Acquisition Corporation. He has continued to serve as a member of the board of directors of Hill International, a NYSE listed company, since June 2006. Since March 2008, Mr. Ajdler has served as a director and on the Compensation Committee of Mothers Work, Inc., a designer and retailer of maternity apparel. Mr. Ajdler has also served as a director and on the Compensation Committee of O’Charley’s Inc., a NASDAQ listed company. Since October 2005, Mr. Ajdler has also been an assistant to the chairman of the board and a board observer to Computer Horizon Corp., formerly a NASDAQ and now pink sheets listed company. He was also a member of the board of directors of The Topps Company, Inc., a Nasdaq listed designer and marketer of confectionary and entertainment products, from August 2006 through September 2007. Mr. Ajdler has been a Managing Director of Crescendo Partners, L.P., a Delaware limited partnership, since December 2005, a Senior Vice President from December 2004 to December 2005 and an investment analyst from September 2003 to December 2004. Mr. Ajdler is has also been an adjunct professor at Columbia Business School since January 2007. From January 2000 to July 2001, he worked as a management consultant at Mercer Management Consulting, an international strategy consulting firm, before completing his M.B.A. at Harvard Business School in June 2003. He also worked as an investment analyst at Tilson Capital, a New York-based hedge fund, from July to September 2003, as an investment banker at Deutsche Bank, an international financial service provider, from June to August 2002, and as a management consultant at the Boston Consulting Group from June to August 1999. Mr. Ajdler received a B.S. in engineering from the Free University of Brussels, Belgium, an S.M. in Aeronautics from the Massachusetts Institute of Technology and an M.B.A from the Harvard Business School.

[Information regarding additional nominee to be furnished when such nominee is determined.]

Biographical information regarding Messrs. Pratt, Schauerman, Perisich and Theeuwes is contained in the section entitled “Business of Primoris — Management of Primoris.”

Meetings and Committees of the Board of Directors of Rhapsody

During the fiscal year ended March 31, 2007, Rhapsody’s board of directors held 3 meetings. Although Rhapsody does not have any formal policy regarding director attendance at annual stockholder meetings, Rhapsody will attempt to schedule its special meetings so that all of its directors can attend. Rhapsody expects its directors to attend all board and any committee meetings and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Each of Rhapsody’s current directors attended at least two-thirds of the aggregate number of meetings of the board in fiscal 2007.

Independence of Directors; Controlled Company Exemption

In anticipation of being listing on Nasdaq, Rhapsody will adhere to the rules of Nasdaq in determining whether a director is independent. The board of directors of Rhapsody also will consult with our counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, the board of directors of Rhapsody has affirmatively determined that, upon election to the board of directors of Rhapsody on the closing of the merger, Messrs. Moerbeek, Cook and  will be the independent directors of Rhapsody after the consummation of the merger.

Upon the closing of the merger, it is anticipated that a number of the Primoris Holders will deliver revocable proxies to Brian Pratt, for their shares in Rhapsody. Through the ownership of his own shares and through these revocable proxies, it is anticipated that Brian Pratt will hold more than 50% of the voting power of Rhapsody after the merger. As a result, it is anticipated that Rhapsody will be considered a “controlled company” for the purposes of the Nasdaq listing requirements (a corporation of which more than 50% of the voting power is held by an individual, a group or another company). Therefore, Rhapsody will not be subject to the Nasdaq listing requirements that would otherwise require the board of directors to have a majority of independent directors and the compensation and nominating committees to be comprised entirely of independent directors. Accordingly, the Rhapsody stockholders will not have the same protections afforded to stockholders of companies that are subject to all of such Nasdaq corporate governance requirements, and the ability of independent directors to influence the business policies and affairs will likely be substantially reduced.

Audit Committee Information

Upon consummation of the merger, the board of directors will establish an audit committee with Messrs.  as its members, with Mr.  as chairman, each an independent director under Nasdaq listing standards. The purpose of the audit committee will be to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.

The audit committee’s duties, which will be specified in the audit committee charter, will include, but will not be limited to:

•	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;
•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
•	discussing with management and the independent auditor the effect on our financial statements of (i) regulatory and accounting initiatives and (ii) off-balance sheet structures;
•	discussing with management major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies;
•	reviewing disclosures made to the audit committee by our principal executive officer and principal financial officer during their certification process for our Form 10-Ks and Form 10-Qs about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in our internal controls;
•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
•	reviewing and approving all related-party transactions including analyzing the shareholder base of each target business so as to ensure that we do not consummate a business combination with an entity that is affiliated with our management;
•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
•	appointing or replacing the independent auditor;
•	reviewing proxy disclosure to ensure that it is in compliance with SEC rules and regulations;
•	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and
•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we will be required to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Mr. Moerbeek satisfies Nasdaq’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Meetings and Attendance

Since the Rhapsody audit committee will not be formed until the consummation of the merger, it did not meet in the year ended March 31, 2008.

Independent Auditors’ Fees

The firm of BDO Seidman, LLP (“BDO”) acts as Rhapsody’s principal accountant. The firm of Moss Adams LLP (“Moss Adams”) acts as Primoris’s principal accountant. The following is a summary of fees paid or to be paid to BDO and Moss Adams for services rendered.

Audit Fees

During the fiscal year ended March 31, 2007, fees paid to BDO were $58,412 for the services they performed in connection with (i) the audit of Rhapsody’s financial statements as of August 31, 2006 and for the period from April 24, 2006 (inception) through August 31, 2006, appearing in Rhapsody’s prospectus and registration statement; and the audit of Rhapsody’s financial statements as of October 10, 2006 and for the period from April 24, 2006 (inception) through October 10, 2006 appearing in Rhapsody’s Form 8-K/A filed on October 10, 2006 (total $50,217), and (ii) the review of Rhapsody’s quarterly financial statements set forth in Rhapsody’s quarterly reports on Form 10-QSB for the quarters ended September 30 and December 31, 2006 (total $8,195). During the first nine months of the fiscal year ending March 31, 2008, fees paid to BDO were $64,579 for the services they performed in connection with (i) the audit of Rhapsody’s financial statements for the period from April 24, 2006 (inception) through March 31, 2007 (total $13,325); (ii) the review of Rhapsody’s quarterly financial statements set forth in Rhapsody’s quarterly reports on Form 10-QSB for the quarters ended June 30 and September 30, 2007 (total $8,840); (iii) accounting and tax related due diligence (total $36,989); and (iv) tax compliance and advice (total $5,425).

BDO has not waived its right to make claims against the funds in Rhapsody’s trust account for fees of any nature owed to it.

Tax Fees

During the fiscal year ended March 31, 2007, BDO did not render services to us for tax compliance, tax advice and tax planning. For the first nine months of the fiscal year ending March 31, 2008, BDO billed Rhapsody $5,425 for tax compliance and advice.

All Other Fees

During the fiscal year ended March 31, 2007, there were no fees billed for products and services provided by BDO to Rhapsody other than those set forth above. For the first nine months of the fiscal year ending March 31, 2008, BDO billed Rhapsody $36,989 for accounting and tax due diligence.

Audit Committee Pre-Approval Policies and Procedures

Since the Rhapsody audit committee will not be formed until the consummation of the merger, the audit committee did not pre-approve any accounting-related or tax services. However, the Rhapsody board of directors has approved the services described above. In accordance with Section 10A(i) of the Exchange Act, before Rhapsody engages its independent accountant to render audit or permitted non-audit services, the engagement will be approved by the audit committee. Since the Rhapsody audit committee will not be formed until the consummation of the merger, it has not yet met or prepared a committee report.

Code of Ethics

In October 2007, our board of directors adopted a code of ethics that applies to Rhapsody’s directors, officers and employees as well as those of its subsidiaries. A copy of our code of ethics may be obtained free of charge by submitting a request in writing to Arnaud Ajdler, Secretary, Rhapsody Acquisition Corp., 825 Third Avenue, 40th Floor, New York, New York 10022.

Compensation Committee Information

Upon consummation of the merger, the board of directors of Rhapsody will establish a compensation committee with Messrs.  as its members, with  serving as chairman, each an independent director under Nasdaq listing requirements. The purpose of the compensation committee will be to review and approve compensation paid to our officers and directors and to administer Rhapsody’s incentive compensation plans, including authority to make and modify awards under such plans. Initially, the only plan will be the incentive compensation plan.

Compensation Committee Interlocks and Insider Participation

None of the persons designated as directors of Rhapsody currently serves on the compensation committee of any other company on which any other director designee of Rhapsody or any officer or director of Rhapsody or Primoris is currently a member.

Nominations Committee Information

Upon consummation of the merger, the board of directors of Rhapsody will establish a nominations committee with Messrs.  as its members, each of whom is an independent director under Nasdaq listing standards, with Mr.  serving as chairman. The nominating committee will consider persons identified by its members, management, stockholders, investment bankers and others. During the period commencing with the closing of the merger and ending immediately prior to the Rhapsody 2011 annual meeting, the nominees for Rhapsody’s board of directors will be determined pursuant to the terms of the voting agreement and approved by the nominating committee.

Rhapsody does not have any restrictions on stockholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules. Prior to the consummation of the merger agreement, Rhapsody has not had a nominating committee or a formal means by which stockholders can nominate a director for election. Currently the entire board of directors decides on nominees, on the recommendation of one or more members of the board. None of the current members of the board of directors is “independent.” Currently, the board of directors will consider suggestions from individual stockholders, subject to evaluation of the person’s merits. Stockholders may communicate nominee suggestions directly to any of the board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, the board of directors believes that nominees should be actively engaged in business endeavors.

Upon the consummation of the merger, the nominating committee will be responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee will consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which will be specified in the nominating committee charter, will provide that, generally, persons to be nominated should be actively engaged in business, have an understanding of financial statements, corporate budgeting and capital structure, be familiar with the requirements of a publicly traded company, be familiar with industries relevant to our business, be willing to devote significant time to the oversight duties of the board of directors of a public company, and be able to promote a diversity of views based on the person’s education, experience and professional employment. The nominating committee will evaluate each individual in the context of the board as a whole, with the objective of recommending a group of persons that can best implement our business plan, perpetuate our business and represent shareholder interests. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time. The nominating committee will not distinguish among nominees recommended by shareholders and other persons.

Compensation of Officers and Directors

Through the closing of the merger, Rhapsody has and will continue to pay Crescendo Advisors, II, an affiliate of Eric S. Rosenfeld, a fee of $7,500 per month fee for providing Rhapsody with office space and certain office and secretarial services. This arrangement is solely for our benefit and is not intended to provide Mr. Rosenfeld compensation in lieu of a salary. Through December 31, 2007, an aggregate of $112,016 has been paid for such services. Since that date, such fee has been accrued.

Other than the $7,500 per-month fee, no compensation of any kind, including finders and consulting fees, have been or will be paid to any of Rhapsody’s officers or their affiliates for services rendered through the closing of the merger. However, Rhapsody’s executive officers are reimbursed for any out-of-pocket expenses incurred in connection with activities on Rhapsody’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. As of December 31, 2007, an aggregate of approximately $4,223 has been reimbursed to them for such expenses. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Because of the foregoing, we generally do not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement.

The policies of Rhapsody with respect to the compensation of its executive officers and following the merger will be administered by Rhapsody’s board in consultation with its compensation committee (as described above). The compensation policies followed by Rhapsody will be intended to provide for compensation that is sufficient to attract, motivate and retain executives of outstanding ability and potential and to establish an appropriate relationship between executive compensation and the creation of shareholder value. To meet these goals, the compensation committee will be charged with recommending executive compensation packages to Rhapsody’s board of directors.

It is anticipated that performance-based and equity-based compensation will be an important foundation in executive compensation packages as we believe it is important to maintain a strong link between executive incentives and the creation of shareholder value. We believe that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives. The employment agreements to be entered into by future executive officers of Rhapsody and the adoption of the proposed 2008 Long-Term Incentive Equity Plan reflect and will reflect what we believe is a focus on performance- and equity-based compensation. Since Rhapsody will not have a compensation committee until completion of the merger, we have not yet adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation for executives hired in the future.

Compensation Discussion and Analysis

Upon consummation of the merger, Rhapsody will seek to provide total compensation packages that are competitive in terms of potential value to its executives, and which are tailored to the unique characteristics and needs of Rhapsody within its industry in order to create an executive compensation program that will adequately reward its executives for their roles in creating value for Rhapsody stockholders. Rhapsody intends to be competitive with other similarly situated companies in its industry following completion of the merger.

The compensation decisions regarding Rhapsody’s executives will be based on Rhapsody’s need to attract individuals with the skills necessary for Rhapsody to achieve its business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above Rhapsody’s expectations.

It is anticipated that Rhapsody’s executives’ compensation will have three primary components — salary, cash incentive bonus and stock-based awards. Rhapsody will view the three components of executive compensation as related but distinct. Although Rhapsody’s compensation committee will review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We anticipate determining the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, individual performance and other information deemed relevant and timely. Since Rhapsody’s compensation committee will not be formed until consummation of the merger, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation.

In addition to the guidance provided by its compensation committee, Rhapsody may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Rhapsody’s compensation committee will be charged with performing an annual review of Rhapsody’s executive officers’ cash compensation and equity holdings to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies.

Benchmarking of Cash and Equity Compensation

We believe it is important when making compensation-related decisions to be informed as to current practices of similarly situated publicly held companies in the engineering, construction and related industries. We expect that the compensation committee will stay apprised of the cash and equity compensation practices of publicly held companies in the engineering, construction and related industries through the review of such companies’ public reports and through other resources. It is expected that any companies chosen for inclusion in any benchmarking group would have business characteristics comparable to Rhapsody, including revenues, financial growth metrics, stage of development, employee headcount and market capitalization. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of Rhapsody post-merger business and objectives that may be unique to Rhapsody, we generally believe that gathering this information will be an important part of its compensation-related decision-making process.

Compensation Components

Base Salary.  Generally, Rhapsody, working with the compensation committee, anticipates setting executive base salaries at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies. Rhapsody will seek to maintain base salary amounts at or near the industry norms, while avoiding paying amounts in excess of what it believes is necessary to motivate executives to meet corporate goals. It is anticipated base salaries will generally be reviewed annually, subject to terms of employment agreements, and that the compensation committee and board will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

Annual Bonuses.  Rhapsody intends to utilize cash incentive bonuses for executives to focus them on achieving key operational and financial objectives within a yearly time horizon. Near the beginning of each year, the board, upon the recommendation of the compensation committee and subject to any applicable employment agreements, will determine performance parameters for appropriate executives. At the end of each year, the board and compensation committee will determine the level of achievement for each corporate goal.

The performance parameters for which executive officers are eligible to receive cash bonuses under the terms of the employment agreements to be executed in connection with the consummation of the merger will be set by the compensation committee each year, within 45 days of approval of such year’s annual budget.

Rhapsody will structure cash incentive bonus compensation so that it is taxable to its employees at the time it becomes available to them. At this time, it is not anticipated that any executive officer’s annual cash compensation will exceed $1 million, and we have accordingly not made any plans to qualify for any compensation deductions under Section 162(m) of the Internal Revenue Code.

Equity Awards.  Rhapsody also will use stock options and other stock-based awards to reward long-term performance. It believes that providing a meaningful portion of its executives’ total compensation package in stock options and other stock-based awards will align the incentives of its executives with the interests of Rhapsody’s stockholders and with Rhapsody’s long-term success. The compensation committee and board will develop their equity award determinations based on their judgments as to whether the complete compensation packages provided to Rhapsody’s executives, including prior equity awards, are sufficient to retain, motivate and adequately award the executives.

Equity awards will be granted through Rhapsody’s 2008 Long-Term Incentive Equity Plan, which was adopted by Rhapsody board and is being submitted to the stockholders of Rhapsody for their consideration at the special meeting. All of Rhapsody’s employees, directors, officers and consultants will be eligible to participate in the 2008 Incentive Plan. The material terms of the 2008 Incentive Plan are further described in the section of this proxy statement/prospectus entitled “Incentive Compensation Plan Proposal.” No awards have been made under the Plan as of the date of this proxy statement/prospectus. It is anticipated that all options granted under the Plan in the future will have an exercise price at least equal to the fair market value of Rhapsody’s common stock on the date of grant.

Rhapsody will account for any equity compensation expense under the rules of SFAS 123R, which requires a company to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also will require Rhapsody to record cash compensation as an expense at the time the obligation is accrued.

Severance Benefit.  Rhapsody currently has no severance benefits plan. Rhapsody may consider the adoption of a severance plan for executive officers and other employee in the future. The employment agreements to be entered into by the persons who will initially serve as executive officers of Rhapsody following consummation of the merger provide for certain rights and obligations in the event of the termination of employment as more fully described in the section below entitled “Employment Agreements.”

Other Compensation.  Rhapsody will establish and maintain various employee benefit plans, including medical, dental, life insurance and 401(k) plans. These plans will be available to all salaried employees and will not discriminate in favor of executive officers. Rhapsody may extend other perquisites to its executives that are not available to its employees generally.

Director and Consultant Compensation.  Rhapsody currently does not have a definitive compensation plan for its future directors or consultants. Rhapsody, working with the compensation committee, anticipates setting director and consultant compensation at a level comparable with those directors and consultants with similar positions at comparable companies. It is currently anticipated that such compensation will be based on cash and/or equity compensation under Rhapsody’s 2008 Long-Term Incentive Equity Plan.

Employment Agreements

At the time of the signing of the merger agreement, Brian Pratt, chief executive officer of Primoris, and eight other executive officers of Primoris or its subsidiaries (John P. Schauerman, Primoris; Alfons Theeuwes, Primoris; John M. Perisich, Primoris; Scott E. Summers, ARB, Inc.; Timothy R. Healy, ARB, Inc.; Mark A. Thurman, Structures, Inc.; David J. Baker, Onquest, Inc.; and William J. McDevitt, Cardinal Contractors, Inc.) entered into employment agreements with either Primoris or one of its subsidiaries that will become effective upon consummation of the merger. Each employment agreement is for a five-year term (with the exception of

David J. Baker, chief executive officer and president of Onquest, Inc., which is for a one-year term), subject to earlier termination in certain circumstances, and may be extended by mutual agreement of the executive and the employing company. Upon consummation of the merger, Rhapsody will become the employing entity pursuant to the employment agreements for the executives employed by Primoris.

The employment agreements that provide for the five highest initial base salaries are as follows: Brian Pratt ($500,000), Scott E. Summers ($300,000), Timothy R. Healy ($300,000), David J. Baker ($300,000), and John P. Schauerman ($275,000). The employment agreements also provide for discretionary bonuses in accordance with policies to be established by the board of directors or compensation committee of the surviving company, and the provision of additional (“fringe”) benefits to the covered executive, including limited personal use of the employer owned or leased aircraft, and other perquisites as may be provided under the policies and practices then in place at the time of the closing date and/or by the compensation committee of the surviving company, including company vehicles, or vehicle allowances and reasonable club membership dues and expenses.

The agreements also require that the employer continue providing health benefits for one year if their employment is terminated by the employer without cause except where comparable health insurance is available from a subsequent employer. The employment agreements also provide that, in the event of the termination of an executive’s employment by the employer without cause (as defined in the employment agreement), the employer will pay him a lump sum equal to one-half of one year’s base salary of the executive.

The employment agreements contain certain restrictive covenants that prohibit the executives from disclosing information that is confidential to Primoris and its subsidiaries and generally prohibit them, during the employment term and for two years thereafter, from soliciting or hiring the employees of Primoris and its subsidiaries and from using Primoris’s confidential information (as defined in the employment agreements), to divert any customer business or income from Primoris, or to otherwise alter the manner in which a customer does business with Primoris. The employment agreements do not contain provisions restricting a terminated executive from competing with Primoris subsequent to termination of employment.

A copy of the form of employment agreement is annexed to this proxy statement/prospectus as Annex E.

OTHER INFORMATION RELATED TO RHAPSODY

Business of Rhapsody

Rhapsody was formed on April 24, 2006, to serve as a vehicle for the merger of one or more operating businesses. Prior to executing the merger agreement with Primoris, Rhapsody’s efforts were limited to organizational activities, completion of its IPO and the evaluation of possible business combinations.

Offering Proceeds Held in Trust

Rhapsody consummated its IPO on October 10, 2006. The net proceeds of the offering, including proceeds from the exercise of the underwriters’ over-allotment option, and after payment of underwriting discounts and expenses were approximately $38,833,559. Of that amount, $38,028,250 was placed in the trust account and invested in government securities, together with proceeds of $1,250,000 from the private sale of warrants, for a total of $39,278,250 placed in the trust account. The remaining proceeds have been used by Rhapsody in its pursuit of a business combination. In addition, as provided for in the prospectus for Rhapsody’s IPO, subsequent to October 3, 2007, Rhapsody withdrew an additional $200,000 from interest earned on funds in the trust account to fund its business combination expenses. The trust account will not be released until the earlier of the consummation of a business combination or the liquidation of Rhapsody. The trust account contained approximately $40,955,000 as of February 29, 2008. If the merger with Primoris is consummated, the trust account will be released to Rhapsody, less the amounts paid to holders of Public Shares who vote against the merger and elect to convert their shares of common stock into their pro-rata share of the trust account.

The holders of Public Shares will be entitled to receive funds from the trust account only in the event of Rhapsody’s liquidation or if the stockholders seek to convert their respective shares into cash and the merger is actually completed. In no other circumstances will a stockholder have any right or interest of any kind to or in the trust account.

Fair Market Value of Target Business

Pursuant to the underwriting agreement for Rhapsody’s IPO, the initial target business that Rhapsody acquires must have a fair market value equal to at least 80% of the balance in the trust account at the time of such acquisition. Rhapsody’s board of directors determined that this test was met in connection with its acquisition of Primoris. Further, Rhapsody has received an opinion from Ladenburg that this test has been met.

Stockholder Approval of Business Combination

Rhapsody will proceed with the merger of Primoris only if the holders of a majority of the Public Shares voted on the merger proposal at the special meeting is voted in favor of the merger proposal. The Rhapsody Inside Stockholders have agreed to vote their common stock issued prior to the IPO on the merger proposal in accordance with the vote of holders of a majority of the Public Shares present in person or represented by proxy and entitled to vote at the special meeting. If the holders of 20% or more of the Public Shares vote against the merger proposal and properly demand that Rhapsody convert their Public Shares into their pro rata share of the trust account, then Rhapsody will not consummate the merger. In this case, Rhapsody will be forced to liquidate.

Liquidation If No Business Combination

Rhapsody’s certificate of incorporation provides for the termination of Rhapsody’s corporate existence and mandatory liquidation of Rhapsody if Rhapsody does not consummate a business combination by October 3, 2008. If we have not completed a business combination by such date, our corporate existence will cease except for the purposes of winding up our affairs liquidating, pursuant to Section 278 of the DGCL. This has the same effect as if our board of directors and stockholders had formally voted to approve our dissolution pursuant to Section 275 of the DGCL. Accordingly, limiting our corporate existence to a specified date as permitted by Section 102(b)(5) of the DGCL removes the necessity to comply with the formal procedures set forth in Section 275 (which would have required our board of directors and stockholders to formally vote to approve our dissolution and liquidation and to have filed a certificate of dissolution with the Delaware Secretary of State).

We anticipate notifying the trustee of the trust account within 10 business days to begin liquidating such assets promptly after such date and anticipate it will take no more than 10 business days to effectuate such distribution. The Rhapsody Inside Stockholders have waived their rights to participate in any liquidation distribution with respect to their Original Shares. Also, as there will be no funds remaining to pay the costs associated with the implementation and completion of our liquidation and distribution, the Rhapsody Inside Stockholders have agreed to advance us the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $15,000) and not to seek repayment for such expenses.

In connection with its liquidation, Rhapsody will distribute to the holders of its Public Shares, in proportion to their respective amounts of Public Shares, an aggregate sum equal to the amount in the trust account, inclusive of any interest thereon, plus remaining net assets (subject to our obligations under Delaware law to provide for claims of creditors as described below). Rhapsody’s stockholders who obtained their Rhapsody stock prior to Rhapsody’s IPO have waived their rights to participate in any liquidation distribution with respect to shares of common stock owned by them immediately prior to the IPO. As a consequence of the provisions of Rhapsody’s certificate of incorporation and such waivers, a liquidating distribution will be made only with respect to the Public Shares and no liquidating distribution will be made with respect to any other shares of Rhapsody capital stock. There will be no distribution from the trust account with respect to Rhapsody’s warrants, which will expire worthless.

Rhapsody expects to have expended all of the net proceeds of the IPO, other than the proceeds deposited in the trust account, in pursuit of its business combination transaction. Accordingly, the per-share liquidation price for the Public Shares as of , 2008, the record date for Rhapsody’s special meeting, is approximately $, or $ less than the per-unit offering price of $8.00 in Rhapsody’s IPO. The proceeds deposited in the trust account could, however, become subject to the claims of Rhapsody’s creditors (which could be prior to the claims of the holders of the Public Shares and could include vendors and service providers Rhapsody has engaged to assist it in connection with its search for a target business and that are owed money by it, as well as target businesses themselves) and there is no assurance that the actual per-share liquidation price will not be less than $, due to those claims. If Rhapsody liquidates prior to the consummation of a business combination, Eric S. Rosenfeld, one of our directors, has agreed to be personally liable to pay debts and obligations to vendors and other entities that are owed money by Rhapsody for services rendered or products sold to Rhapsody, or to any target business, to the extent such creditors bring claims that would otherwise require payment from moneys in the trust account. There is no assurance, however, that he would be able to satisfy those obligations. Accordingly, we cannot assure you that the per-share distribution from the trust account, if we liquidate, will not be less than $, plus interest, due to claims of creditors.

The holders of our Public Shares will be entitled to receive funds from the trust account only in the event of our liquidation or if they seek to convert their respective shares into cash upon a business combination which the stockholder properly demanded conversion of his Public Shares into cash and which is completed by us. In no other circumstances will a stockholder have any right or interest of any kind to or in the trust account.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, as stated above, it is our intention to make liquidating distributions to our stockholders as soon as reasonably possible after October 3, 2008 and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them and any liability of our stockholders may extend well beyond the third anniversary of such date. Because we will not be complying with Section 280,

Section 281(b) of the DGCL requires us to adopt a plan that will provide for our payment, based on facts known to us at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years. Accordingly, we would be required to provide for any claims of creditors known to us at that time or those that we believe could be potentially brought against us within the subsequent 10 years prior to our distributing the funds in the trust account to our public stockholders. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from potential target businesses, many of whom have given us agreements waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or our vendors (such as accountants, lawyers, investment bankers, etc.). As a result, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the trust is remote. Nevertheless, such agreements may not be enforceable. Accordingly, we cannot assure you that third parties will not seek to recover from our stockholders amounts owed to them by us.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. Also, in any such case, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public stockholders promptly after October 3, 2008, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. In addition, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors and/or complying with certain provisions of the DGCL with respect to our liquidation. We cannot assure you that claims will not be brought against us for these reasons. To the extent any bankruptcy or other claims deplete the trust account, we cannot assure you we will be able to return to our public stockholders at least $ per share.

Facilities

Rhapsody maintains executive offices at 825 Third Avenue, 40th Floor, New York, New York. The cost for this space is included in a $7,500 per-month fee that Crescendo Advisors II LLC, an affiliate of Eric S. Rosenfeld, our chairman, chief executive officer and president, charges Rhapsody for general and administrative services. Through December 31, 2007, an aggregate of $112,016 has been incurred for such services. Amounts due thereafter have been accrued. Rhapsody believes, based on rents and fees for similar services in the New York City area, that the fees charged by Crescendo Advisors II LLC are at least as favorable as Rhapsody could have obtained from an unaffiliated person. Rhapsody considers its current office space adequate for current operations. Upon consummation of the merger, the principal executive offices of Rhapsody will be located at 26000 Commercentre Drive, Lake Forest, California 92630.

Employees

Rhapsody has three executive officers and five directors (of whom two are also executive officers). These individuals are not obligated to contribute any specific number of hours per week and devote only as much time as they deem necessary to our affairs. Rhapsody does not intend to have any full time employees prior to the consummation of the merger.

Periodic Reporting and Audited Financial Statements

Rhapsody has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Rhapsody’s annual reports contain financial statements audited and reported on by Rhapsody’s independent accountants. Rhapsody has filed with the SEC its Annual Report on Form 10-KSB covering the fiscal year ended March 31, 2007 and its Quarterly Reports on Form 10-Q covering the quarter and nine months ended December 31, 2007.

Legal Proceedings

There are no legal proceedings pending against Rhapsody.

Rhapsody’s Plan of Operations

The following discussion should be read in conjunction with Rhapsody’s financial statements and related notes thereto included elsewhere in this proxy statement/prospectus.

Rhapsody is a blank check company formed on April 24, 2006 to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. We intend to utilize a combination of cash derived from the proceeds of our public offering and our capital stock in effecting the Primoris business combination.

Results of Operations — Nine Months Ended December 31, 2007

Net income for the nine months ended December 31, 2007 of $515,085 consisted of $1,066,351 of interest income, offset by $67,500 of monthly administrative fees, $47,717 of directors and officers liability insurance, $81,579 of marketing expenses, $19,812 of Delaware franchise taxes, $24,403 of travel expenses, $191,478 of professional fees and licenses, $1,393 of other operating costs and $117,384 of state and local taxes. Since the majority of Rhapsody’s interest income is not subject to federal income taxes, Rhapsody generated a net operating loss of approximately $428,000 for federal income tax purposes. A full valuation allowance was made for the resulting deferred tax asset, as it is uncertain if and when Rhapsody will be able to utilize this net operating loss.

Net income for the period from April 24, 2006 (inception) to December 31, 2006 of $199,667 consisted of $310,711 of interest income, offset by $22,016 of monthly administrative fees, $15,443 of directors and officers liability insurance, $11,753 of printing expenses, $10,000 of marketing expenses, $9,309 of travel expenses, $4,417 of professional fees, $2,375 of other operating costs and $35,731 of state and local taxes. Since the majority of Rhapsody’s interest income is not subject to federal income taxes, Rhapsody generated a net operating loss of approximately $70,000 for federal income tax purposes. A full valuation allowance was made for the resulting deferred tax asset, as it is uncertain if and when Rhapsody will be able to utilize this net operating loss.

Net income for the period from April 24, 2006 (inception) to December 31, 2007 of $866,187 consisted of $1,720,407 of interest income, offset by $112,016 of monthly administrative fees, $78,776 of directors and officers liability insurance, $155,193 of marketing expenses, $44,689 of Delaware franchise taxes, $42,298 of travel expenses, $216,073 of professional fees and licenses, $11,658 of printing costs, $3,179 of other operating costs and $190,338 of state and local taxes. Since the majority of the Rhapsody’s interest income is not subject to federal income taxes, Rhapsody generated a net operating loss of approximately $648,000 for federal income tax purposes. A full valuation allowance was made for the resulting deferred tax asset, as it is uncertain if and when Rhapsody will be able to utilize this net operating loss.

Rhapsody has incurred the following expenses through December 31, 2007 as compared to its estimates of such expenses contained in the Use of Proceeds disclosure in Rhapsody’s IPO Registration Statement on Form S-1:

Results of Operations — Fiscal Year Ended March 31, 2007

Net income for the period from April 24, 2006 (inception) to March 31, 2007 of $351,102 consisted of $654,055 of interest income, offset by $44,516 of monthly administrative fees, $31,059 of directors and officers liability insurance, $73,614 of marketing expenses, $24,877 of Delaware franchise taxes, $11,658 of printing expenses, $17,895 of travel expenses, $24,594 of professional fees and licenses, $1,786 of other operating costs and $72,954 of state and local taxes. Since the majority of the Company’s interest income is not subject to federal income taxes, Rhapsody generated a net operating loss of approximately $220,000 for federal income tax purposes. A full valuation allowance was made for the resulting deferred tax asset, as it is uncertain if and when the Company will be able to utilize this net operating loss.

Use of net proceeds not held in trust

	Actual Through December 31, 2007	Per S-1
Legal, accounting and other third-party expenses attendant to the due diligence investigations, structuring and negotiation of a business combination	$134,303	$250,000
Due diligence of prospective target businesses by officers, directors, existing stockholders or special advisors	$40,817	$50,000
Legal and accounting fees relating to SEC reporting obligations	$38,791	$100,000
Payment of administrative fee to Crescendo Advisors II LLC ($7,500 per month for two years)	$112,016	$180,000
Working capital to cover miscellaneous expenses, D&O insurance, taxes, general corporate purposes, dissolution obligations and reserves	$528,292	$248,750
Total	$854,219	$828,750

Costs for certain items have exceeded Rhapsody’s original estimate for several reasons. Working capital to cover miscellaneous expenses has amounted to more than twice Rhapsody’s original estimates, the primary reason being higher than anticipated state and local taxes, which have totaled more than $190,000 through December 31, 2007. In addition, Rhapsody incurred higher than anticipated marketing expenses due to a marketing campaign and a conference sponsorship.

As of December 31, 2007 Rhapsody had $26,057 in accounts payable and accrued expenses. Rhapsody believes it will have sufficient available funds outside of the trust account to operate through October 3, 2008 because its officers and directors have agreed with Rhapsody to advance funds (without recourse to the trust account) to meet Rhapsody’s reasonable out-of-pocket expenses when available funds held outside the trust account are insufficient for that purpose. Rhapsody has incurred and expects to incur significant costs in pursuit of its acquisition plans. There is no assurance that Rhapsody’s plans to consummate a business combination with Primoris will be successful or successful within the target business acquisition period.

On February 19, 2008, Rhapsody signed the merger agreement with Primoris and certain of Primoris’s stockholders. Holders of all the issued and outstanding shares of common stock of Primoris and its foreign managers will receive an aggregate of (i) 24,094,800 shares of Rhapsody common stock at the closing of the merger (subject to reduction in the event of exercise of dissenters’ rights by any of the Primoris stockholders) plus (ii) the right to receive 2,500,000 shares of Rhapsody common stock for each of the fiscal years ending December 31, 2008 and 2009 during which Rhapsody achieves specified EBITDA (as defined in the merger agreement) milestones.

We anticipate using approximately $1,500,000 of the net proceeds in our trust account to consummate the Primoris merger, including transaction expenses but not including payments with respect to the conversion of Public Shares. Transaction expenses will include professional fees for legal and accounting services, deferred underwriting compensation of $414,000 and an investment banking fee of $360,000 to the representative of the underwriters of our IPO. The balance of the proceeds held in the trust account, which we anticipate will be approximately $39,455,000, will be used to fund conversions into cash of our Public Shares and to finance the operations of Primoris’s business.

We have used the net proceeds of our initial public offering not held in trust to identify and evaluate prospective acquisition candidates, select our target business, and structure, negotiate and work toward consummation of our business combination. At December 31, 2007, we had cash outside of the trust account of $202,007, prepaid expenses of $16,224 and current liabilities of $26,057. Eric S. Rosenfeld, our chairman, chief executive officer and president, has agreed that, if we are unable to complete the business combination with Primoris and are forced to liquidate, he will be personally liable to pay debts and obligations to vendors or other entities that are owed money by us for services rendered or products sold to us, or to any target business, to the extent they have successful claims against the funds in our trust account.

We have agreed to pay Crescendo Advisors II LLC, an affiliate of Eric S. Rosenfeld, our chairman, chief executive officer and president, approximately $7,500 per month for office space and administrative support services. Through December 31, 2007, an aggregate of $112,016 has been paid for such services. Since that date, such fee has been accrued.

Off-Balance Sheet Arrangements

Options and warrants issued in conjunction with our IPO are equity-linked derivatives and accordingly represent off-balance sheet arrangements. The options and warrants meet the scope exception in paragraph 11(a) of Financial Accounting Standard (FAS) 133 and are accordingly not accounted for as derivatives for purposes of FAS 133 but instead are accounted for as equity.

BUSINESS OF PRIMORIS

Primoris Corporation, a Nevada corporation formed in November 2003, is a holding company of various subsidiaries which cumulatively form a diversified engineering and construction company providing a wide range of construction, fabrication, maintenance, replacement and engineering services to major public utilities, petrochemical companies, energy companies, municipalities and other customers. Primoris’s primary subsidiary, ARB, Inc., a California corporation whose predecessor was formed in 1946 (“ARB”), has been engaged in the construction industry since its formation.

Primoris installs, replaces, repairs and rehabilitates natural gas, refined product, water and wastewater pipeline systems, and also constructs mechanical facilities, and other structures, including power plants, petrochemical facilities, refineries and parking structures. In addition, Primoris provides maintenance services, including inspection, overhaul and emergency repair services, for cogeneration plants, refineries and similar mechanical facilities. Through its subsidiary Onquest, Inc., Primoris provides engineering design of fired heaters and furnaces primarily for refinery applications, and, through its subsidiary Cardinal Contractors, Inc., Primoris constructs water and wastewater facilities in Florida. A substantial portion of Primoris’s activities are performed in the Western United States, primarily in California. In addition, Primoris has strategic presence in Florida, Texas, Latin America and Canada.

In the late 1980s, to reduce its dependence on the pipeline construction business, Primoris began to expand into related markets and broadened the scope of services offered to include construction and maintenance services for power plants, petrochemical facilities and refineries. Following is a summary of key expansion events undertaken by Primoris to accomplish the foregoing:

•	1989: acquired certain assets and key operating personnel of Oilfield Construction Co., a subsidiary of Combustion Engineering, to expand Primoris’s expertise in the construction of energy processing facilities.
•	1991: acquired certain assets and key operating personnel of Harcro, Inc. to develop directional drilling expertise.
•	1992: acquired substantially all of the assets of OFCCO to expand Primoris’s California customer base and industrial construction expertise.
•	1993: acquired substantially all of the assets of Macco Constructors, Inc. to expand Primoris’s construction activities and customer base in the Los Angeles area.
•	1996: acquired substantially all of the assets of Saffel & McAdam to increase Primoris’s concrete structure design and construction capabilities.
•	2002: formed Onquest to specialize in designing and supplying high performance furnaces for the oil industry.
•	2004: acquired substantially all of the assets of Cardinal Contractors, Inc. to expand Primoris’s expertise in design/build water and wastewater facilities and to establish a footprint in Florida.
•	2005: acquired substantially all of the assets of Born Heaters Canada to enable Primoris’s Onquest subsidiary to expand its ability to provide refinery furnace design and burner management engineered systems.

Primoris’s customers include many of the leading energy and utility companies in the United States, including, among others, Duke Energy, Conoco Phillips, British Petroleum, Pacific Gas & Electric, Sempra Energy, Williams, Valero, Chevron, Calpine, Kinder Morgan and Praxair.

Services

Primoris provides services through the following groups:

•	Underground
•	Industrial
•	Structures

•	Engineering
•	Water and wastewater

The following table sets forth Primoris’s revenues by business unit for the fiscal years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31
	2007		2006		2005
Business Unit	Revenue	%	Revenue	%	Revenue	%
	(000’s)		(000’s)		(000’s)
Underground	$197,367	36.0%	$210,336	47.9	$156,322	43.0%
Industrial	151,707	27.7	67,458	15.4	90,461	25.0
Structures	60,706	11.1	70,506	16.0	45,965	12.7
Engineering	77,300	14.1	39,733	9.0	26,014	7.2
Water and wastewater	60,586	11.1	51,372	11.7	43,723	12.1
Total (note: totals may not add due to rounding)	$547,666	100.0%	$439,405	100.0%	$362,485	100.0%

Underground

Primoris installs, replaces, repairs and rehabilitates natural gas, refined product, water and wastewater pipelines. Substantially all of Primoris’s pipeline and distribution projects involve underground installation of pipe with diameters ranging from one-half to 102 inches.

New Construction.  Cross country transmission pipeline installation typically involves three phases. First, the right of way is cleared and the necessary trench is excavated. The pipe is then delivered, strung down the right of way and bent to match the contours of the terrain, welded, coated and lowered into the trench. The final phase includes trench backfill, restoring the terrain and vegetation to their original condition and hydrostatically testing the pipeline to insure its integrity. A major pipeline can involve as many as 500 Primoris employees and proceed at a rate of up to two miles per day. Primoris’s construction techniques and equipment enable it to install pipelines efficiently under difficult conditions found in all types of terrain, including city streets, deserts and mountain ranges. In addition, Primoris’s directional drilling technology and equipment enable it to install pipelines cost-effectively beneath bays, river beds, land fills and other environmentally sensitive areas.

Primoris’s new construction activity has benefited from increased demand for natural gas and the resulting growth in construction of natural gas transmission pipelines that typically range in diameter from six to 48 inches. In addition to installing new natural gas pipelines, Primoris typically constructs feeder lines from the main gas transmission lines to cogeneration plants, processing plants and other gas fueled systems. Primoris also installs steel and plastic natural gas distribution mains, service lines, and other natural gas distribution system components.

In addition to natural gas transmission pipelines, Primoris installs carbon steel product pipelines for transportation of petrochemical products, including unrefined crude oil, refined petroleum products and assorted chemical products. Petrochemical product pipelines typically range in diameter from four to 36 inches.

Primoris installs water pipeline systems made out of carbon steel, reinforced concrete and plastic that range in diameter from 10 to 102 inches, and also constructs water distribution and treatment facilities, and pumping and lift stations.

Replacement, Repair and Rehabilitation.  In addition to new pipeline construction, Primoris provides replacement, repair and rehabilitation services to existing pipeline systems. Replacement services are typically provided to customers who desire to replace existing pipeline with new pipeline in order to increase capacity or pressure, or to replace weak or leaking sections. Rehabilitation services include removal, refurbishing and reinstallation of existing pipeline. Repair services include routine maintenance services, such as inspection, pressure testing and coating integrity work. A portion of Primoris’s replacement, repair and rehabilitation services are performed pursuant to annual contracts and alliances.

Following is a listing of notable projects completed by the Underground group since 2003:

Client	Job Location	Contract Amount	Project	Description
		(Millions)
Long Beach Gas and Oil Department	Long Beach, CA	$ 6.4	Gas Distribution	Replacement of multiple natural gas mains, which range from 2-inch polyethylene to 12-inch steel pipe
Port of Long Beach	Port of Long Beach, CA	1.4	Transmission Pipeline and Horizontal Directional Drilling	Pier D and Pier T pipeline relocation
Makar Development	Huntington Beach, CA	13.3	Water & Sewer	Built the Pacific City infrastructure
Pacific Gas & Electric	Holt, CA	25.2	Transmission Pipeline	McDonald Island Line 57C replacement project

Industrial

Primoris’s Industrial group provides a comprehensive range of services, from turnkey construction to retrofits, upgrades, repairs, and maintenance of industrial plants and facilities. It executes contracts as the prime contractor or as a subcontractor utilizing a variety of delivery methods including fixed price competitive bids, fixed fee, cost plus and a variety of negotiated incentive based contracts.

The Industrial group is a leader in performing difficult fast track projects combining the talents and experience of seasoned construction management and skilled craft personnel. The Industrial group serves a wide variety of industries, including: power generation, water and wastewater treatment, refining, petrochemical, oil and gas, manufacturing, mining, pulp and paper, and food and beverage processing.

The Industrial group’s focus is on heavy industrial projects related to utilities, such as power plants, compressor stations, liquid terminals and manufacturing facilities. It self-performs all civil, mechanical, piping and structural aspects of a project. Installation of engineered equipment includes combustion turbines, generators, heat recovery steam generators, selective catalytic reduction systems, boilers, reformers, compressors, pumps, material handling systems, and associated piping systems.

The water division of the Industrial group is experienced in constructing a variety of water related projects including plants utilizing reverse osmosis and other membrane technologies as well as the more traditional water and wastewater treatment plants, water reclamation facilities and distribution facilities.

The Industrial group competitively bids and executes turnkey design/build projects in the power generation, and the water and wastewater treatment arena as well as power plant emissions reduction projects.

Primoris’s manufacturing facility provides full service fabrication of carbon steel and alloy pipe, ASME Section IX pressure vessels, as well as fabrication of skid-mounted equipment.

Following is a listing of notable projects completed by the Industrial group since 2003:

Client	Job Location	Contract Amount	Project	Description
		(Millions)
Turlock Irrigation District	Turlock, CA	$ 24	Walnut Energy Center	Erect heat recovery steam generators (“HRSG”). Erect balance of plant piping and equipment
Sunrise Power, LLC	Fellows, CA	114	Sunrise Power Plant	Phase I: Complete turnkey assignment of a 320 megawatt (“MW”) simple cycle power plant constructed in just six months. Phase II: Expansion of the 320 MW simple cycle power plant into a 550 MW
				cogeneration plant, adding two HRSGs and a steam turbine
Elk Hills Power LLC	Tupman, CA	110	Elk Hills Power Plant	Complete turnkey assignment, including the installation of 500 MW combined cycle power plant
Fluor Constructors International	Moss Landing, CA	29	Moss Landing Power Plant	1060 MW combined cycle power plant, including the installation of four HRSGs
Jacobs/British Petroleum	Carson, CA	47	Carson Refinery	Construction of an electrostatic-precipitator and fluid-feed hydro desulpherization unit

Structures

The Structures group designs and constructs complex commercial and industrial cast-in-place concrete structures. This business unit was formed in 1996 in connection with the acquisition of the assets of Saffel & McAdam, which specialized in concrete parking structures for many years.

The current focus of the Structures group is long-span, cast-in-place parking structures in the Southern California region for a mix of private and public sector clients. This market segment is strong given the diminishing land available for parking and the increased cost of land. Competition is generally limited to approximately five firms that also specialize in this particular type of project. The average project size is approximately $15 million.

Many of these projects are performed under a design-build delivery method. Architectural design, civil and structural engineering services are contracted with a number of key firms who specialize in this market segment. The balance of the design is typically contracted with design-build mechanical and electrical subcontracting firms.

All structural concrete, carpentry and specialty trade work is performed by Primoris employees, many who have been with Primoris since 1996 and came with the acquisition of Saffel & McAdam. The balance of the work is performed by select, qualified subcontractors that also specialize in the long-span, post-tensioned concrete parking structure business. The Structures group’s competitive advantage comes from a proprietary concrete forming system that has been perfected through several generations of innovation and improvement.

Following is a listing of notable projects completed by the Structures group since 2003:

Client	Job Location	Contract Amount	Project	Description
		(Millions)
Los Angeles County Museum of Art	Los Angeles, CA	$ 9	LACMA Transformation Parking Structure	Two-level, 500 stall below-grade parking structure constructed in the La Brea Tar Pit area, complicated by extensive methane, ground water on a congested site
City of Santa Monica	Santa Monica, CA	30	Santa Monica Civic Center Parking Garage	Six-level, 890 stall above-grade parking structure built to Leadership in Energy and Environmental Design (LEED) Green Building Standards complete with a unique canopy of glass and photovoltaic solar panels to generate over 30% of the building’s power
Qualcomm	San Diego, CA	18	Qualcomm Parking Structure	Six-level, 1,200 stall above-grade parking structure on the expanded Qualcomm office campus
University of Southern California	Los Angeles, CA	13	USC Parking Structure #1	Seven-level, 1,100 stall above-grade parking structure on a congested work site with a limited lay down area

Engineering

The Engineering group specializes in designing, supplying, and installing high-performance furnaces, heaters, burner management systems, and related combustion and process technologies for clients in the oil refining, petrochemical, and power generation industries. It furnishes turn-key project management with technical expertise, and a proven ability to deliver custom engineering solutions worldwide.

Design.  The oil industry processes crude oil through a combination of unit operations to extract the maximum products from a barrel. These unit operations require furnaces that heat the feedstock to levels that permit distillation for production of gasoline, aviation fuel, diesel, and by-products for downstream petrochemicals.

The furnace designs are complex and require a broad range of engineering expertise to provide operational stability at economical energy levels that conform to the environmental demands of the public.

Solutions.  The Engineering group provides performance engineering solutions and single-point management responsibility on critical projects, from process simulation, heater design, burner safety controls, and environmental applications to construction, retrofits, and revamps.

Primoris acquired Born Heaters Canada ULC in 2005. This subsidiary, based in Calgary, Canada, specializes in furnaces for heating service in oil refinery operations with direct applications throughout Canada, the Canadian Tar Sands development and a geographical reach in the Middle and Far East through an agency network. The Calgary operation has particular expertise in the design, component supply and skid assembly of Burner Management Systems (BMS) for safety applications to fired heaters.

Following is a listing of notable projects completed by the Engineering group since 2003.

Client	Job Location	Contract Amount	Project	Description
		(Millions)
Chevron	El Segundo, California	$4.7	El Segundo Refinery	Revamp of continuous catalytic reformer unit to increase capacity by 20% with three naphtha feedstocks to provide flexibility and an environmental limit of 5 parts per million volume dry nitrogen oxides
PCS Nitrogen Ltd.	Trinidad, West Indies	5.4	Ammonia Reformer Expansion	Expansion of the primary ammonia reformer from 830 short tons per day to 1050 short tons per day and increased operational reliability of the plant
Midway Sunset	Taft, California	1.8	Selective Catalytic Reduction Systems	The design, supply and installation of selective catalytic reduction systems to reduce nitrogen oxides emissions from 3 single-train 75 MW gas turbines on the cogeneration facility
Valero Energy	Lake Charles, Louisiana	5.7	Charge Heater and Interstage Heaters	Design and supply of fourfurnaces for the Ultra Low Sulfur Diesel project plus distillate hydroheater furnace

Water and Wastewater

The Water and wastewater group specializes in design build, general contracting and construction management of facilities and plants dedicated to reverse osmosis, desalinization, conventional water treatment, water reclamation, wastewater treatment, sludge processing, solid waste, pump stations, lift stations, power generation cooling, cogeneration, flood control, wells and pipeline projects.

The Water and wastewater management team has successfully constructed projects together for over 25 years. In addition, many other key management professionals have been with the team in excess of 15 years.

The customer base of Water and wasterwater is composed of municipalities, counties, state and federal agencies as well as private utilities. The assortment of contract delivery vehicles are competitive bid, negotiated, design/build, construction management, GMP and fee. The dollar range of the projects is $0.5 million to $50 million.

The Water and wastewater group self performs the majority of the civil, structural and mechanical skilled labor work required to construct these projects throughout the Southeast, primarily in Florida.

Water and wastewater’s future work is fueled by the population growth, water shortages, environmental considerations, treatment upgrades, elimination of antiquated systems and evolving technology.

Following is a listing of notable projects completed by the Water and wastewater group since 2004:

Client	Job Location	Contract Amount	Project	Description
		(Million)
City of Clewiston	Clewiston, FL	$13	Water Treatment Plant	Reverse osmosis water treatment facility
City of Pembroke Pines	Pembroke Pines, FL	17	Water Treatment Plant	Design / build water treatment facility improvements
City of Miami Beach	Miami Beach, FL	23	Pump Stations	Pump station upgrade
Tohopekaliga Water Auth.	Kissimmee, FL	14	Wastewater Treatment Plant	Wastewater treatment plant expansion

Geographic Areas Financial Information

The following table sets forth Primoris’s revenues from external customers attributable to its operations in the countries identified below for the years ended December 31, 2007, 2006 and 2005, and the total assets located in those countries for the years ended December 31, 2007 and 2006 Primoris’s revenue from operations in the United States and Ecuador are related to projects primarily in those countries. Primoris’s revenue from operations in Canada are primarily derived from our office in Calgary, Canada, but may relate to specific projects in other countries.

External Revenue	Year Ended December 31						Total Assets At December 31
	2007		2006		2005		2007	2006
Country	Revenue	%	Revenue	%	Revenue	%
	(Thousands)		(Thousands)		(Thousands)
United States	$521,663	95.3	$411,095	93.6	$354,929	97.9	$203,047	$148,116
Canada	20,961	3.8	18,911	4.3	1,714	0.5	14,818	11,077
Ecuador	5,042	0.9	9,399	2.1	5,842	1.6	3,108	3,116
TOTAL	$547,666	100.0	$439,405	100.0	$362,485	100.0	$220,973	$162,309

Risks Attendant to Foreign Operations

International operations are subject to foreign economic and political uncertainties. Unexpected and adverse changes in the foreign countries in which Primoris operates could result in project disruptions, increased cost and potential losses. The business is subject to fluctuations in demand and to changing domestic and international economic and political conditions which are beyond our control. As set forth in the table above, in 2007, approximately 4.7% of revenue was attributable to external customers in foreign countries. The current expectation is that a similar portion of revenue will continue to come from international projects for the foreseeable future.

The lack of a well-developed legal system in some foreign countries may also make it difficult to enforce contractual rights. There are significant risks due to civil strife, acts of war, terrorism and insurrection. The level of exposure to these risks will vary with respect to each project, depending on the particular stage of each such project. For example, the risk exposure with respect to a project in an early development stage will generally be less than the risk exposure with respect to a project in the middle of construction. To the extent that Primoris’s international business is affected by unexpected and adverse foreign economic and political conditions, we may experience project disruptions and losses, which can significantly reduce overall revenue and profits. Primoris is able to mitigate significant portions of these risks by focusing on U.S. and European based clients (although the projects may be located elsewhere) and U.S. dollar based or hedged contracts.

Business Strategy

Primoris’s strategy emphasizes the following key elements:

•	Diversification through Controlled Expansion. Primoris continues to emphasize both the expansion of services beyond its traditional focus and the addition of new customers. New areas of focus include engineering, through the formation of Onquest and the acquisition of Born Heaters, and water/wastewater projects through the acquisition of Cardinal Contractors, Inc. Primoris has expanded into these markets, both by internal growth and through acquisitions. It will continue to evaluate acquisitions which offer growth opportunities and the ability to leverage Primoris’s resources as a leading service provider to the natural gas and petroleum product pipeline industries. The current strategy also includes selective expansion to new geographic regions.
•	Emphasis on Retention of Existing Customers and Recurring Revenue. Primoris believes it is important to maintain strong customer relationships and to expand its base of recurring revenue sources in order to lessen its dependence on new construction projects and mitigate the cyclical nature of its industry. Gas distribution services are typically provided by Primoris pursuant to renewable, one or multi-year contracts. Other facilities maintenance services, such as regularly scheduled and emergency repair work, are provided on an ongoing basis.
•	Ownership of Equipment. Many of the services offered by Primoris are capital intensive. The cost of construction and transportation equipment provides a significant barrier to entry into Primoris’s businesses. The ownership of a large and varied construction fleet and of its own maintenance facilities assures availability of reliable equipment at a favorable cost. Today, Primoris has a large and modern fleet of construction equipment. This is important with the new and more stringent state and federal requirements for emissions.
•	Stable Work Force. Primoris maintains a stable work force of skilled, experienced laborers, many of whom are cross-trained in projects such as pipeline and cogeneration plant construction, refinery maintenance, and fabrication of complex processing units. This stable and experienced work force has contributed to Primoris’s excellent safety record, which has significantly reduced insurance costs and made Primoris more attractive to existing and prospective customers.
•	Selective Bidding. Primoris selectively bids projects which it believes offer an opportunity to meet its profitability objectives, or which offer the opportunity to enter promising new markets. In addition, Primoris carefully reviews its bidding opportunities to minimize concentration of work with any one customer, in any one industry, or in stressed labor markets.
•	Concentration on Private Sector Work. Primoris focuses on private sector work, which it believes is more profitable than public sector work. In 2007, revenue of approximately $412.7 million, or 75.4% of revenue, was derived from private sector projects.

Customers

Primoris has longstanding relationships with major utility, refining, petrochemical, power and engineering companies. It has completed major underground and industrial projects for a number of large natural gas transmission and petrochemical companies in the Western U.S., as well as significant projects through its engineering subsidiary. A large number of contracts are entered into each year, many of which are completed within three months from commencement, as well as other larger projects that may take 12 to 24 months to complete. Although Primoris has not been dependent upon any one customer, a small number of customers may constitute a substantial portion of its total revenue in any given period.

Ongoing Projects

The following is a summary of selected ongoing construction projects of Primoris at December 31, 2007.

Group	Client	Project	Location	Contract Amount	Estimated Completion Date	Remaining Backlog at December 31, 2007
				(Millions)
Underground	Kinder Morgan	Pipeline	Palm Springs, CA	$16	01/2008	$ 2
Industrial	Imperial Irr. District	Power Plant	Palmdale, CA	50	05/2008	24
Industrial	Black & Veatch	Power Plant	Antioch, CA	27	11/2008	26
Industrial	Praxair	260M std cu ft Hydrogen Reformer	Richmond, CA	94	02/2010	92
Structures	CSU	Long Beach Parking Garage	Long Beach, CA	19	01/2009	19
Engineering	Clean Energy	LNG facility	Boron, CA	46	09/2007	31
Engineering	Marathon Oil	Platformer	Garyville, LA	14	10/2008	8
Engineering	PTT Public Co	Waste Heat Rec.	Thailand	27	06/2009	27
Water and wastewater	Everest WRF	Major modifications — waste recovery	Pembroke Pines, FL	19	01/2009	7
Water and wastewater	Hillsborough County Valrico	6 million gallon per day expansion	Hillsborough, FL	50	04/2009	39

Backlog

Primoris’s backlog consists of anticipated revenue from the uncompleted portions of existing construction contracts. A construction project is included in backlog at such time as a construction contract is awarded or a firm commitment letter is obtained. Substantially all of the contracts in the backlog may be cancelled or modified at the election of the customer.

A substantial percentage of anticipated revenue in any quarter results from construction contracts entered into during that quarter or the immediately preceding quarter. A majority of construction contracts in both 2006 and 2007 were completed within three months. In addition, Primoris does not include in its backlog anticipated revenue from facilities maintenance, alliance contracts and gas distribution contracts because this work is performed on a cost-plus basis. As a result of the foregoing, the level of backlog is not an accurate indicator of Primoris’s future performance on an annual basis.

Competition

Primoris believes that the primary factors of competition are price, reputation for quality, delivery and safety, relevant experience, availability of skilled labor, machinery and equipment, financial strength, knowledge of local markets and conditions, and estimating abilities. Primoris believes that it competes favorably on the basis of the foregoing factors.

Primoris faces substantial competition on large construction projects from regional and national contractors. Competitors on small construction projects range from a few large construction companies to a variety of smaller contractors. Primoris competes with many local and regional firms for construction services and with a number of large firms on select projects. Each of Primoris’s business groups faces varied competition depending on the type of project and services offered.

Contract Provisions and Subcontracting

A substantial portion of Primoris’s revenue is derived from contracts that are “fixed price” or “fixed unit price” contracts. Under a fixed price contract, Primoris undertakes to provide labor, equipment and services required by a project for a competitively bid or negotiated fixed price. The materials required under a fixed price contract, such as pipe, turbines, boilers and vessels are often supplied by the party retaining Primoris. Under a fixed unit price contract, Primoris is committed to provide materials or services required by a project at fixed unit prices. While the fixed unit price contract shifts the risk of estimating the quantity of units required for a particular project to the party retaining Primoris, any increase in Primoris’s unit cost over the unit price bid, whether due to inflation, inefficiency, faulty estimates or other factors, is borne by Primoris.

Construction contracts are primarily obtained through competitive bidding or through negotiations with long-standing customers. Primoris is typically invited to bid on projects undertaken by recurring customers who maintain pre-qualified contractor lists. Contractors are selected for the pre-approved contractor lists by virtue of their prior performance for such customers, as well as their experience, reputation for quality, safety record, financial strength and bonding capacity.

In evaluating bid opportunities, Primoris considers such factors as the customer, the geographic location of the work, the availability of labor, its competitive advantage or disadvantage relative to other likely contractors, its current and projected workload, the likelihood of additional work, and the project’s cost and profitability estimates. Primoris uses computer-based estimating systems; its estimating staff averages about 15 years of experience in the construction industry. The project estimates form the basis of a project budget against which performance is tracked through a project cost system, enabling management to monitor projects effectively. Project costs are accumulated real time and monitored weekly against billings and payments to assure adequate cash flow on the project.

All government contracts and many other contracts provide for termination of the contract for the convenience of the party retaining Primoris. In addition, many contracts are subject to certain completion schedule requirements with liquidated damages in the event schedules are not met. Primoris has not been materially adversely affected by these provisions in the past.

Primoris acts as prime contractor on a majority of the construction projects it undertakes. In the construction industry, the prime contractor is normally responsible for the performance of the entire contract, including subcontract work. Thus, when acting as a prime contractor, Primoris is subject to increased costs associated with the failure of one or more subcontractors to perform as anticipated. In its capacity as prime contractor and, when acting as a subcontractor, Primoris performs most of the work on its projects with its own resources and subcontracts specialized activities such as blasting, hazardous waste removal and electrical work.

Primoris’s gas distribution services are typically provided pursuant to renewable, one-year contracts, on a “cost-plus” basis. Fees on cost-plus contracts are negotiated and are earned based on the project cost expensed. Historically, substantially all of the gas distribution customers have renewed their annual maintenance contracts. Facilities maintenance services, such as regularly scheduled and emergency repair work, are provided on an ongoing basis.

Employees

Primoris believes its employees are its most valuable resource. Its ability to maintain sufficient continuous work for approximately 1,000 hourly employees instills in such employees loyalty to and understanding of Primoris’s policies and contributes to Primoris’s strong safety and quality record.

On December 31, 2007, Primoris employed approximately 300 salaried and approximately 1,250 hourly employees. The total number of hourly personnel employed is subject to the volume of construction in progress. During 2007, the number of hourly employees ranged from approximately 800 to 1,450.

Following is a summary of employees by function and geography at December 31, 2007:

	CA	FL	TX	Canada	Ecuador	Total
Salaried	233	11	17	18	22	301
Hourly	926	150	32	21	138	1,267
Total	1,159	161	49	39	160	1,568

Several of Primoris’s subsidiaries have operations that are unionized through the negotiation and execution of collective bargaining agreements. These collective bargaining agreements have varying terms and are subject to renegotiation upon expiration. Primoris has experienced no recent work stoppages and believes its employee and union relations are good.

Equipment

Primoris owns and maintains both construction and transportation equipment. In 2007, 2006 and 2005, Primoris spent approximately $6.7 million, $1.5 million and $2.7 million, respectively, for capital equipment. An estimated breakdown of capital equipment as of December 31, 2007 is as follows:

•	Heavy construction equipment — 400 units
•	Trucks, autos and trailers — 560 units
•	Specialized tools and equipment — 100 units

Primoris believes the ownership of equipment is preferable to leasing to ensure the equipment is available as needed. In addition, such ownership has historically resulted in lower equipment costs. Primoris attempts to obtain projects that will keep its equipment fully utilized in order to increase profit. All equipment is subject to scheduled maintenance to insure reliability. Maintenance facilities exist at each of its regional offices as well as on-site on major jobs to properly service and repair equipment. Major equipment not currently utilized, is being rented to third parties to supplement equipment income.

Facilities

Primoris’s executive offices are located at 26000 Commercentre Drive, Lake Forest, California 92630. The telephone number at Primoris’s executive office is (949) 598-9242. Primoris also maintains regional offices in Pittsburg, San Francisco, Bakersfield, San Dimas and San Diego, California; Conroe and Pasadena, Texas; Sarasota and Ft. Lauderdale, Florida; Calgary, Alberta; and Quito, Ecuador.

Primoris leases all of the facilities used in its operations. The leases are generally for 10 to 12-year terms, expiring through 2019. The aggregate lease payments made for its facilities in 2007 were $2,510,000. Primoris believes that its facilities are adequate to meet its current and foreseeable requirements for the next several years.

Primoris leases some of its facilities, employees and certain construction and transportation equipment from Stockdale Investment Group, Inc. (“SIGI”). All of these leases are at market rates and on arms-length terms which would be negotiated with an independent third party. The majority stockholder, chief executive officer, president and chairman of the board of Primoris, Brian Pratt, also holds a majority interest in SIGI. In addition, the following officers and directors of Primoris also serve as officers and/or directors of SIGI (with their respective positions with SIGI reflected in parentheses): Brian Pratt (chairman and director), John P. Schauerman (president and director), Scott Summers (vice president and director), John M. Perisich (secretary), and Arline Pratt (director).

Primoris maintains a website at www.arbinc.com. The information contained on Primoris’s website is not part of this proxy statement/prospectus nor is it incorporated by reference into this proxy statement/prospectus.

Insurance and Bonding

Primoris maintains general liability and excess liability insurance, covering its construction equipment, and workers’ compensation insurance, in amounts consistent with industry practices. Primoris self-insures its workers’ compensation claims in the State of California in an amount of up to $250,000 per occurrence, and maintains insurance covering larger claims. Annual premiums for workers’ compensation are used to pay expenses and claims, the balance of which is periodically remitted to Primoris. Management believes its insurance programs are adequate.

Primoris maintains a diligent safety and risk management program that has resulted in a favorable loss experience factor. Through its safety director and the employment of a large staff of regional and site specific safety managers, Primoris has been able to effectively assess and control potential losses and liabilities in both the pre-construction and performance phases of its projects.

In connection with its business, Primoris generally is required to provide various types of surety bonds guaranteeing its performance under certain public and private sector contracts. Primoris’s ability to obtain surety bonds depends upon its capitalization, working capital, backlog, past performance, management expertise and other factors. Surety companies consider such factors in light of the amount of surety bonds then outstanding for Primoris and their current underwriting standards, which may change from time to time.

Legal Proceedings

Primoris is a party to a number of legal proceedings, but it believes that the nature and number of these proceedings are typical for a firm of its size engaged in its type of business and that none of these proceedings is material to its financial position.

Government Regulations

Primoris’s operations are subject to compliance with regulatory requirements of federal, state, and municipal agencies and authorities, including regulations concerning labor relations, affirmative action and the protection of the environment. While compliance with applicable regulatory requirements has not adversely affected operations in the past, there can be no assurance that these requirements will not change and that compliance with such requirements will not adversely affect operations.

Management of Primoris

Executive Officers

Primoris has developed a team of leaders to manage its operations. Most of the senior managers have long tenure with Primoris and longer tenures in the industry. Primoris believes that its high level of repeat business is a testament to its staff’s uncompromising commitment to customer service. The executive officers of Primoris as of March 31, 2008 are as follows:

Name	Age	Position with Primoris(1)
Brian Pratt	56	Chief Executive Officer, President and Chairman of the Board
John P. Schauerman	51	Chief Financial Officer and Director
Alfons Theeuwes	56	Senior Vice President, Finance and Accounting and Director
John M. Perisich	43	Senior Vice President, General Counsel and Director
Scott E. Summers	49	President — ARB Underground Group and Director
Timothy R. Healy	48	President — Industrial Group and Director
Mark A. Thurman	49	President — Structures, Inc. and Director
David J. Baker	70	President — Onquest, Inc and Director
William J. McDevitt	60	President — Cardinal Contractors, Inc.

(1)	All of the officers listed in the preceding table serve in their respective capacities at the pleasure of the board of directors.

Brian Pratt.  Mr. Pratt has been president and chief executive officer since 1983. He also has served as chairman of the board of Primoris and its predecessor, ARB, since 1983 and also as a director since 1983. Mr. Pratt directs strategy, establishes goals, and oversees Primoris’s operations. He assumed operational and financial control of ARB in 1983 and is the majority owner of Primoris. Mr. Pratt has over 30 years of hands-on operations and management experience in the construction industry. Mr. Pratt completed four years of courses in Civil Engineering at California Polytechnic College in Pomona in 1974.

John P. Schauerman.  Mr. Schauerman has served as chief financial officer since February 2008 and as a director since 1993. He joined ARB in 1993 as senior vice president, and is responsible for all financial activities of Primoris as well as corporate planning and maintaining Primoris’s banking relationships. He is involved in capital commitments, acquisitions and sale of business segments, and project development. Prior to joining ARB in 1993, he was senior vice president of Wedbush Morgan Securities. Mr. Schauerman received a B.S. in Electrical Engineering from UCLA in 1979 and an MBA in 1984 from Columbia University.

Alfons Theeuwes.  Mr. Theeuwes has served as senior vice president, finance and accounting, of Primoris since February 2008. Prior to that, he was chief financial officer. Mr. Theeuwes is responsible for administration and accounting of Primoris. He joined ARB in 2001 after a 23 year career with a major engineering company in Europe and the U.S. Mr. Theeuwes received a degree in finance and accounting and is registered as an accountant with the IDAC in Belgium.

John M. Perisich.  Mr. Perisich has been senior vice president and general counsel of Primoris since February 2006. Prior to that, he served as vice president and general counsel of Primoris. Mr. Perisich joined ARB in 1995. Prior to joining Primoris, Mr. Perisich practiced law at Klein, Wegis, a full service law firm based in Bakersfield, California. He received a B.A. degree from UCLA in 1987, and a J.D. from the University of Santa Clara in 1991.

Scott E. Summers.  Mr. Summers has served as president, ARB Underground group, since February 2006. Prior to that, he served as senior vice president of ARB. Currently, Mr. Summers is responsible for the day-to-day operations of the Underground group. Additionally, he oversees international operations. In 2001, Mr. Summers served as President of the PLCA (Pipeline Contractors Association) and in 2004, he was President of the IPLOCA ( International Pipeline and Offshore Contractors Association). Mr. Summers received a B.S. in Civil Engineering from California Polytechnic State University.

Timothy R. Healy.  Mr. Healy has served as president, Industrial group, since February 2006. Prior to that, he was senior vice president of ARB. Mr. Healy is responsible for the day-to-day operations of the Industrial group. He joined Primoris through Primoris’s acquisition of Oilfield Construction in 1989. In 2006, Mr. Healy was elected president of the CPMCA (California Piping and Mechanical Contractors Association). He received a B.S. in Construction Engineering from the State University of New York at Alfred.

Mark A. Thurman.  Mr. Thurman has been president of Structures, Inc. since February 2006. Prior to that, he served as vice president of ARB. Mr. Thurman began his construction career in 1975. Prior to joining Primoris in 2004, Mr. Thurman spent 18 years with Pepper Construction where he served as president for the last seven of those years. Active in numerous trade and industry organizations, Mr. Thurman was president of AGC of California in 1995 and currently serves as a national director of AGC of America.

David J. Baker.  Mr. Baker joined Primoris in 2002 and has been president of Onquest Inc., the engineering arm of Primoris, since its formation. Educated at the Hendon College of Technology in London, England he is a Chartered Mechanical Engineer and Fuel Technologist and holds a Fellowship in both The Institution of Mechanical Engineers and The Energy Institute.

William J. McDevitt.  Mr. McDevitt has participated in the water / wastewater treatment plant construction industry for more than 35 years, forming Cardinal Contractors, Inc. in 1984 and serving as its president since that date. Prior to founding Cardinal Contractors, Inc., he was executive vice president of Gulf Constructors a major commercial, institutional, transportation and utility contractor. Mr. McDevitt received a B.S. in Business Economics from Regis University in Denver, Colorado.

Security Ownership

The common stock of Primoris is currently owned by 43 stockholders and is not publicly traded. Approximately 58% of Primoris’s shares of common stock are owned by Brian Pratt, Primoris’s chairman, chief executive officer and president, and approximately 75% of Primoris’s shares of common stock are owned or controlled by members of the Pratt family, including Brian Pratt.

Dividend Policy

Primoris is taxed under Sub-Chapter S of the Internal Revenue Code and, accordingly, federal income taxes are the liability of the individual stockholders. Primoris has made certain dividend or distribution payments, from time to time, to its stockholders primarily for purposes of assisting its stockholders in satisfying their individual tax liabilities relating to Primoris. The dividends, or distributions, made to Primoris stockholders are identified in the Primoris Consolidated Financial Statements in the Consolidated Statements of Stockholders’ Equity in the line labeled “Distribution to stockholders.”

Upon consummation of the merger, the combined company will be subject to United States income tax, and as such similar dividends for the payment of individual stockholder’s tax obligations will no longer be made. As part of the merger, and as more fully described in the section entitled “The Merger Agreement — Primoris Cash Distributions,” Primoris will be making distributions to its stockholders prior to the closing.

PRIMORIS’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and accompanying notes of Primoris appearing elsewhere in this proxy statement/prospectus.

Overview

Business Overview

Primoris is a Nevada corporation that was formed in November 2003 as the successor corporation to ARB, Inc. which has been in existence since 1946. It is a holding company of various subsidiaries that cumulatively form a diversified engineering and construction company providing a wide range of construction, fabrication, maintenance, replacement and engineering services to major public utilities, petrochemical companies, energy companies, municipalities and other customers.

Primoris installs, replaces, repairs and rehabilitates natural gas, refined product, water and wastewater pipeline systems, and also constructs mechanical facilities, and other structures, including power plants, petrochemical facilities, refineries and parking structures. In addition, Primoris provides maintenance services, including inspection, overhaul and emergency repair services, for cogeneration plants, refineries and similar mechanical facilities. Through its subsidiary Onquest, Inc. (“Onquest”), Primoris provides engineering design of fired heaters and furnaces primarily for refinery applications, and, through its subsidiary Cardinal Contractors, Inc., Primoris constructs water and wastewater facilities in Florida. A substantial portion of Primoris’s activities are performed in the Western United States, primarily in California. In addition, Primoris has strategic presence in Florida, Texas, Latin America and Canada.

Services

Primoris provides services in the following sectors:

Underground

Primoris Underground group installs, replaces, repairs and rehabilitates natural gas, refined product, water and wastewater pipelines. Substantially all of Primoris pipeline and distribution projects involve underground installation of pipe with diameters ranging from one-half to 102 inches.

Industrial

Primoris Industrial group provides a comprehensive range of services, from turnkey construction to retrofits, upgrades, repairs, and maintenance of industrial plants and facilities. It executes contracts as the prime contractor or as a subcontractor utilizing a variety of delivery methods including fixed price competitive bids, fixed fee, cost plus and a variety of negotiated incentive based contracts.

Structures

The Structures group designs and constructs complex commercial and industrial cast-in-place concrete structures.

Engineering

The Engineering group specializes in designing, supplying, and installing high-performance furnaces, heaters, burner management systems, and related combustion and process technologies for clients in the oil refining, petrochemical, and power generation industries. It furnishes turn-key project management with technical expertise and the ability to deliver custom engineering solutions worldwide.

Water and Wastewater

This group specializes in design-build, general contracting and construction management of facilities and plants dedicated to reverse osmosis, desalinization, conventional water treatment, water reclamation, wastewater treatment, sludge processing, solid waste, pump stations, lift stations, power generation cooling, cogeneration, flood control, wells and pipeline projects, primarily in the Southeastern United States.

Strategy

Primoris’s strategy emphasizes the following key elements:

•	Diversification through Controlled Expansion. Primoris continues to emphasize (i) the expansion of services beyond its traditional focus and (ii) the addition of new customers. Primoris intends to continue to evaluate acquisitions that offer growth opportunities and the ability to leverage Primoris’s resources as a leading service provider to the oil and gas, power, refinery and water industries. The current strategy also includes selective expansion to new geographic regions.
•	Emphasis on Retention of Existing Customers and Recurring Revenue. Primoris believes it is important to maintain strong customer relationships and to expand its base of recurring revenue sources and recurring customers, in order to mitigate the cyclical nature of its industry.
•	Ownership of Equipment. Many of the services offered by Primoris are capital intensive. The cost of construction equipment provides a significant barrier to entry into several of the businesses of Primoris. Management believes that Primoris’s ownership of a large and varied construction fleet and of its own maintenance facilities enhances its access to reliable equipment at a favorable cost.
•	Stable Work Force. Primoris maintains a stable work force of skilled, experienced laborers, many of whom are cross-trained in projects such as pipeline and facility construction, refinery maintenance, and piping systems.
•	Selective Bidding. Primoris selectively bids projects that it believes offer an opportunity to meet its profitability objectives, or that offer the opportunity to enter promising new markets. In addition, Primoris reviews its bidding opportunities to attempt to minimize concentration of work with any one customer, in any one industry, or in stressed labor markets.
•	Concentration on Private Sector Work. Primoris focuses on private sector work, which it believes is generally more profitable than public sector work. In 2007, revenue of approximately $405.9 million, or 74.1% of revenue, was derived from private sector projects.

Planned Merger

As discussed elsewhere in this proxy statement/prospectus, Primoris has entered into a merger agreement pursuant to which Primoris would merge with and into Rhapsody, with Rhapsody being the surviving legal entity and changing its name to “Primoris Corporation.” If the merger is completed, holders of all the issued and outstanding shares of common stock of Primoris and Primoris’s two foreign managers will receive an aggregate of (i) 24,094,800 shares of Rhapsody common stock at the closing of the merger (subject to reduction in the event of exercise of dissenters’ rights by any of the Primoris stockholders) plus (ii) the right to receive 2,500,000 shares of Rhapsody common stock for each of the fiscal years ending December 31, 2008 and 2009 during which Rhapsody achieves specified EBITDA (as defined in the merger agreement) milestones as discussed in the section of this proxy statement/prospectus entitled “The Merger Proposal — Structure of the Merger.” Of the shares to be issued by Rhapsody, 1,807,110 will be placed in escrow to provide a fund to satisfy Rhapsody’s rights to indemnification.

The merger will be accounted for as a reverse acquisition in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, Rhapsody will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Primoris comprising the ongoing operations of the combined entity and senior management of the combined company. In accordance with guidance applicable to these circumstances, the merger will be considered to be a capital transaction in substance. Accordingly, for accounting purposes, the merger will be treated as the equivalent of Primoris issuing stock for the net assets of Rhapsody, accompanied by a recapitalization. The net assets of Rhapsody will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the merger will be those of Primoris.

Critical Accounting Policies and Estimates

General

The discussion and analysis of Primoris’s financial condition and results of operations are based on Primoris’s consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires Primoris to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also affect the amounts of revenues and expenses reported for each period. These estimates and assumptions must be made because certain information that is used in the preparation of Primoris’s financial statements cannot be calculated with a high degree of precision from data available, is dependent on future events, or is not capable of being readily calculated based on generally accepted methodologies. Often times, these estimates are particularly difficult to determine and Primoris must exercise significant judgment. Estimates may be used in Primoris’s assessments of revenue recognition under percentage-of-completion accounting, the allowance for doubtful accounts, useful lives of property and equipment, fair value assumptions in analyzing goodwill and long-lived asset impairments, and self-insured claims liabilities. Actual results could differ from those that result from using the estimates.

SEC regulations define “critical accounting policies” as those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Primoris’s significant accounting policies are described in note 2 to the notes to Primoris’s consolidated financial statements for the year ended December 31, 2007. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However the following policies are considered to be critical within the SEC definition:

Revenue Recognition

A number of factors relating to the business of Primoris affect the recognition of contract revenue. Primoris typically structures contracts as unit-price, time and material, fixed-price or cost plus fixed fee. Primoris believes that its operating results should be evaluated over a time horizon during which major contracts in progress are completed and change orders, extra work, variations in the scope of work and cost recoveries and other claims are negotiated and realized.

Revenue is recognized on the percentage-of-completion method for all the types of contracts described in the paragraph above. Under the percentage-of-completion method, estimated contract income and resulting revenue is generally accrued based on costs incurred to date as a percentage of total estimated costs, taking into consideration physical completion. Total estimated costs, and thus contract income, are impacted by changes in productivity, scheduling, and the unit cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, client needs, client delays in providing permits and approvals, labor availability, governmental regulation and politics may affect the progress of a project’s completion and thus the timing of revenue recognition. If a current estimate of total contract cost indicates a loss on a contract, the projected loss is recognized in full when determined.

Primoris considers unapproved change orders to be contract variations on which Primoris has customer approval for scope change, but not for price associated with that scope change. Costs associated with unapproved change orders are included in the estimated cost to complete the contracts and are expensed as incurred. Primoris recognizes revenue equal to cost incurred on unapproved changed orders when realization of price approval is probable and the estimated amount is equal to or greater than its cost related to the unapproved change order. Revenue recognized on unapproved change orders is included in “Costs and estimated earnings in excess of billings” on the consolidated balance sheets.

Unapproved change orders involve the use of estimates, and it is reasonably possible that revisions to the estimated costs and recoverable amounts may be required in future reporting periods to reflect changes in estimates or final agreements with customers.

Primoris considers claims to be amounts Primoris seeks or will seek to collect from customers or others for customer-caused changes in contract specifications or design, or other customer-related causes of unanticipated additional contract costs on which there is no agreement with customers on both scope and price changes. Revenue from claims is recognized when agreement is reached with customers as to the value of the claims, which in some instances may not occur until after completion of work under the contract. Costs associated with claims are included in the estimated costs to complete the contracts and are expensed when incurred.

Allowance for Doubtful Accounts

Primoris records an estimate of its anticipated bad debt expense based on Primoris’s historical experience. If the financial condition of Primoris’s clients were to deteriorate, or if the payment behavior were to change, resulting in either their inability or refusal to make payment to Primoris, additional allowances would be required.

Useful Lives of Property and Equipment

Primoris depreciates property, plant and equipment assets over their estimated useful lives, usually ranging from three to 30 years, and reviews the these assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

Goodwill and Impairment of Long-Lived Assets

Goodwill arising from acquisitions is not amortized but is instead tested for impairment at the reporting unit level at least annually in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Primoris annually performs goodwill impairment assessments. Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for Primoris, the period over which cash flows will occur, and determination of the weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Changes in future market conditions, business strategy, or other factors could impact upon the future values of Primoris’s reporting units, which could result in future impairment charges. At December 31, 2007, total goodwill amounted to $2,227,000.

Primoris amortizes other intangible assets over their estimated useful lives and reviews the long-lived assets for impairment at least annually, or whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount and the asset’s residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available.

Reserve for Uninsured Risks

Management estimates are inherent in the assessment of our exposure to material uninsured risks. Significant judgments by management and reliance on third-party experts are utilized in determining probable and/or reasonably estimable amounts to be recorded or disclosed in the financial statements. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined. Primoris does not believe that material changes to its current estimates are reasonably likely to occur.

Results of Operations

Overview

Overall Results

The following table sets forth Primoris’s overall results of operations for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,
	2007		2006		2005
	Dollars	% of Revenue	Dollars	% of Revenue	Dollars	% of Revenue
	(Dollars in Thousands)
Revenue	$547,666	100.0%	$439,405	100.0%	$362,485	100.0%
Gross profit	59,352	10.8	39,950	9.1	25,146	6.9
Selling, general and administrative expenses	29,517	5.4	26,769	6.1	21,226	5.9
Operating income	29,835	5.4	13,181	3.0	3,920	1.1
Other (expense) income	(1,853)	(0.3)	1,244	0.3	—	—
Provision for income taxes	(848)	(0.2)	(1,197)	(0.2)	(18)	—
Income from continuing operations	27,134	5.0	13,228	3.0	3,902	1.1
(Loss) income on discontinued operations	—	—	(28)	—	1,519	0.5
Net income	27,134	5.0	13,200	3.0	5,421	1.5

Revenue by Segment

Primoris operates in five reportable segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in note 2 to the notes to Primoris’s consolidated financial statements for the year ended December 31, 2007. Primoris evaluates performance based on gross profit before allocations of selling, general and administrative expenses, other income and expense items and income taxes. Primoris accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Primoris’s reportable segments are strategic business units that are managed separately because each segment offers different services. The following table sets forth Primoris’s revenue by segment for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,
	2007		2006		2005
Segment	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
	(Dollars in Thousands)
Underground	$197,367	36.0%	$210,336	47.9%	$156,322	43.0%
Industrial	151,707	27.7	67,458	15.4	90,461	25.0
Structures	60,706	11.1	70,506	16.0	45,965	12.7
Engineering	77,300	14.1	39,733	9.0	26,014	7.2
Water and Wastewater	60,586	11.1	51,372	11.7	43,723	12.1
Total	$547,666	100.0%	$439,405	100.0%	$362,485	100.0%

Geographic Areas Financial Information

The following table sets forth Primoris’s revenues from external customers attributable to its operations in the countries identified below for the years ended December 31, 2007, 2006 and 2005, and the total assets located in those countries for the years ended December 31, 2007 and 2006 Primoris’s revenue from operations in the United States and Ecuador are related to projects primarily in those countries. Primoris’s revenue from operations in Canada are primarily derived from our office in Calgary, Canada, but may relate to specific projects in other countries.

	External Revenue Year Ended December 31,						Total Assets At December 31,
	2007		2006		2005		2007	2006
Country	Revenue	%	Revenue	%	Revenue	%
	(Dollars in Thousands)
United States	$521,663	95.3%	$411,095	93.6%	$354,929	97.9%	$203,047	$148,116
Canada	20,961	3.8	18,911	4.3	1,714	0.5	14,818	11,077
Ecuador	5,042	0.9	9,399	2.1	5,842	1.6	3,108	3,116
Total	$547,666	100.0%	$439,405	100.0%	$362,485	100.0%	$220,973	$162,309

Primoris’s strategy is to limit its dependence on any one segment of the construction business by providing construction and service agreements not only for the pipeline construction business, but also related markets including construction and maintenance services for power plants, petrochemical facilities and refineries.

The trend of increased revenue and earnings from 2005 to 2007 is a direct result of this strategy of diversification. While revenue and profit of specific operating units may vary from year-to-year, Primoris’s overall trend in the last three years has been positive. Management believes that the positive trend in revenue and earnings should continue in 2008.

Seasonality and Cyclicality

Our results of operations can be subject to seasonal variations. During the winter months, weather can impact our ability to work off backlog. In addition, demand for new projects is generally lower during the winter months due to reduced construction activity based on weather concerns. As a result, we generally experience higher revenues and earnings in the third and fourth quarters of the year than in the first two quarters.

Additionally, business in the construction industry is cyclical. We depend in part on spending by companies in the energy, and oil and gas industries, as well as on water and wastewater customers that are primarily municipalities. As a result, our volume of business may be adversely affected by general declines in new projects from the energy sector or water and wastewater sector. Our volume of business may also be adversely affected by the size and timing of budgetary constraints of our customers. Accordingly, our operating results in any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Continuing Operations

Revenue

The year-to-year comparison of revenue by segment is as follows:

	Year Ended December 31,
	2007		2006		Increase (Decrease)	Percent
Segment	Revenue	%	Revenue	%
	(Dollars in Thousands)
Underground	$197,367	36.0%	$210,336	47.9%	$(12,969)	(6.2)%
Industrial	151,707	27.7	67,458	15.4	84,249	124.9
Structures	60,706	11.1	70,506	16.0	(9,800)	(13.9)
Engineering	77,300	14.1	39,733	9.0	37,567	94.6
Water and Wastewater	60,586	11.1	51,372	11.7	9,214	11.3
Total	$547,666	100.0%	$439,405	100.0%	$108,261	24.6%

The Underground segment revenue decreased in 2007 as compared to 2006 due to a planned decrease in the number of new water and sewer projects. Primoris has made the decision to limit its construction of water and sewer projects to a highly selective few projects due to the lower profitability of water and sewer projects as compared to other underground projects.

The increase in Industrial segment revenue primarily was as a result of an increase in new projects for the power sector and significant expansion in the overall refining industry. Industrial revenue was low in 2006 due in part to clients being delayed obtaining project permits, and postponement of certain projects in California.

The decrease in Structures segment revenue was due to the fact that revenues in 2006 were above normal due to an unusual increase in parking structure activity in the California university system. Management of Primoris believes that the revenue in 2007 is representative of the anticipated steady inflow of projects in this business unit in the foreseeable future.

Engineering segment revenue increased primarily as a result of significant expansion in the refining and energy sector and entering into a service agreement with a major client. While the service agreement is cancellable by either party on thirty days notice, the history of these agreements and the expectation of management is that Primoris will continue to service this major client for at least the years of 2008 and 2009.

Water and Wastewater segment revenue increased in 2007 because of the strong project backlog accumulated in 2006 and the beginning of 2007.

Gross Profit

A year-to-year comparison of gross profit by segment and gross profit as a percentage of segment revenue is as follows:

	Year Ended December 31,
	2007		2006
Segment	Gross Profit	% of Revenue	Gross Profit	% of Revenue
	(Dollars in Thousands)
Underground	$29,170	14.8%	$19,759	9.4%
Industrial	16,673	11.0	9,597	14.2
Structures	1,848	3.0	2,254	3.2
Engineering	7,759	10.0	6,028	15.2
Water and Wastewater	3,902	6.4	2,312	4.5
Total	$59,352	10.8%	$39,950	9.1%

Underground segment gross profit increased primarily as a result of a shift in project backlog from fixed fee water and sewer projects to a broader mix of underground projects, with improved execution of those projects resulting in higher overall gross margins..

Industrial segment gross profit decreased as a percentage of revenue but increased in dollar terms because of an increase in cost-plus work for the refining industry, which typically has lower gross margins.

Structures segment gross profit decreased primarily as a result of a decrease in business volume.

Engineering segment gross profit increased primarily as a result of an increase in volume in the refining sector, and a significant joint project which was entered into by both the Engineering segment and the Industrial segment. Gross profit as a percentage of revenue decreased due to a recognition of a loss of approximately $970,000 on a project in Canada in early 2007.

Water and Wastewater segment gross profit increased primarily as a result of an increase in volume. Gross profit as a percentage of revenue increased as a result of an increase in demand for our services, which allowed for improved pricing on projects.

Selling, General and Administrative Expenses

Selling and general and administrative expenses as a percentage of revenue decreased to 5.4% for 2007 as compared to 6.1% for 2006. The increase in selling, general and administrative expenses of $2,748,000, or 12.4%, to $29,517,000 for 2007 compared to $26,769,000 for 2006 is principally due to an increase in payroll related expenses of $2,077,000 required to meet revenue growth. The decrease in selling, general and administrative expenses as a percentage of revenue is due to the achievement of certain efficiencies as a result of increased volume, as certain selling, general and administrative expenses, including some accounting, administrative and management expenses, are fixed and do not increase proportionally with expanded volume.

Operating Income

The $16,654,000, or 126.3%, increase in operating income to $29,835,000 for 2007 compared to $13,181,000 for 2006 was due primarily to a rise in revenue and in gross profit. The increase in operating income was partially offset by the increase in selling, general and administrative expenses.

Other (Expense) Income

The non-operating income and expense items for 2007 and 2006 are set forth below:

	Years Ended December 31,
	2007	2006
	(In Thousands)
Equity income (loss) from non-consolidated joint ventures	$(1,359)	$1,800
Foreign exchange gain (loss)	(471)	168
Interest income	1,750	595
Interest expense	(1,773)	(1,319)
Total other (expense) income	$(1,853)	$1,244

Equity income (loss) from non-consolidated joint ventures for 2006 consisted of the 49% share in the profits of ARB Arendal, a joint venture project in Monterrey, Mexico. In 2007, Primoris made the decision to record an other than temporary impairment of its investment in ARB Arendal of $3,588,000, because of a client dispute with an uncertain outcome. Primoris’s carrying value in ARB Arendal is zero after recognizing the impairment. The impairment loss was partially offset by $2,229,000 of profit Primoris recognized in 2007 from the OMPP joint venture, an energy plant construction project in California which is anticipated to be completed in 2009. Management’s strategy has been to limit its participation in joint ventures and the expectation is that Primoris will participate only selectively in joint ventures in the future.

Foreign exchange (loss) in 2007 reflects a currency exchange loss due to a devaluation of the U.S. dollar compared to the Canadian dollar. Our contracts in Calgary, Canada are sold based on U.S. dollars, but a portion of the work is paid for with Canadian dollars, which can create a currency exchange difference. Primoris has started hedging its currency on these contracts to moderate any gains or losses beginning January 1, 2008.

Interest income increased in 2007 compared to 2006 due to higher average cash balances in 2007, which in turn resulted from higher revenue and profits of Primoris. Future interest income is dependent on interest rates and Primoris’s cash balances. While Primoris anticipates maintaining significant cash balances, acquisitions and other opportunities may reduce cash-on-hand. In addition, the volatility of interest rates limits management’s ability to predict trends in interest income.

Interest expense increased in 2007 compared to 2006 due to the financing of newly purchased equipment and the increase in long-term debt. Primoris expects to continue to finance equipment acquisitions with increases in long-term debt.

Provision for Income Taxes

Provision for income taxes for 2007 decreased $349,000 to $848,000 compared to a provision for income taxes of $1,197,000 for 2006. For United States federal income tax purposes, Primoris was taxed under Sub-Chapter S of the IRC and, accordingly, any United States federal income tax obligation was the personal liability of the stockholders. The 2007 provision for income taxes is principally the result of Canadian taxable income. The decrease in the provision for income taxes in 2007 for Primoris compared to 2006 is due to a lower Canadian taxable income.

If the anticipated merger with Rhapsody is consummated (as described elsewhere in this prospectus/proxy statement), the combined company will be taxed for federal income tax purposes under Subchapter C of the IRC. The income of a C corporation is taxed, whereas the income of an S corporation (with a few exceptions) is not taxed under the federal income tax laws. In addition Primoris will also be subject to state income tax in the jurisdictions in which it does business, including California. Accordingly management anticipates that in future years, Primoris could have a combined federal and state income tax expense approximating 40% of income before income taxes.

Net Income

Due principally to the increase in revenue and the improvement in gross profit as a percentage of revenue, net income for 2007 increased $13,934,000, or 105.6%, to $27,134,000 compared to $13,200,000 for 2006.

Discontinued Operations

During September 2004, Primoris decided to cease all operations in Chile. Related assets, liabilities, revenues and expenses were insignificant at and for the years ended December 31, 2007 and 2006. The fixed assets, consisting mainly of construction equipment, were sold locally or repatriated in 2006. In 2006, Primoris recorded a loss on discontinued operations of $28,000, relating to the operations of ARB in Chile. Primoris had no discontinued operations in 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Continuing Operations

Revenue

The year-to-year comparison of revenue by segment is as follows:

	Year Ended December 31,
	2006		2005		Increase (Decrease)	% Change
Segment	Revenue	%	Revenue	%
	(Dollars in Thousands)
Underground	$210,336	47.9%	$156,322	43.0%	$54,014	34.6%
Industrial	67,458	15.4	90,461	25.0	(23,003)	(25.4)
Structures	70,506	16.0	45,965	12.7	24,541	53.4
Engineering	39,733	9.0	26,014	7.2	13,719	52.7
Water and Wastewater	51,372	11.7	43,723	12.1	7,649	17.5
Total	$439,405	100.0%	$362,485	100.0%	$76,920	21.2%

Underground segment revenue increased primarily as a result of a substantial project in the San Diego area that was completed in the second quarter 2007.

Industrial segment revenue decreased because of the delay in obtaining project permits, and postponement of certain projects in California.

Structures segment revenue was higher because of an increase in parking structure activity in the California university system.

Engineering segment revenue increased primarily as a result of Primoris’s acquisition of Born Heaters Canada on October 1, 2005.

Water and Wastewater segment revenue was stimulated by the increase of water infrastructure investment by various municipalities in Florida.

Gross Profit

A year-to-year comparison of gross profit by segment and gross profit as a percentage of segment revenue is as follows:

	Year Ended December 31,
	2006		2005
Segment	Gross Profit	% of Revenue	Gross Profit	% of Revenue
	(In Thousands)
Underground	$19,759	9.4%	$13,706	8.8%
Industrial	9,597	14.2	6,934	7.7
Structures	2,254	3.2	1,089	2.4
Engineering	6,028	15.2	1,577	6.1
Water and Wastewater	2,312	4.5	1,840	4.2
Total	$39,950	9.1%	$25,146	6.9%

Underground segment gross profit was boosted by an increase in activity in the San Diego, California area. Gross profit as a percentage of revenue increased due to an increase in unit price work. Unit price work is based on a price per unit of work performed, such as a price per foot of boring completed or a price per foot of pipe installed.

Industrial segment gross profit increased because of additional activity in the refining and electrical power sectors. Gross profit as a percentage of revenue increased due to an increase in demand for our services which allowed for improved pricing on projects.

Structures segment gross profit increased primarily as a result of larger project volume. Gross profit as a percentage of revenue increased due to improved cost control on projects executed in 2006 over 2005.

Engineering segment gross profit increased primarily as a result of the addition of Born Heaters Canada. Gross profit as a percentage of revenue increased due to the execution of several higher margin projects resulting from the acquisition of Born Heaters Canada.

Water and Wastewater segment gross profit increased primarily as a result of larger volume. Gross profit as a percentage of revenue was flat.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of revenue were 6.1% for 2006 and 5.9% for 2005. The increase in selling, general and administrative expenses by $5,543,000 to $26,769,000 for 2006 compared to $21,226,000 for 2005 is principally due to a $3,123,000 increase in payroll related expenses required to meet revenue growth.

Operating Income

Operating income increased $9,261,000, or 236.3%, to $13,181,000 for 2006 compared to $3,920,000 for 2005 due to the increase in revenue and the increase in gross profit. The increase in operating income was partially offset by a rise in selling, general and administrative expenses.

Non-Operating Items

The non-operating items for the years ended December 31, 2006 and 2005 are set forth below:

	Year Ended December 31,
	2006	2005
	(In Thousands)
Other (expense) income:
Equity income (loss) from non-consolidated joint ventures	$1,800	$789
Foreign exchange gain (loss)	168	—
Interest income	595	208
Interest expense	(1,319)	(997)
Total other (expense) income	$1,244	$—

Equity income (loss) from non-consolidated joint ventures for 2006 and 2005 consisted of the 49% share in the profits of ARB Arendal.

Foreign exchange gain in 2006 reflects a currency exchange gain relating to our operations in Calgary, Canada.

Interest income increased in 2006 compared to 2005 due to higher average cash balances in 2005 resulting from higher revenue and profits of Primoris.

Interest expense increased in 2006 compared to 2005 due to an increase in long-term debt.

Provision for Income Taxes

The provision for income taxes for 2006 increased by $1,179,000 to $1,197,000 compared to a provision for income taxes of $18,000 in 2005. For United States federal income tax purposes, Primoris was taxed under Sub-Chapter S of the IRC and, accordingly, any United States federal income tax obligation was the personal liability of the stockholders. The tax liability in 2006 represented primarily Canadian income taxes. The increase in the provision for income taxes in 2006 compared to 2005 is primarily a result of the Born Heaters Canada acquisition and the ensuing Canadian taxes.

Net Income

Due principally to an increase in revenue, there was an improvement in gross profit as a percentage of revenue and equity income from non-consolidated joint ventures. Net income for 2006 increased $7,779,000, or 143.5%, to $13,200,000 compared to $5,421,000 for 2005.

Discontinued Operations

As noted above, assets, liabilities, revenues and expenses relating to Primoris’s discontinued operations in Chile were insignificant at and for the year ended December 31, 2006, and the fixed assets, consisting mainly of construction equipment, were sold locally or repatriated in 2006. During 2006, Primoris recorded a loss on discontinued operations of $28,000, relating to the operations of ARB in Chile. During 2005, ARB Chile prevailed in a legal action against a customer in Chile, resulting in a substantial payment included in the gain on discontinued operations for 2005 of $ 1,519,000.

Liquidity and Capital Resources

Results and Financial Position

Working capital at December 31, 2007, increased $5,231,000, or 11.3%, to $51,470,000 from $46,239,000 at December 31, 2006. The increase in working capital was primarily driven by a $49,851,000 increase in cash and a $7,392,000 increase in accounts receivable, partially offset by a $14,963,000 increase in accounts payable and $26,512,000 of billings in excess of costs and estimated earnings.

Cash Flows

Consolidated cash flows increased by $53,640,000 to $49,851,000 for 2007 compared to a decrease in cash of $3,789,000 for 2006. Primoris ended 2007 with cash of $62,966,000 compared to a cash balance of $13,115,000 at the end of 2006. Cash generated by operating activities during 2007 totaled $67,684,000. Cash used in investing activities during 2007 was $591,000. Cash used for financing activities in 2007 totaled $18,424,000.

Operating Activities

Operating activities provided cash of $67,684,000 during 2007 compared to a $728,000 use of cash during 2006. Cash provided by operating activities for 2007 consisted principally of net income of $27,134,000 plus depreciation and amortization of $4,779,000, increases in billings in excess of costs of $26,512,000, accounts payable of $14,963,000, accrued expenses and other liabilities of $976,000, other long-term liabilities of $340,000, and a reduction in costs and estimated earnings in excess of billings of $3,402,000. Cash was partially offset by increases in restricted cash of $2,792,000, accounts receivable of $7,392,000, inventory and other current assets of $893,000, and other assets of $446,000. The primary drivers of the increase in operating cash flows in 2007 were the increase in net income, driven in large part by the increase in revenue and the increase in billings in excess of costs. The increases in net income and revenue are discussed in “Results of Operations” above. The increases in billings in excess of costs and the reduction in costs and estimated earnings in excess of billings are principally due to improved billing and collection procedures, the nature and type of projects and the general market environment.

The increase in accounts payable, accrued expenses accounts receivable, inventory and other assets are principally due to increased activity as demonstrated by the increase in revenue in 2007.

The increase in restricted cash is principally due to Primoris entering into power, water and wastewater contracts for larger dollar amounts in 2007, where Primoris’s customers agreed to pay the earned contract retention into escrow with our bank, in lieu of retaining the cash until the end of the project.

The increase in other long-term liabilities is due to the purchase of new construction equipment that was financed, and the re-financing of the long-term debt which increased working capital.

Investing Activities

Investing activities produced $591,000 of cash during 2007 and used $2,700,000 during 2006. Primoris purchased $2,185,000 of property and equipment in 2007 principally for its construction projects. Primoris believes the ownership of equipment is generally preferable to renting equipment on a project by project basis to ensure the equipment is available as needed. In addition, such ownership has historically resulted in lower equipment costs. Primoris attempts to enter into contracts for projects that will keep its equipment utilized in order to increase profit. All equipment is subject to scheduled maintenance to insure reliability. Major equipment not currently utilized is rented to third parties to reduce overall equipment costs. Primoris also received proceeds of $310,000 from the sale of used equipment in 2007. Primoris sells equipment typically to update its fleet. During 2007, $2,880,000 was received in non-consolidated equity distributions of capital from the OMPP, and $414,000 was paid for earn-out related to the Born Heaters Canada acquisition.

Financing Activities

Financing activities required the use of $18,424,000 of cash during 2007 compared to $361,000 during 2006. Significant transactions using cash flows from financing activities included:

•	$16,807,000 of cash distributions to stockholders;
•	$3,342,000 in repayment of long-term debt; and
•	Repurchase of $1,065,000 of common stock.

Significant transactions providing cash flows from financing activities included:

•	Proceeds from short-term borrowings of $1,221,000; and
•	Proceeds from the issuance of common stock of $1,569,000.

Capital Requirements

During 2007, the operations of Primoris provided $67,684,000 in cash. While this is a substantial cash inflow, $26,512,000 represented billings in excess of costs and estimated earnings, meaning that Primoris has received cash prior to performing the required work and, if there is a general reduction in the amount of work being performed by Primoris, Primoris may experience decreases in cash as Primoris uses the cash paid in advance to complete the work to be performed.

Pursuant to the proposed merger between Rhapsody and Primoris, Primoris intends to distribute $48,947,000 to its stockholders prior to the closing of the merger with Rhapsody. Upon the completion of the merger, the cash balance of approximately $41,000,000 held by Rhapsody, less any amounts paid to Rhapsody stockholders who exercise their conversion rights as described elsewhere in the proxy statement/prospectus, will be available to be included in the working capital of the combined company.

Primoris believes that it will be able to support its ongoing working capital needs through cash on hand, operating cash flows and the availability under its existing credit facilities. In March 2007, Primoris entered into a revolving line of credit agreement payable to a bank group with an interest rate of prime or at LIBOR plus an applicable margin. The revolving line is secured by substantially all the assets of Primoris. Under the line of credit agreement, Primoris can borrow up to $30,000,000 based on a set advanced rate on qualified collateral, and all amounts borrowed under the line of credit are due March 31, 2010.

The line of credit agreement contains substantial restrictive covenants, including, among other things, restrictions on investments, minimum working capital and tangible net worth requirements. Primoris was in compliance with all restrictive covenants during 2007.

Contractual Obligations

As of December 31, 2007, Primoris had $27,499,000 of outstanding long-term debt and an additional $1,221,000 in short-term borrowings. In addition, during 2007, Primoris entered into various operating leases for construction equipment and vehicles with an original value of $2,313,000.

A summary of contractual obligations as of December 31, 2007 is as follows:

	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Long-term debt	$27,499	$4,858	$9,764	$9,312	$3,565
Interest on long-term debt(1)	5,181	1,603	2,276	1,134	168
Equipment operating leases	14,779	4,420	7,195	3,103	61
Equipment operating leases – related parties	912	428	443	41	—
Real property leases	7,006	1,366	2,177	1,908	1,555
Real property leases – related parties	5,426	948	1,495	1,350	1,633
	$60,803	$13,623	$23,350	$16,848	$6,982
Stand-by letter of credit	$3,127	$2,311	$816

(1)	Represents interest payments to be made on Primoris’s fixed rate debt, which is described in note 12 to Primoris’s financial statements included in this proxy statement/prospectus. All interest payments assume that principal payments are made as originally scheduled.

Primoris and its subsidiaries enter into agreements with banks for the banks to issue letters of credit to clients or potential clients for two separate purposes as follows:

(1)	Born Heaters Canada, a Primoris subsidiary, has entered into contracts for the performance of delivery of engineered equipment, which require letters of credit. These letters of credit may be drawn upon by the client in instances where Born fails to provide the contracted services or equipment. Most of these letters of credit are for Canadian exports, and are guaranteed for 90% by Economic Development Bank of Canada against “unfair” calling.
(2)	Insurance companies may from time to time require letters of credit to cover the risk of insurance deductible programs. These letters of credit can be drawn upon by the insurance company if Primoris fails to pay the deductible of certain insurance policies in case of a claim.

No liability is currently recorded on the consolidated balance sheets related to parental guarantees on behalf of its subsidiaries related to the outstanding letters of credit.

Off Balance Sheet Transactions

Other than letters of credit issued under our $30.0 million line of credit outlined in the table above, the equipment operating leases outlined in the table above, and our obligations under the surety and performance bonds described below, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

In the ordinary course of our business, on some of our projects, we are required by our customers to post surety bid or completion bonds in connection with services that we provide to them. As of December 31, 2007, we had $427,500,000 in outstanding bonds as noted in note 13 to our financial statements.

Backlog

In the industries in which Primoris operates, backlog is considered an indicator of potential future performance because it represents a portion of the future revenue stream. Backlog consists of anticipated revenue from the uncompleted portions of existing contracts and contracts whose award is reasonably assured. Backlog is difficult to determine accurately and different companies within this industry may define backlog differently. Primoris refers to its estimated revenue on uncompleted contracts, including the amount of revenue on contracts on which work has not begun, minus the revenue Primoris has recognized under such “backlog.” Primoris calculates backlog differently for different types of contracts. For its fixed price contracts, Primoris includes the full remaining portion of the contract in its calculation of backlog. For unit-price, time-and-equipment, time-and-materials and cost-plus contracts, no projected revenue is included in the calculation of backlog, regardless of the durations of the contract.

Most contracts may be terminated by Primoris customers on short notice, typically 30 to 90 days, but sometimes less. Reductions in backlog due to cancellation by a customer or for other reasons could significantly reduce the revenue and profit Primoris actually receives from contracts in backlog. In the event of a project cancellation, Primoris may be reimbursed for certain costs but typically has no contractual right to the total revenues reflected in backlog. Projects may remain in backlog for extended periods of time. Given these factors and its method of calculating backlog, Primoris’s backlog at any point in time may not accurately represent the revenue that Primoris expects to realize during any period. Additionally, Primoris’s backlog as of the end of a year may not be indicative of the revenue Primoris expects to earn in the following year.

At December 31, 2007, Primoris’s total backlog increased $189,912,000, or 69.5%, to $463,121,000 from $273,209,000 at December 31, 2006. Primoris expects that approximately $364,580,000 or about 79%, of its existing total backlog at December 31, 2007, will be recognized as revenue during 2008.

The following table shows our backlog by operating segment as of December 31, 2007 and 2006:

	As of December 31,
	2007		2006
Segment	Backlog	%	Backlog	%
	(Dollars in Thousands)
Underground	$33,153	7.2%	$51,626	18.9%
Industrial	207,258	44.8	74,461	27.3
Structures	54,064	11.7	56,846	20.8
Engineering	110,175	23.8	42,985	15.7
Water and Wastewater	58,471	12.6	47,291	17.3
Total	$463,121	100.0%	$273,209	100.0%

Recently Issued Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Primoris is currently assessing the effect of SFAS No. 159 on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures.” This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for Primoris would be the year beginning January 1, 2008. Primoris is currently assessing the potential effect of SFAS No. 157 on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R replaces SFAS No. 141, “Business Combinations”, although it retains the fundamental requirement in SFAS No. 141 that the acquisition method of accounting be used for all business combinations. SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree, (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (c) determines what information to disclose regarding the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. Primoris is currently assessing the potential effect of SFAS No. 141R on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements.” SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest. Among other matters, SFAS No. 160 requires (a) the noncontrolling interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of income. SFAS No. 160 is effective for Primoris beginning January 1, 2009. SFAS No. 160 is to be applied prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively for all periods presented. Primoris is currently assessing the potential effect of SFAS No. 160 on its financial statements.

In July 2006, the FASB issued Financial Interpretation Number (“FIN”) 48, “Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for U.S. reporting companies for fiscal years beginning after December 15, 2006, with early adoption permitted. Primoris has adopted FIN 48 as of January 1, 2007, and the adoption did not have a material effect on its financial statements.

Effects of Inflation and Changing Prices

Primoris’s operations are affected by increases in prices, whether caused by inflation or other economic factors. We attempt to recover anticipated increases in the cost of labor, equipment, fuel and materials through price escalation provisions in certain major contracts or by considering the estimated effect of such increases when bidding or pricing new work.

Quantitative and Qualitative Disclosures About Market Risk

The carrying amounts for cash and cash equivalents, accounts receivable, notes payable and accounts payable and accrued liabilities shown in the consolidated balance sheets approximate fair value at December 31, 2007 due to the generally short maturities of these items. At December 31, 2007, Primoris invested primarily in short-term dollar denominated bank deposits. Primoris expects to hold its investments to maturity.

Primoris’s long-term debt is under fixed rates. At December 31, 2007, Primoris had borrowings under variable interest rates arrangements of $1,221,000, which were paid off in January 2008.

In January 2008, Primoris purchased two derivative financial instruments for the purpose of hedging future currency exchange in Canadian dollars. The contracts enabled Primoris to purchase Canadian dollars before certain dates in 2008 at certain exchange rates. The fair values of these contracts were $3,000,000 and $2,000,000 in U.S. dollars, respectively, and the related Canadian dollars sold were $3,005,000 and $2,004,000, respectively. These contracts expired or expire in March and June of 2008, respectively. Management intends to continue to hedge foreign currency risks in those situations where it believes such transactions are prudent.

COMPARISON OF RIGHTS OF RHAPSODY AND PRIMORIS STOCKHOLDERS

This section describes material differences between the rights of holders of our common stock and the rights of holders of Primoris capital stock. This summary is not intended to be a complete discussion of our certificate of incorporation and bylaws and the certificate of incorporation and bylaws of Primoris and is qualified in its entirety by reference to the applicable document and applicable Delaware law and Nevada law.

Rhapsody is organized under the law of the State of Delaware and Primoris is organized under the law of the State of Nevada. Upon completion of the merger, holders of Primoris capital stock will become holders of our capital stock and their rights will be governed by Delaware law and our certificate of incorporation and bylaws.

The following discussion summarizes material differences between the rights of our stockholders and the rights of Primoris stockholders under the respective certificates of incorporation and bylaws of Rhapsody and of Primoris. Copies of the governing corporate instruments are available without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under the section entitled “Where You Can Find More Information.”

Rhapsody	Primoris
AUTHORIZED CAPITAL STOCK
Authorized Shares.  Rhapsody is authorized under its amended and restated certificate of incorporation to issue 15,000,000 shares of common stock, par value $0.0001 per share and 1,000,000 shares of preferred stock, par value $0.0001 per share. The authorized number of shares of common stock will increase to 60,000,000 if the charter amendment proposal is approved.

Preferred Stock. Rhapsody’s amended and restated certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series by the board of directors. The board can fix voting powers, full or limited, and designations, preferences and relative, participating, option or other special rights and such qualifications, limitations or restrictions. No shares of preferred stock have been issued.	Authorized Shares. Primoris is authorized under its articles of incorporation to issue 250,000 shares of common stock, par value $0.001 per share.
CLASSIFICATION, NUMBER AND ELECTION OF DIRECTORS
The Rhapsody board of directors is divided into three classes, with each class serving a staggered three-year term. Currently, Rhapsody’s authorized number of directors shall be not less than one or more than nine, including one Class A director, two Class B directors, and one Class C director. The Class A director has a term expiring at the first special meeting of stockholders, the Class B directors have a term expiring at the second special meeting of stockholders, and the Class C director has a term expiring at the third special meeting of stockholders. The Rhapsody bylaws provide that its board of directors will consist of a number of directors to be fixed from time to time by a resolution duly adopted by the Rhapsody board of directors.	The Primoris board members are elected each year at the special meeting of the stockholders. Currently, Primoris’s authorized number of directors is eleven. Primoris’s bylaws provide that its board of directors will consist of a number of directors to be fixed from time to time by a resolution duly adopted by a majority of the authorized members of Primoris’s board of directors. Primoris’s board of directors or stockholders have the power, in the interim between annual and special meetings of the stockholders, to increase or decrease the number of directors of Primoris.

Rhapsody	Primoris
VACANCIES ON THE BOARD OF DIRECTORS AND REMOVAL OF DIRECTORS
Generally. Delaware law provides that if, at the time of filling of any vacancy or newly created directorship, the directors then in office constitute less than a majority of the authorized number of directors, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock of the corporation then outstanding having the right to vote for such directors, order an election to be held to fill the vacancy or replace the directors selected by the directors then in office.
Under the Nevada Revised Statutes, if Primoris fails to elect directors within 18 months after the last election of directors at its special meeting, the district court has jurisdiction in equity, upon application of any one or more stockholders holding stock entitling him or her to exercise at least 15% of the voting power, to order the election of directors in accordance with the Nevada Revised Statutes.
Newly created directorships and vacancies on the board of directors of Rhapsody resulting from death, resignation, disqualification, removal or other causes may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Rhapsody’s bylaws provide that the entire board of directors or any individual director may be removed from office with or without cause by a majority vote of the holders of the outstanding shares then entitled to vote at an election of directors.	Primoris’s bylaws provide that a vacancy on the board exists in case of the death, resignation or removal of any director, if a director has been declared of unsound mind by order of court or convicted of a felony, if the authorized number of directors is increased or if the stockholders fail at any annual or special meeting of the stockholder at which one or more directors are to be elected to elect the full authorized number of directors to be voted for at that meeting. Any vacancy may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, at any regular meeting or special meeting of the board called for that purpose, except that whenever the stockholders of any class or classes or series are entitled to elect one or more directors by the articles of incorporation of Primoris, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

Primoris’s bylaws provide that one or more or all of the directors of Primoris may be removed with or without cause at any time by a vote of two-thirds of the stockholders entitled to vote thereon, at a special meeting of the stockholders called for that purpose. If a director was elected by a voting group of shareholders, then only the shareholders of that voting group may participate in the vote to remove that director.

Rhapsody	Primoris
COMMITTEES OF THE BOARD OF DIRECTORS
Rhapsody’s board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more members of the board. Any such committee shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of Rhapsody, except: (i) the power to amend the certificate of incorporation; (ii) the power to adopt an agreement of merger or consolidation, (iii) recommend to stockholders the sale, lease or exchange of all or substantially all of Rhapsody’s property and assets, (iv) recommend to stockholders a dissolution of Rhapsody or a revocation of a dissolution; and
(v) the power to amend the bylaws. There is
currently no sitting committee.	Primoris’s board of directors may, by a majority of the authorized number of directors, designate an executive committee and any other committees, each consisting of two or more directors, to serve at the pleasure of the board. Any committee of the board will have all authority of the board, except as may be limited by a resolution of the board, and except with respect to: (i) the approval of any action for which the Nevada Revised Statutes or the articles of incorporation also require stockholder approval; (ii) the filling of vacancies on the board or in any committee; (iii) the fixing of compensation of the directors for serving on the board or on any committee; (iv) the amendment or repeal of the bylaws or the adoption of new bylaws; (v) the amendment or repeal of any resolution of the board; (vi) any distribution to the stockholders, except at a rate or in a periodic amount or within a price range determined by the board; and (vii) the appointment of other committees of the board or the members of those committees.
AMENDMENTS TO THE CERTIFICATE OF INCORPORATION
General. Under Delaware law, an amendment to the certificate of incorporation of a corporation generally requires the approval of the corporation’s board of directors and the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment (unless a higher vote is required by the corporation’s certificate of incorporation).
Under Nevada law, in general the board of directors must adopt a resolution setting forth the proposed amendment and either call a special meeting of the stockholders to adopt such amendment or direct that the amendment be considered at the next special meeting of the stockholders.
Rhapsody’s certificate of incorporation may be amended in accordance with the general provisions of Delaware law. However, Article Sixth of Rhapsody’s certificate of incorporation, which relates to termination of our existence on October 8, 2008, and Article Seventh of Rhapsody’s certificate of incorporation, which applies to certain matters in the period prior to Rhapsody accomplishing a business combination or its termination, as applicable, may not be amended prior to the consummation of a business combination (any acquisition by Rhapsody, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an operating business).	Primoris’s articles of incorporation may be amended in accordance with the Nevada Revised Statutes. In general, at the stockholder meeting, after being given due notice, stockholders holding shares entitling them to exercise at least a majority of the voting power may approve an amendment, which amendment would then be filed with the Nevada Secretary of State.
AMENDMENTS TO BYLAWS
General. Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer this power on the board of directors. The stockholders always have the power to adopt, amend or repeal the bylaws, even though the board of directors may also be delegated the power.

Rhapsody	Primoris
Under Nevada law, unless otherwise prohibited by the bylaws adopted by the stockholders, the directors may create the bylaws of the corporation, and they may also adopt, amend or repeal any bylaw, including any bylaw adopted by the stockholders. The articles of incorporation may also grant the authority to adopt, amend or repeal bylaws exclusively to the directors.
Rhapsody’s bylaws provide that the bylaws may be amended by stockholders entitled to vote thereon at any regular or special meeting. The bylaws may also be amended by the Rhapsody board of directors if such power is conferred via the certificate of incorporation. Rhapsody’s certificate of incorporation expressly confers this power.	Primoris’s bylaws provide that they may be amended or repealed, or new bylaws may be adopted, by a majority of the outstanding shares at a meeting of the stockholders or by unanimous written consent of the stockholders entitled to vote thereon.Subject to the above noted right of the stockholders, the board of Primoris may amend or repeal the bylaws or adopt new bylaws. This power of the board may not be delegated to a committee appointed by the board.
ABILITY TO CALL SPECIAL MEETINGS OF STOCKHOLDERS
Special meetings of the Rhapsody stockholders may be called for any purpose by a majority of the entire board of directors, or the chief executive officer or the chairman of Rhapsody, and shall be called by the secretary at the request in writing of stockholders owning a majority of Rhapsody’s capital stock issued and outstanding and entitled to vote.	A special meeting of Primoris’s stockholders, for any purpose permitted under the Nevada Revised Statutes, the articles of incorporation of Primoris and any certificate of designation for any preferred stock, may be called at any time by the board or the chairman of the board, if any, or the chief executive officer, if any, or the president.
PROCEDURES FOR STOCKHOLDER PROPOSALS AT STOCKHOLDER MEETINGS
Pursuant to Rhapsody’s bylaws, at special meetings of the stockholders only such business shall be conducted as has been properly brought before the meeting. To be properly brought before a special meeting, business must be: (i) specified in the notice of the special meeting given by or at the direction of the board of directors; (ii) otherwise brought before the meeting by or at the direction of the board of directors; or (iii) otherwise properly brought before the meeting by a stockholder who has given timely notice in writing to the secretary of the meeting.	Pursuant to Primoris’s bylaws, at a special meeting of the stockholders, directors will be elected, reports of the affairs of Primoris are to be considered and only such business as has been properly brought before the special meeting by the following shall be conducted: (i) by or at the direction of the board or
(ii) by any stockholder who is entitled to vote and who has complied with the notice procedures setforth in the bylaws.
To be timely, a stockholder’s notice must be received at the corporation’s principal executive offices not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days notice or prior public disclosure of the date of the special meeting is given or made to stockholders, notice by a stockholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the special meeting was mailed or such public disclosure was made, whichever first occurs.	For a stockholder to properly bring business before a special meeting of the stockholders, the stockholder must have given timely notice in writing to the secretary of Primoris. For such notice to be timely, it must be delivered or mailed by first class mail, postage pre-paid, to the secretary of Primoris no less than 90 days prior to the special meeting.

Rhapsody	Primoris
A stockholder’s notice to the secretary shall set forth (a) the following information as to each matter the stockholder proposes to bring before the special meeting: (i) a brief description of the business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting; and (ii) any material interest of the stockholder in such business, and (b) as to the stockholder giving the notice, (i) the name and record address of the stockholder proposing such business; (ii) the class, series and number of shares of capital stock of Rhapsody which are beneficially owned by the stockholder.

Nominations of persons for election to the Rhapsody board of directors may be made at a meeting of stockholders by or at the direction of the board of directors, or by any stockholder of the corporation entitled to vote in the election of directors at the meeting who complies with certain notice procedures. Such nominations made by stockholders shall be made by timely notice (same requirements as notice of proposed business to be conducted at a special meeting) in writing to the secretary of the corporation. Timely notice shall set forth as to each person whom the stockholder proposes to nominate for election or re-election of a director, (i) the name, age, business address and residence address of such person; (ii) the principal occupation or employment of such person; (iii) the class and number of shares of the corporation which are beneficially owned by such person; and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14A under the Exchange Act.	A stockholder’s notice to the secretary shall set forth as to each matter to be brought before the meeting: (i) a brief description of the business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting; (ii) the name and address, as they appear on the books of Primoris of the proposing stockholder;
(iii) the class and number of shares of capital stock beneficially owned by such stockholder; and (iv) any material interest of such stockholder in such business. No business shall be brought before a special meeting of the stockholders by a stockholder except in accordance with the foregoing provisions. The officer of Primoris or any other person presiding over the special meeting shall, if the facts so warrant, determine that business was not properly brought before the special meeting in accordance with the provisions of the bylaws and any such improperly brought items of business will not be transacted at the special meeting.

Except as may be provided in the articles of incorporation of Primoris or its bylaws, only such business as has been brought before the meeting by the direction of the board of directors will be conducted at any special meeting of the stockholders.
INDEMNIFICATION OF DIRECTORS AND OFFICERS
General. Under Delaware law, a corporation may generally indemnify directors, officers, employees and agents in connection with any proceeding (other than an action by or in the right of the corporation) for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; and with respect to any criminal proceeding, if they had no reasonable cause to believe that their conduct was unlawful. In addition, Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.
Under Nevada law, a corporation may generally indemnify directors, officers, employees and agents in connection with any proceeding (other than an action by or in the right of the corporation) if such person is found not liable pursuant to Section 78.138 of the Nevada Revised Statutes, the actions taken were in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interests of the corporation, or with respect to any criminal proceeding, if such person had no reasonable cause to believe that their conduct was unlawful.

Rhapsody	Primoris
Additionally, a corporation may generally indemnify directors, officers, employees and agents in connection with an action by or in the right of the corporation if such person is found not liable pursuant to Section 78.138 of the Nevada Revised Statutes or the actions taken was in good faith and in a manner whereby they reasonably believed to be in, or not opposed to, the best interests of the corporation.
If a party is successful on the merits or otherwise in defense of an action noted above, the corporation will be required to indemnify such individual against any expenses incurred by such person in connection with the defense of the action.Discretionary indemnification by the corporation, as noted above, will only be made if a proper determination is made by the stockholders, board of directors or legal counsel, as applicable.
In addition, Nevada law provides that the articles of incorporation, bylaws or other agreement made by a corporation may provide for the advancement to a director or officer of expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling a company pursuant to the indemnification provisions described in this proxy statement/prospectus, Rhapsody and Primoris have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Rhapsody’s bylaws provide that Rhapsody shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of Rhapsody, or is or was servicing at the request of Rhapsody as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Rhapsody, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.	Primoris’s bylaws provide that Primoris must indemnify any person who was or is a party or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of Primoris, or is or was serving at the request of Primoris as a director, officer, member, manager, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, to the fullest extent permitted by the laws of the state of Nevada against all costs, charges, expenses, liabilities and losses reasonably incurred or suffered by such person in connection therewith. Indemnification continues as to a person who cease to be a director, officer, employee or agent of Primoris, or who servedin any other capacity on behalf of Primoris.
Rhapsody’s bylaws further provide that any indemnification shall be made by Rhapsody only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such section. Such determination shall be made:
(i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; (ii) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by stockholders.	Primoris’s bylaws further provide that Primoris will advance the costs of expenses incurred by a director or officer in defending against any such proceeding, provided, however, that such indemnified party, if Nevada law so requires, be first required to provide to Primoris an undertaking by or on behalf of such person to repay such amounts so advanced to Primoris. In no event will Primoris be required to pay any amounts where a director or officer was engaged in any action or activity known by such person to be unlawful or in any action or activity constituting willful misfeasance, bad faith, gross negligence or reckless disregard of such person’s duties and obligations to Primoris and its stockholders.

Rhapsody	Primoris
Rhapsody’s bylaws and certificate of incorporation provide that no director or officer of Rhapsody shall be personally liable to Rhapsody or to any stockholder for monetary damages for breach of fiduciary duty as a director or officer. However, liability of an officer or director shall not be limited (i) for any breach of the director’s or the officer’s duty of loyalty to Rhapsody or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director or officer derived an improper personal benefit.

Rhapsody’s certificate of incorporation further provides that Rhapsody, to the fullest extent permitted by Section 145 of the DGCL, shall indemnify all persons whom it may indemnify pursuant thereto.

Rhapsody’s bylaws provide that Rhapsody shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Rhapsody, or is or was serving at the request of Rhapsody as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Rhapsody would have the power to indemnify him against such liability of the provisions of its bylaws.	Primoris’s bylaws also provide that if a party entitled to indemnification as provided above is not paid fully by Primoris within 30 days after Primoris has received a written claim for payment, then such party is entitled to bring suit against Primoris to recover the unpaid amount of the claim, and, if successful, such party may also recover the expenses incurred in prosecuting such claim.

The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition as provided in Primoris’s bylaws is not exclusive of any other right that any person may have or acquire under any statute, provision of the articles of incorporation, the bylaws, other agreements, or vote of the stockholders or vote of the disinterested directors or otherwise.

Primoris’s bylaws also state that Primoris may maintain insurance, at its expense, to protect itself and any director, officer, member, manager, employee or agent of Primoris or of another corporation, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Primoris would have the power to indemnify such person against such expense, liability or loss under Nevada law.

Any director, officer, employee or agent of Primoris, if by reason of such position with Primoris or a position with another entity at the request of Primoris, is required to serve as a witness in any action, then such person will be indemnified against all costs and expenses actually and reasonably incurred in connection therewith.
Primoris’s bylaws further provide that Primoris may enter into indemnity agreements with board members, officers, employees and agents of Primoris as theBoard may designate.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of Rhapsody

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2008 and immediately following consummation of the merger by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock either on March 31, 2008 or after the consummation of the merger;
•	each of our current executive officers and directors;
•	each person who will become a director upon consummation of the merger;
•	all of our current executive officers and directors as a group; and
•	all of our executive officers and directors as a group after the consummation of the merger.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Rhapsody or its securities, the Rhapsody Inside Stockholders, and/or their affiliates, may enter into a written plan to purchase Rhapsody securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities at anytime prior to the special meeting of stockholders. The ownership percentages listed below do not include any such shares that may be purchased after March 31, 2008.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Rhapsody or its securities, Rhapsody, the Rhapsody Inside Stockholders, Primoris or Primoris’s stockholders and/or their respective affiliates may purchase shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or enter into transactions with such persons and others to provide them with incentives to acquire shares of Rhapsody’s common stock or vote their shares in favor of the merger proposal. Certain of these transactions could be structured in a manner that would provide for settlement subsequent to the consummation of the merger using proceeds from the trust account or shares issued to the Primoris Holders in the merger. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options, the transfer to such investors or holders of shares or warrants owned by the Rhapsody Inside Stockholders for nominal value and the grant to such investors and holders of rights to nominate directors of Rhapsody.

Entering into any such arrangements may have a depressive effect on our stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the special meeting.

If such transactions are effected, the consequence could be to cause the merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the merger proposal and other proposals and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it less likely that the holders of 20% or more of the Public Shares will vote against the acquisition proposal and exercise their conversion shares.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Rhapsody will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the merger and charter amendment proposals or the conversion threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

	Beneficial Ownership of Our Common Stock on March 31, 2008			Beneficial Ownership of Our Common Stock After the Consummation of the Merger
Name and Address of Beneficial Owner(1)	Number of Shares		Percent of Class	Number of Shares		Percent of Class
Eric S. Rosenfeld	871,840	(2)	13.8%	1,735,476	(3)	5.6%
Arnaud Ajdler	50,632		*	50,632		*
Leonard B. Schlemm(4)	40,632	(5)	*	108,814	(6)	*
Jon Bauer(7)	40,632	(5)	*	108,814	(6)	*
Colin D. Watson(8)	40,632	(5)	*	108,814	(6)	*
Millennium Management, L.L.C.(9)	627,500	(10)	9.9%	1,523,637	(11)	4.9%
Fir Tree, Inc.(12)	600,125	(13)	9.5%	600,125		1.9%
Dorset Management Corporation(14)	385,000	(15)	6.1%	385,000		1.3%
D.B. Zwirn & Co., L.P.(16)	323,500	(17)	5.1%	323,500		1.1%
QVT Financial LP(18)	554,462	(19)	8.8%	554,462		1.8%
Brian Pratt(20)	0		0.0%	14,153,400	(21)	46.6%
John P. Schauerman(22)	0		0.0%	1,161,000		3.8%
Peter J. Moerbeek(23)	0		0.0%	0		*
Stephen C. Cook(24)	0		0.0%	0		*
David D. Sgro	20,000		*	20,000		*
John M. Perisich(25)	0		0%	108,000		*
Alfons Theeuwes(26)	0		0%	351,000		1.2%
[Director TBD]
All Current Directors And Executive Officers As A Group (6 Individuals)	1,064,368	(27)	16.9%	2,132,550	(28)	6.8%
All Post-Merger Directors And Executive Officers As A Group (9) Individuals)	891,840	(29)	14.2%	17,528,876	(30)	56.1%

*	Less than 1%.
(1)	Unless otherwise indicated, the business address of each of the individuals is 825 Third Avenue, 40th Floor, New York, New York 10022.
(2)	Includes 106,840 shares of common stock held by the Rosenfeld 1991 Children’s Trust, of which Mr. Rosenfeld’s wife is the sole trustee. Does not include 863,636 shares of common stock issuable upon exercise of warrants held by Mr. Rosenfeld that are not exercisable and will not become exercisable within 60 days.
(3)	Includes the shares in footnote 2 above as well as the 863,636 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.
(4)	The business address of Mr. Schlemm is c/o The Atwater Club, 3505 Avenue Atwater, Montreal, Quebec H3W 1Y2.
(5)	Does not include 68,182 shares of common stock issuable upon exercise of warrants held by such individual that are not exercisable and will not become exercisable within 60 days.
(6)	Includes the shares in footnote 5 above as well as the 68,182 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.
(7)	The business address of Mr. Bauer is 411 W. Putnam Ave., Ste 225, Greenwich, Connecticut 06830.
(8)	The business address of Mr. Watson is 72 Chestnut Park Rd., Toronto, Ontario, M4W 1W8.
(9)	The business address of Millennium Management, L.L.C. is 666 Fifth Avenue, New York, New York 10103.
(10)	Represents 627,500 shares of common stock held by Millenco, L.L.C. Does not include 896,137 shares of common stock issuable upon exercise of warrants held by Millenco, L.L.C. that are not exercisable and will not become exercisable within 60 days. Millennium Management, L.L.C. is the manager of

Millenco, L.L.C. Israel A. Englander is the managing member of Millennium Management. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 7, 2008.
(11)	Includes the shares in footnote 10 above as well as the 896,137 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.
(12)	The business address of Fir Tree, Inc. is 505 Fifth Avenue, 23rd Floor, New York, New York 10017.
(13)	Represents (i) 531,405 shares of common stock held by Sapling, LLC and (ii) 68,720 shares of common stock held by Fir Tree Recovery Master Fund, L.P. Fir Tree, Inc. is the investment manager of both entities. Jeff Tannenbaum is the president of each of Fir Tree, Inc. and Fir Tree Recovery Master Fund, L.P. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 14, 2008.
(14)	The business address of Dorset Management Corporation is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791.
(15)	Represents shares beneficially held by David M. Knott and Dorset Management Corporation, as reported in a Schedule 13G/A filed with the SEC on February 14, 2007.
(16)	The business address of D.B. Zwirn & Co., L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151.
(17)	Represents (i) 130,321 shares of common stock owned by D.B. Zwirn Opportunities Fund, L.P. and (ii) 193,179 shares of common stock owned by D.B. Zwirn Special Opportunities Fund, Ltd. D.B. Zwirn & Co., L.P. is the manager of the funds. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 5, 2008.
(18)	The business address of QVT Financial LP is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.
(19)	Represents (i) 471,207 shares of common stock owned by QVT Fund LP, (ii) 51,751 shares of common stock owned by Quintessence Fund L.P. and (iii) 31,504 shares held by Deutsche Bank AG. QVT Financial LP is the investment manager of each of these funds. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 7, 2008.
(20)	The business address of Mr. Pratt is 26000 Commercentre Drive, Lake Forest, California 92630.
(21)	Represents that number of shares that are owned by Mr. Pratt in his name and those shares owned by Barbara Pratt, Mr. Pratt’s spouse. In addition, Mr. Pratt, with the revocable proxies that are anticipated to be granted to him, will beneficially own and have the power to vote approximately 22,680,000 shares of common stock.
(22)	The business address of Mr. Schauerman is 26000 Commercentre Drive, Lake Forest, California 92630.
(23)	The business address of Mr. Moerbeek is 10913 Metronome Drive, Houston, TX 77043.
(24)	The business address of Mr. Cook is 3120 Southwest Freeway, #615, Houston, TX 77098.
(25)	The business address of Mr. Perisich is 26000 Commercentre Drive, Lake Forest, California 92630.
(26)	The business address of Mr. Theeuwes is 26000 Commercentre Drive, Lake Forest, California 92630.
(27)	Does not include 1,068,182 shares of common stock issuable upon exercise of warrants held by such individuals that are not exercisable and will not become exercisable within 60 days.
(28)	Includes the shares in footnote 27 above as well as the 1,068,182 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.
(29)	Does not include 863,636 shares of common stock issuable upon exercise of warrants held by such individuals that are not exercisable and will not become exercisable within 60 days.
(30)	Includes the shares in footnote 29 above as well as the 863,636 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.

All 1,125,000 shares of our outstanding common stock owned by our stockholders prior to our initial public offering have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement described below under the section entitled “Certain Relationships and Related Person Transactions — Rhapsody Related Person Transactions.”

Security Ownership of Certain Beneficial Owners and Management of Primoris

As of , 2008, the record date for the Rhapsody special meeting, a total of  shares of Primoris common stock were outstanding. After the proposed merger of Primoris and Rhapsody, it is anticipated that 30,394,800 shares of common stock of Rhapsody will be outstanding. The following table sets forth the beneficial ownership of Primoris’s common stock and beneficial ownership of Rhapsody, respectively as of , 2008 and as of the anticipated closing date, held by or will be held by the key personnel and affiliates of Primoris.

Except as described in the footnotes to the table, beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act, and generally includes voting or investment power with respect to securities. Except as indicated below, Rhapsody believes that each holder possesses sole voting and investment power with respect to all of the shares of the common stock owned by that holder, subject to community property laws where applicable. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options and warrants underlying convertible securities held by that holder that are currently exercisable or convertible or are exercisable or convertible within the 60 days after the date of the table, as applicable, are deemed outstanding. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person or group. The inclusion of shares in this table as beneficially owned is not an admission of beneficial ownership. The table does not include any Primoris or Rhapsody shares purchased or otherwise acquired after March 31, 2008.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (Primoris – Pre-merger)	Amount and Nature of Beneficial Ownership (Rhapsody – Post-merger)		Percentage of Outstanding Shares (Rhapsody – Post-merger)
Brian Pratt(1)	2,606	14,153,400	(2)	46.6%
Scott E. Summers(3)	227	1,225,800		4.0%
John P. Schauerman	215	1,161,000		3.8%
Timothy R. Healy	87	469,800		1.5%
Alfons Theeuwes	65	351,000		1.2%
David A. Baker	30	162,000		*
John M. Perisich	20	108,000		*
William J. McDevitt(4)	15	81,000		*
Mark A. Thurman	9	48,000		*
Arline Pratt as trustee of Pratt Family Trust	409	2,208,600		7.3%
Arline Pratt as trustee of Pratt Family Bypass Trust	57	307,800		1.0%
Barbara Pratt (spouse of Brian Pratt)	15	81,000		0.3%

(1)	Includes 81,000 shares held in the name of Barbara Pratt, Mr. Pratt’s spouse.
(2)	With the revocable proxies that are anticipated to be granted to Mr. Pratt, upon the consummation of the merger, he will beneficially own and have the power to vote approximately 22,680,000 shares of common stock.
(3)	Includes 1,225,800 shares held by the Summers Trust, of which Mr. Summers is the trustee
(4)	Includes 81,000 shares held by the William and Carolyn McDevitt Revocable Trust, of which Mr. McDevitt is the trustee.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Code of Ethics and Related Person Policy

Our written Code of Ethics requires us to avoid, wherever possible, all related person transactions that could result in actual or potential conflicts of interest, except under guidelines approved by our board of directors (or the audit committee). SEC rules generally define related person transactions as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of our common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, upon its formation upon consummation of the merger, pursuant to its written charter, will be responsible for reviewing and approving related person transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related person transaction, including whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related person, but that director is required to provide the audit committee with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire annually that elicits information about related person transactions. These written policies and procedures are intended to determine whether any such related person transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Rhapsody Related Person Transactions

Prior Issuances

In April 2006, we issued 1,125,000 shares of our common stock to the individuals set forth below for approximately $25,000 in cash, at an average purchase price of approximately $0.02 per share, as follows:

Name	Number of Shares	Relationship to Us
Eric S. Rosenfeld	765,000	Chairman of the Board, Chief Executive Officer and President
Rosenfeld 1991 Children’s Trust	106,840	Trustee is wife of Chairman of the Board, Chief Executive Officer and President
Arnaud Ajdler	50,632	Director
Leonard B. Schlemm	40,632	Director
Jon Bauer	40,632	Director
Colin D. Watson	40,632	Director
David D. Sgro, CFA	20,000	Chief Financial Officer
Gregory R. Monahan	20,000	Stockholder

Inside Stockholder Escrow

These shares are being held in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement, until one year after our consummation of a business combination. These shares may be released from escrow earlier than this date if, after we’ve consummated a business combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. During the escrow period, these shares cannot be sold, but the holders of these shares will retain all other rights as stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, none of the holders of these shares will receive any portion of the liquidation proceeds with respect to common stock owned by them prior to our initial public offering.

Initial Stockholder Warrant Purchase

In connection with the closing of our offering, we sold 1,136,364 initial stockholder warrants to the individuals set forth below for $1,250,000 in cash, at a purchase price of $1.10 per warrant as follows:

Name	Number of Initial Stockholder Warrants	Relationship to Us
Eric S. Rosenfeld	863,636	Chairman of the Board, Chief Executive Officer and President
Leonard B. Schlemm	68,182	Director
Jon Bauer	68,182	Director
Colin D. Watson	68,182	Director
Gotham Capital V LLC	68,182	Entity controlled by Joel Greenblatt, our Special Advisor

Registration Rights

The holders of the majority of the above-referenced shares, including the shares of common stock underlying the above-referenced initial stockholder warrants, will be entitled to make up to two demands that we register such shares, the initial stockholder warrants and the shares of common stock underlying the initial stockholder warrants pursuant to a registration rights agreement entered into in connection with our public offering. The holders of the majority of the initial shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the insider warrants (or underlying securities) can elect to exercise these registration rights at any time after we consummate a business combination. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. We will bear the expenses incurred in connection with the filing of any such registration statements.

Other Transactions

We have agreed to pay Crescendo Advisors II LLC, an affiliate of Eric S. Rosenfeld, our chairman, chief executive officer and president, approximately $7,500 per month for office space and administrative support services. Through December 31, 2007, an aggregate of $112,016 has been paid for such services. Amounts due for subsequent periods are being accrued.

We will reimburse our officers and directors for any out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of accountable out-of-pocket expenses reimbursable by us, which will be reviewed only by our board or a court of competent jurisdiction if such reimbursement is challenged, provided that no proceeds held in the trust account will be used to reimburse out-of-pocket expenses prior to a business combination.

Other than the reimbursable out-of-pocket expenses payable to our officers and directors and our administrative services agreement with Crescendo Advisors II LLC, no compensation of any kind, including finder’s and consulting fees, will be paid to any of our initial stockholders, including our officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with a business combination.

We intend to require that all ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties and such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our non-interested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel.

Primoris Related Person Transactions

During the past three (3) years, Primoris has entered into various transactions with Stockdale Investment Group, Inc. (“SIGI”). The majority stockholder, chief executive officer, president and chairman of the board of directors of Primoris, Brian Pratt, also holds a majority interest in SIGI. In addition, the following officers and directors of Primoris also serve as officers and/or directors of SIGI (with their respective positions with SIGI reflected in parentheses): Brian Pratt (chairman and director), John P. Schauerman (president and director), Scott E. Summers (vice president and director), John M. Perisich (secretary), and Arline Pratt (director).

Primoris leases some of its facilities, employees and certain construction and transportation equipment from SIGI. All of these leases are at market rates and are on similar terms as would be negotiated with an independent third party in an arms-length transaction.

Primoris leases properties from SIGI located in Bakersfield, Pittsburg and San Dimas, California, as well as a property in Pasadena, Texas. In 2005, 2006 and 2007, Primoris paid $283,140, $358,497 and $555,375 in lease payments to SIGI for the use of these properties, respectively. The lease for the Bakersfield property commenced on 11/1/2003 and will terminate on 10/31/2015, with Primoris having an option to extend for two (2) additional seven (7) year terms. The lease for the Pittsburg property commenced on 10/1/2002 and will terminate on 9/30/2014, with Primoris having an option to extend for two (2) additional seven (7) year terms. The lease for the San Dimas property commenced on 4/1/2007 and will terminate on 3/30/2019, with Primoris having an option to extend for two (2) additional seven (7) year terms. The lease for the Pasadena property commenced on 8/9/2007 and will terminate on 7/31/2019, with Primoris having an option to extend for two (2) additional seven (7) year terms. Management of Primoris believes that all of these leases are at market rates and are on similar terms as would be negotiated with an independent third party in an arms-length transaction.

During the past three (3) years, SIGI has leased to Primoris certain construction equipment. In 2005, 2006 and 2007, Primoris paid $411,600, $445,900 and $307,086, respectively, in lease payments to SIGI for the use of this equipment. The Company will purchase the equipment from SIGI on the closing date of the merger for a purchase price of $1,135,000. The purchase price was determined using a fair market value appraisal by Ritchie Bros. Auctioneers.

During the past three (3) years, SIGI has leased to Primoris certain transportation equipment. In 2005, 2006 and 2007, Primoris paid $129,350, $129,350 and $240,932, respectively in lease payments to SIGI for the use of this equipment. This lease commenced on 5/1/2004 and terminates on 4/30/2012.

Primoris leases a property from Roger Newnham, one of its managers at Born Heaters Canada. The property is located in Calgary, Canada. In 2005, 2006 and 2007, Primoris paid $53,822, $242,280 and $279,348, respectively in lease payments to Mr. Newnham for the use of this property. The lease for the Calgary property commenced in 2005 and terminates in 2008, with Primoris having an option to extend for three (3) years thereafter.

From time to time, Primoris has made cash advances to certain of its stockholders. These advances are non-interest bearing and have no set repayment terms. As of December 31, 2007, no amounts advanced by Primoris to its stockholders were outstanding.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Rhapsody directors, officers and persons owning more than 10% of Rhapsody common stock to file reports of ownership and changes of ownership with the Securities ad Exchange Commission. Based on its review of the copies of such reports furnished to Rhapsody, or representations from certain reporting persons that no other reports were required, Rhapsody believes that all applicable filing requirements were complied with during the fiscal year ended March 31, 2008.

DESCRIPTION OF RHAPSODY COMMON STOCK AND OTHER SECURITIES

General

On October 10, 2006, Rhapsody closed its initial public offering of 5,175,000 units with each unit consisting of one share of its common stock and one warrant, each to purchase one share of its common stock at an exercise price of $5.00 per share. The units were sold at an offering price of $8.00 per unit, generating total gross proceeds of $41,400,000. Rhapsody’s units, common stock and warrants are traded on the OTC Bulletin Board under the symbols RPSDU, RPSD, and RPSDW, respectively. The closing price for each unit, share of common stock, warrant of Rhapsody on February 18, 2008, the last trading day before announcement of the execution of the merger agreement, was $9.05, $7.25 and $1.25, respectively.

The certificate of incorporation of Rhapsody authorizes the issuance of 15,000,000 shares of common stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001. As of the record date, 6,300,000 shares of common stock were outstanding and no shares of preferred stock were outstanding. The number of authorized shares of common stock will be increased to 60,000,000 upon approval of the merger proposal and the charter amendment proposal and the filing of an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. In connection with the vote required for any business combination, all of the existing stockholders, including all officers and directors of Rhapsody, have agreed to vote their respective shares of common stock owned by them immediately prior to the IPO in accordance with the vote of the holders of a majority of the Public Shares present in person or represented by proxy and entitled to vote at the special meeting. This voting arrangement does not apply to shares included in units purchased in the IPO or purchased following the IPO in the open market by any of Rhapsody’s stockholders, officers and directors. Rhapsody’s stockholders, officers and directors may vote their shares in any manner they determine, in their sole discretion, with respect to any other items that come before a vote of our stockholders.

Rhapsody will proceed with the merger only if stockholders who own at least a majority of the Public Shares, present in person or by proxy at the meeting and entitled to vote, vote in favor of the merger and stockholders owning fewer than 20% of the Public Shares exercise conversion rights discussed below.

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors standing for election in each class.

If Rhapsody is required to liquidate, the holders of the Public Shares will be entitled to share ratably in the trust account, inclusive of any interest, and any net assets remaining available for distribution to them after payment of liabilities. Holders of common stock issued prior to Rhapsody’s IPO have agreed to waive their rights to share in any distribution with respect to common stock owned by them prior to the IPO if Rhapsody is forced to liquidate.

Holders of Rhapsody common stock do not have any conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock, except that the holders of the Public Shares have the right to have their Public Shares converted to cash equal to their pro rata share of the trust account if they vote against the merger proposal, properly demand conversion and the merger is approved and completed. Holders of common stock who convert their stock into their shares of the trust account still have the right to exercise the warrants that they received as part of the units.

Preferred Stock

The certificate of incorporation of Rhapsody authorizes the issuance of 1,000,000 shares of a blank check preferred stock with such designations, rights and preferences as may be determined from time to time by Rhapsody’s board of directors. Accordingly, Rhapsody’s board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock, although Rhapsody has entered into an underwriting agreement which prohibits Rhapsody, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust account, or which votes as a class with the common stock on a business combination. Rhapsody may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of Rhapsody. There are no shares of preferred stock outstanding and Rhapsody does not currently intend to issue any preferred stock.

Warrants

Rhapsody currently has outstanding 6,311,364 redeemable common stock purchase warrants and a unit purchase option (exercisable at $8.80 per unit) to purchase 450,000 units, each consisting of one share of common stock and one warrant to purchase an additional share of common stock. Each warrant, including the warrants included in the unit purchase option, and subject to registration or qualification as described below, entitles the registered holder to purchase one share of our common stock at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on the completion of the merger. The warrants expire on October 2, 2010 at 5:00 p.m., New York City time. Rhapsody may call the warrants for redemption:

•	in whole and not in part;
•	at a price of $0.01 per warrant at any time after the warrants become exercisable;
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•	if, and only if, the reported closing price of the common stock equals or exceeds $11.50 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or Rhapsody’s recapitalization, reorganization, acquisition or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below the exercise price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to Rhapsody, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant (including the insider warrants) to do so on a “cashless basis.” If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering his, her or its warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after a business combination.

No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of a warrant agreement, Rhapsody has agreed to use its best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. However, there is no assurance that Rhapsody will be able to do so. If the prospectus relating to the common stock issuable upon exercise of the warrants is not current, holders will be unable to exercise their warrants and Rhapsody will not be required to net cash settle or cash settle the warrant exercise. Accordingly, the warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

Transfer Agent and Warrant Agent

The transfer agent for Rhapsody’s securities and warrant agent for Rhapsody’s warrants is Continental Stock Transfer & Trust Company 17 Battery Place, New York, New York 10004; telephone (212) 509-5100.

PRICE RANGE OF RHAPSODY SECURITIES AND DIVIDENDS

Rhapsody’s units, common stock and warrants are quoted on the OTC BB under the symbols RPSDU, RPSD and RPSW, respectively. The following table sets forth the range of high and low closing bid prices for the units, common stock and warrants for the periods indicated since the units commenced public trading on October 4, 2006 and since the common stock and warrants commenced public trading on October 26, 2006.

	Units		Common Stock		Warrants
	High	Low	High	Low	High	Low
2008:
Second Quarter (through April 16, 2008)	10.08	10.08	7.94	7.80	2.18	2.05
First Quarter	10.70	8.70	7.99	7.56	2.67	1.10
2007:
Fourth Quarter	9.35	8.80	7.54	7.43	1.65	1.30
Third Quarter	9.15	8.65	7.50	7.37	1.52	1.25
Second Quarter	8.95	8.60	7.42	7.28	1.51	1.30
First Quarter	9.00	8.60	7.51	7.30	1.49	1.18
2006:
Fourth Quarter	8.50	7.96	7.25	7.10	1.25	0.78

The closing price for each share of common stock, warrant and unit of Rhapsody on February 18, 2008, the last trading day before announcement of the execution of the merger agreement, was $7.75, $1.25 and $9.05, respectively. As of , 2008, the record date for the Rhapsody special meeting, the closing price for each share of common stock, warrant and unit of Rhapsody was $, $ and $, respectively.

Holders of Rhapsody common stock, warrants and units should obtain current market quotations for their securities. The market price of Rhapsody common stock, warrants and units could vary at any time before the merger.

Holders

As of , 2008, there were  holders of record of Rhapsody units,  holders of record of Rhapsody common stock and  holders of record of Rhapsody warrants. Rhapsody believes that the beneficial holders of the units, common stock and warrants to be in excess of 400 persons each.

Dividends

Rhapsody has not paid any dividends on its common stock to date and does not intend to pay dividends prior to the completion of the merger. The merger agreement provides that, following the closing, Rhapsody’s board of directors shall initially declare and pay annual dividends on its common stock at a rate of not less than $0.10 per share; provided, however, that the board of directors shall not declare any such dividend unless, at the time of declaration, there is adequate surplus for such declaration under the DGCL, or if the board of directors, in the exercise of their business judgment, believes that it would be prudent to cancel or modify the dividend payment. The payment of dividends subsequent to the merger will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the merger, as well as contractual restrictions and other considerations deemed relevant by our then board of directors.

APPRAISAL AND DISSENTER’S RIGHTS

Rhapsody

Rhapsody stockholders do not have appraisal rights under the DGCL in connection with the merger.

Primoris

Holders of Primoris common stock are entitled to exercise dissenters’ rights under Chapter 92A, Sections 92A.300 through 92A.500 of the Nevada Revised Statutes. A stockholder of Primoris will be entitled to relief as a dissenting stockholder if and only if he or she complies strictly with all of the procedural and other requirements of Sections 92A.300 through 92A.500 of the Nevada Revised Statutes. The following summary does not purport to be a complete statement of the method of compliance with Sections 92A.300 through 92A.500. The following summary is qualified in its entirety by reference to the copy of Sections 92A.300 through 92A.500 attached hereto as Annex I.

Nevada Revised Statutes Section 92A.380

Stockholders of a Nevada corporation have the right to dissent from certain corporate actions in certain circumstances. According to Nevada Revised Statutes Section 92A.380.1(a)(1), these circumstances include consummation of a merger requiring approval of the corporation’s stockholders. Stockholders who are entitled to dissent are also entitled to demand payment in the amount of the fair value of their shares.

Nevada Revised Statutes Section 92A.410 and Section 92A.420

According to Nevada Revised Statutes Section 92A.420.1, stockholders of Primoris who wish to assert dissenters’ rights:

•	must deliver to Primoris BEFORE the vote is taken at the Primoris [special] meeting written notice of their intent to demand payment for their Primoris common stock if the merger is completed, and
•	must not vote their shares in favor of the merger agreement.

Stockholders failing to satisfy these requirements will not be entitled to dissenters’ rights under Chapter 92A of the Nevada Revised Statutes.

Nevada Revised Statutes Section 92A.430

A written dissenter’s notice (a “Dissenter’s Notice”) will thereafter be sent by the “subject corporation” to all stockholders of Primoris who satisfied these two requirements (written notice of intent to demand payment and not voting in favor of the merger). Nevada Revised Statutes Section 92A.430.1. The written dissenters’ notice is required to be sent within ten days after we complete the merger. According to Section 92A.335 of the dissenters’ rights statute, Primoris is deemed to be the “subject corporation” before the merger occurs, but Rhapsody will be the “subject corporation” after the merger occurs. The Dissenter’s Notice to be sent by Rhapsody must include:

•	a statement of where the demand for payment is to be sent and where and when certificates for Primoris common stock are to be deposited;
•	a statement informing the holders of Primoris common stock not represented by certificates to what extent the transfer of such shares will be restricted after the demand for payment is received;
•	a form for demanding payment. This form will require stockholders asserting dissenters’ rights to certify whether they acquired beneficial ownership of the shares before the date when the terms of the merger were announced to the news media or the stockholders (the “Announcement Date,” which was February 20, 2008);
•	a date by which the subject corporation must receive the demand for payment, which may not be fewer than 30 or more than 60 days after the date the Dissenter’s Notice was delivered; and
•	a copy of Section 92A.300 through Section 92A.500 of the Nevada Revised Statutes.

Nevada Revised Statutes Section 92A.440

Primoris stockholders exercising dissenters’ rights must thereafter:

•	demand payment;
•	certify whether they acquired beneficial ownership of Primoris common stock before the February 20, 2008 Announcement Date; and
•	deposit their certificates in accordance with the terms of the Dissenter’s Notice.

Nevada Revised Statutes Section 92A.440.3 provides that stockholders of Primoris who fail to demand payment or deposit their certificates where required by the dates set forth in the Dissenters’ Notice will not be entitled to payment for the shares as provided under Chapter 92A of the Nevada Revised Statutes. A stockholder who desires to exercise dissenters’ rights but who fails to follow the foregoing procedures will not be entitled to demand payment of and receive the fair value of his shares of Primoris pursuant to the dissenters’ rights statute included herewith as Annex I. Instead, that stockholder would receive the same merger consideration per share as those other stockholders of Primoris who do not exercise dissenters’ rights will receive.

Nevada Revised Statutes Section 92A.460

Rhapsody will be required under Nevada Revised Statutes Section 92A.460.1 to pay each dissenter who complied with Section 92A.440 (demand for payment; certification that he or she acquired the shares before the February 20, 2008 Announcement Date; and deposit of share certificates) the amount Rhapsody estimates to be the fair value of the dissenter’s shares of Primoris common stock, plus accrued interest. The payment must be made by Rhapsody within 30 days after Rhapsody receives the dissenter’s demand for payment. The payment must be accompanied by:

•	a copy of Rhapsody’s financial statements for the year ended December 31, 2007 as well as Rhapsody’s most current interim financial statements;
•	a statement of Rhapsody’s estimate of the fair value of the dissenter’s shares of Primoris common stock;
•	an explanation of how interest was calculated;
•	a statement of the dissenter’s rights to demand payment under Section 92A.480 of the Nevada Revised Statutes of the dissenter’s estimate of the value of the Primoris common stock (discussed below); and
•	a copy of Section 92A.300 through Section 92A.500 of the Nevada Revised Statutes.

Nevada Revised Statutes Section 92A.470

However, Rhapsody may withhold payment from dissenters who became the beneficial owners of shares of Primoris common stock on or after the February 20, 2008 Announcement Date. Nevada Revised Statutes Section 92A.470.1. If payment is withheld in this fashion by Rhapsody, it must estimate the fair value of the dissenter’s shares of Primoris common stock (plus accrued interest) and offer to pay this amount to each dissenter in full satisfaction of his demand. Rhapsody would have to send this offer to all dissenters with a statement of Rhapsody’s estimate of the fair value of the shares of Primoris common stock, an explanation of how interest was calculated and a statement of the dissenters’ rights to demand payment under Section 92A.480 of the Nevada Revised Statutes.

Nevada Revised Statutes Section 92A.480

Nevada Revised Statutes Section 92A.480 provides that a dissenter who believes that the amount paid under Section 92A.460 or offered under Section 92A.470 is less than the full value of his shares of Primoris common stock or that the interest due is incorrectly calculated, may, within 30 days after Rhapsody made or offered payment for the shares, either (i) notify Rhapsody in writing of his own estimate of the fair value of the shares of Primoris common stock and the amount of interest due and demand payment of this estimate (less any payments made under Section 92A.460 of the Nevada Revised Statutes), or (ii) reject the offer for payment made by Rhapsody under Section 92A.470 and demand payment of the fair value of his shares and interest due.

Nevada Revised Statutes Section 92A.490

If a demand for payment remains unsettled, Rhapsody must commence a court proceeding within 60 days after receiving a demand, petitioning the court to determine the fair value of the shares of Primoris common stock and accrued interest. All dissenters whose demands remain unsettled would be made a party to such proceeding, which would be conducted in the district court of Washoe County, Nevada. If Rhapsody fails to do so, it would be required under Section 92A.490 to pay the amount demanded to each dissenter whose demand remains unsettled.

Any dissenters who are made a party to the proceedings will be entitled to a judgment:

•	for the amount determined by the district court to represent the fair value of their shares, plus accrued interest, less any amount paid pursuant to Section 92A.460 of the Nevada Revised Statutes; or
•	for the amount determined by the district court to represent the fair value of shares acquired on or after the February 20, 2008 Announcement Date, plus accrued interest, if and to the extent Rhapsody withheld payment for those shares under Section 92A.470.

Nevada Revised Statutes Section 92A.500

The district court would assess the costs of the proceedings to determine the fair value of shares of Primoris common stock against Rhapsody, unless the court finds that all or some of the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess against Rhapsody or the dissenters the fees and expenses of counsel and experts for the respective parties, in the amount the court finds equitable.

THE REQUIRED DISSENTERS’ RIGHTS PROCEDURE MUST BE FOLLOWED EXACTLY OR ANY DISSENTERS’ RIGHTS MAY BE LOST.

STOCKHOLDER PROPOSALS

The Rhapsody 2009 annual meeting of stockholders will be held on or about , 2009 unless the date is changed by the board of directors. If you are a stockholder and you want to include a proposal in the proxy statement/prospectus for the year 2009 annual meeting, you need to provide it to us by no later than , 2008. You should direct any proposals to our secretary at Rhapsody’s principal office which will be located at 26000 Commercentre Drive, Lake Forest, California 92630. If you want to present a matter of business to be considered at the year 2009 annual meeting, under Rhapsody’s by-laws you must give timely notice of the matter, in writing, to our secretary. To be timely, the notice has to be given between , 2009 and , 2009. If Rhapsody is liquidated as a result of not consummating a business combination transaction on or before October 3, 2008, there will be no annual meeting in 2009.

LEGAL MATTERS

Graubard Miller will pass upon the validity of the common stock issued in connection with the merger and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Primoris Corporation and its subsidiaries for each of the fiscal years in the three year period ended December 31, 2007 included in this proxy statement/prospectus have been audited by Moss Adams LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein.

The financial statements of Rhapsody Acquisition Corp. as of March 31, 2007, and for the period then ended, included in this proxy statement/prospectus have been so included in the reliance on a report of BDO Seidman, LLP, an independent registered public accounting firm, appearing elsewhere herein given on the authority of said firm, as experts in auditing and accounting.

Representatives of Moss Adams LLP and BDO Seidman, LLP will be present at the stockholder meeting or will be available by telephone with the opportunity to make statements and to respond to appropriate questions.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Rhapsody and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of Rhapsody’s annual report to stockholders and Rhapsody’s proxy statement/prospectus. Upon written or oral request, Rhapsody will deliver a separate copy of the annual report to stockholder and/or proxy statement/prospectus to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents in the future. Stockholders receiving multiple copies of such documents may likewise request that Rhapsody deliver single copies of such documents in the future. Stockholders may notify Rhapsody of their requests by calling or writing Rhapsody at its principal executive offices at 825 Third Avenue, 40th Floor, New York, NY 10022, (212) 319-7676.

WHERE YOU CAN FIND MORE INFORMATION

Rhapsody files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may read and copy reports, proxy statements and other information filed by Rhapsody with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. You may access information on Rhapsody at the SEC web site containing reports, proxy statement/prospectus and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to Rhapsody has been supplied by Rhapsody, and all such information relating to Primoris has been supplied by Primoris. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the merger, you should contact via phone or in writing:

Arnaud Ajdler,
Secretary
Rhapsody Acquisition Corp.
825 Third Avenue, 40th Floor
New York, New York 10022
(212) 319-7676

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Primoris Corporation

We have audited the accompanying consolidated balance sheets of Primoris Corporation (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Primoris Corporation as of December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2007, the Company adopted the provisions of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, and interpretation of SFAS No. 109, Accounting for Income Taxes” (“FIN 48”).

/s/ Moss Adams, LLP

Irvine, California
April 18, 2008

PRIMORIS CORPORATION

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Amounts)

	December 31,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$62,966	$13,115
Restricted cash	9,984	7,192
Accounts receivable, net	113,307	105,915
Costs and estimated earnings in excess of billings	11,085	14,487
Inventory	2,458	2,435
Prepaid expenses and other current assets	1,793	923
Total current assets	201,593	144,067
Property and equipment, net	16,143	12,143
Other assets	922	476
Investment in non-consolidated entities	—	3,590
Other intangible assets, net	88	220
Goodwill	2,227	1,813
Total assets	$220,973	$162,309
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$66,792	$51,829
Billings in excess of costs and estimated earnings	54,143	27,631
Accrued expenses and other current liabilities	18,215	15,425
Distributions payable	6,115	—
Current portion of long-term debt	4,858	2,943
Total current liabilities	150,123	97,828
Long-term debt, net of current portion	22,641	21,328
Other long-term liabilities	1,286	946
Total liabilities	174,050	120,102
Commitments and contingencies
Stockholders’ equity
Common stock – $.001 stated value;
Authorized: 250,000 shares; issued and outstanding: 4,368 and 4,320 at December 31, 2007 and 2006, respectively	—	—
Additional paid-in capital	1,307	803
Retained earnings	45,513	41,301
Accumulated other comprehensive income	103	103
Total stockholders’ equity	46,923	42,207
Total liabilities and stockholders’ equity	$220,973	$162,309

See accompanying notes.

PRIMORIS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(In Thousands)

	Year Ended December 31,
	2007	2006	2005
Revenues	$547,666	$439,405	$362,485
Cost of revenues	488,314	399,917	333,716
Recovery of estimated losses on uncompleted contracts	—	(462)	3,623
Gross profit	59,352	39,950	25,146
Selling, general and administrative expenses	29,517	26,769	21,226
Operating income	29,835	13,181	3,920
Other income (expense):
(Loss) income from non-consolidated entities	(1,359)	1,800	789
Foreign exchange gain (loss)	(471)	168	—
Interest income	1,750	595	208
Interest expense	(1,773)	(1,319)	(997)
Income before provision for income taxes	27,982	14,425	3,920
Provision for income taxes	(848)	(1,197)	(18)
Income from continuing operations	27,134	13,228	3,902
(Loss) gain on discontinued operations	—	(28)	1,519
Net income	$27,134	$13,200	$5,421

See accompanying notes.

PRIMORIS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In Thousands, Except Share Amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accum. Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2004	4,416	$—	$1,535	$27,629	$242	$29,406
Components of comprehensive income:
Net income	—	—	—	5,421	—	5,421
Currency translation adjustment	—	—	—	—	(139)	(139)
Other comprehensive income						5,282
Issuance of common stock	33	—	229	—	—	229
Repurchase of common stock	(19)	—	(133)	—	—	(133)
Distributions to stockholders	—	—	—	(2,769)	—	(2,769)
Balance, December 31, 2005	4,430	—	1,631	30,281	103	32,015
Net income	—	—	—	13,200	—	13,200
Issuance of common stock	54	—	402	—	—	402
Repurchase of common stock	(164)	—	(1,230)	—	—	(1,230)
Distributions to stockholders	—	—	—	(2,180)	—	(2,180)
Balance, December 31, 2006	4,320	—	803	41,301	103	42,207
Net income	—	—	—	27,134	—	27,134
Issuance of common stock	150	—	1,569	—	—	1,569
Repurchase of common stock	(102)	—	(1,065)	—	—	(1,065)
Distributions to stockholders	—	—	—	(22,922)	—	(22,922)
Balance, December 31, 2007	4,368	$—	$1,307	$45,513	$103	$46,923

See accompanying notes.

PRIMORIS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	$27,134	$13,200	$5,421
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,647	4,908	5,379
Amortization of other intangible assets	132	340	76
Gain on sale of property and equipment	(258)	(414)	(1,098)
Loss (income) from non-consolidated entities	1,359	(1,800)	(789)
Loss (profit) on discontinued operations	—	28	(1,519)
Foreign currency translation	—	—	(139)
Changes in assets and liabilities:
Restricted cash	(2,792)	473	(184)
Accounts receivable	(7,392)	(46,810)	2,496
Costs and estimated earnings in excess of billings	3,402	3,883	(2,246)
Inventory, prepaid expenses and other current assets	(893)	206	3,449
Distributions received from joint venture	2,880	—	—
Other assets	(446)	213	138
Accounts payable	14,963	8,282	4,601
Billings in excess of costs and estimated earnings	26,512	15,847	(8,398)
Accrued expenses and other current liabilities	976	382	1,435
Other long-term liabilities	340	227	345
Net cash from discontinued operations	—	307	2,029
Net cash provided by (used in) operating activities	70,564	(728)	10,996
Cash flows from investing activities:
Purchase of property and equipment	(2,185)	(1,459)	(1,726)
Proceeds from sale of property and equipment	310	581	3,008
Cash paid for acquisition of subsidiaries	(414)	(1,822)	(1,287)
Net cash from discontinued operations	—	—	512
Net cash provided by (used in) investing activities	(2,289)	(2,700)	507
Cash flows from financing activities:
Proceeds from short-term borrowings	1,221	—
Proceeds from issuance of long-term debt	—	5,381	8,662
Repayment of long-term debt	(3,342)	(2,734)	(6,758)
Repurchase of common stock	(1,065)	(1,230)	(133)
Proceeds from issuance of common stock	1,569	402	229
Cash distributions to stockholders	(16,807)	(2,180)	(2,769)
Net cash used in financing activities	(18,424)	(361)	(769)
Net change in cash and cash equivalents	49,851	(3,789)	10,734
Cash and cash equivalents at beginning of year	13,115	16,904	6,170
Cash and cash equivalents at end of the year	$62,966	$13,115	$16,904

See accompanying notes.

PRIMORIS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS – (continued)
(In Thousands)

SUPPLEMENTAL DISCLOSURES OF CASHFLOW INFORMATION

	Year Ended December 31,
	2007	2006	2005
Cash paid during the year for:
Interest	$1,773	$1,217	$835
Income taxes	$1,798	$21	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Obligations incurred for the acquisition of property and equipment	$6,570	$—	$596
Obligations incurred for the refinancing of long-term debt	$—	$18,188	$11,424
Accrued distributions to stockholders	$6,115	$—	$—

See accompanying notes.

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization, Business and Basis of Presentation

Primoris Corporation (“Primoris”), a Nevada corporation, is currently organized as an S-corporation. Primoris’ consolidated financial statements include the accounts of Primoris and its wholly-owned subsidiaries ARB, Inc., ARB Structures, Inc., Onquest, Inc., Born Heaters Canada, ULC, Cardinal Contractors, Inc., Cardinal Mechanical, L.P., Pipeline Trenching LLC, Stellaris LLC and ARB Ecuador, Ltda., collectively referred to hereinafter as the “Company.” All significant intercompany transactions have been eliminated in consolidation.

The Company is engaged in various construction and engineering activities. The Company’s underground and directional drilling operations install, replace and repair natural gas, petroleum, telecommunications and water pipeline systems. The Company’s industrial, civil and engineering operations construct and provide maintenance services to industrial facilities including power plants, petrochemical facilities, other processing plants, and construct multi-level parking structures.

ARB, Inc., ARB Structures, Inc. and Stellaris, LLC are headquartered in Lake Forest, California. Onquest, Inc. is headquartered in San Dimas, California. Born Heaters Canada, ULC is headquartered in Calgary, Alberta, Canada. Cardinal Contractors, Inc. is headquartered in Sarasota, Florida. Cardinal Mechanical, L.P. and Pipeline Trenching, LLC are headquartered in Texas. ARB Ecuador Ltda. is headquartered in Quito, Ecuador.

Note 2 — Summary of Significant Accounting Policies

Basis of presentation — The accompanying consolidated financial statements have been prepared in accordance with accounting standards generally accepted in the United States.

Principles of consolidation — The accompanying consolidated financial statements include the accounts of the Company, all majority-owned subsidiaries, and the Company’s equity interests in ARB Arendal, SRL de CV, and others. All significant intercompany transactions have been eliminated.

The investment in non-consolidated entities represents the Company’s investment and its share of profits and losses allocated to the Company in accordance with the provisions of each agreement, based upon the equity method of accounting.

Operating cycle — Assets and liabilities relating to long-term construction contracts are included in current assets and current liabilities in the accompanying consolidated balance sheets, since they are expected to be realized or liquidated in the normal course of contract completion, although completion may require more than one year.

Cash and cash equivalents — The Company considers all highly liquid investments with an original maturity when purchased of ninety days or less to be cash equivalents.

Significant Risks and Uncertainties

General matters — The Company has significant working capital invested in assets that may have a liquidation period extending beyond one year. The Company has claims receivable and retention due from various customers and others that are currently in dispute, the realization of which is subject to binding arbitration, final negotiation or litigation. Although management believes that it will be successful in collecting these amounts, the amounts ultimately collected upon final resolution of these matters may materially differ from the carrying value currently presented in the accompanying consolidated balance sheet.

Foreign operations — The Company maintains operations outside of the United States. In addition to its investment in ARB Arendal (Note 7) and its discontinued operations in Chile (Note 8), the Company also maintains operations in Ecuador and Canada.

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies  – (continued)

Equity method accounting — Partially owned equity affiliates are accounted for under the equity method of accounting. Equity method investments are recorded at cost and are adjusted periodically to recognize the Company’s proportionate share of the affiliate’s income or loss, additional contributions made and dividends and capital distributions received. In the event any of the partially owned equity affiliates were to incur a loss and the Company’s cumulative proportionate share of the loss exceeded the carrying amount of the equity method investment, application of the equity method would be suspended and the Company’s proportionate share of further losses would not be recognized until the Company committed to provide further financial support to the affiliate. The Company would resume application of the equity method once the affiliate becomes profitable and the Company’s proportionate share of the affiliate’s earnings equals the Company’s cumulative proportionate share of losses that were not recognized during the period the application of the equity method was suspended.

Fixed-price contracts — Historically, substantial portions of the Company’s revenues have been generated principally under fixed-price contracts. Fixed-price contracts carry certain inherent risks, including underestimation of costs, problems with new technologies and economic and other changes that may occur over the contract period. The Company recognizes revenues using the percentage-of-completion method for fixed-price contracts, which may result in uneven and irregular results. Unforeseen events and circumstances can alter the estimate of the costs and potential profit associated with a particular contract. To the extent that original cost estimates are modified, estimated costs to complete increase, delivery schedules are delayed, or progress under a contract is otherwise impeded, cash flow, revenue recognition and profitability from a particular contract may be adversely affected.

Cash concentration — The Company places its cash with high credit quality financial institutions. The Company maintains cash balances in excess of federally insured limits. Management believes that this risk is not significant.

Collective bargaining agreements — A significant portion of the Company’s labor force is subject to collective bargaining agreements. Upon renegotiation of such agreements, the Company could be exposed to increases in hourly costs and work stoppages.

Worker’s compensation insurance — The Company self-insures worker’s compensation claims to a certain level. The Company maintained a self-insurance reserve totaling approximately $4,400 and $4,100 at December 31, 2007and 2006, respectively. The amount is included in “accrued expenses and other current liabilities” on the accompanying consolidated balance sheets. Actual payments that may be made in the future could materially differ from such reserve.

Fair value of financial instruments — The consolidated financial statements include financial instruments whereby the fair market value may differ from amounts reflected on a historical basis. Financial instruments of the Company consist of cash, accounts receivable, accounts payable, and certain accrued liabilities. The carrying value of the Company’s notes payable approximates fair value based on comparison with current prevailing market rates for loans of similar risks and maturities. The Company’s other financial instruments generally approximate fair market value based on the short-term nature of these instruments.

Functional currencies and foreign currency translation — Through its subsidiaries, the Company maintains foreign operations in Canada, Ecuador and Chile.

The United States dollar is the functional currency in Canada and Ecuador, as substantially all monetary transactions are made in that currency, and other significant economic facts and circumstances currently support that position. As these factors may change in the future, the Company periodically assesses its position with respect to the functional currency of foreign subsidiaries. Included in other income are foreign exchange losses of $471 in 2007 and an exchange gain of $168 in 2006.

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies  – (continued)

The Chilean peso is the functional currency in Chile as it most appropriately reflects the current economic facts and circumstances of the operations. Assets and liabilities recorded in Chilean peso are translated at the exchange rate on the balance sheet date. Income and expense accounts are translated at the average monthly exchange rate during the period. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income or loss. The Company’s operations in Chile are not significant and therefore, translation adjustments in 2007 and 2006 are nominal and not recorded.

Accounts receivable — Contract receivables are primarily concentrated with public and private companies and governmental agencies located throughout the United States, Canada and Ecuador. Credit terms for payment of products and services are extended to customers in the normal course of business and no interest is charged. The Company requires no collateral from its customers, but follows the practice of filing statutory liens or stop notices on all construction projects when collection problems are anticipated. The Company uses the allowance method of accounting for losses from uncollectible accounts. Under this method an allowance is provided based upon historical experience and management’s evaluation of outstanding contract receivables at the end of each year. Receivables are written off in the year deemed uncollectible. The allowance for doubtful accounts at December 31, 2007 and 2006 was $200.

Inventory — Inventory consists of materials and expendable construction equipment used in construction projects and is valued at the lower of cost, using first-in, first-out method, or market.

Property and equipment — Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, usually ranging from three to thirty years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

The Company assesses the recoverability of property and equipment by determining whether the depreciation of property and equipment over its remaining life can be recovered through projected undiscounted future cash flows. The amount of property and equipment impairment, if any, is measured based on fair value and is charged to operations in the period in which property and equipment impairment is determined by management. As of December 31, 2007 and 2006, the Company’s management has not identified any material impairment of its property and equipment.

Revenue recognition — Revenues from fixed-priced contracts are recognized on the percentage-of-completion method based primarily on the ratio of contract costs incurred to date to total estimated contract costs on a per contract basis. Because of inherent uncertainties in estimating costs to complete, it is at least reasonably possible that the estimates used will change in the near term.

Contract costs include all direct costs of labor, subcontractors, materials and equipment as well as those indirect costs that relate to contract performance. Selling, general and administrative costs are charged to expense as incurred. The Company maintains an allowance for contract losses for periods in which such losses are known and determinable. The Company includes the “Provision for estimated losses on uncompleted contracts” in accrued expenses. For the year ended December 31, 2005, the provision for estimated losses on uncompleted contracts was $ 3,623. During the year ended December 31, 2006, the provision for estimated losses on uncompleted contracts was increased by $559. This was offset by reductions in the provision for estimated losses on uncompleted contracts of $1,021. There was no additional provision or recovery for estimated losses recorded in 2007. Changes in job performance, job conditions, estimated profitability, including those arising from final contract settlements, may result in revisions to costs and income. These revisions are recognized in the period in which the revisions are determined. Claims are included in revenues when realization is probable and amounts can be reliably determined. Revenues in excess of contract costs incurred on claims are recognized only when the amounts have been paid.

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies  – (continued)

The caption “Costs and estimated earnings in excess of billings” represents the excess of contract revenues from fixed-priced contracts recognized under the percentage-of-completion method over billings to date. For those fixed-priced contracts in which billings exceed contract revenues recognized to date, such excesses are included in the caption “Billings in excess of costs and estimated earnings”.

Revenues on cost-plus and time and materials contracts are recognized as the related work is completed.

In accordance with applicable terms of construction contracts, certain retainage provisions are withheld by customers until completion and acceptance of the contracts. Final payments of the majority of such amounts are expected to be receivable in the following operating cycle.

Accounting estimates — The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates. Significant estimates used in preparing these consolidated financial statements include estimated cost to complete which have a direct effect on gross profit.

Significant revision in contract estimate — During the year ended December 31, 2007, certain contracts had revisions in estimates from those projected in 2006. If the revised estimates as of December 31, 2007 had been applied in the prior year, the gross margin earned on these contracts would have resulted in a decrease of approximately $2,600 in 2006 and an increase in 2007.

During the year ended December 31, 2006, certain contracts had revisions in estimates from those projected in 2005. If the revised estimates as of December 31, 2006 had been applied in the prior year, the gross margin earned on these contracts would have resulted in a decrease of approximately $7,600 in 2005 and an increase in 2006.

During the year ended December 31, 2005, certain contracts had revisions in estimates from those projected in 2004. If the revised estimates as of December 31, 2005 had been applied in the prior year, the gross margin earned on these contracts would have resulted in a decrease of approximately $4,700 in 2004 and an increase in 2005.

Comprehensive income — The Company adopted SFAS No. 130, Reporting Comprehensive Income, which specifies the computation, presentation and disclosure requirements for comprehensive income (loss). During the reported periods herein, such amounts were not significant.

Taxes collected from customers — In June 2006, the Financial Accounting Standards Board ratified the consensus reached on Emerging Issues Task Force (“EITF”) Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation). The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 is effective for the first interim or annual reporting period beginning after December 15, 2006. Taxes collected from the Company’s customers are and have been recorded on a net basis. The adoption of EITF 06-03 did not have an effect on the Company’s financial position or results of operations.

Goodwill and other intangible assets — The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142, goodwill and certain intangible assets are not amortized but are subject to an annual impairment test. Goodwill and other intangible assets resulted from the acquisition of Born Heaters, a subsidiary of Onquest, Inc., in 2005 and of Cardinal Contractors, Inc. in 2004 (Note 9).

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies  – (continued)

Income tax — The Company is an S-Corporation for federal and state tax purposes. Therefore, the Company is not directly subject to federal income taxes at the corporate level and is subject to minimal tax in certain states, with its income or loss included in the tax returns of its stockholder. In foreign jurisdictions, income taxes are provided at the Company level. Eligible foreign tax credits are passed through to the stockholder. Substantially all of the provision for income tax relates to California state franchise tax and Canadian taxes. There were no significant deferred income taxes recognized during the years ending December 31, 2007, 2006 and 2005.

Recently Issued Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Primoris is currently assessing the effect of SFAS No. 159 on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures.” This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for Primoris would be the year beginning January 1, 2008. Primoris is currently assessing the potential effect of SFAS No. 157 on its financial statements.

In July 2006, the FASB issued Financial Interpretation Number (“FIN”) 48, “Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. Effective January 1, 2007, Primoris adopted FIN 48, which did not have a material effect on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R replaces SFAS No. 141, “Business Combinations”, although it retains the fundamental requirement in SFAS No. 141 that the acquisition method of accounting be used for all business combinations. SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree, (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (c) determines what information to disclose regarding the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. Primoris is currently assessing the potential effect of SFAS No. 141R on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements.” SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest. Among other matters, SFAS No. 160 requires (a) the noncontrolling interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of income. SFAS No. 160 is effective for Primoris beginning January 1, 2009. SFAS No. 160 is to be applied

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies  – (continued)

prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively for all periods presented. Primoris is currently assessing the potential effect of SFAS No. 160 on its financial statements.

Note 3 — Restricted Cash

Restricted cash consists of contract retention payments placed by customers into escrow cash accounts with a bank. The allowable investments, which can be made in securities in escrow for contract retentions, are limited to highly graded U.S. and municipal government debt obligations, investment grade commercial paper and certificates of deposit which limits credit risk on these balances. Balances in these escrow cash accounts are released to the Company by the customers as the projects are completed in accordance with the terms specified in the contracts.

Note 4 — Accounts Receivable

The following is a summary of accounts receivable at December 31:

	2007	2006
Contracts receivable, net of allowance for doubtful accounts of $200	$96,576	$78,465
Claim receivable	—	5,132
Retention	14,872	18,110
	111,448	101,707
Due from affiliates	502	2,997
Other accounts receivable	1,357	1,211
	$113,307	$105,915

Amounts “due from affiliates” primarily relate to amounts due from related parties (Notes 7 and 13) for the performance of construction contracts. Contract revenues earned from related parties were approximately $12,993, $4,747 and $ 157 for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, amounts due from OMPP (Note 7) totaling $5,708 are included in contracts receivable.

Note 5 — Costs and Estimated Earnings on Uncompleted Contracts

Costs and estimated earnings on uncompleted contracts consist of the following at December 31:

	2007	2006
Costs incurred on uncompleted contracts	$988,472	$813,286
Provision for estimated loss on uncompleted contracts	632	1,673
Gross profit recognized	84,606	54,080
	1,073,710	869,039
Less: billings to date	(1,116,768)	(882,183)
	$(43,058)	$(13,144)

This net amount is included in the accompanying consolidated balance sheet at December 31 under the following captions:

	2007	2006
Costs and estimated earnings in excess of billings	$11,085	$14,487
Billings in excess of cost and estimated earnings	(54,143)	(27,631)
	$(43,058)	$(13,144)

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 6 — Property and Equipment

The following is a summary of property and equipment at December 31:

	2007	2006	Useful Life
Land and buildings	$48	$48	30 years
Leasehold improvements	988	1,061	Lease life
Office equipment	709	682	3 – 5 years
Construction equipment	39,535	34,462	7 years
Transportation equipment	6,992	3,656	5 – 7 years
	48,272	39,909
Less: accumulated depreciation and amortization	(32,129)	(27,766)
Net property and equipment	$16,143	$12,143

Note 7 — Equity Method Investment and Joint Venture

During 2007, the Company established a joint-venture, “Otay Mesa Power Partners” (“OMPP”), for the sole purpose of constructing a power plant near San Diego, California. The Company has a 40% interest in the project and accounts for it using the equity method. ARB, Inc., the Company’s wholly owned subsidiary, acts as one of OMPP’s primary subcontractors. ARB has contracts totaling $15,332 with OMPP and recognized $11,741 in related revenues in 2007 which is included in the contract revenues earned from related parties as stated in Note 4. At December 31, 2007, $5,708 was due from OMPP under these contracts and is included in accounts receivable. The following is a summary of the financial position and results of operations as of and for the year ended December 31, 2007:

Otay Mesa Power Partners
Balance sheet data:
Assets	$37,143
Liabilities	38,769
Net assets	$(1,626)
Company’s equity investment in affiliate	$(651)
Earnings data:
Revenue	$50,893
Gross profit	5,148
Earnings before taxes	$5,573
Company’s equity in earnings	$2,229

The joint venture distributed $7,200 during the year, the Company’s share being $2,880, which was greater than the Company’s earnings allocation of $2,229. The joint venture agreement states that distributions made prior to the completion of the contract are considered advances on account of the related partner’s share as determined at the completion of the underlying contract. The deficit shown in the table above due to the excess distributions received has been classified in accrued expenses on the Company’s consolidated balance sheet.

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 7 — Equity Method Investment and Joint Venture  – (continued)

The Company has a 49% interest in ARB Arendal, SRL de CV (“ARB Arendal”), and accounts for this investment under the equity method. ARB Arendal engages in construction activities in Mexico. The following is a summary of the financial position and results as of and for the years ended December 31:

	2007	2006	2005
ARB Arendal, SRL de CV
Balance sheet data:
Assets	$32,358	$24,217
Liabilities	35,659	16,895
Net assets	$(3,301)	$7,322
Company’s equity investment in affiliate	$—	$3,588
Earnings data:
Revenue	$86,143	$50,653	$55,379
Gross profit	6,642	6,281	5,701
Earnings before taxes	$3,421	$3,673	$1,610
Company’s equity in earnings	$(3,588)	$1,800	$789

Because of the uncertainty on the outcome of the negotiations of ARB Arendal with a major customer in Mexico, the Company determined there was an other than temporary impairment on its investment in ARB Arendal, and has decided to write down its investment to $0.

Note 8 — Discontinued Operations — ARB Chile

During September 2004, the Company decided to cease all operations in Chile. The fixed assets, consisting mainly of construction equipment, were sold locally or repatriated in 2006. Related assets, liabilities, revenues and expenses were insignificant at and for the years ended December 31, 2007 and 2006.

During 2005, ARB Chile prevailed in a legal action against a customer in Chile, resulting in a substantial payment included in the gain on discontinued operations for 2005 of $1,519.

Note 9 — Goodwill and Other Intangible Assets

During 2004, the Company, through its wholly owned subsidiary Cardinal Contractors, Inc., (“Cardinal Contractors”) acquired the net assets of Cardinal Contracting, Inc. and Widell, Inc. (the “Cardinal Acquisition”) for approximately $657. The Cardinal Acquisition was recorded pursuant to the purchase method of accounting, in accordance with SFAS No. 141 Business Combinations (“SFAS 141”). The seller was entitled to earn-out payments of up to $1,400 over a five-year term, the determination of which is based on exceeding pre-established hurdle rates. Amounts paid to the seller under the earn-out agreement increased the total cost of the Cardinal Acquisition. The excess of the Cardinal Acquisition cost over the fair value of the net identifiable tangible assets acquired has been assigned to goodwill, contract backlog, covenant not to compete and trade name in the accompanying consolidated financial statements. At December 31, 2006 and 2005, $519 and $349 respectively was payable under the earn-out agreement. There is no unearned deferred earn-out at December 31, 2007 as all available amounts were earned in the years 2004 through 2006.

During 2005, the Company through its wholly owned subsidiary Born Heater ULC, (“Born”) acquired the net assets of Born Heaters Canada Ltd. and Born Canada Services Ltd. for approximately $1,875 including a put/call option for Company stock valued at $588 (the “Born Acquisition”). The Born acquisition has been

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 9 — Goodwill and Other Intangible Assets  – (continued)

recorded pursuant to the purchase method of accounting in accordance with SFAS 141. The seller is entitled to earn out payments of up to $2,481 over a five year term, the determination of which is based on exceeding pre-established hurdle rates. Amounts paid to the seller under the earn-out agreement increase the total cost of the Born Acquisition. The excess of the Born Acquisition cost over the fair value of the net identifiable tangible assets acquired has been assigned to goodwill, contract backlog, covenant not to compete and trade name in the accompanying consolidated financial statements. During the years ended December 31, 2007 and 2006, $414 and $1,303, respectively, was payable under the earn-out agreement, leaving an unearned deferred earn-out of $764 at December 31, 2007.

At December 31, 2007 and 2006, the balance of goodwill was $2,227 and $1,813, respectively. The Company determined that goodwill is deductible for income tax purposes. At December 31, 2007 and 2006, other intangible assets consist of a contract backlog, covenants not to compete and tradenames totaling $1,437 in both years, net of accumulated amortization of $1,349 and $1,217, respectively, related to the acquisitions of Born and Cardinal Contractors. Intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives. At December 31, 2007, the estimated remaining useful life for finite lived intangible assets was three years. Amortization expense on intangible assets was $132, $340 and $76 for the years ended December 31, 2007, 2006 and 2005, respectively. Amortization expenses related to intangible assets at December 31, 2007 is expected to be $37, $36 and $15 in each of the next three years. At December 31, 2007 and 2006 management determined there was not an impairment of goodwill.

Note 10 — Accounts Payable

At December 31, 2007 and 2006, accounts payable includes retentions of approximately $9,527 and $9,205, respectively, due to subcontractors, which have been retained pending contract completion and customer acceptance of jobs.

Note 11 — Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities at December 31:

	2007	2006
Payroll and related employee benefits	$6,339	$4,134
Insurance, including self-insurance reserve	6,301	4,168
Short-term borrowing	1,221	—
OMPP liability (note 7)	651	—
Provision for estimated losses on uncompleted contracts	632	1,673
Earn-out liability (note 9)	414	2,188
Foreign income taxes and other taxes	278	1,862
Other	2,379	1,400
	$18,215	$15,425

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 12 — Credit Arrangements

Credit facilities and long-term debt consist of the following at December 31:

	2007	2006
Construction equipment note payable to a commercial equipment finance company, with an interest rate of 6.51% per annum. Monthly principal and interest payments are due in the amount of $350, with the final payment due in December 2013. The note is secured by certain construction equipment of the Company.	$20,821	$23,569
Construction equipment notes payable to a commercial equipment financing company, with interest rates of 5.30%. Monthly principal and interest payments aggregating $85 are due on the notes until their respective maturity dates on December 2012. The notes are secured by certain construction equipment of the Company.	4,069	—
Commercial note payable to a bank with an interest rate of 6.49%. Monthly principal and interest payments are due in the amount of $20, with the final payment due in April 2010. The note is secured by certain construction and automotive equipment of the Company.	509	702
Capital lease obligation with a financial instituion, requiring monthly payments of $83, including interest of approximately 5.86%, through December 2009 and secured by the related construction equipment.	2,100	—
Total long-term debt	27,499	24,271
Less: current portion	(4,858)	(2,943)
Long-term debt, net of current portion	$22,641	$21,328

Scheduled maturities of long-term debt are as follows:

Year Ending December 31,
2008	$4,858
2009	5,430
2010	4,334
2011	4,770
2012	4,542
Thereafter	3,565
$27,499

Credit facilities — In March 2007, the Company entered into a new revolving line of credit agreement payable to a bank group with an interest rate of prime or at LIBOR plus an applicable margin. The revolving line is secured by substantially all the assets of the Company. The Company can borrow up to $30,000 based on a set advanced rate on qualified collateral, and all amounts borrowed under the line of credit are due March 31, 2010.

The term loan and line of credit facilities contain substantial restrictive covenants, including, among other things, restrictions on investments, minimum working capital and tangible net worth requirements. The Company was in compliance with all restrictive covenants during the year ended December 31, 2007.

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 13 — Commitments and Contingencies

The Company leases certain property and equipment under noncancellable operating leases which expire at various dates through 2019. The leases require the Company to pay all taxes, insurance, maintenance, and utilities.

Certain of these leases are with entities related through similar ownership by shareholders, officers, and directors of the Company. The leases are classified as operating leases in accordance with SFAS No. 13, Accounting for Leases.

The future minimum lease payments required under noncancellable operating leases are as follows for the years ending after December 31, 2007:

For the Years Ending December 31,	Real Property	Real Property (Related Party)	Equipment	Equipment (Related Party)	Total Commitments
2008	$1,366	$948	$4,420	$428	$7,162
2009	1,088	740	3,790	345	5,963
2010	1,089	755	3,405	98	5,347
2011	949	770	2,447	41	4,207
2012	959	580	656	—	2,195
Thereafter	1,555	1,633	61	—	3,249
	$7,006	$5,426	$14,779	$912	$28,123

Total lease expense during the years ended December 31, 2007, 2006 and 2005 amounted to approximately $7,506, $7,259 and $3,500, respectively, including amounts paid to related parties of $990 and $894 and a refund of $ 438, respectively.

Letters of credit — At December 31, 2007, the Company had a letter of credit of $1,200 pledged as collateral on a line of credit for ARB Ecuador, Ltda. The line had $1,200 outstanding at December 31, 2007, which is included in “accrued expenses and other current liabilities” on the accompanying consolidated balance sheet.

The Company had a letter of credit of $1,000 pledged as collateral on lines of credit of ARB Arendal, SRL de CV (Note 7). The lines had $1,329 and $0 outstanding at December 31, 2007 and 2006, respectively. The letter of credit was retired on December 31, 2007.

Additionally, at December 31, 2007 and 2006 the Company had additional letters of credit outstanding of approximately $3,127 and $2,533, respectively.

Litigation — The Company is subject to claims and legal proceedings arising out of its business. Management believes that the Company has meritorious defenses to the claims. Although management is unable to ascertain the ultimate outcome of such matters, after review and consultation with counsel and taking into consideration relevant insurance coverage and related deductibles, management believes that the outcome of these matters will not have a materially adverse effect on the consolidated financial position of the Company.

Bonding — As of December 31, 2007, 2006 and 2005, the Company had bid and completion bonds issued and outstanding totaling approximately $427,500, $246,500 and $128,400, respectively.

Note 14 — Reportable Operating Segments

The Company operates in five reportable segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on gross profit before allocations of selling, general and administrative expenses, other income and expense items and income taxes. The Company accounts for intersegment sales and transfers as if the sales or

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 14 — Reportable Operating Segments – (continued)

transfers were to third parties, that is, at current market prices. The Company's reportable segments are strategic business units that are managed separately because each segment offers different services. The Company’s segments are as follows:

Underground — The Underground group installs, replaces, repairs and rehabilitates natural gas, refined product, and water and wastewater pipelines. Substantially all of the Company’s pipeline and distribution projects involve underground installation of pipe with diameters ranging from one-half to 102 inches.

Industrial — The Industrial group provides a comprehensive range of services, from turnkey construction to retrofits, upgrades, repairs, and maintenance of industrial plants and facilities. It executes contracts as the prime contractor or as a subcontractor utilizing a variety of delivery methods including fixed price competitive bids, fixed fee, cost plus and a variety of negotiated incentive based contracts.

Structures — The Structures group designs and constructs complex commercial and industrial cast-in-place concrete structures which specializes in construction concrete parking structures.

Engineering — The Engineering group specializes in designing, supplying, and installing high-performance furnaces, heaters, burner management systems, and related combustion and process technologies for clients in the oil refining, petrochemical, and power generation industries. It furnishes turn-key project management with technical expertise and the ability to deliver custom engineering solutions worldwide.

Water and Wastewater — The Water and Wastewater group specializes in design-build, general contracting and construction management of facilities and plants dedicated to reverse osmosis, desalinization, conventional water treatment, water reclamation, wastewater treatment, sludge processing, solid waste, pump stations, lift stations, power generation cooling, cogeneration, flood control, wells and pipeline projects, primarily in the Southeastern United States.

The following table sets forth the Company’s revenue by segment for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,
	2007		2006		2005
Business Segment	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Underground	$197,367	36.0%	$210,336	47.9%	$156,322	43.0%
Industrial	151,707	27.7%	67,458	15.4%	90,461	25.0%
Structures	60,706	11.1%	70,506	16.0%	45,965	12.7%
Engineering	77,300	14.1%	39,733	9.0%	26,014	7.2%
Water and Wastewater	60,586	11.1%	51,372	11.7%	43,723	12.1%
Total	$547,666	100.0%	$439,405	100.0%	$362,485	100.0%

The following table sets forth the Company’s gross profit by segment for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,
	2007		2006		2005
Business Segment	Gross Profit	% of Revenue	Gross Profit	% of Revenue	Gross Profit	% of Revenue
Underground	$29,170	14.8%	$19,759	9.4%	$13,706	8.8%
Industrial	16,673	11.0%	9,597	14.2%	6,934	7.7%
Structures	1,848	3.0%	2,254	3.2%	1,089	2.4%
Engineering	7,759	10.0%	6,028	15.2%	1,577	6.1%
Water and Wastewater	3,902	6.4%	2,312	4.5%	1,840	4.2%
Total	$59,352	10.8%	$39,950	9.1%	$25,146	6.9%

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 14 — Reportable Operating Segments – (continued)

Third-party revenues as presented below are based on the geographic region in which the contracting subsidiary is located and not the location of the client or job site:

	External Revenues Year Ended December 31,						Total Assets At December 31,
	2007		2006		2005		2007	2006
Country	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
United States	$521,663	95.3%	$411,095	93.6%	$354,929	97.9%	$203,047	$148,116
Canada	20,961	3.8%	18,911	4.3%	1,714	0.5%	14,818	11,077
Ecuador	5,042	0.9%	9,399	2.1%	5,842	1.6%	3,108	3,116
Total	$547,666	100.0%	$439,405	100.0%	$362,485	100.0%	$220,973	$162,309

Note 15 — Customer Concentrations

The Company operates in a single industry segment encompassing the construction of commercial, industrial, and public works infrastructure assets throughout the United States, and in foreign countries, including Ecuador, Mexico, and others.

During the years ended December 31, 2007 and 2006, the Company earned 16.2% and 18.7%, respectively, of its revenue from the following sources:

	2007		2006		2005
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Public gas and electric utility	$32,668	6.0%	$82,134	18.7%	$32,208	8.9%
Pipeline operator	55,783	10.2%	—	—	39,098	10.8
	$88,451	16.2%	$82,134	18.7%	$71,306	19.7%

At December 31, 2007, approximately 14% of the Company’s accounts receivable were due from one customer. For the year ended December 31, 2007 the Company earned approximately 10% of its total revenues from this customer.

Note 16 — Stock Purchase Agreement

The Company and its shareholders (several of whom are also officers and/or directors) have entered into stock purchase agreements which provide that: (1) if a shareholder desires to sell his shares of common stock of the Company, they must first be offered to the Company and other shareholders, and (2) in the event of the death of a shareholder, the Company has the right to repurchase the shares of common stock from the estate of the deceased shareholder. The purchase price of the shares of common stock under these agreements would be the current book value, as defined, of the shares of common stock.

The Company maintains insurance policies on certain shareholders to assist in providing funds for the purchase of stock in the event of death.

Note 17 — Retirement Plans

Union Plans — The Company contributes to multi-employer benefit plans for its union employees at rates determined by the various collective bargaining agreements. Eligibility and allocations of contributions and benefits are determined by the trustees and administered by the multi-employer benefit plans. The Company contributed $8,700, $6,400 and $7,300, under these plans for the years ended December 31, 2007, 2006 and 2005, respectively. These costs are charged directly to the related construction contracts in process.

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 17 — Retirement Plans  – (continued)

Under U.S. legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan’s unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. As the Company participates in a number of these pension plans, the potential obligation may be significant. The information required to determine the total amount of this contingent obligation, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available. Any adjustment for withdrawal liability will be recorded when it is probable that a liability exists and can be reasonably estimated, in accordance with generally accepted accounting principles. The Company has no plans to withdraw from any of these agreements.

401(k) Plan — The Company provides a 401(k) plan for its employees not covered by collective bargaining agreements. Under the plan, employees are allowed to contribute up to 100% of their compensation, up to the IRS prescribed annual limit. The company makes employer match contributions of 100% of the first 3% and 50% of the next 2% of employee contributions. The Company may, at the discretion of the Board of Directors, make an additional profit share contribution to the Plan. The Company’s contribution to the 401(k) plan for the years ended December 31, 2007, 2006 and 2005 aggregated $769, $721 and $529, respectively.

Born Heaters Canada, ULC RRSP-DPSP Plan — Starting January 1, 2008, the Company will provide a RRSP-DPSP plan (Registered Retirement Saving Plan — Deferred Profit Sharing Plan) for its employees of Born Heaters Canada, ULC, not covered by collective bargaining agreements. There are two components to the plan. The RRSP portion will be contributed by the employee, whereas the company portion is paid in the DDSP. Under the plan, the company makes employer match contributions of 100% of the first 3% and 50% of the next 2% of employee contributions. Vesting in the DDSP portion is one year of employment.

The Company has no post-retirement benefits other than those discussed above.

Note 18 — Deferred Compensation Agreements

Put/Call Agreement — The Company has a put/call agreement (the “Put/Call Agreement”) with an employee that resulted from the Born Acquisition (Note 9). In the event of certain transactions, as defined in the agreement, the Company is required to pay the employee an amount equal to the fair value of 81 shares of Company stock. In the event the Company was to convert from its S-Corporation status for tax purposes, the employee would be entitled to 81 shares of Company stock. During the years ended December 31, 2007 and 2006, the Company recognized expenses of approximately $235 and $198. At December 31, 2007 and 2006, the Company had approximately $1,021 and $786 in other long-term liabilities related to this agreement.

Phantom Stock Agreement — The Company has a phantom stock agreement (the “Phantom Stock Agreement”) with an employee. In the event of certain transactions, as defined in the agreement, the Company is required to pay the employee an amount equal to the fair value of 13 shares of Company stock or issue the stock to the employee. During the years ended December 31, 2007 and 2006, the Company recognized deferred compensation expense of approximately $105, $30 and $46, respectively, related to this agreement. At December 31, 2007, 2006 and 2005, the Company had approximately $265, $160 and $46, respectively, recorded in other long-term liabilities related to this agreement.

Note 19 — Income Taxes

The Company is an S-Corporation for both federal and California income tax purposes. Therefore, the Company is not directly subject to federal income taxes at the corporate level and is subject to a reduced California tax rate of 1.5%, with its income or loss included in the tax returns of its shareholders. The Company may distribute funds necessary to satisfy the stockholders’ estimated personal income tax liabilities. In foreign jurisdictions, income taxes are provided at the Company level. Eligible foreign tax credits are passed through to the shareholders.

As discussed in Note 2, during 2007 the company adopted FIN 48, which did not have a material effect on the financial statements. The company is subject to income tax return filing requirements in the United

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 19 — Income Taxes  – (continued)

States, multiple state jurisdictions and a few foreign jurisdictions. The company remains open to examination by the IRS for the 2006 tax year and has been examined by the IRS for the tax years ended 2004 and 2005. The company remains open to examination in various states and foreign jurisdictions for the 2003 through 2006 tax years as the statute of limitations have not yet expired. Interest and penalties, if incurred, are recognized as tax expense.

Current income taxes for the year ended December 31, are summarized as follows:

	2007	2006	2005
Foreign	$(264)	$(1,069)	$(25)
State-current	(584)	(201)	(45)
State-prior year refund	—	73	52
	$(848)	$(1,197)	$(18)

There were no significant deferred income taxes recognized during the years ended December 31, 2007, 2006 and 2005.

Note 20 — Subsequent Events (unaudited)

Merger agreement — On February 19, 2008, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with Rhapsody Acquisition Corp. (“Rhapsody”), a public company. Pursuant to the Merger Agreement, Primoris will be merged into Rhapsody and Rhapsody will change its name to “Primoris Corporation.” Rhapsody will be the legal acquiring entity, however, the Company will be considered the acquiring entity for accounting purposes.

The merger is expected to be consummated in the third quarter of 2008, after the required approval by the stockholders of Rhapsody and the fulfillment of certain other conditions, as described in the Merger Agreement.

The Primoris shareholders and its foreign managers (collectively, the “Primoris Holders”), pursuant to certain termination agreements, and in exchange for all shares of common stock of Primoris that is outstanding immediately prior to the merger, will receive in the aggregate 24,094,800 shares of Rhapsody common stock. To secure the indemnity rights of Rhapsody under the Merger Agreement, 1,807,110 of the shares of Rhapsody common stock being issued at the time of the merger will be placed into escrow and will be governed by the terms of an Escrow Agreement. The Merger Agreement also provides for the Primoris Holders to receive up to an additional 5,000,000 shares of Rhapsody common stock, contingent upon the combined companies attaining certain defined performance targets.

As a result of the merger, assuming that no stockholders of Rhapsody elect to convert their shares into cash as permitted by Rhapsody’s certificate of incorporation, the Primoris Holders will own approximately 79.3% of the shares of Rhapsody common stock to be outstanding immediately after the merger and the other Rhapsody stockholders will own approximately 20.7% of Rhapsody’s outstanding shares of common stock, based on the Rhapsody shares of common stock outstanding as of December 31, 2007.

Additionally, in connection with the Merger Agreement, the Company, Rhapsody and two officers of the Company have entered into “Termination Agreements” related to the fulfillment of the obligations under the Put/Call Agreement and Phantom Stock Agreement (collectively the “Deferred Compensation Agreements”) discussed in Note 17. Upon consummation of the merger discussed above, the Termination Agreements would cancel the obligations of the parties under the Deferred Compensation Agreements and allow for the issuance of up to 507,600 shares of Rhapsody stock and for the cash payment of the amounts already accrued under the Deferred Compensation Agreements. As a result, the Company would recognize approximately $4,000 of compensation expense related to the Termination Agreements.

PRIMORIS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 20 — Subsequent Events (unaudited)  – (continued)

At the closing of the acquisition, the Chief Executive Officer of Primoris and eight other executive officers of Primoris will enter into employment agreements with either Primoris or one of its subsidiaries.

Foreign currency hedge — In January 2008, the Company purchased two derivative financial instruments for the purpose of hedging future currency exchange in Canadian dollars. The contracts enabled the Company to purchase Canadian dollars before certain dates in 2008 at certain exchange rates. The fair values of these contracts were $3,000 and $2,000 in U.S. dollars, respectively, and the related Canadian dollars sold were $3,005CDN and $2,004CDN, respectively. These contracts expire in March and June of 2008, respectively.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

BALANCE SHEET

	December 31, 2007	March 31, 2007
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$202,007	$515,240
Cash held in trust, including interest (Note 2)	40,782,672	39,922,072
Prepaid expenses and other	16,224	63,940
Total assets	$41,000,903	$40,501,252
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and taxes	$26,057	$41,491
Deferred underwriting fee (Note 2)	414,000	414,000
Total current liabilities	440,057	455,491
Common Stock, subject to possible conversion (1,034,483 shares at conversion value) (Note 2)	8,152,460	7,980,426
Commitments (Note 4)
Stockholders’ equity (Notes 3, 5 and 6)
Preferred stock, $.0001 par value, 1,000,000 shares authorized, 0 shares issued	—	—
Common stock, $.0001 par value, 15,000,000 shares authorized, 5,265,517 share issued and outstanding (excluding 1,034,483 shares subject to possible conversion)	527	527
Additional paid-in capital	31,541,672	31,713,706
Retained earnings accumulated during the development stage	866,187	351,102
Total stockholders’ equity	32,408,386	32,065,335
Total liabilities and stockholders’ equity	$41,000,903	$40,501,252

See accompanying summary of significant accounting policies and notes to unaudited financial statements.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

STATEMENTS OF OPERATIONS

	Nine Months Ended December 31, 2007	Period from April 24, 2006 (Inception) to December 31, 2006	Period from April 24, 2006 (Inception) to December 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses:
General and administrative costs (Notes 4 and 7)	$433,882	$75,313	$663,882
Operating loss	(433,882)	(75,313)	(663,882)
Other Income:
Interest income	5,751	5,163	15,985
Interest on Trust Fund	1,060,600	305,548	1,704,422
Net income before provision for income taxes	632,469	235,398	1,056,525
Provision for income taxes (Note 7)	(117,384)	(35,731)	(190,338)
Net Income	515,085	199,667	866,187
Accretion of Trust Account relating to common stock subject to possible conversion	(172,034)	(61,075)	(300,734)
Net income (loss) attributable to common stockholders	$343,051	$138,592	$565,453
Common shares outstanding subject to possible conversion	1,034,483	337,959
Basic and diluted net income per share subject to possible conversion	$0.17	$0.18
Weighted average common shares outstanding	5,265,517	2,477,679
Basic and diluted net income per share	$0.07	$0.06

See accompanying summary of significant accounting policies and notes to unaudited financial statements.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

STATEMENT OF STOCKHOLDERS’ EQUITY
For the Period April 24, 2006 (Inception) to December 31, 2007

	Common Stock		Additional Paid-in Capital	Retained Earnings Accumulated During the Development Stage	Stockholders’ Equity
	Shares	Amount
Balance, April 24, 2006	—	$—	$—	$—	$—
Common shares issued to initial stockholders	1,125,000	113	24,887	—	25,000
Sale of 5,175,000 units, net of underwriter’s discount and offering expenses (includes 1,034,483 shares subject to possible conversion)	5,175,000	517	38,419,042	—	38,419,559
Net proceeds subject to possible conversion (1,034,483 shares)	(1,034,483)	(103)	(7,851,623)	—	(7,851,726)
Proceeds from issuance of underwriter’s purchase option	—	—	100	—	100
Proceeds from issuance of insider warrants	—	—	1,250,000	—	1,250,000
Accretion of trust fund relating to common stock subject to possible conversion	—	—	(128,700)	—	(128,700)
Net income from inception through March 31, 2007	—	—	—	351,102	351,102
Balance at March 31, 2007 (Audited)	5,265,517	527	31,713,706	351,102	32,065,335
Accretion of trust fund relating to common stock subject to possible conversion (Unaudited)	—	—	(172,034)	—	(172,034)
Net income from April 1, 2007 through December 31, 2007 (Unaudited)	—	—	—	515,085	515,085
Balance at December 31, 2007 (Unaudited)	5,265,517	$527	$31,541,672	$866,187	$32,408,386

See accompanying summary of significant accounting policies and notes to unaudited financial statements.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

STATEMENTS OF CASH FLOWS

	Nine Months Ended December 31, 2007	Period from April 24, 2006 (Inception) to December 31, 2006	Period from April 24, 2006 (Inception) to December 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)
Operating Activities
Net Income for the period	$515,085	$199,667	$866,187
Adjustments to reconcile net income to net cash used in operating activities:
Trust Fund Interest Income	(1,060,600)	(305,548)	(1,704,422)
Change in operating assets and liabilities:
(Increase) Decrease in prepaid expenses and other	47,716	(79,557)	(16,224)
Increase (Decrease) in accrued expenses and taxes	(15,434)	35,731	26,057
Net cash provided by (used in) operating activities	(513,233)	(149,707)	(828,402)
Investing Activities
Cash Contributed to Trust Fund	—	(39,278,250)	(39,278,250)
Cash Withdrawals from Trust Fund	200,000	—	200,000
Net cash provided by (used in) investing activities	200,000	(39,278,250)	(39,078,250)
Financing Activities
Proceeds from sale of shares of common stock to initial stockholders	—	25,000	25,000
Proceeds from note payable, stockholder	—	—	—
Proceeds from sale of underwriters’ purchase option	—	100	100
Proceeds from issuance of insider warrants	—	1,250,000	1,250,000
Portion of proceeds from sale of units through public offering, subject to possible conversion	—	7,851,726	7,851,726
Net proceeds from sale of units through public offering allocable to stockholders’ equity	—	30,981,833	30,981,833
Deferred offering costs	—	—	—
Net cash provided by financing activities	—	40,108,659	40,108,659
Net increase in cash and cash equivalents	(313,233)	680,702	202,007
Cash and cash equivalents at beginning of period	515,240	—	—
Cash and cash equivalents at end of period	$202,007	$680,702	$202,007
Supplemental disclosure of non-cash financing activities
Fair value of underwriter purchase option included in offering costs	$—	$1,687,500	$1,687,500
Deferred underwriting fee	$—	$414,000	$414,000
Accretion of trust account relating to common stock subject to conversion	$172,034	$61,075	$300,734
Cash paid for taxes	$36,000	$—	$182,487

See accompanying summary of significant accounting policies and notes to unaudited financial statements.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes	The Company follows Statement of Financial Accounting Standards No. 109 (“SFAS No. 109”), “Accounting for Income Taxes” which is an asset and liability approach that has been recognized in the Company’s financial statements. The Company has a net operating loss carryforward of approximately $648,000 available to reduce any future federal income taxes. The tax benefit of this loss, approximately $259,000, has been fully offset by a valuation allowance due to the uncertainty of its realization.
Net income per common share	Basic earnings (loss) per share excludes dilution and is computed by dividing income (loss) available to common stockholders by the weighted average common shares outstanding for the period. Calculation of the weighted average common shares outstanding during the period is based on 1,125,000 initial shares outstanding throughout the period from April 24, 2006 (inception) to December 31, 2007 and 4,140,517 common shares outstanding after the effective date of the offering on October 3, 2006. Net income per share subject to possible conversion is calculated by dividing accretion of trust account relating to common stock subject to possible conversion by 1,034,483 common stock subject to possible conversion. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. At December 31, 2007, there were no such potentially dilutive securities.
Use of estimates	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.
Concentration of credit risk	Financial instructions that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.
Recently issued accounting standards	In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance in derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for the fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance iseffective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company will evaluate the potential impact, if any, of the adoption of SFAS No. 157 on its financial position, results of operations and cash flows.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Upon adoption of SFAS No. 159, an entity may elect the fair value option of eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the assets or liability or upon a remeasurement event that gives rise to new-basis accounting. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and may be adopted earlier but only if the adoption is in the first quarter of the fiscal year. The Company is evaluating whether it will adopt SFAS No. 159.
In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations, (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations, but also provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired and liabilities assumed arising from contingencies, the capitalization of in-process research and development at fair value, and the expensing of acquisition-related costs as incurred. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. In the event that the Company completes acquisitions subsequent to its adoption of SFAS 141 (R), the application of its provisions will likely have a material impact on the Company’s results of operations, although the Company is not currently able to estimate that impact.
In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial condition or results of operations.
Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the Company’s consolidated financial statements.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

1. Basis of Presentation

The accompanying financial statements are unaudited and have been prepared in accordance with principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the Company’s audited financial and related disclosures for the fiscal year ended March 31, 2007, included in the Company’s Form 10-KSB, filed on June 25, 2007.

In the opinion of management, all adjustments (consisting primarily of normal accruals) have been made that are necessary to present fairly the financial position of the Company. Operating results for the interim period presented are not necessarily indicative of the results to be expected for a full year.

2. Organization and Business Operations

Rhapsody Acquisition Corp. (the “Company”) was incorporated in Delaware on April 24, 2006 as a blank check company whose objective is to acquire an operating business. The Company has selected March 31 as its fiscal year end.

The registration statement for the Company’s initial public offering (“Offering”) was declared effective on October 3, 2006. The Company consummated the offering on October 10, 2006 and received net proceeds of approximately $39,000,000 (Note 3). The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with an operating business (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An amount of $40,782,672 (including interest of $1,504,422, after the transfer of $200,000 of interest income, see below), which includes $1,250,000 relating to the sale of insider warrants and $414,000 deferred payment to the underwriter, of the net proceeds is being held in an interest-bearing trust account (“Trust Account”) until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company. Under the agreement governing the Trust Account, funds will only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. The Company’s Chairman of the Board, Chief Executive Officer and President has agreed that he will be personally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that he will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. On October 3, 2007, pursuant to paragraph 1(j) of the Investment Management Trust Agreement between Rhapsody Acquisition Corp. and Continental Stock Transfer & Trust Company (“Trustee”), Rhapsody requested that $200,000 of accumulated interest be released from the Trust Fund to fund expenses related to investigating and selecting a target business, income and other taxes and other working capital requirements.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

2. Organization and Business Operations  – (continued)

The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that stockholders owning 20% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated.

All of the Company’s stockholders prior to the Offering, including all of the officers and directors of the Company (“Initial Stockholders”), have agreed to vote their 1,125,000 founding shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company (“Public Stockholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of shares of common stock held by Public Stockholders at the consummation of the Offering. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination. Such Public Stockholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Stockholders. Accordingly, a portion of the net proceeds from the offering (19.99% of the amount held in the Trust Account and interest earned) has been classified as common stock subject to possible conversion in the accompanying December 31, 2007 balance sheet.

The Company’s Amended and Restated Certificate of Incorporation provides for mandatory liquidation of the Company in the event that the Company does not consummate a Business Combination by October 3, 2008. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering due to costs related to the Offering and since no value would be attributed to the Warrants contained in the Units sold (Note 3).

3. Initial Public Offering

On October 10, 2006, the Company sold 5,175,000 units (“Units”) in the Offering, which included 675,000 units subject to the underwriter’s over-allotment option. Each Unit consists of one share of the Company’s common stock, $.0001 par value, and one Redeemable Common Stock Purchase Warrant(s) (“Warrants”). Each Warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $5.00 commencing the later of the completion of a Business Combination or one year from the effective date of the Offering and expiring four years from the effective date of the Offering. The Warrants will be redeemable, at the Company’s option, with the prior consent of EarlyBirdCapital, Inc., the representative of the underwriters in the Offering (“Representative”), at a price of $.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.” In such event, the holder would pay the exercise price by surrendering his Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants sold and issued in the

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

3. Initial Public Offering  – (continued)

Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

The Company agreed to pay the underwriters in the Offering an underwriting discount of 5.5% of the gross proceeds of the Offering and a non-accountable expense allowance of 0.5% of the gross proceeds of the Offering. However, the underwriters have agreed that 1.0% of the underwriting discount will not be payable unless and until the Company completes a Business Combination and has waived their right to receive such payment upon the Company’s liquidation if it is unable to complete a Business Combination. In connection with this Offering, the Company also issued an option (“Option”), for $100, to the Representative to purchase 450,000 Units at an exercise price of $8.80 per Unit. The Units issuable upon exercise of the Option are identical to the Units sold in the Offering. The Company accounted for the fair value of the Option, inclusive of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to stockholders’ equity. The Company estimated that the fair value of the Option was $1,687,500 ($3.75 per Unit) using a Black-Scholes option-pricing model. The fair value of the Option granted to the Representative was estimated as of the date of grant using the following assumptions: (1) expected volatility of 50.99%, (2) risk-free interest rate of 4.56% and (3) expected life of 5 years. The Option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the Option (the difference between the exercise prices of the Option and the underlying Warrants and the market price of the Units and underlying securities) to exercise the option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the Option or underlying Warrants, the Option or Warrants, as applicable, will expire worthless.

4. Commitments

The Company presently occupies office space provided by an affiliate of the Company’s Chairman of the Board, Chief Executive Officer and President. Such affiliate has agreed that, until the Company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such office space services commencing on the effective date of the Offering (October 3, 2006). Included in general and administrative costs is $67,500 paid for the nine months ended December 31, 2007, $22,016 paid for the period from inception to December 31, 2006 and $112,016 paid from inception through December 31, 2007. Subsequent fee amounts have been accrued.

Pursuant to letter agreements with the Company and the Representative, the Initial Stockholders have waived their right to receive distributions with respect to their founding shares upon the Company’s liquidation.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

4. Commitments  – (continued)

Four of the Initial Stockholders and one affiliate of an Initial Stockholder committed to purchase 1,136,364 Warrants (“Insider Warrants”) at $1.10 per Warrant (for an aggregate purchase price of $1,250,000) privately from the Company. These purchases took place simultaneously with the consummation of the Offering. All of the proceeds received from these purchases were placed in the Trust Account. The Insider Warrants purchased by such purchasers are identical to the Warrants underlying the Units offered in the Offering except that if the Company calls the Warrants for redemption, the Insider Warrants may be exercisable on a “cashless basis,” at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), so long as such securities are held by such purchasers or their affiliates. Furthermore, the purchasers have agreed that the Insider Warrants will not be sold or transferred by them until after the Company has completed a Business Combination.

The Initial Stockholders and holders of the Insider Warrants (or underlying securities) are entitled to registration rights with respect to their founding shares or Insider Warrants (or underlying securities). The holders of the majority of the founding shares are entitled to demand that the Company register these shares at any time commencing three months prior to the first anniversary of the consummation of a Business Combination. The holders of the Insider Warrants (or underlying securities) are entitled to demand that the Company register such securities at any time after the Company consummates a Business Combination. In addition, the Initial Stockholders and holders of the Insider Warrants (or underlying securities) have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

The Representative has been engaged by the Company to act as the Company’s non exclusive investment banker in connection with a proposed Business Combination. For assisting the Company in structuring and negotiating the terms of a Business Combination, the Company will pay the Representative a cash transaction fee equal to 1% of the total consideration paid in connection with the Business Combination, with a maximum fee to be paid of $360,000.

5. Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the Common Stock on a Business Combination.

6. Common Stock

The Company is authorized to issue 15,000,000 shares of common stock, of which 6,300,000 were issued and outstanding as of December 31, 2007, including 1,034,483 common shares subject to possible conversion.

At December 31, 2007, 7,211,364 shares of common stock were reserved for issuance upon exercise of the Warrants and the Option.

The Company currently has no commitments to issue any shares of common stock other than as described herein; however, the Company will, in all likelihood, issue a substantial number of additional shares in connection with a Business Combination. To the extent that additional shares of common stock are issued, dilution to the interests of the Company’s stockholders who participated in the Offering will occur.

7. Income Taxes

Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

7. Income Taxes  – (continued)

Rhapsody has made state and local income tax provisions of $117,384 for the nine months ended December 31, 2007, $35,731 for the period from inception to December 31, 2006 and $190,338 from inception through December 31, 2007. Since the majority of the Company’s interest income is not subject to federal income taxes, Rhapsody generated a net operating loss of approximately $648,000 since inception for federal income tax purposes. A full valuation allowance was made for the resulting deferred tax asset, as it is uncertain if and when the Company will be able to utilize this net operating loss.

Franchise taxes incurred in the State of Delaware of $9,145 ($44,689 since inception) are included in the general and administrative expenses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Rhapsody Acquisition Corp.

We have audited the accompanying balance sheet of Rhapsody Acquisition Corp. (a corporation in the development stage) as of March 31, 2007, and the related statements of operations, stockholders’ equity and cash flows for the period from inception (April 24, 2006) to March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rhapsody Acquisition Corp. as of March 31, 2007, and its results of operations and its cash flows for the period from inception (April 24, 2006) to March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
New York, New York
June 18, 2007

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

BALANCE SHEET

March 31, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$515,240
Cash including interest held in Trust Fund (Note 2)	39,922,072
Prepaid expenses	63,940
Total assets	$40,501,252
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and taxes	$41,491
Deferred underwriting fee (Note 2)	414,000
Total current liabilities	455,491
Common Stock, subject to possible conversion (1,034,483 shares at conversion value) (Note 2)	7,980,426
Commitments (Note 4)
Stockholders’ equity (Notes 3, 5 and 6)
Preferred stock, $.0001 par value, 1,000,000 shares authorized, 0 shares issued	—
Common stock, $.0001 par value, 15,000,000 shares authorized, 5,265,517 shares issued and outstanding (excluding 1,034,483 shares subject to possible conversion)	527
Additional paid-in capital	31,713,706
Retained earnings	351,102
Total stockholders’ equity	32,065,335
Total liabilities and stockholders’ equity	$40,501,252

See accompanying summary of significant accounting policies and notes to audited financial statements.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

STATEMENT OF OPERATIONS

Period from April 24, 2006 (Inception) to March 31, 2007
Operating expenses:
General and administrative costs (Notes 4 and 7)	$229,999
Operating loss	(229,999)
Other Income:
Interest income	10,233
Interest on Trust Fund	643,822
Net income before provision for income taxes	424,056
Provision for income taxes (Note 7)	(72,954)
Net Income	351,102
Accretion of trust account relating to common stock subject to possible conversion	(128,700)
Net income (loss) attributable to common stockholders	$222,402
Common shares outstanding subject to possible conversion	1,034,483
Basic and diluted net income per share subject to possible conversion	$0.12
Weighted average common shares outstanding	3,213,472
Basic and diluted net income per share	$0.07

See accompanying summary of significant accounting policies and notes to audited financial statements.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

STATEMENT OF STOCKHOLDERS’ EQUITY

				Retained Earnings Accumulated During the Development Stage
	Common Stock		Additional Paid-in Capital		Stockholders’ Equity
	Shares	Amount
Balance, April 24, 2006	—	$—	$—	$—	$—
Common shares issued to initial stockholders	1,125,000	113	24,887	—	25,000
Sale of 5,175,000 units, net of underwriter’s discount and offering expenses (includes 1,034,483 shares subject to possible conversion)	5,175,000	517	38,419,042	—	38,419,559
Net proceeds subject to possible conversion (1,034,483 shares)	(1,034,483)	(103)	(7,851,623)	—	(7,851,726)
Proceeds from issuance of underwriter’s purchase option	—	—	100	—	100
Proceeds from issuance of insider warrants	—	—	1,250,000	—	1,250,000
Accretion of trust account relating to common stock subject to possible conversion	—	—	(128,700)	—	(128,700)
Net income for the period	—	—	—	351,102	351,102
Balance at March 31, 2007	5,265,517	$527	$31,713,706	$351,102	$32,065,335

See accompanying summary of significant accounting policies and notes to audited financial statements.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

STATEMENT OF CASH FLOWS

Period from April 24, 2006 (Inception) to March 31, 2007
Operating Activities
Net Income for the period	$351,102
Adjustments to reconcile net income to net cash used in operating activities:
Trust Fund interest income	(643,822)
Change in operating assets and liabilities:
Increase in prepaid expenses	(63,940)
Increase in accrued expenses and taxes	41,491
Net cash used in operating activities	(315,169)
Investing Activities
Cash contributed to Trust Fund	(39,278,250)
Net cash used in investing activities	(39,278,250)
Financing Activities
Proceeds from of shares of common stock to initial stockholders	25,000
Proceeds from issuance of underwriters’ purchase option	100
Proceeds from issuance of insider warrants	1,250,000
Portion of proceeds from sale of units through public offering, subject to possible conversion	7,851,726
Net proceeds from sale of units through public offering allocable to stockholders’ equity	30,981,833
Net cash provided by financing activities	40,108,659
Net increase in cash and cash equivalents	515,240
Cash and cash equivalents at beginning of period	—
Cash and cash equivalents at end of period	$515,240
Supplemental disclosure of non-cash financing activities
Fair value of underwriter purchase option included in offering costs	$1,687,500
Deferred underwriting fee	$414,000
Accretion of trust account relating to common stock subject to conversion	$128,700

See accompanying summary of significant accounting policies and notes to audited financial statements.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes	The Company follows Statement of Financial Accounting Standards No. 109 (“SFAS No. 109”), “Accounting for Income Taxes” which is an asset and liability approach that has been recognized in the Company’s financial statements. The Company has a net operating loss carryforward of approximately $220,000 to reduce any future federal income taxes. The tax benefit of this loss, approximately $77,000, has been fully offset by a valuation allowance due to the uncertainty of its realization.
Net income per common share	Basic income per share is computed by dividing net income applicable to common stock by the weighted average common shares outstanding during the period.
Basic earnings (loss) per share excludes dilution and is computed by dividing income (loss) available to common stockholders by the weighted average common shares outstanding for the period. Calculation of the weighted average common shares outstanding during the period is based on 1,125,000 initial shares outstanding throughout the period from April 24, 2006 (inception) to March 31, 2007 and 4,140,517 common shares outstanding after the effective date of the offering on October 3, 2006. Net income per share subject to possible conversion is calculated by dividing accretion of trust account relating to common stock subject to possible conversion by 1,034,483 common stock subject to possible conversion. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. At March 31, 2007, there were no such potentially dilutive securities.
Use of estimates	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.
Cash and cash equivalents	The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.
Concentration of credit risk	Financial instructions that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.
New accounting pronouncements	In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance in derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for the fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a significant effect on the Company’s balance sheet or statements of operations.
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

1. Basis of Presentation

The financial statements include the accounts of the Company. The Company has not commenced operations. All activity through March 31, 2007, is related to the Company’s formation and preparation for and consummation of the Offering. The Company has selected March 31 as its fiscal year end.

2. Organization and Business Operations

Rhapsody Acquisition Corp. (the “Company”) was incorporated in Delaware on April 24, 2006 as a blank check company whose objective is to acquire an operating business.

The registration statement for the Company’s initial public offering (“Offering”) was declared effective October 3, 2006. The Company consummated the offering on October 10, 2006 and received net proceeds of $38,833,559. The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with an operating business (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An amount of $39,278,250, which includes $1,250,000 relating to the sale of insider warrants and a $414,000 deferred amount payable to the underwriter, of the net proceeds is being held in an interest-bearing trust account (“Trust Account”) until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company.

Under the agreement governing the Trust Account, funds will only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. The Company’s Chairman of the Board, Chief Executive Officer and President has agreed that he will be personally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that he will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, if the Company is unable to consummate a Business Combination by the one year anniversary of the effective date of the Offering (or October 3, 2007), up to an aggregate of $200,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements.

The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that stockholders owning 20% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated.

All of the Company’s stockholders prior to the Offering, including all of the officers and directors of the Company (“Initial Stockholders”), have agreed to vote their 1,125,000 founding shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company (“Public Stockholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

2. Organization and Business Operations  – (continued)

consummation of the proposed Business Combination, divided by the number of shares of common stock held by Public Stockholders at the consummation of the Offering. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination. Such Public Stockholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Stockholders. Accordingly, a portion of the net proceeds from the offering (19.99% of the amount held in the Trust Account and accretion of interest earned aggregating $7,980,426) has been classified as common stock subject to possible conversion in the accompanying March 31, 2007 balance sheet.

The Company’s Amended and Restated Certificate of Incorporation provides for mandatory liquidation of the Company in the event that the Company does not consummate a Business Combination by October 3, 2008. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering due to costs related to the Offering and since no value would be attributed to the Warrants contained in the Units sold (Note 3).

3. Initial Public Offering

On October 10, 2006, the Company sold 5,175,000 units (“Units”) in the Offering, which included 675,000 units subject to the underwriter’s overallotment option. Each Unit consists of one share of the Company’s common stock, $.0001 par value, and one Redeemable Common Stock Purchase Warrant(s) (“Warrants”). Each Warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $5.00 commencing the later of the completion of a Business Combination or one year from the effective date of the Offering and expiring four years from the effective date of the Offering. The Warrants will be redeemable, at the Company’s option, with the prior consent of EarlyBirdCapital, Inc., the representative of the underwriters in the Offering (“Representative”), at a price of $.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.” In such event, the holder would pay the exercise price by surrendering his Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

The Company agreed to pay the underwriters in the Offering an underwriting discount of 5.5% of the gross proceeds of the Offering and a non-accountable expense allowance of 0.5% of the gross proceeds of the Offering. However, the underwriters have agreed that 1.0% of the underwriting discount will not be payable unless and until the Company completes a Business Combination and has waived their right to receive such payment upon the Company’s liquidation if it is unable to complete a Business Combination. In connection

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

3. Initial Public Offering  – (continued)

with this Offering, the Company also issued an option (“Option”), for $100, to the Representative to purchase 450,000 Units at an exercise price of $8.80 per Unit. The Units issuable upon exercise of the Option are identical to the Units sold in the Offering. The Company accounted for the fair value of the Option, inclusive of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to stockholders’ equity. The Company estimated that the fair value of the Option at the time of the IPO was approximately $1,687,500 ($3.75 per Unit) using a Black-Scholes option-pricing model. The fair value of the Option granted to the Representative was estimated as of the date of grant using the following assumptions: (1) expected volatility of 50.99%, (2) risk-free interest rate of 4.56% and (3) expected life of 5 years. The Option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the Option (the difference between the exercise prices of the Option and the underlying Warrants and the market price of the Units and underlying securities) to exercise the option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the Option or underlying Warrants, the Option or Warrants, as applicable, will expire worthless.

4. Commitments

The Company presently occupies office space provided by an affiliate of the Company’s Chairman of the Board, Chief Executive Officer and President. Such affiliate has agreed that, until the Company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company pays such affiliate $7,500 per month for such services commencing on the effective date of the Offering (October 3, 2006). An amount of $44,516 has been incurred in this respect for the period ended March 31, 2007.

Pursuant to letter agreements with the Company and the Representative, the Initial Stockholders have waived their right to receive distributions with respect to their founding shares upon the Company’s liquidation.

Four of the Initial Stockholders and one affiliate of an Initial Stockholder committed to purchase 1,136,364 Warrants (“Insider Warrants”) at $1.10 per Warrant (for an aggregate purchase price of $1,250,000) privately from the Company. These purchases took place simultaneously with the consummation of the Offering. All of the proceeds received from these purchases were placed in the Trust Account. The Insider Warrants purchased by such purchasers are identical to the Warrants underlying the Units offered in the Offering except that if the Company calls the Warrants for redemption, the Insider Warrants may be exercisable on a “cashless basis,” at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), so long as such securities are held by such purchasers or their affiliates. Furthermore, the purchasers have agreed that the Insider Warrants will not be sold or transferred by them until after the Company has completed a Business Combination.

The Initial Stockholders and holders of the Insider Warrants (or underlying securities) will be entitled to registration rights with respect to their founding shares or Insider Warrants (or underlying securities). The holders of the majority of the founding shares are entitled to demand that the Company register these shares at any time commencing three months prior to the first anniversary of the consummation of a Business Combination. The holders of the Insider Warrants (or underlying securities) are entitled to demand that the Company register such securities at any time after the Company consummates a Business Combination. In addition, the Initial Stockholders and holders of the Insider Warrants (or underlying securities) have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

RHAPSODY ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

4. Commitments  – (continued)

The Representative has been engaged by the Company to act as the Company’s non exclusive investment banker in connection with a proposed Business Combination. For assisting the Company in structuring and negotiating the terms of a Business Combination, the Company will pay the Representative a cash transaction fee equal to 1% of the total consideration paid in connection with the Business Combination, with a maximum fee to be paid of $360,000.

5. Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the Common Stock on a Business Combination.

6. Common Stock

The Company is authorized to issue 15,000,000 shares of common stock, of which 6,300,000 were issued and outstanding as of March 31, 2007, including 1,034,483 common shares subject to possible conversion.

At March 31, 2007, 7,211,364 shares of common stock were reserved for issuance upon exercise of the Warrants and the Option.

The Company currently has no commitments to issue any shares of common stock other than as described herein; however, the Company will, in all likelihood, issue a substantial number of additional shares in connection with a Business Combination. To the extent that additional shares of common stock are issued, dilution to the interests of the Company’s stockholders who participated in the Offering will occur.

7. Income Taxes

Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

A provision of $72,954 was made for state and local income taxes. Since the majority of the Company’s interest income is not subject to federal income taxes, Rhapsody generated a net operating loss of approximately $220,000 for federal income tax purposes. A full valuation allowance was made for the resulting deferred tax asset, as it is uncertain if and when the Company will be able to utilize this net operating loss.

Franchise taxes incurred in the State of Delaware of $24,877 are included in the general and administrative expenses.

Annex A

CONFORMED COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

RHAPSODY ACQUISITION CORP.,

PRIMORIS CORPORATION

and

CERTAIN OF THE SHAREHOLDERS OF

PRIMORIS CORPORATION

DATED AS OF FEBRUARY 19, 2008

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of February 19, 2008, by and among Rhapsody Acquisition Corp., a Delaware corporation (“Delcorp”), Primoris Corporation, a Nevada corporation (“Company”), and each of the persons listed under the caption “Signing Shareholders” on the signature page hereof, such persons being certain of the shareholders of the Company (each a “Signing Shareholder” and, collectively, the “Signing Shareholders.”)

RECITALS

A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2) and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Nevada General Corporation Law (the “NGCL”) and other applicable law, Delcorp and Company intend to enter into a business combination transaction by means of a merger in which the Company will merge with Delcorp and Delcorp will be the surviving entity, through an exchange of all the issued and outstanding shares of capital stock of the Company for shares of common stock of Delcorp.

B. The Boards of Directors of each of the Company and Delcorp have determined that the Merger (as defined in Section 1.1) is fair to, and in the best interests of, their respective companies and their respective stockholders.

C. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows (defined terms used in this Agreement are listed alphabetically in Article IX, together with the Section and, if applicable, paragraph number in which the definition of each such term is located):

ARTICLE I
THE MERGER

1.1 The Merger.  At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the NGCL, the Company shall be merged with and into Delcorp (the “Merger”), the separate corporate existence of the Company shall cease and Delcorp shall continue as the surviving corporation. Delcorp as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2 Effective Time; Closing.  Subject to the conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by (a) filing Articles of Merger (the “Articles of Merger”) with the Secretary of State of the State of Nevada in accordance with the applicable provisions of Nevada law and (b) filing with the Secretary of State of the State of Delaware in accordance with applicable provisions of the DGCL a Certificate of Merger (the “Certificate of Merger”) (the time of such filing with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Company and Delcorp and specified in the Certificate of Merger, being the “Effective Time”) as soon as practicable on or after the Closing Date (as herein defined). The term “Agreement” as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules hereto (including the Company Schedule and the Delcorp Schedule, as defined in the preambles to Articles II and III hereof, respectively). Unless this Agreement shall have been terminated pursuant to Section 8.1, the closing of the Merger (the “Closing”) shall take place at the offices of Graubard Miller, counsel to Delcorp, 405 Lexington Avenue, New York, New York 10174-1901 or at such other place as the parties mutually agree in writing at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”). Closing signatures may be transmitted by facsimile.

1.3 Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL and NGCL and other applicable provisions of Nevada law (together, with the NGCL, “Applicable Nevada Law”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the Certificate of Incorporation of Delcorp shall be amended and restated in the form of Exhibit A, and which shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law.

(b) Also, at the Effective Time, the Bylaws of Delcorp shall be amended and restated in the form of Exhibit B and which shall be the Bylaws of the Surviving Corporation.

1.5 Effect on Capital Stock.  Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and this Agreement and without any action on the part of the Company or the holders of any of the securities of the Company, the following shall occur:

(a) Conversion of Company Common Stock.  Other than any shares to be canceled pursuant to Section 1.5(c), each share of common stock, par value $.001, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time will be automatically converted (subject to Section 1.5(e)) into (i) the number of shares of common stock, par value $0.0001, of Delcorp (“Delcorp Common Stock”) equal to (A) 24,094,800 divided by (B) the Outstanding Common Stock Number plus (ii) the right to receive that number of EBITDA Shares (as defined in Section 1.18(c)) for each year with respect to which EBITDA Shares are issuable equal to (C) the number of EBITDA Shares issuable with respect to such year divided by (D) the Outstanding Common Stock Number as set forth in the attached Exhibit C.   As used herein, “Outstanding Common Stock Number” means the number of shares of Company Common Stock outstanding immediately prior to the Effective Time plus additional shares in the amount of eighty-one (81) shares for Roger Newnham (“Born”) and thirteen (13) shares for Albert Morteboy (“Morteboy”) to treat them, for purposes of calculating the Outstanding Common Stock Number, as if they had been shareholders prior to the Closing. Born and Morteboy are hereinafter collectively referred to as the “Foreign Managers”. The numbers of shares of Delcorp Common Stock that would otherwise be issuable pursuant to this Section 1.5(a) (including EBITDA Shares) to Persons who hold Dissenting Shares (as defined in Section 1.17(b)) and exercise their dissenters’ rights pursuant to Applicable Nevada Law shall not be issued to such Persons and shall be canceled.

(b) Certificates for Shares.  Certificates representing the shares of Delcorp Common Stock issuable pursuant to clause (i) of Section 1.5(a) (“Base Shares”) shall be issued to the holders of certificates representing the shares of Company Common Stock (“Company Certificates”) upon surrender of the Company Certificates in the manner provided in Section 1.6 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and indemnity, if required) in the manner provided in Section 1.8). Each holder shall be issued separate certificates for such holder’s Escrow Shares (as defined in Section 1.11) and for the remaining number of shares of Delcorp Common Stock to which such holder is entitled. Certificates for shares of Delcorp Common Stock representing EBITDA Shares shall be issued to the Persons who have surrendered Company Certificates within five business days following the release of the audited financial statements of Delcorp for the year with respect to which such EBITDA Shares are issuable.

(c) Cancellation of Treasury and Delcorp-Owned Stock.  Each share of Company Common Stock held by the Company or owned by Delcorp or any direct or indirect wholly-owned subsidiary of the Company or of Delcorp immediately prior to the Effective Time shall be canceled and extinguished without any conversion or payment in respect thereof.

(d) Adjustments to Exchange Ratios.  The numbers of shares of Delcorp Common Stock that the holders of the Company Common Stock are entitled to receive as a result of the Merger (including but not limited to the Base Shares and EBITDA Shares) shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Delcorp Common Stock or Company Common Stock), extraordinary cash dividends (other than the distributions referred to in Section 5.24 hereof), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Delcorp Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

(e) Fractional Shares.  No fraction of a share of Delcorp Common Stock will be issued by virtue of the Merger, and each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Delcorp Common Stock (after aggregating all fractional shares of Delcorp Common Stock that otherwise would be received by such holder) shall, upon compliance with Section 1.6, receive from Delcorp, in lieu of such fractional share, one (1) share of Delcorp Common Stock.

1.6 Surrender of Certificates.

(a) Exchange Procedures.  Upon surrender of Company Certificates at the Closing, the holders of such Company Certificates shall receive in exchange therefor certificates representing the Base Shares into which their shares of Company Common Stock shall be converted at the Effective Time, less the Escrow Shares, and the Company Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Company Certificates will be deemed, from and after the Effective Time, to evidence only the right to receive the applicable number of shares of Delcorp Common Stock issuable pursuant to Section 1.5(a) ..

(b) Distributions With Respect to Unexchanged Shares.  No dividends or other distributions declared or made after the date of this Agreement with respect to Delcorp Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Company Certificates with respect to the shares of Delcorp Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such Company Certificates. Subject to applicable law, following surrender of any such Company Certificates with a properly completed letter of transmittal, Delcorp shall promptly deliver to the record holders thereof, without interest, the certificates representing shares of Delcorp Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Delcorp Common Stock.

(c) Transfers of Ownership.  If certificates representing shares of Delcorp Common Stock are to be issued in a name other than that in which the Company Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Company Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Delcorp or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Delcorp Common Stock in any name other than that of the registered holder of the Company Certificates surrendered, or established to the satisfaction of Delcorp or any agent designated by it that such tax has been paid or is not payable.

(d) Required Withholding.  Delcorp and the Surviving Corporation shall each be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as are required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(e) No Liability.  Notwithstanding anything to the contrary in this Section 1.6, neither Delcorp, the Company, the Surviving Corporation nor any other party hereto shall be liable to a holder of shares of Delcorp Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.7 No Further Ownership Rights in Company Stock.  All shares of Delcorp Common Stock issued in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to shares of Company Common Stock and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.8 Lost, Stolen or Destroyed Certificates.  In the event that any Company Certificates shall have been lost, stolen or destroyed, Delcorp shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, the certificates representing the shares of Delcorp Common Stock that the shares of Company Common Stock formerly represented by such Company Certificates were converted into and any dividends or distributions payable pursuant to Section 1.6(b) ; provided, however, that, as a condition precedent to the issuance of such certificates representing shares of Delcorp Common Stock and other distributions, the owner of such lost, stolen or destroyed Company Certificates shall indemnify Delcorp against any claim that may be made against Delcorp or the Surviving Corporation with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

1.9 Tax Consequences.  It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code and the regulations thereunder. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of the United States Income Tax Regulations issued with respect to Section 368.

1.10 Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Company will take all such lawful and necessary action.

1.11 Escrow.  As the sole remedy for the indemnity obligations set forth in Article VII, at the Closing, the Persons receiving shares of Delcorp Common Stock to be issued as a result of the Merger shall deposit in escrow an aggregate of 1,807,110 of the Base Shares received by such Persons as a result of the Merger (the “Escrow Shares”), which shares shall be allocated among the Persons entitled to receive them in the same proportions as the shares of Delcorp Common Stock are allocated among them, all in accordance with the terms and conditions of the Escrow Agreement to be entered into at the Closing between Delcorp, the Company, the Representative appointed pursuant to Section 1.14(b) and Continental Stock Transfer & Trust Company (“Continental”), as Escrow Agent, in the form annexed hereto as Exhibit D (the “Escrow Agreement”). On the date (the “Basic Escrow Termination Date”) that is the later of (i) thirty (30) days after the date on which Delcorp has filed its Report on Form 10-K pursuant to the Securities Exchange Act of 1934, as amended (“Exchange Act”), for its 2008 fiscal year or (ii) one year after the Closing Date, the Escrow Agent shall release 1,445,688 of the original number of Escrow Shares, less that number of Escrow Shares applied in satisfaction of or reserved with respect to indemnification claims made prior to such date, to the shareholders of the Company in the same proportions as originally deposited into escrow. The remaining Escrow Shares (the “T/E Indemnity Shares”) shall be available for indemnification only with respect to Tax Indemnification Claims and Environmental Indemnification Claims (each as hereinafter defined). On the date (the “T/E Escrow Termination Date”) that is the first business day following the date that is the third anniversary of the Closing Date, the Escrow Agent shall deliver the T/E Indemnity Shares, less any of such shares applied in satisfaction of a Tax Indemnification Claim or an Environmental Indemnification Claim and any of such shares related to a Tax Indemnification Claim or an Environmental Indemnification Claim that is then unresolved, to each shareholder of the Company in the same proportions as initially deposited in escrow. Any Escrow Shares held with respect to any unresolved claim for indemnification and not applied as indemnification with respect to such claim upon its resolution shall be delivered to such Persons promptly upon such resolution. “Tax Indemnification Claim” means a claim for indemnification pursuant to Article VII with respect to (x) a breach of the representations and warranties set forth in Section 2.15 and (y) the matters referred to in Schedule 2.15. “Environmental Indemnification Claim” means a claim for indemnification pursuant to Article VII with respect to a breach of the representations and warranties set forth in Section 2.16.

1.12 Rule 145.  All shares of Delcorp Common Stock issued pursuant to this Agreement to “affiliates” of the Company listed in Schedule 1.12 will be subject to certain resale restrictions under Rule 145 promulgated under the Securities Act and all certificates representing such shares shall bear an appropriate restrictive legend.

1.13 Signing Shareholder Matters.

(a) By his, her or its execution of this Agreement, each Signing Shareholder, in his, her or its capacity as a shareholder of the Company, hereby agrees to vote in favor of the approval and adoption of this

Agreement and to authorize the Company, its directors and officers to take all actions necessary for the consummation of the Merger and the other transactions contemplated by the provisions of this Agreement and its Exhibits at a meeting of the shareholders of the Company to be held promptly after distribution of the Proxy Statement/Prospectus (as defined in Section 5.1(a)) to the shareholders of the Company and the stockholders of Delcorp.

(b) Each Signing Shareholder, for himself, herself or itself only, represents and warrants as follows: (i) all Delcorp Common Stock to be acquired by such Signing Shareholder pursuant to this Agreement will be acquired for his, her or its account and not with a view towards distribution thereof other than, with respect to Signing Shareholders that are entities, transfers to its stockholders, partners or members; (ii) he, she or it understands that he, she or it must bear the economic risk of the investment in the Delcorp Common Stock, which cannot be sold by he, she or it unless it is registered under the Securities Act, or an exemption therefrom is available thereunder; (iii) he, she or it has had both the opportunity to ask questions and receive answers from the officers and directors of Delcorp and all persons acting on Delcorp’s behalf concerning the business and operations of Delcorp and to obtain any additional information to the extent Delcorp possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of such information; and (iv) he, she or it has had access to the Delcorp SEC Reports filed prior to the date of this Agreement. Each Signing Shareholder acknowledges, as to himself, herself or itself only, that (v) he, she or it is either (A) an “accredited investor” as such term is defined in Rule 501(a) promulgated under the Securities Act or (B) a person possessing sufficient knowledge and experience in financial and business matters to enable it to evaluate the merits and risks of an investment in Delcorp; and (vi) he, she or it understands that the certificates representing the Delcorp Common Stock to be received by he, she or it may bear legends to the effect that the Delcorp Common Stock may not be transferred except upon compliance with (C) the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom, and (D) the provisions of this Agreement. Each Signing Shareholder that is an entity, for itself, represents, warrants and acknowledges, with respect to each holder of its equity interests, to the same effect as the foregoing provisions of this Section 1.13(b).

(c) Each Signing Shareholder, for himself, herself or itself, represents and warrants that the execution and delivery of this Agreement by such Signing Shareholder does not, and the performance of his, her or its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a “Governmental Entity”), except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, state securities laws (“Blue Sky Laws”), and the rules and regulations thereunder, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in Section 10.2(a)) on such Signing Shareholder or the Company or, after the Closing, the Delcorp, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

(d) Each Signing Shareholder, for himself, herself or itself, represents and warrants that he, she or it owns the shares of Company Common Stock listed on Exhibit C as being owned by him, her or it free and clear of all Liens.

1.14 Committee and Representative for Purposes of Escrow Agreement.

(a) Delcorp Committee.  Prior to the Closing, the Board of Directors of Delcorp shall appoint a committee consisting of one or more of its then members to act on behalf of Delcorp to take all necessary actions and make all decisions pursuant to the Escrow Agreement regarding Delcorp’s right to indemnification pursuant to Article VII hereof. In the event of a vacancy in such committee, the Board of Directors of Delcorp shall appoint as a successor a Person who was a director of Delcorp prior to the Closing Date or some other Person who would qualify as an “independent” director of Delcorp and who has not had any relationship with the Company prior to the Closing. Such committee is intended to be the “Committee” referred to in Article VII hereof and the Escrow Agreement.

(b) Representative.  The Signing Shareholders hereby designate Brian Pratt to represent the interests of the Persons entitled to receive Delcorp Common Stock as a result of the Merger for purposes of the Escrow Agreement (such designee and any successor, the “Representative”). If such Person ceases to serve in such capacity, for any reason, the Signing Shareholders shall designate his or her successor. Failing such designation within 10 business days after the Representative has ceased to serve, those members of the Board of Directors of Delcorp who were directors of the Company prior to the Closing shall appoint as successor a Person who was a former shareholder of the Company or such other Person as such members shall designate. Such Person or successor is intended to be the “Representative” referred to in Section 1.11 and Article VII hereof and the Escrow Agreement.

1.15 Outstanding Company Derivative Securities.  The Company shall arrange that the holders of all outstanding options, warrants and other derivative securities of the Company exercise such securities after the Special Meeting but prior to the Effective Time without the payment of any consideration therefor by the Company other than the issuance of shares of Company Common Stock and cash that is owed to any of the Foreign Managers pursuant to the Termination Agreements each of the Foreign Managers has entered into with Delcorp, the Company and certain other Persons. Such exercise may be made contingent upon the occurrence of the Closing.

1.16 Intentionally Omitted.

1.17 Shares Subject to Dissenters’ Rights.

(a) Notwithstanding Section 1.5 hereof, Dissenting Shares shall not be converted into a right to receive Delcorp Common Stock and the holders thereof shall be entitled only to such rights as are granted by Applicable Nevada Law. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Applicable Nevada Law shall receive payment therefor from the Surviving Corporation in accordance with Applicable Nevada Law, provided, however, that (i) if any shareholder of the Company who asserts dissenters’ rights in connection with the Merger (a “Dissenter”) shall have failed to establish his entitlement to such rights as provided in Applicable Nevada Law, or (ii) if any such Dissenter shall have effectively withdrawn his demand for payment for such shares or waived or lost his right to payment for his shares under the appraisal rights process under Applicable Nevada Law, the shares of Company Common Stock held by such Dissenter shall be treated as if they had been converted, as of the Effective Time, into a right to receive Delcorp Common Stock and as provided in Section 1.5.   The Company shall give Delcorp prompt notice of any demands for payment received by the Company from a person asserting appraisal rights, and Delcorp shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Delcorp, make any payment with respect to, or settle or offer to settle, any such demands.

(b) As used herein, “Dissenting Shares” means any shares of Company Common Stock held by shareholders of the Company who are entitled to rights to receive payment for their shares under Chapter 92A of the Nevada Revised Statutes and who have properly exercised, perfected and not subsequently withdrawn or lost or waived their rights to demand payment with respect to their shares in accordance therewith.

1.18 EBITDA Shares.

(a) If, for the fiscal year of Delcorp ending December 31, 2008, Delcorp has EBITDA equal to or greater than $39,300,000, Delcorp shall issue to the holders of Company Certificates, in the aggregate, pursuant to Section 1.5(b), 2,500,000 shares of Delcorp Common Stock.

(b) Regardless of whether Delcorp has EBITDA equal to or greater than $39,300,000 for its fiscal year ending December 31, 2008, if for the fiscal year of Delcorp ending December 31, 2009, Delcorp has EBITDA equal to or greater than $46,000,000, Delcorp shall issue to the holders of Company Certificates, in the aggregate, pursuant to Section 1.5(b), 2,500,000 shares of Delcorp Common Stock.

(c) As used herein,

(i) ”EBITDA” means for the applicable fiscal year, using results taken from the audited financial statements of the Company, subject to certain adjustments, the following calculation: income before provision for income taxes, plus interest expense, less interest income, plus depreciation and amortization, plus amortization of intangible assets, plus any expenses arising solely from the Merger charged to income in such fiscal year, plus expense relating to the Termination Agreements with Born and Morteboy of $1,277,340 in 2008 only, plus any GAAP expense relating to the issuance of Rhapsody common stock to Born and Morteboy as part of the Termination Agreements in 2008 only, plus any expense (non-cash only) relating to the Delcorp Plan (as defined in Section 5.1(a)). In addition, any Rhapsody expenses prior to the Closing that are included in the Surviving Corporation’s 2008 income statement will be excluded for purposes of EBITDA calculation. Attached as Exhibit E is a sample calculation.

(ii) ”EBITDA Shares” means shares of Delcorp Common Stock issuable pursuant to either Section 1.18(a) or Section 1.18(b).

1.19 Registration of Shares.  Delcorp shall file as soon as possible after the Closing, and use its best efforts to cause to become effective, within 12 months after the Closing Date, a registration statement under the Securities Act with respect to the shares of Delcorp Common Stock issued pursuant to this Agreement prior to the expiration of such 12-month period, including EBITDA shares issued pursuant to Section 1.18(a), to those shareholders of the Company who are listed on Schedule 1.12.

1.20 Sale Restriction.  No public market sales of shares of Delcorp Common Stock whether or not issued as a result of the Merger, including EBITDA Shares, shall be made for a period of twelve months following the Closing Date. No private sales of shares of Delcorp Common Stock issued as a result of the Merger shall be made unless the purchaser acknowledges and agrees to the restriction stated in the preceding sentence by delivery to Delcorp of a written document to such effect. Certificates representing shares of Delcorp Common Stock issued as a result of the Merger shall bear a prominent legend to such effect.

ARTICLE II
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Subject to the exceptions set forth in Schedule 2 attached hereto (the “Company Schedule”), the Company and the Signing Shareholders hereby represent and warrant to, and covenant with, Delcorp as follows (as used in this Article II, and elsewhere in this Agreement, the term “Company” includes the Subsidiaries, as hereinafter defined, unless the context clearly otherwise indicates):

2.1 Organization and Qualification.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by the Company to be conducted. The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by the Company to be conducted, except where the failure to have such Approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Complete and correct copies of the certificate of incorporation and by-laws (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of the Company, as amended and currently in effect, have been heretofore made available to Delcorp or Delcorp’s counsel. The Company is not in violation of any of the provisions of the Company’s Charter Documents.

(b) The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Each jurisdiction in which the Company is so qualified or licensed is listed in Schedule 2.1.

(c) The minute books of the Company contain true, complete and accurate records of all written minutes for meetings and written consents in lieu of meetings of its Board of Directors (and any committees thereof), similar governing bodies and stockholders (“Corporate Records”) since the time of the Company’s organization. Copies of such Corporate Records of the Company have been made available to Delcorp or Delcorp’s counsel.

(d) The stock transfer, warrant and option transfer and ownership records of the Company contain true, complete and accurate records of the securities ownership as of the date of such records and the transfers involving the capital stock and other securities of the Company since the time of the Company’s incorporation. Copies of such records of the Company have been made available to Delcorp or Delcorp’s counsel.

2.2 Subsidiaries.

(a) The Company has no direct or indirect subsidiaries or participations in joint ventures or other entities other than those listed in Schedule 2.2 (the “Subsidiaries”). Except as set forth in Schedule 2.2, the Company owns all of the outstanding equity securities of the Subsidiaries, free and clear of all Liens (as defined in Section 10.2(e)). Except for the Subsidiaries, the Company does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or has any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b) Each Subsidiary that is a corporation is duly incorporated, validly existing and in good standing under the laws of its state of incorporation (as listed in Schedule 2.2) and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by the Company to be conducted. Each Subsidiary that is a limited liability company is duly organized or formed, validly existing and in good standing under the laws of its state of organization or formation (as listed in Schedule 2.2) and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by the Company to be conducted. Each Subsidiary is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by the Company to be conducted, except where the failure to have such Approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or such Subsidiary. Complete and correct copies of the Charter Documents of each Subsidiary, as amended and currently in effect, have been heretofore delivered to Delcorp or Delcorp’s counsel. No Subsidiary is in violation of any of the provisions of its Charter Documents.

(c) Each Subsidiary is duly qualified or licensed to do business as a foreign corporation or foreign limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or such Subsidiary. Each jurisdiction in which each Subsidiary is so qualified or licensed is listed in Schedule 2.2.

(d) The minute books of each Subsidiary contain true, complete and accurate records of all written minutes for meetings and written consents in lieu of meetings of its Board of Directors (and any committees thereof), similar governing bodies and stockholders. Copies of the Corporate Records of each Subsidiary have been heretofore made available to Delcorp or Delcorp’s counsel.

2.3 Capitalization.

(a) The authorized capital stock of the Company consists of 250,000 shares of Company Common Stock, of which 4,368 shares are issued and outstanding as of the date of this Agreement, all of which shares of Company Common Stock are validly issued, fully paid and nonassessable. Through Termination Agreements with the Foreign Managers, at the time of the Closing of the Merger, Rhapsody will issue common stock which would have represented an equivalent of an additional 94 shares in the aggregate to the Foreign Managers which would have resulted in 4,462 shares of Company Common Stock outstanding as of the date of the Closing. Other than Company Common Stock, the Company has no class or series of securities authorized by its Charter Documents. Schedule 2.3(a) hereto contains a list of all of the shareholders of the Company and the Foreign Managers, the number of shares of Company Common Stock owned, or to be owned at the time of the Closing, by each shareholder and Foreign Manager and each shareholder’s state of residence. Except as set forth in Schedule 2.3(a) hereto, as of the date of this Agreement, no shares of Company Common Stock are reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock granted to employees of Company or other parties (“Company Stock Options”) other than those issued by Rhapsody to the Foreign Managers. No shares of Company Common Stock are reserved for issuance upon the exercise of outstanding warrants or other rights (other than Company Stock Options) to purchase Company Common Stock other than to the Foreign Managers. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no commitments or agreements of any character to which Company is bound obligating Company to accelerate the vesting of any Company Stock Option as a result of the Merger. All outstanding shares of Company Common Stock and all outstanding Company Stock Options have been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable laws and regulations, and (y) all requirements set forth in any applicable Company Contracts (as defined in Section 2.19). The Company has heretofore delivered to Delcorp or Delcorp’s counsel true and accurate copies of the forms of documents used for the issuance of Company Stock Options and shares to the Foreign Managers and a true and complete list of the holders thereof, including their names and the numbers of shares of Company Common Stock underlying such holders’ Company Stock Options or in the alternative the names of the Foreign Managers.

(b) Except as set forth in Schedule 2.3(b) hereto or as set forth in Section 2.3(a) hereof, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or obligating the Company to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(c) Except as contemplated by this Agreement and except as set forth in Schedule 2.3(c) hereto, there are no registration rights, and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which the Company is a party or by which the Company is bound with respect to any equity security of any class of the Company.

(d) Except as set forth in Schedule 2.3(d), no outstanding shares of Company Common Stock are unvested or subjected to a repurchase option, risk of forfeiture or other condition under any applicable agreement with the Company.

(e) The authorized and outstanding capital stock or membership interests of each Subsidiary are set forth in Schedule 2.3(e) hereto. Except as set forth in Schedule 2.3(e), the Company owns all of the outstanding equity securities of each Subsidiary, free and clear of all Liens, either directly or indirectly through one or more other Subsidiaries. There are no outstanding options, warrants or other rights to purchase securities of any Subsidiary.

2.4 Authority Relative to this Agreement.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of the Company (including the approval by its Board of Directors and shareholders, subject in all cases to the satisfaction of the terms and conditions of this Agreement, including the conditions set forth in Article VI), and no other corporate proceedings on the part of the Company or its shareholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby pursuant to Applicable Nevada Law and the terms and conditions of this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

2.5 No Conflict; Required Filings and Consents.  Except as set forth in Schedule 2.5 hereto:

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company shall not, (i) conflict with or violate the Company’s Charter Documents, (ii) subject to obtaining the adoption of this Agreement and the Merger by the stockholders of the Company, conflict with or violate any Legal Requirements (as defined in Section 10.2(b)), (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company pursuant to, any Company Contracts or (iv) result in the triggering, acceleration or increase of any payment to any Person pursuant to any Company Contract, including any “change in control” or similar provision of any Company Contract, except, with respect to clauses (ii), (iii) or (iv), for any such conflicts, violations, breaches, defaults, triggerings, accelerations, increases or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on the Company.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other third party (including, without limitation, lenders and lessors), except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act or Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which the Company is licensed or qualified to do business, (ii) for the filing of any notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if required upon advice of counsel, and the expiration of the required waiting period thereunder, (iii) the consents, approvals, authorizations and permits described in Schedule 2.5, and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or, after the Closing, the Delcorp or the Surviving Corporation, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

2.6 Compliance.  Except as disclosed in Schedule 2.6, during the ten year period prior to the date of the Closing the Company has complied with and is not in violation of any Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on the Company. The businesses and activities of the Company have not been and are not being conducted in violation of any Legal Requirements. The Company is not in default or violation of any term, condition or provision of any applicable Charter Documents. Except as set forth in Schedule 2.6, during the ten year period prior to the date of the Closing no written notice of non-compliance with any Legal Requirements has been received by the Company (and the Company has no knowledge of any such notice delivered to any other Person). The Company is not in violation of any term of any Company Contract, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on the Company.

2.7 Financial Statements.

(a) The Company has provided to Delcorp a correct and complete copy of the audited consolidated financial statements (including any related notes thereto) of the Company for the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004 (the “Audited Financial Statements”). The Audited Financial Statements were prepared in accordance with generally accepted accounting principles of the United States (“U.S. GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presents in all material respects the financial position of the Company at the respective dates thereof and the results of its operations and cash flows for the periods indicated.

(b) The Company has provided to Delcorp a correct and complete copy of the unaudited consolidated financial statements of the Company for the nine month period ended September 30, 2007 (including any notes related thereto) (the “Unaudited Financial Statements”). The Unaudited Financial Statements comply as to form in all material respects, and were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved and in a manner consistent with the preparation of the Audited Financial Statements, and fairly present in all material respects the financial position of the Company at the date thereof and the results of its operations and cash flows for the period indicated, except that such statements are subject to normal audit adjustments that are not expected to have a Material Adverse Effect on the Company.

(c) The books of account, minute books, stock certificate books and stock transfer ledgers and other similar books and records of the Company have been maintained in accordance with good business practice, are complete and correct in all material respects and there have been no material transactions that are required to be set forth therein and which have not been so set forth.

(d) Except as otherwise noted in the Audited Financial Statements or the Unaudited Financial Statements, the accounts and notes receivable of the Company reflected on the balance sheets included in the Audited Financial Statements and the Unaudited Financial Statements: (i) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, except as such may be limited by bankruptcy, insolvency, reorganization, or other similar laws affecting creditors’ rights generally, and by general equitable principles, (iii) are not subject to any valid set-off or counterclaim except to the extent set forth in such balance sheet contained therein other than possible back charges which to the Company’s knowledge do not exist at this time, which back charges, to the Company’s knowledge, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect upon the Company and its Subsidiaries taken as a whole, (iv) are collectible in the ordinary course of business consistent with past practice in the aggregate recorded amounts thereof, net of any applicable reserve reflected in such balance sheet referenced above, and (v) are not the subject of any actions or proceedings brought by or on behalf of the Company. The parties to this Agreement agree that the representations contained in this Section 2.7(d) are not intended to imply or represent that any job or project of the Company or its Subsidiaries under contract as of the Closing Date will have any level of profitability or may not result in a loss.

2.8 No Undisclosed Liabilities.  Except as set forth in Schedule 2.8 hereto, the Company and its Subsidiaries have no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to financial statements that are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its Subsidiaries, except: (i) liabilities provided for in or otherwise disclosed in the interim balance sheet included in the Unaudited Financial Statements or in the notes to the Audited Financial Statements, and (ii) such liabilities arising in the ordinary course of the Company’s business since December 31, 2006, none of which, individually or in the aggregate, would have a Material Adverse Effect on the Company.

2.9 Absence of Certain Changes or Events.  Except as set forth in Schedule 2.9 hereto or in the Unaudited Financial Statements, since December 31, 2006, there has not been: (i) any Material Adverse Effect on the Company and its Subsidiaries, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s stock, or any purchase, redemption or other acquisition by the Company of any of the Company’s capital stock or any other securities of the Company or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of the Company’s capital stock, (iv) any granting by the Company or its Subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by the Company or any of its Subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by the Company or any of its Subsidiaries of any increase in severance or termination pay or any entry by the Company or any of its Subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby, (v) entry by the Company or any of its Subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.18 hereof) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by the Company or any of its Subsidiaries with respect to any Governmental Entity, (vi) any material change by the Company or any of its Subsidiaries in its accounting methods, principles or practices, (vii) any change in the auditors of the Company, (viii) any issuance of capital stock of the Company, (ix) any revaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of the Company other than in the ordinary course of business, or (x) any agreement, whether written or oral, to do any of the foregoing.

2.10 Litigation.  Except as disclosed in Schedule 2.10 hereto, there are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that involve (a) a worker compensation claim in excess of $100,000 or (a) any other claim in excess of $250,000.

2.11 Employee Benefit Plans.

(a) Schedule 2.11(a) lists all employee compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document) covering any active or former employee, director or consultant of the Company or any of its Subsidiaries, or any trade or business (whether or not incorporated) which is under common control with the Company or any of its Subsidiaries, with respect to which the Company has liability (individually, a “Plan,” and, collectively, the “Plans”). All Plans have been maintained and administered in all material respects in compliance with their respective terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Plans, and all liabilities with respect to the Plans have been properly reflected in the financial statements and records of the Company or any of its Subsidiaries. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought, or, to the knowledge of the Company, is threatened, against or with respect to any Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by any governmental agency with respect to any Plan. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Plans have been timely made or accrued. The Company or any of its Subsidiaries do not have any plan or commitment to establish any new Plan, to modify any Plan (except to the extent required by law or to conform any such Plan to the requirements of any applicable law, in each case as previously disclosed to Delcorp in writing, or as required by this Agreement), or to enter into any new Plan. Except as disclosed in Schedule 2.11(a), each Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without liability to Delcorp, the Company or any of its Subsidiaries (other than ordinary administration expenses and expenses for benefits accrued but not yet paid).

(b) Except as disclosed in Schedule 2.11(b) hereto, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or employee of the Company and its Subsidiaries under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

2.12 Labor Matters.

(a) Except as set forth on Schedule 2.12, the Company and its Subsidiaries are not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company and its Subsidiaries nor, to the Company’s knowledge, are there any activities or proceedings of any labor union to organize any such employees. There are no pending grievance or similar proceedings involving the Company and its Subsidiaries and any of its employees subject to a collective bargaining agreement or other labor union contract and there are no continuing obligations of the Company and its Subsidiaries pursuant to the resolution of any such proceeding that is no longer pending.

(b) Except as provided for in the collective bargaining agreements and labor union contracts set forth on Schedule 2.12, each employee and consultant of the Company and its Subsidiaries is terminable “at will” subject to applicable notice periods as set forth by law or in the employment agreement, but in any event not more than ninety (90) days, and there are no agreements or understandings between the Company and its Subsidiaries and any of their employees or consultants that their employment or services will be for any particular period. The Company has no knowledge that any of its officers or key employees intends to terminate his or her employment with the Company or any of its Subsidiaries. The Company and any of it Subsidiaries are in compliance in all material respects and, to the Company’s knowledge, each of the Company’s and its Subsidiaries’ employees and consultants is in compliance in all material respects, with the terms of the respective employment and consulting agreements between the Company or its Subsidiaries and such individuals. Except as otherwise disclosed in Schedule 2.12, there are not, and there have not been, any oral or informal arrangements, commitments or promises between the Company or its Subsidiaries and any employees or consultants of the Company or its Subsidiaries that have not been documented as part of the formal written agreements between any such individuals and the Company or its Subsidiaries that have been made available to Delcorp.

(c) The Company and its Subsidiaries are in compliance in all material respects with all Legal Requirements applicable to its employees, respecting employment, employment practices, terms and conditions of employment and wages and hours and is not liable for any arrears of wages or penalties with respect thereto. The Company’s and its Subsidiaries’ obligations to provide statutory severance pay to their employees are fully funded or accrued on the Unaudited Financial Statements and the Company has no knowledge of any circumstance that could give rise to any valid claim by a current or former employee for compensation on termination of employment (beyond the statutory severance pay to which employees are entitled). All amounts that the Company is legally or contractually required either (x) to deduct from its employees’ salaries or to transfer to such employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from its employees’ salaries and benefits and to pay to any Governmental Entity as required by applicable Legal Requirements have, in each case, been duly deducted, transferred, withheld and paid, and the Company and its Subsidiaries do not have any outstanding obligation to make any such deduction, transfer, withholding or payment. There are no pending, or to the Company’s knowledge, threatened or reasonably anticipated claims or actions against the Company and its Subsidiaries by any employee in connection with such employee’s employment or termination of employment by the Company or any of its Subsidiaries.

(d) No employee or former employee of the Company and its Subsidiaries is owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued in the ordinary course of business during the current pay period and any accrued benefits for services, which by their terms or under applicable law, are payable in the future, such as accrued vacation, recreation leave and severance pay).

2.13 Restrictions on Business Activities.  Except as disclosed in Schedule 2.13 hereto, there is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or its Subsidiaries or their assets or to which the Company or its Subsidiaries is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or its Subsidiaries, any acquisition of property by the Company or its Subsidiaries or the conduct of business by the Company or its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and could not reasonably be expected to have a Material Adverse Effect on the Company or its Subsidiaries.

2.14 Title to Property.

(a) All real property owned by the Company and its Subsidiaries (including improvements and fixtures thereon, easements and rights of way) is shown or reflected on the balance sheet of the Company included in the Unaudited Financial Statements and is listed on Schedule 2.14(a) hereto. The Company and its Subsidiaries have good, valid and marketable fee simple title to the real property respectively owned by each such entity, and except as set forth in the Audited Financial Statements or on Schedule 2.14(a) hereto, all of such real property is held free and clear of (i) all leases, licenses and other rights to occupy or use such real property and (ii) all Liens, rights of way, easements, restrictions, exceptions, variances, reservations, covenants or other title defects or limitations of any kind, other than liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby. Schedule 2.14(a) hereto also contains a list of all options or other contracts under which the Company and its Subsidiaries have a right to acquire or the obligation to sell any interest in real property.

(b) Except as otherwise disclosed on Schedule 2.14(b), all leases of real property held by the Company and its Subsidiaries, and all personal property and other property and assets of the Company and its Subsidiaries owned, used or held for use in connection with the business of the Company and its Subsidiaries (the “Personal Property”) are shown or reflected on the balance sheet included in the Audited Financial Statements or the Unaudited Financial Statements, to the extent required by U.S. GAAP, as of the dates of such Audited Financial Statements and Unaudited Financial Statements, other than those entered into or acquired on or after the date of the Unaudited Financial Statements in the ordinary course of business. Schedule 2.14(b) hereto contains a list of all leases of real property and Personal Property held by the Company and its Subsidiaries where the annual lease payments are greater than $100,000 (other than leases of vehicles, office equipment, or operating equipment made in the ordinary course of business). The Company and its Subsidiaries have good and marketable title to the Personal Property owned respectively by each such entity, and all such Personal Property is in each case held free and clear of all Liens, except for Liens disclosed in the Audited Financial Statements or in Schedule 2.14(b) hereto, none of which Liens is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on such property or on the present or contemplated use of such property in the businesses of the Company or any of its Subsidiaries.

(c) All leases pursuant to which the Company an/or its Subsidiaries lease from others material real property or Personal Property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of the Company or its Subsidiaries or, to the Company’s knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such validity and effectiveness or the existence of such default or event of default could not reasonably be expected to have a Material Adverse Effect on the Company or its Subsidiaries.

(d) The Company and its Subsidiaries are in possession of, or has valid and effective rights to, all properties, assets and rights (including Intellectual Property) required, in all material respects for the effective conduct of its business, as it is currently operated and expected to be operated in the future, in the ordinary course.

2.15 Taxes.

(a) Definition of Taxes.   For the purposes of this Agreement, “Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, assessments, governmental charges and duties together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other Person with respect to any such amounts and including any liability of a predecessor entity for any such amounts.

(b) Tax Returns and Audits.  Except as set forth in Schedule 2.15 hereto:

(i) The Company and its Subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes (“Returns”) required to be filed by the Company or its Subsidiaries with any Tax authority prior to the date hereof, except such Returns that are not material to the Company or its Subsidiaries. All such Returns are true, correct and complete in all material respects. The Company and its Subsidiaries have paid all Taxes shown to be due and payable on such Returns.

(ii) All Taxes that the Company and its Subsidiaries are required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(iii) The Company and its Subsidiaries have not been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against the Company or its Subsidiaries, nor have the Company or its Subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax. The Company and its Subsidiaries have complied with all Legal Requirements with respect to payments made to third parties and the withholding of any payment of withheld Taxes and has timely withheld from employee wages and other payments and timely paid over in full to the proper taxing authorities all amounts required to be so withheld and paid over for all periods.

(iv) To the knowledge of the Company, no audit or other examination of any Return of the Company and its Subsidiaries by any Tax authority is presently in progress, nor has the Company or any Subsidiary been notified of any request for such an audit or other examination.

(v) No adjustment relating to any Returns filed by the Company or any Subsidiary has been proposed in writing, formally or informally, by any Tax authority to the Company or any Subsidiary or any representative thereof.

(vi) The Company and its Subsidiaries have no liability for any unpaid Taxes which have not been accrued for or reserved on the Company’s balance sheets included in the Audited Financial Statements or the Unaudited Financial Statements, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of the Company in the ordinary course of business.

(vii) The Company has not taken any action and does not know of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(viii) No current shareholder of the Company is a foreign person subject to withholding under Section 1445 of the Code and the regulations promulgated thereunder and the Company will provide certification to that effect from each shareholder to Delcorp at the Closing.

2.16 Environmental Matters.

(a) Except as disclosed in Schedule 2.16 hereto and except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect: (i) the Company and/or its Subsidiaries have complied with all applicable Environmental Laws (as defined below); (ii) the properties currently operated or being constructed by the Company or its Subsidiaries (including soils, groundwater, surface water, air, buildings or other structures) are not contaminated with any Hazardous Substances (as defined below) as a result of the actions or omissions of the Company and its Subsidiaries ; (iii) the properties formerly owned, operated or constructed by the Company and/or its Subsidiaries were not contaminated with Hazardous Substances by the Company and/or its Subsidiaries during the period of ownership, operation or construction by the Company or its Subsidiaries or, to the Company’s knowledge, during any prior period; (iv) the Company and/or its Subsidiaries are not subject to liability for any Hazardous Substance disposal or contamination on any third party or public property (whether above, on or below ground or in the atmosphere or water); (vi) neither the Company nor its Subsidiaries have received any notice, demand, letter, claim or request for information alleging that the Company and/or its Subsidiaries may be in violation of or liable under any Environmental Law; and (vii) the Company and/or its Subsidiaries are not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

(b) As used in this Agreement, the term “Environmental Law” means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

(c) As used in this Agreement, the term “Hazardous Substance” means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

(d) Schedule 2.16(d) sets forth all environmental studies and investigations completed within the last five (5) years or in process with respect to the Company and/or its subsidiaries or their respective properties, assets or operations, including to the knowledge of the Company all phase reports. All such written reports and material documentation relating to any such study or investigation have been provided by the Company to Delcorp.

2.17 Brokers; Third Party Expenses.  Except as set forth in Schedule 2.17 hereto, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or any transactions contemplated hereby. Except pursuant to Section 1.5, and as disclosed in Schedule 2.17 hereto, no shares of common stock, options, warrants or other securities of either Company or Delcorp are payable to any third party by Company as a result of this Merger.

2.18 Intellectual Property.

(a) Schedule 2.18 hereto contains a description of all material Intellectual Property of the Company and its Subsidiaries. For the purposes of this Agreement, the following terms have the following definitions:

(i) “Intellectual Property” shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) software and software programs; (v) domain names, uniform resource locators and other names and locators associated with the Internet (vi) industrial designs and any registrations and applications therefor; (vii) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor (collectively, “Trademarks”); (viii) all databases and data collections and all rights therein; (ix) all moral and economic rights of authors and inventors, however denominated, and (x) any similar or equivalent rights to any of the foregoing (as applicable).

(ii) “Company Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company or any of its Subsidiaries, including software and software programs developed by or exclusively licensed to the Company or any of its Subsidiaries (specifically excluding any off the shelf or shrink-wrap software).

(iii) “Registered Intellectual Property” means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any government or other legal authority.

(iv) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any of its Subsidiaries

(v) “Company Products” means all current versions of products or service offerings of the Company or any of its Subsidiaries.

(b) The Company and its Subsidiaries own or have enforceable rights to use all Intellectual Property required for the conduct of their respective business as presently conducted or as presently contemplated to be conducted. Except as disclosed in Schedule 2.18 hereto, no Company Intellectual Property or Company Product is subject to any material proceeding or outstanding decree, order, judgment, contract, license, agreement or stipulation restricting in any manner the use, transfer or licensing thereof by the Company or any of its Subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property or Company Product, which in any such case could reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.

(c) Except as disclosed in Schedule 2.18 hereto, the Company and its Subsidiaries owns and has good and exclusive title to each material item of Company Intellectual Property owned by it free and clear of any Liens (excluding non-exclusive licenses and related restrictions granted by it in the ordinary course of business); and the Company and its Subsidiaries are the exclusive owner of all material registered Trademarks and Copyrights used in connection with the operation or conduct of the business of the Company and its Subsidiaries including the sale of any products or the provision of any services by the Company and its Subsidiaries.

(d) The operation of the business of the Company and its Subsidiaries as such business currently is conducted, including the Company’s and its Subsidiaries’ use of any product, device or process, has not and does not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction and the Company and its Subsidiaries have not received any claims or threats from third parties alleging any such infringement, misappropriation or unfair competition or trade practices.

2.19 Agreements, Contracts and Commitments.

(a) Schedule 2.19 hereto sets forth a complete and accurate list of all Material Company Contracts (as hereinafter defined), specifying the parties thereto. For purposes of this Agreement, (i) the term “Company Contracts” shall mean all contracts, agreements, leases, mortgages, indentures, notes, bonds, licenses, permits, franchises, purchase orders, sales orders, and other understandings, commitments and obligations (including, without limitation, outstanding offers and proposals) of any kind, whether written or oral, to which the Company or any of its Subsidiaries is a party or by or to which any of the properties or assets of the Company or any of its Subsidiaries may be bound, subject or affected (including without limitation notes or other instruments payable to the Company or any of its Subsidiaries) and (ii) the term “Material Company Contracts” shall mean (x) each Company Contract (A) providing for payments (present or future) to the Company or any of its Subsidiaries in excess of $5,000,000 in the aggregate or (B) under or in respect of which the Company or any of its Subsidiaries presently have any liability or obligation of any nature whatsoever (absolute, contingent or otherwise) in excess of $5,000,000, (y) each Company Contract that otherwise is or may be material to the businesses, operations, assets, condition (financial or otherwise) or prospects of the Company or any of its Subsidiaries, and (z) the limitations of subclause (x) and subclause (y) notwithstanding, each of the following Company Contracts:

(i) any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money by or from the Company or any of its Subsidiaries and by or to any officer, director, stockholder or holder of derivative securities of the Company or any of its Subsidiaries (“Insider”);

(ii) any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money from an Insider by the Company;

(iii) any guaranty, direct or indirect, by the Company, a Subsidiary or any Insider of the Company of any obligation for borrowings, or otherwise, excluding endorsements made for collection in the ordinary course of business;

(iv) any Company Contract of employment or management;

(v) any Company Contract made other than in the ordinary course of business or (x) providing for the grant of any preferential rights to purchase or lease any asset of the Company or any of its Subsidiaries or (y) providing for any right (exclusive or non-exclusive) to sell or distribute, or otherwise relating to the sale or distribution of, any product or service of the Company or any of its Subsidiaries;

(vi) any obligation to register any shares of the capital stock or other securities of the Company or any of its Subsidiaries with any Governmental Entity;

(vii) any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(viii) any collective bargaining agreement with any labor union;

(ix) any lease or similar arrangement for the use by the Company or any of its Subsidiaries of real property or Personal Property where the annual lease payments are greater than $100,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business);

(x) any Company Contract granting or purporting to grant, or otherwise in any way relating to, any mineral rights or any other interest (including, without limitation, a leasehold interest) in real property;

(xi) any Company Contract to which any Insider of the Company or any of its Subsidiaries, or any entity owned or controlled by an Insider, is a party; and

(xii) any offer or proposal which, if accepted, would constitute any of the foregoing.

(b) Each Material Company Contract was entered into at arms’ length and in the ordinary course, is in full force and effect and, to the Company’s knowledge, is valid and binding upon and enforceable against each of the parties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. To the Company’s knowledge, no other party to a Material Company Contract is the subject of a bankruptcy or insolvency proceeding. True, correct and complete copies of all Material Company Contracts and all offers and proposals that, if accepted, would constitute Material Company Contracts (or written summaries in the case of oral Material Company Contracts or offers or proposals) have been made available to Delcorp or Delcorp’s counsel.

(c) Except as set forth in Schedule 2.19, neither the Company nor, to the best of the Company’s knowledge, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Company Contract, and no party to any Company Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on the Company and its Subsidiaries. Each Material Company Contract that has not expired by its terms is in full force and effect.

2.20 Insurance.  Schedule 2.20 sets forth the Company’s and its Subsidiaries insurance policies and fidelity and surety bonds covering the assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “Insurance Policies”). The insurances provided by such Insurance Policies are adequate in amount and scope for the Company’s and its Subsidiaries’ business and operations, including any insurance required to be maintained by Company Contracts.

2.21 Governmental Actions/Filings.

(a) The Company and its Subsidiaries have been granted and hold, and have made, all Governmental Actions/Filings (as defined below) (including, without limitation, Governmental Actions/Filings required for emission or discharge of effluents and pollutants into the air and the water) necessary to the conduct by the Company and its Subsidiaries of their business (as presently conducted and as presently proposed to be conducted) or used or held for use by the Company and its Subsidiaries except for any thereof that if not granted, held or made, would not have, individually or in the aggregate, a Material Adverse Effect upon the Company and its Subsidiaries taken as a whole. Each such Governmental Action/Filing is in full force and effect and will be renewed in the ordinary course of the Company’s business and the Company and its Subsidiaries are in substantial compliance with all of their obligations with respect thereto. No event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon the Company or any of its Subsidiaries taken as a whole. No Governmental Action/Filing is necessary to be obtained, secured or made by the Company or any of its Subsidiaries to enable any of them to continue to conduct its business and operations and use its properties after the Closing in a manner that is consistent with current practice except for any of such that, if not obtained, secured or made, would not, either individually or in the aggregate, have a Material Adverse Effect upon the Company or any of its Subsidiaries taken as a whole.

(b) Except as set forth in Schedule 2.21(b), no contractors’ licenses are necessary to be obtained, secured or made by the Company or any of its Subsidiaries to enable any of them to continue to conduct its businesses and operations and use its properties after the Closing in a manner which is consistent with current practice. All of the contractors’ licenses listed on Schedule 2.21(b) have been obtained, secured or made and are in full force and effect.

(c) For purposes of this Agreement, the term “Governmental Action/Filing” shall mean any franchise, license, certificate of compliance, authorization, consent, order, permit, approval, consent or other action of, or any filing, registration or qualification with, any federal, state, municipal, foreign or other governmental, administrative or judicial body, agency or authority.

2.22 Interested Party Transactions.  Except as set forth in the Schedule 2.22 hereto, no employee, officer, director or stockholder of the Company or any of its Subsidiaries or a member of his or her immediate family is indebted to the Company or any of its Subsidiaries, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of such Persons, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company or any of its Subsidiaries, and (iii) for other employee benefits made generally available to all employees. Other than those Company shareholders who are also shareholders in Stockdale Investment Group, Inc., and except as set forth in Schedule 2.22, to the Company’s knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom the Company or any of its Subsidiaries is affiliated or with whom the Company or any of its Subsidiaries has a contractual relationship, or in any Person that competes with the Company or any of its Subsidiaries, except that each employee, stockholder, officer or director of the Company or any of its Subsidiaries and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with the Company or any of its Subsidiaries. Except as set forth in Schedule 2.22, to the knowledge of the Company, no officer, director or Signing Shareholder or any member of their immediate families is, directly or indirectly, interested in any Material Company Contract with the Company or any of its Subsidiaries (other than such contracts as relate to any such Person’s ownership of capital stock or other securities of the Company or such Person’s employment with the Company or any of its Subsidiaries).

2.23 Board Approval.  The board of directors of the Company (including any required committee or subgroup thereof) has, as of the date of this Agreement, duly approved, subject to the approval of the Company’s shareholders, this Agreement and the transactions contemplated hereby.

2.24 Signing Shareholder Approval.  The shares of Company Common Stock owned by the Signing Shareholders and to which they have been granted the right to vote with respect to the Merger by other shareholders of the Company constitute, in the aggregate, the requisite amount of shares necessary for the adoption of this Agreement and the approval of the Merger by the shareholders of the Company in accordance with Applicable Nevada Law.

2.25 No Illegal or Improper Transactions.  Since January 1, 2002, neither the Company nor any of its Subsidiaries nor any Signing Shareholder or any officer, director, employee, agent or Affiliate of the Company or its Subsidiaries on its behalf has offered, paid or agreed to pay to any person or entity (including any governmental official) or solicited, received or agreed to receive from any such person or entity, directly or indirectly, any money or anything of value for the purpose or with the intent of (a) obtaining or maintaining business for the Company or any of its Subsidiaries, (b) facilitating the purchase or sale of any product or service, or (c) avoiding the imposition of any fine or penalty, in any manner which is in violation of any applicable ordinance, regulation or law, the effect of which, individually or in the aggregate, would reasonably be expected to be materially adverse to the business, assets, prospects or financial condition of the Company or any of its Subsidiaries, taken as a whole. To the Company’s knowledge, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable law. Neither the Company nor any of its Subsidiaries nor any officer, employee, contractor, subcontractor or agent of the Company or any of its Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Sec. 1514A(a).

2.26 Representations and Warranties Complete.  The representations and warranties of the Company and the Signing Shareholders included in this Agreement and any list, statement, document or information set forth in, or attached to, any Schedule provided pursuant to this Agreement or delivered hereunder, are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made.

2.27 Survival of Representations and Warranties.  The representations and warranties of the Company and the Signing Shareholders set forth in this Agreement shall survive the Closing as set forth in Section 7.3(a).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF DELCORP

Subject to the exceptions set forth in Schedule 3 attached hereto (the “Delcorp Schedule”), Delcorp represents and warrants to, and covenants with, the Company and the Signing Shareholders, as follows:

3.1 Organization and Qualification.

(a) Delcorp is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Delcorp to be conducted. Delcorp is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by Delcorp to be conducted, except where the failure to have such Approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Delcorp. Complete and correct copies of the Charter Documents of Delcorp, as amended and currently in effect, have been heretofore delivered to the Company. Delcorp is not in violation of any of the provisions of Delcorp’s Charter Documents.

(b) Delcorp is duly qualified or licensed to do business as a foreign corporation and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Delcorp.

3.2 Subsidiaries and Other Interests.

(a) Delcorp has no Subsidiaries and does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and Delcorp has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b) Delcorp does not own directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity (other than investments in short term investment securities).

3.3 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Delcorp consists of 15,000,000 shares of common stock, par value $0.0001 per share (“Delcorp Common Stock”) and 1,000,000 shares of preferred stock, par value $0.0001 per share (“Delcorp Preferred Stock”), of which 6,300,000 shares of Delcorp Common Stock and no shares of Delcorp Preferred Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and free of preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Delcorp or any agreement to which Delcorp is a party or by which it is bound, and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof or under applicable federal or state securities or “blue sky” laws. Delcorp has no outstanding bonds, debentures, notes or other obligations the holders of which have or upon the happening of certain events would have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of Delcorp on any matter.

(b) Except as set forth in Schedule 3.3(b), there are no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements, stock appreciation rights or similar derivative securities or instruments or commitments which obligate Delcorp to issue, transfer or sell any Delcorp Capital Stock or make any payments in lieu thereof. Other than the Voting Agreement and Lock-Up Agreement and as set forth in Schedule 3.3(b), there are no agreements or understandings to which Delcorp is a party with respect to the voting of any Delcorp Capital Stock or which restrict the transfer of any such shares, nor does Delcorp have knowledge of any such agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares. Other than the Voting Agreement and Lock-Up Agreement and as set forth in Schedule 3.3(b), there are no outstanding contractual obligations of Delcorp to repurchase, redeem or otherwise acquire any Delcorp Capital Stock or any other securities of Delcorp; and (i) no shares of Delcorp Common Stock or Delcorp Preferred Stock are reserved for issuance upon the exercise of outstanding options to purchase Delcorp Common Stock or Delcorp Preferred Stock granted to employees of Delcorp or other parties (“Delcorp Stock Options”) and there are no outstanding Delcorp Stock Options; (ii) no shares of Delcorp Common Stock or Delcorp Preferred Stock are reserved for issuance upon the exercise of outstanding warrants to purchase Delcorp Common Stock or Delcorp Preferred Stock (“Delcorp Warrants”) and there are no outstanding Delcorp Warrants; and (iii) no shares of Delcorp Common Stock or Delcorp Preferred Stock are reserved for issuance upon the conversion of the Delcorp Preferred Stock or any outstanding convertible notes, debentures or securities (“Delcorp Convertible Securities”). All shares of Delcorp Common Stock and Delcorp Preferred Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. All outstanding shares of Delcorp Common Stock and all outstanding Delcorp Warrants have been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable laws and regulations, and (y) all requirements set forth in any applicable Delcorp Contracts (as defined in Section 3.19). Delcorp has heretofore delivered to the Company true, complete and accurate copies of the Delcorp Warrants, including any and all documents and agreements relating thereto.

(c) The shares of Delcorp Common Stock to be issued by Delcorp in connection with the Merger, upon issuance in accordance with the terms of this Agreement, will be duly authorized and validly issued and such shares of Delcorp Common Stock will be fully paid and nonassessable.

(d) Except as set forth in Schedule 3.3(d) or as referenced in Section 1.19 of this Agreement, there are no registrations rights, and there is no voting trust, proxy, rights plan, antitakeover plan or other agreements or understandings to which the Delcorp is a party or by which the Delcorp is bound with respect to any security of any class of the Delcorp.

(e) Except as provided for in this Agreement or as set forth in Schedule 3.3(e), as a result of the consummation of the transactions contemplated hereby, no shares of capital stock, warrants, options or other securities of the Delcorp are issuable and no rights in connection with any shares, warrants, options or other securities of the Delcorp accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

3.4 Authority Relative to this Agreement.  Delcorp has full corporate power and authority to: (i) execute, deliver and perform this Agreement, and each ancillary document that Delcorp has executed or delivered or is to execute or deliver pursuant to this Agreement, and (ii) carry out Delcorp’s obligations hereunder and thereunder and, to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement by Delcorp and the consummation by Delcorp of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of Delcorp (including the approval by its Board of Directors), and no other corporate proceedings on the part of Delcorp are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the Delcorp Stockholder Approval (as defined in Section 5.1(a)). This Agreement has been duly and validly executed and delivered by Delcorp and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of Delcorp, enforceable against Delcorp in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

3.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Delcorp does not, and the performance of this Agreement by Delcorp shall not: (i) conflict with or violate Delcorp’s Charter Documents, (ii) conflict with or violate any Legal Requirements, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Delcorp’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Delcorp pursuant to, any Delcorp Contracts, except, with respect to clauses (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on Delcorp.

(b) The execution and delivery of this Agreement by Delcorp does not, and the performance of it hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Delcorp is qualified to do business, (ii) for the filing of any notifications required under the HSR Act, if required upon advice of counsel, and the expiration of the required waiting period thereunder, (iii) the qualification of Delcorp as a foreign corporation in those jurisdictions in which the business of the Company makes such qualification necessary, and (iv)

where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Delcorp, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

3.6 Compliance.  Delcorp has complied with, and is not in violation of, any Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on Delcorp. The business and activities of Delcorp have not been and are not being conducted in violation of any Legal Requirements. Neither Delcorp is not in default or violation of any term, condition or provision of its Charter Documents. No written notice of non-compliance with any Legal Requirements has been received by Delcorp.

3.7 SEC Filings; Financial Statements.

(a) Delcorp has made available to the Company and the Signing Shareholders a correct and complete copy of each report, registration statement and definitive proxy statement filed by Delcorp with the SEC (the “Delcorp SEC Reports”), which are all the forms, reports and documents required to be filed by Delcorp with the SEC prior to the date of this Agreement. All Delcorp SEC Reports required to be filed by Delcorp in the twelve (12) month period prior to the date of this Agreement were filed in a timely manner. As of their respective dates the Delcorp SEC Reports: (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Delcorp SEC Reports, and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, Delcorp makes no representation or warranty whatsoever concerning any Delcorp SEC Report as of any time other than the date or period with respect to which it was filed. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. Sec.1350 (Section 906 of the Sarbanes-Oxley Act) relating to the NGRU SEC Documents are accurate and complete and comply as to form and content with all applicable laws or rules of applicable governmental and regulatory authorities in all material respects.

(b) Except as set forth in Schedule 3.7(b), each set of financial statements (including, in each case, any related notes thereto) contained in Delcorp SEC Reports, including each Delcorp SEC Report filed after the date hereof until the Closing, complied or will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-QSB of the Exchange Act) and each fairly presents or will fairly present in all material respects the financial position of Delcorp at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were, are or will be subject to normal adjustments which were not or are not expected to have a Material Adverse Effect on Delcorp taken as a whole.

(c) Delcorp maintains disclosure controls and procedures that satisfy the requirements of Rule 13a-15 under the Exchange Act, and such disclosure controls and procedures are designed to ensure that all material information concerning Delcorp is made known on a timely basis to the individuals responsible for the preparation of Delcorp’s filings with the SEC and other public disclosure documents.

(d) To the knowledge of Delcorp, Delcorp’s auditor has at all required times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “independent” with respect to Delcorp within the meaning of Regulation S-X under the Exchange Act; and (iii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder. Schedule 3.7(d) contains an accurate and complete description of all non-audit services performed by Delcorp’s auditors for Delcorp and the fees paid for such services. All such non-audit services were approved as required by Section 202 of the Sarbanes-Oxley Act.

3.8 No Undisclosed Liabilities.  Delcorp has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the financial statements included in Delcorp SEC Reports that are, individually or in the aggregate, material to the business, results of operations or financial condition of Delcorp, except (i) liabilities provided for in or otherwise disclosed in Delcorp SEC Reports filed prior to the date hereof, and (ii) liabilities incurred since September 30, 2007 in the ordinary course of business, none of which would have a Material Adverse Effect on Delcorp. Delcorp is not and has not been a party to any s ecuritization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act).

3.9 Absence of Certain Changes or Events.  Except as set forth in Delcorp SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since September 30, 2007, there has not been: (i) any Material Adverse Effect on Delcorp, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Delcorp’s capital stock, or any purchase, redemption or other acquisition by Delcorp of any of Delcorp’s capital stock or any other securities of Delcorp or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of Delcorp’s capital stock, (iv) any granting by Delcorp of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Delcorp of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Delcorp of any increase in severance or termination pay or any entry by Delcorp into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Delcorp of the nature contemplated hereby, (v) entry by Delcorp into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Delcorp with respect to any Governmental Entity, (vi) any material change by Delcorp in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP, (vii) any change in the auditors of Delcorp, (vii) any issuance of capital stock of Delcorp, or (viii) any revaluation by Delcorp of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of Delcorp other than in the ordinary course of business.

3.10 Litigation.  There are no claims, suits, actions or proceedings pending or to Delcorp’s knowledge, threatened against Delcorp, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator.

3.11 Employee Benefit Plans.  Except as may be contemplated by the Delcorp Plan (as defined in Section 5.1(a)), Delcorp does not maintain, and has no liability under, any Plan, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or employee of Delcorp, or (ii) result in the acceleration of the time of payment or vesting of any such benefits.

3.12 Labor Matters.  Delcorp is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Delcorp and Delcorp does not know of any activities or proceedings of any labor union to organize any such employees.

3.13 Business Activities.  Since its organization, Delcorp has not conducted any business activities other than activities directed toward the accomplishment of a business combination. Except as set forth in the Delcorp Charter Documents, there is no agreement, commitment, judgment, injunction, order or decree binding upon Delcorp or to which Delcorp is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Delcorp, any acquisition of property by Delcorp or the conduct of business by Delcorp as currently conducted other than such effects, individually or in the aggregate, which have not had and could not reasonably be expected to have, a Material Adverse Effect on Delcorp.

3.14 Title to Property.  Delcorp does not own or lease any real property or personal property. Except as set forth in Schedule 3.14, there are no options or other contracts under which Delcorp has a right or obligation to acquire or lease any interest in real property or personal property.

3.15 Taxes.  Except as set forth in Schedule 3.15 hereto:

(a) Delcorp has timely filed all Returns required to be filed by Delcorp with any Tax authority prior to the date hereof, except such Returns which are not material to Delcorp. All such Returns are true, correct and complete in all material respects. Delcorp has paid all Taxes shown to be due on such Returns.

(b) All Taxes that Delcorp is required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(c) Delcorp has not been delinquent in the payment of any material Tax that has not been accrued for in Delcorp’s books and records of account for the period for which such Tax relates nor is there any material Tax deficiency outstanding, proposed or assessed against Delcorp, nor has Delcorp executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d) No audit or other examination of any Return of Delcorp by any Tax authority is presently in progress, nor has Delcorp been notified of any request for such an audit or other examination.

(e) No adjustment relating to any Returns filed by Delcorp has been proposed in writing, formally or informally, by any Tax authority to Delcorp or any representative thereof.

(f) Delcorp has no liability for any material unpaid Taxes which have not been accrued for or reserved on Delcorp’s balance sheets included in the audited financial statements for the most recent fiscal year ended, whether asserted or unasserted, contingent or otherwise, which is material to Delcorp, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of Delcorp in the ordinary course of business, none of which is material to the business, results of operations or financial condition of Delcorp.

(g) Delcorp has not taken any action and does not know of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.16 Environmental Matters.  Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect: (i) Delcorp has complied with all applicable Environmental Laws; (ii) Delcorp is not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iii) Delcorp has not been associated with any release or threat of release of any Hazardous Substance; (iv) Delcorp has not received any notice, demand, letter, claim or request for information alleging that Delcorp may be in violation of or liable under any Environmental Law; and (v) Delcorp is not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

3.17 Brokers.  Except as set forth in Schedule 3.17, Delcorp has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agent’s commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.18 Intellectual Property.  Delcorp does not own, license or otherwise have any right, title or interest in any material Intellectual Property or Registered Intellectual Property except non-exclusive rights to the name “Rhapsody.”

3.19 Agreements, Contracts and Commitments.

(a) Except as set forth in the Delcorp SEC Reports filed prior to the date of this Agreement, other than confidentiality and non-disclosure agreements, there are no contracts, agreements, leases, mortgages, indentures, notes, bonds, liens, license, permit, franchise, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which Delcorp is a party or by or to which any of the properties or assets of Delcorp may be bound, subject or affected, which either (a) creates or imposes a liability greater than $25,000, or (b) may not be cancelled by Delcorp on less than 30 days’ or less prior notice (“Delcorp Contracts”). All Delcorp Contracts are listed in Schedule 3.19 other than those that are exhibits to the Delcorp SEC Reports.

(b) Except as set forth in the Delcorp SEC Reports filed prior to the date of this Agreement, each Delcorp Contract was entered into at arms’ length and in the ordinary course, is in full force and effect and is valid and binding upon and enforceable against each of the parties thereto. True, correct and complete copies of all Delcorp Contracts (or written summaries in the case of oral Delcorp Contracts) and of all outstanding offers or proposals of Delcorp have been heretofore made available to the Company.

(c) Neither Delcorp nor, to the knowledge of Delcorp, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Delcorp Contract, and no party to any Delcorp Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on Delcorp. Each agreement, contract or commitment to which Delcorp is a party or by which it is bound that has not expired by its terms is in full force and effect, except where such failure to be in full force and effect is not reasonably likely to have a Material Adverse Effect on Delcorp.

3.20 Insurance.  Except for directors’ and officers’ liability insurance, Delcorp does not maintain any Insurance Policies.

3.21 Interested Party Transactions.   Except as set forth in the Delcorp SEC Reports filed prior to the date of this Agreement: (a) no employee, officer, director or stockholder of Delcorp or a member of his or her immediate family is indebted to Delcorp nor is Delcorp indebted (or committed to make loans or extend or guarantee credit) to any of them, other than reimbursement for reasonable expenses incurred on behalf of Delcorp; (b) to Delcorp’s knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom Delcorp is affiliated or with whom Delcorp has a material contractual relationship, or any Person that competes with Delcorp, except that each employee, stockholder, officer or director of Delcorp and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with Delcorp; and (c) to Delcorp’s knowledge, no officer, director or stockholder or any member of their immediate families is, directly or indirectly, interested in any material contract with Delcorp (other than such contracts as relate to any such individual ownership of capital stock or other securities of Delcorp).

3.22 Indebtedness.  Delcorp has no indebtedness for borrowed money.

3.23 Over-the-Counter Bulletin Board Quotation.  Delcorp Common Stock is quoted on the Over-the-Counter Bulletin Board (“OTC BB”). There is no action or proceeding pending or, to Delcorp’s knowledge, threatened against Delcorp by NASDAQ or the Financial Industry Regulatory Authority (“FINRA”) with respect to any intention by such entities to prohibit or terminate the quotation of Delcorp Common Stock on the OTC BB.

3.24 Board Approval.  The Board of Directors of Delcorp (including any required committee or subgroup of the Board of Directors of Delcorp) has, as of the date of this Agreement, unanimously (i) declared the advisability of the Merger and approved this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is in the best interests of the stockholders of Delcorp, and (iii) determined that the fair market value of the Company is equal to at least 80% of Delcorp’s net assets.

3.25 Trust Fund.  As of the date hereof and at the Closing Date, Delcorp has and will have no less than $40,000,000 invested in United States Government securities in a trust account administered by Continental (the “Trust Fund”), less such amounts, if any, as Delcorp is required to pay to (i) stockholders who elect to have their shares converted to cash in accordance with the provisions of Delcorp’s Charter Documents, (ii) deferred underwriters’ compensation in connection with Delcorp’s initial public offering, and (iii) third parties (e.g., professionals, printers, etc.) who have rendered services to Delcorp in connection with its efforts to effect a business combination, including the Merger.

3.26 Governmental Filings.  Except as set forth in Schedule 3.26, Delcorp has been granted and holds, and has made, all Governmental Actions/Filings necessary to the conduct by Delcorp of its business (as presently conducted) or used or held for use by Delcorp, and true, complete and correct copies of which have heretofore been delivered to the Company. Each such Governmental Action/Filing is in full force and effect and, except as disclosed in Schedule 3.26, will not expire prior to December 31, 2008, and Delcorp is in compliance with all of its obligations with respect thereto. No event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon Delcorp.

3.27 Representations and Warranties Complete.  The representations and warranties of Delcorp included in this Agreement and any list, statement, document or information set forth in, or attached to, any Schedule provided pursuant to this Agreement or delivered hereunder, are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made.

3.28 Survival of Representations and Warranties.   The representations and warranties of Delcorp set forth in this Agreement shall survive until the Closing.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business by the Company, its Shareholders and Delcorp.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each of the Company, its Subsidiaries, and Delcorp shall, except to the extent that the other party shall otherwise consent in writing, carry on its business in the usual, regular and ordinary course consistent with past practices, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations (except where noncompliance would not have a Material Adverse Effect), pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve substantially intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings. In addition, except as required or permitted by the terms of this Agreement or set forth in Schedule 4.1 hereto, without the prior written consent of the other party, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each of the Company, its Subsidiaries and Delcorp and Merger Sub shall not do any of the following:

(a) Waive any stock repurchase rights, accelerate, amend or (except as specifically provided for herein) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

(b) Grant any severance or termination pay to any officer or employee outside the ordinary course of business except pursuant to applicable law, written agreements outstanding, or policies existing on the date hereof and as previously or concurrently disclosed in writing or made available to the other party, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(c) Transfer or license to any person or otherwise extend, amend or modify any material rights to any Intellectual Property of the Company, its Subsidiaries or Delcorp, as applicable, or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business consistent with past practices provided that in no event shall the Company, its Subsidiaries or Delcorp license on an exclusive basis or sell any Intellectual Property of the Company, its Subsidiaries or Delcorp as applicable;

(d) Except as provided in Section 5.24 or as it relates to the Foreign Managers, declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company, its Subsidiaries and Delcorp, as applicable, including repurchases of unvested shares at cost in connection with the termination of the relationship with any employee or consultant pursuant to agreements in effect on the date hereof and in connection with the issuance of shares of Company Common Stock to the Foreign Managers;

(f) Issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible or exchangeable securities;

(g) Amend its Charter Documents;

(h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Delcorp, the Company or its Subsidiaries as applicable, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services. For purposes of this paragraph, “material” includes the requirement that, as a result of such transaction, financial statements of the acquired, merged or consolidated entity be included in the Proxy Statement (as defined in Section 5.1);

(i) Sell, lease, license, encumber or otherwise dispose of any properties or assets, except (A) sales of inventory and property, plant and equipment in the ordinary course of business consistent with past practice, and (B) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of such party;

(j) Except, (i) with respect to Delcorp, as permitted pursuant to Section 5.22, and (ii) with respect to the Company, or one of its Subsidiaries securing financing in the approximate amount of $5,000,000 for the acquisition of equipment, incur any indebtedness for borrowed money in excess of $3,000,000 in the aggregate, other than normal usage under the existing line of credit facilities including the issuance of letters of credit in the ordinary course, or guarantee any such indebtedness of another Person or Persons in excess of $1,000,000 in the aggregate, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Delcorp, the Company or any of its Subsidiaries, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(k) Other than the new employment agreements to be executed prior to or concurrently with the execution of this Agreement between the Company and/or its Subsidiaries and those individuals listed in Section 6.3(h) of this Agreement, adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except in the ordinary course of business consistent with past practices and except as to;

(l) Pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities recognized or disclosed in the Unaudited Financial Statements or in the most recent financial statements included in the Delcorp SEC Reports filed prior to the date of this Agreement, as applicable, or incurred since the date of such financial statements, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which the Company is a party or of which the Company is a beneficiary or to which Delcorp is a party or of which Delcorp is a beneficiary, as applicable;

(m) Except in the ordinary course of business consistent with past practices, modify, amend or terminate any Material Company Contract or Delcorp Contract, as applicable, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(n) Except as required by U.S. GAAP or as set forth in Schedule 4.1(n), revalue any of its assets or make any change in accounting methods, principles or practices;

(o) Except in the ordinary course of business consistent with past practices, incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $2,500,000 in any 12 month period;

(p) Engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a)(1)(A) of the Code;

(q) Settle any litigation where the consideration given is other than monetary or to which an Insider is a party;

(r) Make or rescind any Tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable law, materially change any method of accounting for Tax purposes or prepare or file any Return in a manner inconsistent with past practice, other than Company converting from an S Corp to a C Corp through this proposed Merger;

(s) Form, establish or acquire any subsidiary except as contemplated by this Agreement;

(t) Permit any Person to exercise any of its discretionary rights under any Plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

(u) Make capital expenditures except in accordance with prudent business and operational practices consistent with prior practice;

(v) Make or omit to take any action which would be reasonably anticipated to have a Material Adverse Effect;

(w) Enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders or other affiliates other than the payment of salary and benefits in the ordinary course of business consistent with prior practice; or

(x) Agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 4.1(a) through (w) above.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1 Proxy Statement; Special Meeting.

(a) As soon as is reasonably practicable after receipt by Delcorp from the Company of all financial and other information relating to the Company as Delcorp may reasonably request for its preparation, Delcorp shall prepare with the assistance of the Company, and after the Company has given its consent to the form of the prospectus/proxy statement to be included therein, which such consent shall not be unreasonably withheld, file with the SEC under the Securities Act and the Exchange Act, and with all other applicable regulatory bodies, a registration statement on Form S-4 with respect to the shares of Delcorp Common Stock to the issued in the Merger (the “Registration Statement”), which shall include proxy materials for the purpose of soliciting proxies from holders of Delcorp Common Stock to vote, at a meeting of holders of Delcorp Common Stock to be called and held for such purpose (the “Special Meeting”), in favor of (i) the adoption of this Agreement and the approval of the Merger (“Delcorp Stockholder Approval”), (ii) amending and restating Delcorp’s certificate of incorporation, effective upon the Closing, to be substantially in the form of Exhibit B hereto, providing for, among other things, (A) the change of the name of Delcorp to “Primoris Corporation;” (B) an increase in the number of authorized shares of Delcorp Common Stock to 60,000,000; (C) the existence of Delcorp to be perpetual; (D) and the removal of the preamble and sections A through D, inclusive, thereof and the redesignation of section E of Article Seventh as Article Seventh (the “ Charter Amendment”); (iii) the adoption of an Incentive Compensation Plan (the “Delcorp Plan”); and (iv) an adjournment proposal, if necessary, to adjourn the Special Meeting if, based on the tabulated vote count, Delcorp is not authorized to proceed with the Merger. The Delcorp Plan shall provide that an aggregate of no less than 1,520,000 shares of Delcorp Common Stock shall be reserved for issuance pursuant to the Delcorp Plan. Such proxy materials shall be in the form of a prospectus/proxy statement to be used for the purpose of soliciting proxies from holders of Delcorp Common Stock for the matters to be acted upon at the Special Meeting and also for the purpose of issuing Delcorp Common Stock to holders of Company Common Stock in connection with the Merger (the “Proxy Statement/Prospectus”). The Company shall furnish to Delcorp all information concerning the Company as Delcorp may reasonably request in connection with the preparation of the Registration Statement. The Company and its counsel shall be given an opportunity to review and comment on the preliminary Registration Statement prior to its filing with the SEC. Delcorp, with the assistance of the Company, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable. Delcorp shall also take any and all actions required to satisfy the requirements of the Securities Act and the Exchange Act. Prior to the Closing Date, Delcorp shall use its reasonable best efforts to cause the shares of Delcorp Common Stock to be issued pursuant to the Merger to be registered or qualified under all applicable Blue Sky Laws of each of the states and territories of the United States in which it is believed, based on information furnished by the Company, holders of the Company Common Stock reside and in which such registration or qualification is required and to take any other such actions that may be necessary to enable the Delcorp Common Stock to be issued pursuant to the Merger in each such jurisdiction.

(b) As soon as practicable following the declaration of effectiveness of the Registration Statement by the SEC, Delcorp shall distribute the Proxy Statement/Prospectus to the holders of Delcorp Common Stock and, pursuant thereto, shall call the Special Meeting for a date no later than thirty (30) days following the approval of the Proxy Statement by the SEC in accordance with the DGCL and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the Merger and the other matters presented to the stockholders of Delcorp for approval or adoption at the Special Meeting, including, without limitation, the matters described in Section 5.1(a).   Delcorp shall also distribute the Proxy Statement/Prospectus to the holders of Company Common Stock and shall include therewith a notice, prepared by the Company, advising such holders of their appraisal rights pursuant to Applicable Nevada Law.

(c) Delcorp shall comply with all applicable provisions of and rules under the Exchange Act and all applicable provisions of the DGCL in the preparation, filing and distribution of the Registration Statement and the Proxy Statement/Prospectus, the solicitation of proxies thereunder, and the calling and holding of the Special Meeting. Without limiting the foregoing, Delcorp shall ensure that the Proxy Statement/Prospectus does not, as of the date on which the Registration Statement is declared effective, and as of the date of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Delcorp shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished by the Company for inclusion in the Proxy Statement/Prospectus). The Company represents and warrants that the information relating to the Company supplied by the Company for inclusion in the Proxy Statement/Prospectus will not as of the date on which the Registration Statement (or any amendment or supplement thereto) is declared effective or at the time of the Special Meeting contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading. The Company shall not be responsible for the accuracy or completeness of any information relating to Delcorp or any other information furnished by Delcorp for inclusion in the Proxy Statement/Prospectus.

(d) Delcorp, acting through its board of directors, shall include in the Proxy Statement/Prospectus the recommendation of its board of directors that the holders of Delcorp Common Stock vote in favor of the adoption of this Agreement and the approval of the Merger, and shall otherwise use reasonable best efforts to obtain the Delcorp Stockholder Approval.

5.2 Directors and Officers of Delcorp After Merger; Voting Agreement.  The Parties shall take all necessary action so that the persons listed in Schedule 5.2 are elected for a period of three years from the date of Closing to the positions of officers and directors of Delcorp, as set forth therein, to serve in such positions effective immediately after the Closing. In addition, the person listed in Schedule 5.2 as “Observer” shall be entitled to attend all meetings of the board of directors as an observer and receive all information distributed to the directors until the shorter of (i) such time as such person shall be elected to the board of directors and (ii) three years from the date of the Closing. During the aforesaid three year period, at any annual meeting, Delcorp may designate a person acting as an Observer for election to the board of directors in place of its then designee and such designee shall be entitled to be the Observer. If any Person listed in Schedule 5.2 is unable to serve, the Party appointing such Person shall designate a successor; provided that, if such designation is to be made after the Closing, any successor to a Person designated by Delcorp shall be made by the Person serving in the capacity of Chairman of Delcorp immediately prior to the Closing. Those Signing Shareholders and those stockholders of Delcorp stated to be parties thereto shall enter into a Voting Agreement in the form of Exhibit F on or before the Closing Date.

5.3 HSR Act.  If required pursuant to the HSR Act, as promptly as practicable after the date of this Agreement, Delcorp and the Company shall each prepare and file the notification required of it thereunder in connection with the transactions contemplated by this Agreement and shall promptly and in good faith respond to all information requested of it by the Federal Trade Commission and Department of Justice in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities. Delcorp and the Company shall (a) promptly inform the other of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the transactions contemplated by this Agreement, (b) give the other prompt notice of the commencement of any action, suit, litigation, arbitration, proceeding or investigation by or before any Governmental Entity with respect to such transactions and (c) keep the other reasonably informed as to the status of any such action, suit, litigation, arbitration, proceeding or investigation. Filing fees with respect to the notifications required under the HSR Act shall be paid by the Company.

5.4 Other Actions.

(a) As promptly as practicable after execution of this Agreement, Delcorp will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (“Signing Form 8-K”), which the Company may review and comment upon prior to filing. Any language included in the Signing Form 8-K that reflects the Company’s comments, as well as any text as to which the Company has not commented upon after being given a reasonable opportunity to comment, shall, notwithstanding the provisions of Section 5.1(a), be deemed to have been approved by the Company and may henceforth be used by Delcorp in other filings made by it with the SEC and in other documents distributed by Delcorp in connection with the transactions contemplated by this Agreement without further review or consent of the Signing Shareholders or the Company. Promptly after the execution of this Agreement, Delcorp and the Company shall also issue a mutually agreeable press release announcing the execution of this Agreement (the “ Signing Press Release”).

(b) At least five (5) days prior to Closing, Delcorp shall prepare together with Company a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Merger in any report or form to be filed with the SEC (“Closing Form 8-K”), which shall be in a form reasonably acceptable to the Company. Prior to Closing, Delcorp and the Company shall prepare a mutually agreeable press release announcing the consummation of the Merger hereunder (“Closing Press Release”). Concurrently with the Closing, Delcorp shall distribute the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Delcorp shall file the Closing Form 8-K with the Commission.

(c) The Company and Delcorp shall further cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable laws to consummate the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as soon as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party (including the respective independent accountants of the Company and Delcorp) and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated hereby. This obligation shall include, on the part of Delcorp, sending a termination letter to Continental in substantially the form of Exhibit A attached to the Investment Management Trust Agreement by and between Delcorp and Continental dated as of October 3, 2006. Subject to applicable laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine, self-audit privilege or other similar privilege, each of the Company and Delcorp shall have the right to review and comment on in advance, and to the extent practicable each will consult the other on, all the information relating to such party, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby. In exercising the foregoing right, each of the Company and Delcorp shall act reasonably and as promptly as practicable.

5.5 Required Information.  In connection with the preparation of the Signing Form 8-K, the Signing Press Release, the Registration Statement, the Proxy Statement/Prospectus, the Closing Form 8-K and the Closing Press Release, or any other statement, filing notice or application made by or on behalf of Delcorp and/or the Company to any Government Entity or other third party in connection with Merger and the other transactions contemplated hereby, and for such other reasonable purposes, the Company and Delcorp each shall, upon request by the other, furnish the other with all information concerning themselves, their respective directors, officers and stockholders (including the directors of Delcorp and the Company to be elected effective as of the Closing pursuant to Section 5.2 hereof) and such other matters as may be reasonably necessary or advisable in connection with the Merger. Each party warrants and represents to the other party that all such information shall be true and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

5.6 Confidentiality; Access to Information.

(a) Confidentiality.  Any confidentiality agreement previously executed by the parties shall be superseded in its entirety by the provisions of this Agreement. Each party agrees to maintain in confidence any non-public information received from the other party, and to use such non-public information only for purposes of consummating the transactions contemplated by this Agreement. Such confidentiality obligations will not apply to (i) information which was known to the one party or their respective agents prior to receipt from the other party; (ii) information which is or becomes generally known; (iii) information acquired by a party or their respective agents from a third party who was not bound to an obligation of confidentiality; and (iv) disclosure required by law. In the event this Agreement is terminated as provided in Article VIII hereof, each party (i) will destroy or return or cause to be destroyed or returned to the other all documents and other material obtained from the other in connection with the Merger contemplated hereby, and (ii) will use its reasonable best efforts to delete from its computer systems all documents and other material obtained from the other in connection with the Merger contemplated hereby.

(b) Access to Information.

(i) The Company will afford Delcorp and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Company, as Delcorp may reasonably request. No information or knowledge obtained by Delcorp in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

(ii) Delcorp will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Delcorp during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of Delcorp, as the Company may reasonably request. No information or knowledge obtained by the Company in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

(iii) Notwithstanding anything to the contrary contained herein, each party hereby agrees that, by proceeding with the Closing, he or it shall be conclusively deemed to have waived for all purposes hereunder any inaccuracy of representation or breach of warranty by another party that is actually known by him or it prior to the Closing, including knowledge obtained as a result of a supplement or amendment to a Disclosure Schedule (as hereinafter defined) pursuant to Section 5.14 ; provided that no such supplement or amendment shall preclude the Company or Parent from terminating this Agreement if the Disclosure Schedule, as so supplemented or amended, does not satisfy the provisions of Section 6.2(a) or Section 6.3(a), as the case may be.

5.7 Public Disclosure.  From the date of this Agreement until Closing or termination, the parties shall cooperate in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the transactions governed by it, and no party shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the transaction without the prior consent of Delcorp (in the case of the Company and the Signing Shareholders) or the Company (in the case of Delcorp), except as required by any legal requirement or by the rules and regulations of, or pursuant to any agreement of a stock exchange or trading system. Each party will not unreasonably withhold approval from the others with respect to any press release or public announcement. If any party determines with the advice of counsel that it is required to make this Agreement and the terms of the transaction public or otherwise issue a press release or make public disclosure with respect thereto, it shall, at a reasonable time before making any public disclosure, consult with the other party regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transaction as may be reasonably requested by the other party and disclose only such information as is legally compelled to be disclosed. This provision will not apply to communications by any party to its counsel, accountants and other professional advisors.

5.8 Reasonable Efforts.  Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement, including the consents referred to in Schedule 2.5 of the Company Schedule, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Delcorp and its board of directors and the Company and its board of directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use its commercially reasonable efforts to enable the Merger and the other transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Delcorp or the Company to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

5.9 Treatment as a Reorganization.  Neither Delcorp nor the Company nor the Signing Shareholders shall take any action prior to or following the Merger that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a)(i)(A) of the Code and the regulations thereunder.

5.10 No Delcorp Common Stock Transactions.  Each officer, director and Signing Shareholder of the Company shall agree that it shall not, prior to the date that is twelve months after the Closing Date, sell, transfer or otherwise dispose of an interest in any of the shares of Delcorp Common Stock it receives as a result of the Merger other than as permitted pursuant to the Lock-Up Agreement in the form of Exhibit G hereto executed by such Person prior to or on the Closing Date. Each officer and director of Delcorp as of the Closing Date including, but not limited to, Eric S. Rosenfeld, David Sgro, Arnaud Ajdler, Leonard B. Schlemm, Jon Bauer and Colin D. Watson shall agree that he shall not, prior to the date that is twelve (12) months after the Closing Date, sell, transfer, otherwise dispose of an interest in any of the shares of Delcorp Common Stock owned as of the Closing Date other than as permitted pursuant to the Lock-Up Agreement in the form of Exhibit G hereto executed by such person on or prior to the Closing Date.

5.11 Certain Claims.

(a) As additional consideration for the issuance of Delcorp Common Stock pursuant to this Agreement, each of the Signing Shareholders hereby releases and forever discharges, effective as of the Closing Date, the Company and its directors, officers, employees and agents, from any and all rights, claims, demands, judgments, obligations, liabilities and damages, whether accrued or unaccrued, asserted or unasserted, and whether known or unknown arising out of or resulting from such Signing Shareholder’s (i) status as a holder of an equity interest in the Company; and (ii) employment, service, consulting or other similar agreement entered into with the Company prior to Closing to the extent that the basis for claims under any such agreement that survives the Closing arise prior to the Closing, provided, however, the foregoing shall not release any obligations of Delcorp set forth in this Agreement or any of the other documents executed in connection with the transactions contemplated hereby.

(b) As additional consideration for the Stockholders to enter into this Agreement, the Company hereby releases and forever discharges, effective as of the Closing Date, each of the Stockholders from any and all rights, claims, demands, judgments, obligations, liabilities and damages, whether accrued or unaccrued, asserted or unasserted, and whether known or unknown arising out of or resulting from such Stockholder’s employment, service, consulting or other similar agreement entered into with the Company prior to Closing to the extent that the basis for claims under any such agreement that survives the Closing arise prior to the Closing.

5.12 No Securities Transactions.  Neither the Company nor any Signing Shareholder or any of their affiliates, directly or indirectly, shall engage in any transactions involving the securities of Delcorp prior to the time of the making of a public announcement of the transactions contemplated by this Agreement. The Company shall use its best efforts to require each of its officers, directors and employees, and shall use commercially reasonable efforts to require each of its agents, advisors, contractors, associates, clients, customers and representatives, to comply with the foregoing requirement.

5.13 No Claim Against Trust Fund.  Notwithstanding anything else in this Agreement, the Company and the Signing Shareholders acknowledge that they have read Delcorp’s final prospectus dated October 3, 2006 and understand that Delcorp has established the Trust Fund for the benefit of Delcorp’s public stockholders and that Delcorp may disburse monies from the Trust Fund only (a) to Delcorp’s public stockholders in the event they elect to convert their shares into cash in accordance with Delcorp’s Charter Documents and/or the liquidation of Delcorp or (b) to Delcorp after it consummates a business combination. The Company and the Signing Shareholders further acknowledge that, if the transactions contemplated by this Agreement, or, upon termination of this Agreement, another business combination, are not consummated by October 3, 2008, Delcorp will be obligated to return to its stockholders the amounts being held in the Trust Fund. Accordingly, the Company and the Signing Shareholders, for themselves and their subsidiaries, affiliated entities, directors, officers, employees, stockholders, representatives, advisors and all other associates and affiliates, hereby waive all rights, title, interest or claim of any kind against Delcorp to collect from the Trust Fund any monies that may be owed to them by Delcorp for any reason whatsoever, including but not limited to a breach of this Agreement by Delcorp or any negotiations, agreements or understandings with Delcorp (whether in the past, present or future), and will not seek recourse against the Trust Fund at any time for any reason whatsoever. This paragraph will survive this Agreement and will not expire and will not be altered in any way without the express written consent of Delcorp, the Company and the Signing Shareholders.

5.14 Disclosure of Certain Matters.  Each of Delcorp, the Company and each of the Signing Shareholders will provide the others with prompt written notice of any event, development or condition that (a) would cause any of such party’s representations and warranties to become untrue or misleading or which may affect its ability to consummate the transactions contemplated by this Agreement, (b) had it existed or been known on the date hereof would have been required to be disclosed under this Agreement, (c) gives such party any reason to believe that any of the conditions set forth in Article VI will not be satisfied, (d) is of a nature that is or may be materially adverse to the operations, prospects or condition (financial or otherwise) of the Company, or (e) would require any amendment or supplement to the Proxy Statement/Prospectus. The parties shall have the obligation to supplement or amend the Company Schedules and Delcorp Schedules (the “Disclosure Schedules”) being delivered concurrently with the execution of this Agreement with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules. The obligations of the parties to amend or supplement the Disclosure Schedules being delivered herewith shall terminate on the Closing Date. Notwithstanding any such amendment or supplementation, for purposes of Sections 6.2(a), 6.3(a), 7.1(a)(i), 8.1(d) and 8.1(e), the representations and warranties of the parties shall be made with reference to the Disclosure Schedules as they exist at the time of execution of this Agreement, subject to such anticipated changes as are set forth in Schedule 4.1 or otherwise expressly contemplated by this Agreement or that are set forth in the Disclosure Schedules as they exist on the date of this Agreement.

5.15 Securities Listing.  Delcorp and the Company shall use commercially reasonable efforts to obtain the listing for trading on either the New York Stock Exchange or on NASDAQ of the Delcorp Common Stock and the Units issued in Delcorp’s initial public offering and the class of warrants included in such Units. If such listing is not obtained by the Closing, the parties shall continue to use their best efforts after the Closing to obtain such listing.

5.16 Further Actions.  The Company shall use its best efforts to take such actions as are necessary to fulfill its obligations under this Agreement and to enable Delcorp to fulfill its obligations hereunder.

5.17 No Solicitation.

(a) The Company will not, and will cause its Affiliates, employees, agents and representatives not to, directly or indirectly, solicit or enter into discussions or transactions with, or encourage, or provide any information to, any corporation, partnership or other entity or group (other than Delcorp and its designees) concerning any merger, sale of ownership interests and/or assets of the Company, recapitalization or similar transaction.

(b) Delcorp will not, and will cause its employees, agents and representatives not to, directly or indirectly, solicit or enter into discussions or transactions with, or encourage, or provide any information to, any corporation, partnership or other entity or group (other than the Company and its designees) concerning any merger, purchase of ownership interests and/or assets, recapitalization or similar transaction.

5.18 Charter Protections; Directors’ and Officers’ Liability Insurance.

(a) All rights to indemnification for acts or omissions occurring through the Closing Date now existing in favor of the current directors and officers of Delcorp as provided in the Charter Documents of Delcorp or in any indemnification agreements shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b) For a period of six (6) years after the Closing Date, each of Delcorp and the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Delcorp and the Company, respectively (or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous), with respect to claims arising from facts and events that occurred prior to the Closing Date.

(c) If Delcorp or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Delcorp assume the obligations set forth in this Section 5.18.

(d) The provisions of this Section 5.18 are intended to be for the benefit of, and shall be enforceable by, each Person who will have been a director or officer of Delcorp for all periods ending on or before the Closing Date and may not be changed without the consent of Committee referred to in Section 1.14(a).

5.19 Insider Loans; Equity Ownership in Subsidiaries.  Each Signing Shareholder, at or prior to Closing, shall (i) repay to the Company any loan by the Company to such Signing Shareholder and any other amount owed by the Signing Shareholder to the Company; (ii) cause any guaranty or similar arrangement pursuant to which the Company has guaranteed the payment or performance of any obligations of such Signing Shareholder to a third party to be terminated; and (iii) cease to own any direct equity interests in any Subsidiary of the Company or in any other Person that utilizes the name “Primoris.” The Company shall use its best efforts to enable the Signing Shareholders to accomplish the foregoing.

5.20 Certain Financial Information.  Within twenty (20) business days after the end of each month between the date hereof and the earlier of the Closing Date and the date on which this Agreement is terminated, the Company shall deliver to Delcorp unaudited consolidated financial statements of the Company and its Subsidiaries for such month, certified by the chief financial officer of the Company as being true and correct, including a balance sheet, statement of operations, and statements of stockholders’ equity and cash flow, prepared in accordance with the U.S. GAAP applied on a consistent basis to prior periods (except as may be indicated in the notes thereto) and that fairly present in all material respects the financial position of the Company at the date thereof and the results of its operations for the period indicated, except that statements of cash flow need be delivered only as of the end of each fiscal quarter and such statements need not contain notes and may be subject to normal adjustments that are not expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

5.21 Access to Financial Information.  The Company will, and will cause its auditors to (a) continue to provide Delcorp and its advisors full access to all of the Company’s financial information used in the preparation of its Audited Financial Statements and Unaudited Financial Statements and the financial information furnished pursuant to Section 5.20 hereof and (b) cooperate fully with any reviews performed by Delcorp or its advisors of any such financial statements or information.

5.22 Delcorp Borrowings.  Through the Closing, Delcorp shall be allowed to borrow funds from its directors, officers and/or stockholders to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Delcorp in due course on a non-interest bearing basis and repayable at Closing. The proceeds of such loans shall not be used for the payment of salaries, bonuses or other compensation to any of Delcorp’s directors, officers or stockholders.

5.23 Trust Fund Disbursement.  Delcorp shall cause the Trust Fund to be dispersed to Delcorp immediately upon the Closing. All liabilities of Delcorp due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all Delcorp tax liabilities and the payment at Closing of professional fees related to these transactions, and adequate reserves shall be made against amounts distributed from the Trust Fund therefor.

5.24 Distributions by Company.  The Company may make cash distributions as follows:

(a) From and after the date of this Agreement, at any time prior to the Closing Date, distributions (“Tax Distributions”) under Section 1368 of the Code to its shareholders limited, in the aggregate, to 50% of the estimated Stub Period Taxable Income (as hereinafter defined). As used herein, “Stub Period Taxable Income” means the income of the Company and its Subsidiaries that will be entered on Form 1120S, Schedule K, Line 18 of the final U.S. Income Tax Return of the Company and its Subsidiaries for the period beginning on January 1, 2008 and ending on the Closing Date, which Tax Return shall be prepared and filed by the Surviving Corporation as soon as practicable after the Closing Date. The Surviving Corporation shall submit such final Tax Return to the Representative at least ten days prior to the date it intends to file such final Tax Return. The Surviving Corporation shall not file such final Tax Return without the consent of the Representative, which consent shall not be unreasonably withheld.

(b) From and after the date of this Agreement, at any time prior to the Closing Date, in addition to the distributions provided for in Section 5.24(a), distributions under Section 1368 of the Code in an amount not to exceed Forty-Eight Million Nine Hundred Forty-Six Thousand Six Hundred Sixty Dollars and Sixty-Nine Cents ($48,946,660.69) (the “Base Distribution”). Of the Base Distribution, the Company will distribute Forty-Four Million Fifty-One Thousand Two Hundred Eighty Dollars ($44,051,280) to its shareholders, with the balance of Four Million Eight Hundred Ninety-Five Thousand Three Hundred Eighty Dollars and Sixty-Nine Cents ($4,895,380.69) (the “Distribution Holdback”) to be held by Delcorp and distributed in accordance with the provisions of Section 5.24(c).

(c) After the Stub Period Taxable Income and the Tax Distribution amount to which the shareholders of the Company are entitled have been finally determined, the Surviving Corporation shall release as a distribution to the former shareholders of the Company under Sections 1368 and 1371(e)(1) of the Code, no later than a date qualifying as within the post-termination transaction period defined by Section 1377(b)(1)(A) of the Code, such amount from the Distribution Holdback so that the total distribution payments to such Persons pursuant to this Section 5.24, including amounts released to such Persons from the Distribution Holdback, shall equal the sum of (i) 50% of the Stub Period Taxable Income, as finally determined, plus (ii) the Base Distribution. Any amount remaining in the Distribution Holdback shall be retained by the Surviving Corporation.

5.25 Dividend.  Following the closing, Delcorp’s board of directors shall initially declare and pay annual dividends on the Delcorp Common Stock at a rate of not less than $0.10 per share; provided, however, that the board of directors shall not declare any such dividend unless, at the time of declaration, there is adequate surplus for such declaration under the DGCL or if the board of directors, in the exercise of their business judgment, believes that it would be prudent to cancel or modify the dividend payment.

5.26 Termination of Shareholders’ Agreement.  The Company and the Signing Shareholders shall use their reasonable best efforts to cause the Primoris Shareholders’ Agreement dated December 31, 2003 shall be terminated by all parties hereto.

ARTICLE VI
CONDITIONS TO THE TRANSACTION

6.1 Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Delcorp Stockholder Approval.  The Delcorp Stockholder Approval and the Charter Amendment each shall have been duly approved and adopted by the stockholders of Delcorp by the requisite vote under the laws of the State of Delaware and the Delcorp Charter Documents.

(b) Delcorp Common Stock.  Holders of twenty percent (20%) or more of the shares of Delcorp Common Stock issued in Delcorp’s initial public offering of securities and outstanding immediately before the Closing shall not have exercised their rights to convert their shares into a pro rata share of the Trust Fund in accordance with Delcorp’s Charter Documents.

(c) HSR Act; No Order.  All specified waiting periods under the HSR Act shall have expired and no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger, substantially on the terms contemplated by this Agreement.

(d) Stock Quotation or Listing.  The Delcorp Common Stock at the Closing will be quoted on the OTC BB or listed for trading on the New York Stock Exchange or NASDAQ, if the application for any such listing is approved, and there will be no action or proceeding pending or threatened against Delcorp by FINRA to prohibit or terminate the quotation of Delcorp Common Stock on the OTC BB or the trading thereof on the New York Stock Exchange or NASDAQ.

6.2 Additional Conditions to Obligations of the Company.  The obligations of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties.  Each representation and warranty of Delcorp contained in this Agreement that is (i) qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) subject to the provisions of the last sentence of Section 5.14, on and as of the Closing Date with the same force and effect as if made on the Closing Date, and (ii) not qualified as to materiality shall have been true and correct (C) as of the date of this Agreement and (D) subject to the provisions of the last sentence of Section 5.14, in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date. The Company shall have received a certificate with respect to the foregoing signed on behalf of Delcorp by an authorized officer of Delcorp (“Delcorp Closing Certificate”).

(b) Agreements and Covenants.  Delcorp and Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, except to the extent that any failure to perform or comply (other than a willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of Delcorp) does not, or will not, constitute a Material Adverse Effect with respect to Delcorp, and the Delcorp Closing Certificate shall include a provision to such effect.

(c) No Litigation.  No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect materially and adversely or otherwise encumber the title of the shares of Delcorp Common Stock to be issued by Delcorp in connection with the Merger and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect.

(d) Consents.  Delcorp shall have obtained all consents, waivers and approvals required to be obtained by Delcorp in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Delcorp and the Delcorp Closing Certificate shall include a provision to such effect.

(e) Material Adverse Effect.  No Material Adverse Effect with respect to Delcorp shall have occurred since the date of this Agreement.

(f) SEC Compliance.  Immediately prior to Closing, Delcorp shall be in compliance with the reporting requirements under the Exchange Act.

(g) Opinion of Counsel.  The Company shall have received from Graubard Miller, counsel to Delcorp, an opinion of counsel in substantially the form of Exhibit H annexed hereto.

(h) Other Deliveries.  At or prior to Closing, Delcorp shall have delivered to the Company (i) copies of resolutions and actions taken by Delcorp’s board of directors and stockholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by the Company and its counsel in order to consummate the transactions contemplated hereunder.

(i) Resignations.  The persons listed in Schedule 6.2(i) shall have resigned from all of their positions and offices with Delcorp.

(j) Trust Fund.  Delcorp shall have made appropriate arrangements to have the Trust Fund, which shall contain no less than the amount referred to in Section 3.25, dispersed to Delcorp immediately upon the Closing.

(k) Lock-Up Agreement.  The Lock-Up Agreement in the form of Exhibit G shall be executed by the Delcorp stockholders designated as parties thereto.

6.3 Additional Conditions to the Obligations of Delcorp.  The obligations of Delcorp to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Delcorp:

(a) Representations and Warranties.  Each representation and warranty of the Company and the Stockholders contained in this Agreement that is (i) qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) subject to the provisions of the last sentence of Section 5.14, on and as of the Closing Date with the same force and effect as if made on the Closing Date, and (ii) not qualified as to materiality shall have been true and correct (C) as of the date of this Agreement and (D) subject to the provisions of the last sentence of Section 5.14, in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date. Delcorp shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized officer of the Company (“Company Closing Certificate”).

(b) Agreements and Covenants.  The Company and the Signing Shareholders shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date except to the extent that any failure to perform or comply (other than a willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of the Company) does not, or will not, constitute a Material Adverse Effect on the Company, and the Company Closing Certificate shall include a provision to such effect.

(c) Dissenters’ Rights.  Holders of no more than five percent (5%) of the shares of any class of securities of the Company outstanding immediately before the Effective Time shall have taken action to exercise their rights pursuant to Chapter 92A of the Nevada Revised Statutes and other provisions of Applicable Nevada Law.

(d) No Litigation.  No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect materially and adversely the right of Delcorp to own, operate or control any of the assets and operations of the Surviving Corporation following the Merger and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect.

(e) Consents.  The Company shall have obtained all consents, waivers, permits and approvals required to be obtained by the Company in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company and the Company Closing Certificate shall include a provision to such effect.

(f) Material Adverse Effect.  No Material Adverse Effect with respect to the Company shall have occurred since the date of this Agreement.

(g) Voting and Lock-Up Agreements.  The Voting Agreement substantially in the form of Exhibit F and the Lock-Up Agreements substantially in the form of Exhibit G shall be in full force and effect.

(h) Employment Agreements.  Employment Agreements between the Company and, separately, Brian Pratt, John Schauerman, John Perisich, Alfons Theeuwes, Scott Summers, Tim Healy, Mark Thurman, Dave Baker and Bill McDevitt in the forms of Exhibits I through Q, respectively, shall be in full force and effect.

(i) Opinion of Counsel.  Delcorp shall have received from Rutan & Tucker, LLP, counsel to the Company, an opinion of counsel in substantially the form of Exhibit R annexed hereto.

(j) Other Deliveries.  At or prior to Closing, the Company shall have delivered to Delcorp: (i) copies of resolutions and actions taken by the Company’s board of directors and stockholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by Delcorp and its counsel in order to consummate the transactions contemplated hereunder.

(k) Derivative Securities.  There shall be outstanding no options, warrants or other derivative securities entitling the holders thereof to acquire shares of Company Common Stock or other securities of the Company.

(l) Insider Loans; Equity Ownership in Subsidiaries.  (i) All outstanding indebtedness owed by Insiders to the Company shall have been repaid in full, including the indebtedness and other obligations described on Schedule 2.22; (ii) all outstanding guaranties and similar arrangements pursuant to which the Company has guaranteed the payment or performance of any obligations of any Insider to a third party shall have been terminated; and (iii) no Insider shall own any direct equity interests in any Subsidiary of the Company or in any other Person that utilizes in its name “Primoris.”

(m) Company Shareholder Vote.  The terms of this Agreement and the transactions referred to herein shall have been approved by the Company’s shareholders pursuant to a properly noticed meeting of the Company’s shareholders.

(n) Termination of Shareholders’ Agreement.  The Primoris Shareholders’ Agreement dated December 31, 2003 shall have been terminated.

ARTICLE VII
INDEMNIFICATION

7.1 Indemnification of Delcorp.

(a) Subject to the terms and conditions of this Article VII (including without limitation the limitations set forth in Section 7.4), Delcorp, the Surviving Corporation and their respective representatives, successors and permitted assigns (the “Delcorp Indemnitees”) shall be indemnified, defended and held harmless by those Persons who receive shares of Delcorp Company Stock from Delcorp upon consummation of the Merger, but only to the extent of the Escrow Shares, from and against all Losses asserted against, resulting to, imposed upon, or incurred by any Delcorp Indemnitee by reason of, arising out of or resulting from:

(i) the inaccuracy or breach of any representation or warranty of the Company contained in or made pursuant to this Agreement, any Schedule or any certificate delivered by the Company to Delcorp pursuant to this Agreement with respect hereto or thereto in connection with the Closing; and

(ii) the non-fulfillment or breach of any covenant or agreement of the Company contained in this Agreement;

(b) As used in this Article VII, the term “Losses” shall include on a dollar for dollar basis all losses, liabilities, damages, judgments, awards, orders, penalties, settlements, costs and expenses (including, without limitation, interest, penalties, court costs and reasonable legal fees and expenses) including those arising from any demands, claims, suits, actions, costs of investigation, notices of violation or noncompliance, causes of action, proceedings and assessments whether or not made by third parties or whether or not ultimately determined to be valid. Solely for the purpose of determining the amount of any Losses (and not for determining any breach) for which Delcorp Indemnitee may be entitled to indemnification pursuant to Article VII, any representation or warranty contained in this Agreement that is qualified by a term or terms such as “material,” “materially,” or “Material Adverse Effect” shall be deemed made or given without such qualification and without giving effect to such words.

7.2 Indemnification of Third Party Claims.  The indemnification obligations and liabilities under this Article VII with respect to actions, proceedings, lawsuits, investigations, demands or other claims brought against Delcorp by a Person other than the Company (a “Third Party Claim”) shall be subject to the following terms and conditions:

(a) Notice of Claim.  Delcorp, acting through the Committee, will give the Representative prompt written notice after receiving written notice of any Third Party Claim or discovering the liability, obligation or facts giving rise to such Third Party Claim (a “Notice of Claim”) which Notice of Third Party Claim shall set forth (i) a brief description of the nature of the Third Party Claim, (ii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), and (iii) whether such Loss may be covered (in whole or in part) under any insurance and the estimated amount of such Loss which may be covered under such insurance, and the Representative shall be entitled to participate in the defense of Third Party Claim at its expense.

(b) Defense.  The Representative shall have the right, at its option (subject to the limitations set forth in sub section 7.2(c) below) and at its own expense, by written notice to Delcorp, to assume the entire control of, subject to the right of Delcorp to participate (at its expense and with counsel of its choice) in, the defense, compromise or settlement of the Third Party Claim as to which such Notice of Claim has been given, and shall be entitled to appoint a recognized and reputable counsel reasonably acceptable to Delcorp to be the lead counsel in connection with such defense. If the Representative is permitted and elects to assume the defense of a Third Party Claim:

(i) the Representative shall diligently and in good faith defend such Third Party Claim and shall keep Delcorp reasonably informed of the status of such defense; provided, however, that in the case of any settlement providing for remedies which are not merely incidental to a primary damage claim or claims for monetary damages, Delcorp shall have the right to approve any settlement, which approval will not be unreasonably withheld, delayed or conditioned; and

(ii) Delcorp shall cooperate fully in all respects with the Representative in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and Delcorp shall make available to the Representative all pertinent information and documents under its control.

(c) Limitations of Right to Assume Defense.  The Representative shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by Delcorp if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) the Third Party Claim seeks an injunction or equitable relief against Delcorp which is not merely incidental to a primary damage claim or claims for monetary damages; or

(iii) there is a reasonable probability that a Third Party Claim may materially and adversely affect Delcorp other than as a result of money damages or other money payments.

(d) Other Limitations.  Failure to give prompt Notice of Claim or to provide copies of relevant available documents or to furnish relevant available data shall not constitute a defense (in whole or in part) to any Third Party Claim by Delcorp against the Representative and shall not affect the Representative’s duty or obligations under this Article VII, except to the extent (and only to the extent that) such failure shall have adversely affected the ability of the Representative to defend against or reduce its liability or caused or increased such liability or otherwise caused the damages for which the Representative is obligated to be greater than such damages would have been had Delcorp given the Representative prompt notice hereunder. So long as the Representative is defending any such action actively and in good faith, Delcorp shall not settle such action. Delcorp shall make available to the Representative all relevant records and other relevant materials required by them and in the possession or under the control of Delcorp, for the use of the Representative and its representatives in defending any such action, and shall in other respects give reasonable cooperation in such defense.

(e) Failure to Defend.  If the Representative, promptly after receiving a Notice of Claim, fails to defend such Third Party Claim actively and in good faith, Delcorp, at the reasonable cost and expense of the Representative, will (upon further written notice) have the right to undertake the defense, compromise or settlement of such Third Party Claim as it may determine in its reasonable discretion, provided that the Representative shall have the right to approve any settlement, which approval will not be unreasonably withheld, delayed or conditioned.

(f) Delcorp’s Rights.  Anything in this Section 7.2 to the contrary notwithstanding, the Representative shall not, without the written consent of Delcorp, settle or compromise any action or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to Delcorp of a full and unconditional release from all liability and obligation in respect of such action without any payment by Delcorp.

(g) Representative Consent.  Unless the Representative has consented to a settlement of a Third Party Claim, the amount of the settlement shall not be a binding determination of the amount of the Loss and such amount shall be determined in accordance with the provisions of the Escrow Agreement.

7.3 Insurance Effect.  To the extent that any Losses that are subject to indemnification pursuant to this Article VII are covered by insurance paid for by the Company prior to or after the Closing, Delcorp shall use commercially reasonable efforts to obtain the maximum recovery under such insurance; provided that Delcorp shall nevertheless be entitled to bring a claim for indemnification under this Article VII in respect of such Losses and the time limitations set forth in Section 7.4 hereof for bringing a claim of indemnification under this Agreement shall be tolled during the pendency of such insurance claim. The existence of a claim by Delcorp for monies from an insurer or against a third party in respect of any Loss shall not, however, delay any payment pursuant to the indemnification provisions contained herein and otherwise determined to be due and owing by the Representative. If Delcorp has received the payment required by this Agreement from the Representative in respect of any Loss and later receives proceeds from insurance or other amounts in respect of such Loss, then it shall hold such proceeds or other amounts in trust for the benefit of the Representative and shall pay to the Representative, as promptly as practicable after receipt, a sum equal to the amount of such proceeds or other amount received, up to the aggregate amount of any payments received from the Representative pursuant to this Agreement in respect of such Loss. Notwithstanding any other provisions of this Agreement, it is the intention of the parties that no insurer or any other third party shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (ii) relieved of the responsibility to pay any claims for which it is obligated.

7.4 Limitations on Indemnification.

(a) Survival: Time Limitation.  The representations, warranties, covenants and agreements in this Agreement or in any writing delivered by the Company to Delcorp in connection with this Agreement (including the certificate required to be delivered by the Company pursuant to Section 6.3(a)) shall survive the Closing for the period that ends on the Basic Escrow Termination Date (the “Basic Survival

Period”) except that the right of Delcorp to bring (i) Tax Indemnification Claims and Environmental Indemnity Claims shall survive the Closing for the period that ends on the T/E Escrow Termination Date (the “T/E Survival Period”) and (ii) Claims for the breach of the representations and warranties in Section 2.3 and 1.13(d) shall survive without limitation as to time.

(b) Any indemnification claim made by Delcorp prior to the termination of the Basic Survival Period or the T/E Survival Period (each a “Survival Period”), as the case may be, shall be preserved despite the subsequent termination of such Survival Period and any claim set forth in a Notice of Claim sent prior to the expiration of such Survival Period shall survive until final resolution thereof. Except as set forth in the immediately preceding sentence, no claim for indemnification under this Article VII shall be brought after the end of the Survival Period or the T/E Survival Period, as the case may be.

(c) Deductible.  No amount shall be payable under Article VII unless and until the aggregate amount of all indemnifiable Losses otherwise payable exceeds $1,400,000 (the “Deductible”), in which event the amount payable shall only be the full amount in excess of the amount of the Deductible, and, subject to the limitations set forth in Section 7.5(c), all future amounts that become payable under Section 7.1 from time to time thereafter. Notwithstanding the foregoing, the Deductible shall not apply to Losses that arise out of (i) a breach of the representations and warranties in Section 1.13(d) or Section 2.3, or (ii) an T/E Indemnification Claim all of which shall be indemnifiable as to all Losses that so arise from the first dollar thereof. It is understood and agreed that to the extent that there are reserves in the Audited Financial Statements or Unaudited Financial Statements for any matter which may be a claim against the Company, any Losses shall first apply against any such applicable reserve and thereafter to the extent permitted herein against the Deductible.

(d) Aggregate Amount Limitation.  The aggregate liability for Losses pursuant to Section 7.1 shall not in any event exceed the Basic Escrow Shares in the case of Basic Indemnity Claims or the T/E Indemnity Shares in the case of Tax Indemnity Claims or Environmental Indemnity Claims and Delcorp shall have no claim against the Company’s shareholders other than for any of such Escrow Shares (and any proceeds of the shares or distributions with respect to the Escrow Shares).

7.5 Exclusive Remedy.  Delcorp, on behalf of itself and the other Delcorp Indemnitees, hereby acknowledges and agrees that, from and after the Closing, the sole remedy of the Delcorp Indemnitees with respect to any and all claims for money damages arising out of or relating to this Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article VII.   Notwithstanding any of the foregoing, nothing contained in this Article VII shall in any way impair, modify or otherwise limit a Delcorp Indemnitees right to bring any claim, demand or suit against the other party based upon such other party’s actual fraud or intentional or willful misrepresentation or omission, it being understood that a mere breach of a representation and warranty, without intentional or willful misrepresentation or omission, does not constitute fraud.

7.6 Adjustment to Merger Consideration.  Amounts paid for indemnification under Article VII shall be deemed to be an adjustment to the value of the shares of Delcorp Common Stock issued by Delcorp as a result of the Merger, except as otherwise required by Law.

7.7 Representative Capacities; Application of Escrow Shares.  The parties acknowledge that the Representative’s obligations under this Article VII are solely as a representative of the Company’s stockholders in the manner set forth in the Escrow Agreement with respect to the obligations to indemnify Delcorp under this Article VII and that the Representative shall have no personal responsibility for any expenses incurred by him in such capacity and that all payments to Delcorp as a result of such indemnification obligations shall be made solely from, and to the extent of, the Escrow Shares. Out-of-pocket expenses of the Representative for attorneys’ fees and other costs shall be borne in the first instance by Delcorp, which may make a claim for reimbursement thereof against the Escrow Shares upon the claim with respect to which such expenses are incurred becoming an Established Claim (as defined in the Escrow Agreement). The parties further acknowledge that all actions to be taken by Delcorp pursuant to this Article VII shall be taken on its behalf by the Committee in accordance with the provisions of the Escrow Agreement. The Escrow Agent, pursuant to the Escrow Agreement after the Closing, may apply all or a portion of the Escrow Shares to satisfy any claim for indemnification pursuant to this Article VII. The Escrow Agent will hold the remaining portion of the Escrow Shares until final resolution of all claims for indemnification or disputes relating thereto.

7.8 Tax Benefits.  The amount of any Losses for which indemnification is provided shall be reduced by any net Tax benefit to such indemnified party and its Affiliates, to the extent realized by such party as a result of such Losses, including the present value (determined by discounting at 8%) of the benefit arising from an increase in the Tax basis of assets, net of any Tax costs incurred by the indemnified party as a result of the receipt of the indemnification payments hereunder. In calculating the amount of net Tax benefit, the indemnified party and its Affiliates shall be presumed to pay Taxes at a forty percent (40%) Tax rate. The indemnified party shall provide the indemnifying party with such documentation as may be reasonably requested in order to ascertain or confirm the amount of any net Tax benefit or net Tax cost referred to herein.

7.9 Mitigation.  A Delcorp Indemnitee shall use commercially reasonably efforts to mitigate Losses suffered, incurred or sustained by it arising out of any matter for which it is entitled to indemnification hereunder; provided that no Delcorp Indemnitee shall be required to (i) take any action or refrain from taking any action that is contrary to any applicable Contract, order or law binding on it or any Affiliate thereof or (ii) incur any out-of-pocket expense in connection with such mitigation (other than de minimus incidental expenses).

7.10 No Double Recovery.  To the extent that any of the items or matters that would otherwise constitute a Loss pursuant to Section 7.1(b) of this Agreement have been incurred and have already been incorporated in the calculation of EBITDA for the purposes of Section 1.18 of this Agreement, such items or matters shall not also be a Loss for purposes of indemnity under this Article VII and shall not apply against the Deductible. Conversely, to the extent any Loss has been incurred that has applied against the Deductible or has been indemnified, such Loss shall not be included in the calculation of EBITDA for the purposes of Section 1.18 of this Agreement.

ARTICLE VIII
TERMINATION

8.1 Termination.   This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Delcorp and the Company at any time;

(b) by either Delcorp or the Company if the Merger shall not have been consummated by October 3, 2008 for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Delcorp or the Company if a Governmental Entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by the Company, upon a material breach of any representation, warranty, covenant or agreement on the part of Delcorp set forth in this Agreement, or if any representation or warranty of Delcorp shall have become untrue, in either case such that the conditions set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such breach by Delcorp is curable by Delcorp prior to the Closing Date, then the Company may not terminate this Agreement under this Section 8.1(d) for thirty (30) days after delivery of written notice from the Company to Delcorp of such breach, provided Delcorp continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(d) if it shall have materially breached this Agreement or if such breach by Delcorp is cured during such thirty (30)-day period);

(e) by Delcorp, upon a material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such breach is curable by the Company prior to the Closing Date, then Delcorp may not terminate this Agreement under this Section 8.1(e) for thirty (30) days after delivery of written notice from Delcorp to the Company of such breach, provided the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Delcorp may not terminate this Agreement pursuant to this Section 8.1(e) if it shall have materially breached this Agreement or if such breach by the Company is cured during such thirty (30)-day period);

(f) by either Delcorp or the Company, if, at the Special Meeting (including any adjournments thereof), this Agreement and the transactions contemplated thereby shall fail to be approved and adopted by the affirmative vote of the holders of Delcorp Common Stock required under Delcorp’s certificate of incorporation, or the holders of 20% or more of the number of shares of Delcorp Common Stock issued in Delcorp’s initial public offering and outstanding as of the date of the record date of the Special Meeting exercise their rights to convert the shares of Delcorp Common Stock held by them into cash in accordance with Delcorp’s certificate of incorporation; or

(g) by the Company if the Special Meeting is not called to be held within thirty (30) days after the declaration by the SEC of the effectiveness of the Registration Statement.

8.2 Notice of Termination; Effect of Termination.  Any termination of this Agreement under Section 8.1 above will be effective immediately upon (or, if the termination is pursuant to Section 8.1(d) or Section 8.1(e) and the proviso therein is applicable, thirty (30) days after) the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect and the Merger shall be abandoned, except for and subject to the following: (i) Sections 5.6, 5.13, 8.2 and 8.3 and Article X (General Provisions) shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement, including a breach by a party electing to terminate this Agreement pursuant to Section 8.1(b) caused by the action or failure to act of such party constituting a principal cause of or resulting in the failure of the Merger to occur on or before the date stated therein.

8.3 Fees and Expenses.  All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

ARTICLE IX
DEFINED TERMS

Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“Affiliate”	Section 10.2(f)
“Agreement”	Section 1.2
“Applicable Nevada Law”	Section 1.3
“Approvals”	Section 2.1(a)
“Articles of Merger”	Section 1.2
“Audited Financial Statements”	Section 2.7(a)
“Base Distribution”	Section 5.24(b)
“Base Shares”	Section 1.5(b)
“Basic Escrow Termination Date”	Section 1.11
“Basic Survival Period”	Section 7.4(a)
“Blue Sky Laws”	Section 1.13(c)
“Certificate of Merger”	Section 1.2
“Charter Amendment”	Section 5.1(a)
“Charter Documents”	Section 2.1(a)
“Closing”	Section 1.2
“Closing Date”	Section 1.2

“Closing Form 8-K”	Section 5.4
“Code”	Recital C
“Company”	Heading
“Company Certificates”	Section 1.5(b)
“Company Closing Certificate”	Section 6.3(a)
“Company Common Stock”	Section 1.5(a)
“Company Contracts”	Section 2.19(a)
“Company Intellectual Property”	Section 2.18
“Company Products”	Section 2.18
“Company Registered Intellectual Property”	Section 2.18
“Company Schedule”	Article II Preamble
“Company Stock Options”	Section 2.3(a)
“Continental”	Section 1.11
“Copyrights”	Section 2.18
“Corporate Records”	Section 2.1(c)
“DGCL”	Recital A
“Deductible”	Section 7.4(c)
“Delcorp”	Heading
“Delcorp Closing Certificate”	Section 6.2(a)
“Delcorp Common Stock”	Section 1.5(a)
“Delcorp Contracts”	Section 3.19(a)
“Delcorp Convertible Securities”	Section 3.3(b)
“Delcorp Indemnitees”	Section 7.1
“Delcorp Plan”	Section 5.1(a)
“Delcorp Preferred Stock”	Section 3.3(a)
“Delcorp SEC Reports”	Section 3.7(a)
“Delcorp Schedule”	Article III Preamble
“Delcorp Stock Options”	Section 3.3(b)
“Delcorp Stockholder Approval”	Section 5.1(a)
“Delcorp Warrants”	Section 3.3(b)
“Disclosure Schedules”	Section 5.14
“Dissenter”	Section 1.17(a)
“Dissenting Shares”	Section 1.17(b)
“Distribution Holdback”	Section 5.24(b)
“EBITDA”	Section 1.18(c)
“EBITDA Shares”	Section 1.18(c)
“Effect of the Merger”	Section 1.3
“Effective Time”	Section 1.2
“Environmental Indemnification Claim”	Section 1.11
“Environmental Law”	Section 2.16(b)
“Escrow Agreement”	Section 1.11
“Escrow Termination Date”	Section 1.11
“Escrow Shares”	Section 1.11
“Exchange Act”	Section 1.11
“FINRA”	Section 3.23
“Foreign Managers”	Section 2.3(a)
“Governmental Action/Filing”	Section 2.21
“Governmental Entity”	Section 1.13(c)
“Hazardous Substance”	Section 2.16(c)
“HSR Act”	Section 2.5(b)
“Insider”	Section 2.19(a)(i)
“Insurance Policies”	Section 2.20

“Intellectual Property”	Section 2.18
“Knowledge”	Section 10.2(d)
“Legal Requirements”	Section 10.2(b)
“Lien”	Section 10.2(e)
“Losses”	Section 7.1(b)
“Material Adverse Effect”	Section 10.2(a)
“Material Company Contracts”	Section 2.19(a)
“Merger”	Section 1.1
“NGCL”	Recital A
“Notice of Claim”	Section 7.2(a)
“OTC BB”	Section 3.23
“Outstanding Company Stock Number”	Section 1.5(a)
“Patents”	Section 2.18
“Person”	Section 10.2(c)
“Personal Property”	Section 2.14(b)
“Plans”	Section 2.11(a)
“Press Release”	Section 5.4(a)
“Proxy Statement/Prospectus”	Section 5.1(a)
“Registered Intellectual Property”	Section 2.18
“Registration Statement”	Section 5.1
“Representative”	Section 1.14(b)
“Returns”	Section 2.15(b)(i)
“Securities Act”	Section 1.13(b)
“Special Meeting”	Section 5.1(a)
“Signing Form 8-K”	Section 5.4
“Signing Press Release”	Section 5.4
“Signing Shareholder/Signing Shareholders”	Heading
“Stub Period”	Section 5.24(a)
“Stub Period Taxable Income”	Section 5.24(a)
“Subsidiary/Subsidiaries”	Section 2.2
“Survival Period”	Section 7.4(b)
“Surviving Corporation”	Section 1.1
“Tax/Taxes”	Section 2.15(a)
“Tax Distributions”	Section 5.24(a)
“Tax Indemnification Claim”	Section 1.11
“T/E Indemnity Shares”	Section 1.11
“T/E Survival Period”	Section 7.4(a)
“T/E Termination Date”	Section 1.11
“Third Party Claim”	Section 7.2
“Trademarks”	Section 2.18
“Trust Fund”	Section 3.25
“U.S. GAAP”	Section 2.7(a)
“Unaudited Financial Statements”	Section 2.7(b)

ARTICLE X
GENERAL PROVISIONS

10.1 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

if to Delcorp, to:	Rhapsody Acquisition Corp. 825 Third Avenue, 40th Floor New York, New York 10022 Attention: Eric Rosenfeld Telephone: 212-319-7676 Telecopy: 212-319-0760 E-mail: erosenfeld@crescendopartners.com
with a copy to:	David Alan Miller, Esq. Graubard Miller 405 Lexington Avenue New York, New York 10174-1901 Telephone: 212-818-8880 Telecopy: 212-818-8881 Email: dmillergraubard.com
if to the Company or Signing Shareholders, to:	John M. Perisich Primoris Corporation 26000 Commercecentre Drive Lake Forest, CA 92630 Telephone: 949 454-7110 Telecopy: 949 599-5532 E-mail: JPerisich@arbinc.com
with a copy to:	Rutan & Tucker, LLP 611 Anton Boulevard, Suite 1400 Costa Mesa, CA 92626-5100 Attention: George J. Wall, Esq. Telephone: 714 662-4673 Telecopier No.: 714-546-9035 E-mail: gwallrutan.com

10.2 Interpretation.  The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. For purposes of this Agreement:

(a) the term “Material Adverse Effect” when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is materially adverse to the business, assets (including intangible assets), revenues, financial condition or results of operations of such entity, it being understood that none of the following alone or in combination shall be deemed, in and of itself, to constitute a Material Adverse Effect: (i) changes attributable to the public announcement or pendency of the transactions contemplated hereby, (ii) changes in general national or regional economic conditions, or (iii) any SEC rulemaking requiring enhanced disclosure of reverse merger transactions with a public shell;

(b) the term “Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and all requirements set forth in applicable Company Contracts or Delcorp Contracts;

(c) the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity;

(d) the term “knowledge” means actual knowledge or awareness as to a specified fact or event of Brian Pratt, John Schauerman, John Perisich and Alfons Theeuwes;

(e) the term “Lien” means any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest);

(f) the term “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and

(g) all monetary amounts set forth herein are referenced in United States dollars, unless otherwise noted.

10.3 Counterparts; Facsimile Signatures.  This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery by facsimile to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

10.4 Entire Agreement; Third Party Beneficiaries.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Exhibits and Schedules hereto (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the letter of intent between Delcorp and the Company dated January 14, 2008 is hereby terminated in its entirety and shall be of no further force and effect (except to the extent expressly stated to survive the execution of this Agreement and the consummation of the transactions contemplated hereby); and (b) are not intended to confer upon any other person any rights or remedies hereunder (except as specifically provided in this Agreement).

10.5 Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.6 Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.7 Governing Law.  This Agreement shall be governed by and construed in accordance with the law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

10.8 Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.9 Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the first sentence of this Section 10.9, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.10 Amendment.  This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties.

10.11 Extension; Waiver.  At any time prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

10.12 Arbitration.  Except as otherwise provided in this Agreement, any controversy or claim arising out of or relating to this Agreement or the breach thereof shall be settled by arbitration in Orange County, California.

(a) Judicial Arbitration and Mediation Services.  The arbitration shall be administered by Judicial Arbitration and Mediation Services (“JAMS”) in its Orange County, California, office.

(b) Arbitrator.  The arbitrator shall be a retired superior or appellate court judge of the State of California affiliated with JAMS. The award of the arbitrator shall be binding, final, and nonappealable.

(c) Provisional Remedies and Appeals.  Each of the parties reserves the right to file with a court of competent jurisdiction an application for temporary or preliminary injunctive relief, writ of attachment, writ of possession, temporary protective order and/or appointment of a receiver on the grounds that the arbitration award to which the applicant may be entitled may be rendered ineffectual in the absence of such relief.

(d) Enforcement of Judgment.  Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

(e) Discovery.  The parties may obtain discovery in aid of the arbitration to the fullest extent permitted under law, including California Code of Civil Procedure Section 1283.05. All discovery disputes shall be resolved by the arbitrator.

(f) Consolidation.  Any arbitration hereunder may be consolidated by JAMS with the arbitration of any other dispute arising out of or relating to the same subject matter when the arbitrator determines that there is a common issue of law or fact creating the possibility of conflicting rulings by more than one arbitrator. Any disputes over which arbitrator shall hear any consolidated matter shall be resolved by JAMS.

(g) Power and Authority of Arbitrator.  The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law.

(h) Governing Law.  All questions in respect of procedure to be followed in conducting the arbitration as well as the enforceability of this Agreement to arbitrate which may be resolved by state law shall be resolved according to the law of the state of California. Any action brought to enforce the provisions of this Section shall be brought in the Orange County Superior Court. All other questions in respect to this Agreement, including but not limited to the interpretation, enforcement of this Agreement (other than the right to arbitrate), and the rights, duties and liabilities of the parties to this Agreement shall be governed by California law.

(i) Costs.  The costs of the arbitration, including any JAMS administration fee, and arbitrator’s fee, and costs of the use of facilities during the hearings, shall be borne equally by the parties in the first instance. Upon issuance of an award, costs shall be awarded to the prevailing party.

(j) Attorneys’ Fees.  If a party to this Agreement shall bring any action, suit, counterclaim, appeal, arbitration, or mediation for any relief against the other parties, declaratory or otherwise, to enforce the terms hereof or to declare rights hereunder (referred to herein as an “Action”), the non-prevailing party in such Action shall pay to the prevailing party in such Action a reasonable sum for the prevailing party’s attorneys’ fees and expenses (at the prevailing party’s attorneys’ then-current rates, as increased from time to time by the giving of advance written notice by such counsel to such party) incurred in prosecuting or defending such Action and/or enforcing any judgment, order, ruling or award (referred to herein as a “Decision”), granted therein, all of which shall be deemed to have accrued from the commencement of such Action, and shall be paid whether or not such Action is prosecuted to a Decision. Any Decision entered into in such Action shall contain a specific provision providing for the recovery of attorneys’ fees and expenses incurred in enforcing such Decision. The court or arbitrator may fix the amount of reasonable attorneys’ fees and expenses upon the request of any party. For purposes of this Section, attorneys’ fees shall include, without limitation, fees incurred in connection with (1) postjudgment motions and collection actions, (2) contempt proceedings, (3) garnishment, levy and debtor and third party examination, (4) discovery and (5) bankruptcy litigation.

10.13 Currency.  All references to currency amounts in this Agreement shall mean United States dollars.

10.14 Power of Attorney; Proxy.  Each Signing Shareholder hereby appoints Brian Pratt and John P. Schauerman, and each of them acting without the other, as his, her or its (a) true and lawful attorney-in-fact to execute and deliver, in his, her or its name, place and stead, in any and all capacities, any and all amendments to this Agreement and any and all other agreements, instruments and other documents deemed necessary or desirable by such attorney-in-fact to effectuate the transactions contemplated by this Agreement, including the agreements in the forms of the exhibits hereto, and (b) proxy and hereby authorizes either of them to represent and to vote all shares of Company Common Stock owned by such Signing Shareholder in the manner such proxy deems desirable in his sole judgment on all matters pertaining to the transactions contemplated by this Agreement that may be presented to the holders of Company Common Stock for their vote or consent. The power-of-attorney granted herein is coupled with an interest and it and the proxy granted herein shall be irrevocable to the full extent allowed by applicable law.

[The Signature Page is the following page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

RHAPSODY ACQUISITION CORP.

By:	s/ Eric Rosenfeld Eric Rosenfeld, Chairman, CEO and President

PRIMORIS CORPORATION

By:	s/ Brian Pratt Brian Pratt, Chief Executive Officer

SIGNING SHAREHOLDERS:

s/ Brian Pratt

Brian Pratt

Pratt Family Trust

By:	s/ Arline Pratt Arline Pratt, Trustee Pratt Family Bypass Trust
By:	s/ Arline Pratt Arline Pratt, Trustee

s/ John P. Schauerman

John P. Schauerman

Summers Trust

By:	s/ Scott E. Summers Scott E. Summers, Trustee

s/ Timothy R. Healy

Timothy R. Healy

INDEX OF EXHIBITS AND SCHEDULES

Exhibits
Exhibit A	Second Amended and Restated Certificate of Incorporation of Delcorp
Exhibit B	Bylaws of Delcorp
Exhibit C	Outstanding Common Stock Number
Exhibit D	Form of Escrow Agreement
Exhibit E	Sample EBITDA Calculations
Exhibit F	Form of Voting Agreement
Exhibit G	Form of Lock-Up Agreement
Exhibit H	Form of Opinion of Graubard Miller
Exhibit I	Form of Employment Agreement for Brian Pratt
Exhibit J	Form of Employment Agreement for John Schauerman
Exhibit K	Form of Employment Agreement for John Perisich
Exhibit L	Form of Employment Agreement for Alfons Theeuwes
Exhibit M	Form of Employment Agreement for Scott Summers
Exhibit N	Form of Employment Agreement for Tim Healy
Exhibit O	Form of Employment Agreement for Mark Thurman
Exhibit P	Form of Employment Agreement for Dave Baker
Exhibit Q	Form of Employment Agreement for Bill McDevitt
Exhibit R	Form of Opinion of Rutan & Tucker, LLP
Schedules
Schedule 1.12	Affiliates of the Company
Schedule 2	Company Schedule
Schedule 3	Delcorp Schedule
Schedule 4.1	Company and Delcorp Permitted Actions
Schedule 5.2	Directors and Officers of Delcorp
Schedule 6.2(i)	Delcorp Resignations

SCHEDULE 1.12
RULE 145 AFFILIATES OF THE COMPANY

Directors

Brian Pratt
John Schauerman
Alfons Theeuwes
John Perisich
Scott Summers
Timothy Healy
Arline Pratt
Tony Leggio
Mark Thurman
David Baker
Mike McGowan
Martha Walda

Officers

Brian Pratt
John Schauerman
Alfons Theeuwes
John Perisich
Scott Summers
Timothy Healy
Mark Thurman
David Baker
Bill McDevitt

The inclusion of any Officer on this list is not an admission that such Officer is in fact an “Affiliate” for the purposes of Rule 145 promulgated under the Securities Act.

Significant Shareholders

Name	Shares Owned	Percent
Brian Pratt	2,606	58.4%
Pratt Family Trust	409	9.2%
Pratt Family Bypass Trust	57	1.3%

SCHEDULE 2
COMPANY SCHEDULE
(Information Furnished Separately)

Schedule 2.1	Organization and Qualification
Schedule 2.2	Subsidiaries
Schedule 2.3	Capitalization
Schedule 2.5	Required Consents
Schedule 2.6	Compliance
Schedule 2.7	Financial Statements
Schedule 2.8	No Undisclosed Liabilities
Schedule 2.9	Absence of Certain Changes or Events
Schedule 2.10	Litigation
Schedule 2.11	Employee Benefit Plans
Schedule 2.13	Restrictions on Business Activities
Schedule 2.14	Title to Property
Schedule 2.15	Taxes
Schedule 2.16	Environmental Matters
Schedule 2.17	Brokers; Third Party Expenses
Schedule 2.18	Intellectual Property
Schedule 2.19	Agreements, Contracts and Commitments
Schedule 2.20	Insurance
Schedule 2.21	Governmental Actions/Filings
Schedule 2.22	Interested Party Transactions

SCHEDULE 3
DELCORP SCHEDULE
(Information Furnished Separately)

Schedule 3.3	Capitalization
Schedule 3.7	SEC Filings; Financial Statements
Schedule 3.14	Title to Property
Schedule 3.15	Taxes
Schedule 3.17	Brokers
Schedule 3.19	Agreements, Contracts and Commitments
Schedule 3.26	Governmental Filings

SCHEDULE 4.1
COMPANY AND DELCORP PERMITTED ACTIONS

The Company has reduced the value on its balance sheet of its investment in ARB/Arendal during the 2007 fiscal year, by writing down its balance sheet value by $3,588,000 to a value of $0. This write down is due to the uncertainty of ARB/Arendal’s to collect on a claim on an existing project.

SCHEDULE 5.2
DIRECTORS AND OFFICERS OF DELCORP

Directors and officers of Delcorp will be determined by the parties prior to the Closing. Five directors shall be designated by the Company and the Signing Shareholders and two directors shall be designated by the current directors of Delcorp.

SCHEDULE 6.2(i)
DELCORP RESIGNATIONS

All officers of Delcorp in office immediately prior to the Closing shall resign from all of their positions as officers.

All directors of Delcorp in office immediately prior to the Closing other than those designated to be directors after the Closing shall resign from their directorships.

Annex B

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
RHAPSODY ACQUISITION CORP.

Pursuant to Section 245 of the
Delaware General Corporation Law

RHAPSODY ACQUISITION CORP., a corporation existing under the laws of the State of Delaware (the “Corporation”), by its Chief Executive Officer, hereby certifies as follows:

1. The name of the Corporation is “Rhapsody Acquisition Corp.”

2. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on April 24, 2006.

3. This Second Amended Restated Certificate of Incorporation restates, integrates and amends the Certificate of Incorporation of the Corporation.

4. This Amended and Restated Certificate of Incorporation was duly adopted by the vote of the holders of a majority of the outstanding shares of common stock of the Corporation in accordance with Section 245 and other applicable provisions of the General Corporation Law of the State of Delaware (“GCL”).

5. The text of the Certificate of Incorporation of the Corporation, as heretofore amended and restated, is hereby amended and restated to read in full as follows:

FIRST: The name of the corporation is Primoris Corporation (hereinafter sometimes referred to as the “Corporation”).

SECOND: The registered office of the Corporation is located at 615 S. DuPont Hwy., Kent County, Dover, Delaware. The name of its registered agent at that address is National Corporate Research, Ltd.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the GCL.

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 61,000,000 of which 60,000,000 shares shall be Common Stock of the par value of $.0001 per share and 1,000,000 shares shall be Preferred Stock of the par value of $.0001 per share.

A. Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock, or any class or series thereof, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any class or series thereof, unless a vote of any holders of Preferred Stock, or class or series thereof, is required pursuant to any Preferred Stock Designation.

B. Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

FIFTH: The Corporation’s existence shall be perpetual.

SIXTH: The Board of Directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. The directors in Class A shall be elected for a term expiring at the Annual Meeting of Stockholders to be held in 2009. The directors in Class B shall be elected for a term expiring at the Annual Meeting of Stockholders to be held in 2010. The directors in Class C shall be elected for a term expiring at the Annual Meeting of Stockholders to be held in 2011. Commencing at the 2009 Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Except as the GCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

SEVENTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A. Election of directors need not be by ballot unless the by-laws of the Corporation so provide.

B. The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the by-laws of the Corporation as provided in the by-laws of the Corporation.

C. The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

D. In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate of Incorporation, and to any by-laws from time to time made by the stockholders; provided, however, that no by-law so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.

EIGHTH: A. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended. Any repeal or modification of this paragraph A by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

B. The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such officer or director is not entitled to be indemnified by the Corporation as authorized hereby.

NINTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed by Eric S. Rosenfeld, its Chief Executive Officer, as of the __ day of , 2008.

Eric S. Rosenfeld, Chief Executive Officer

Annex C

PRIMORIS CORPORATION
(formerly known as Rhapsody Acquisition Corp.)

2008 LONG-TERM INCENTIVE EQUITY PLAN

Section 1. Purpose; Definitions.

1.1. Purpose.  The purpose of the 2008 Long-Term Incentive Equity Plan (“Plan”) is to enable the Company to offer to its employees, officers, directors and consultants whose past, present and/or potential contributions to the Company and its Subsidiaries have been, are or will be important to the success of the Company, an opportunity to acquire a proprietary interest in the Company. The various types of long-term incentive awards that may be provided under the Plan will enable the Company to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its businesses.

1.2. Definitions.  For purposes of the Plan, the following terms shall be defined as set forth below:

(a) “Agreement” means the agreement between the Company and the Holder, or such other document as may be determined by the Committee, setting forth the terms and conditions of an award under the Plan.

(b) “Board” means the Board of Directors of the Company.

(c) “Code” means the Internal Revenue Code of 1986, as amended from time to time.

(d) “Committee” means the Compensation Committee of the Board or any other committee of the Board that the Board may designate to administer the Plan or any portion thereof. If no Committee is so designated, then all references in this Plan to “Committee” shall mean the Board.

(e) “Common Stock” means the Common Stock of the Company, par value $.0001 per share.

(f) “Company” means Primoris Corporation, a corporation organized under the law of the State of Delaware originally under the name of “Rhapsody Acquisition Corp.”

(g) [Intentionally omitted.]

(h) “Disability” means physical or mental impairment as determined under procedures established by the Committee for purposes of the Plan.

(i) “Effective Date” means the date determined pursuant to Section 13.1.

(j) “Fair Market Value”, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, means, as of any given date: (i) if the Common Stock is listed on a national securities exchange or the Nasdaq Stock Market, the last sale price of the Common Stock in the principal trading market for the Common Stock on such date, as reported by the exchange or Nasdaq, as the case may be; (ii) if the Common Stock is not listed on a national securities exchange or the Nasdaq Stock Market, but is traded in the over-the-counter market, the closing bid price for the Common Stock on such date, as reported by the OTC Bulletin Board or Pink Sheets, LLC or similar publisher of such quotations; and (iii) if the fair market value of the Common Stock cannot be determined pursuant to clause (i) or (ii) above, such price as the Committee shall determine, in good faith.

(k) “Holder” means a person who has received an award under the Plan.

(l) “Incentive Stock Option” means any Stock Option intended to be and designated as an “Incentive Stock Option” within the meaning of Section 422 of the Code.

(m) “Non-qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

(n) “Normal Retirement” means retirement from active employment with the Company or any Subsidiary on or after such age which may be designated by the Committee as “retirement age” for any particular Holder. If no age is designated, it shall be 65.

(o) “Other Stock-Based Award” means an award under Section 9 that is valued in whole or in part by reference to, or is otherwise based upon, Common Stock.

(p) “Parent” means any present or future “parent corporation” of the Company, as such term is defined in Section 424(e) of the Code.

(q) “Plan” means the Primoris Corporation 2008 Long-Term Incentive Equity Plan, as hereinafter amended from time to time.

(r) “Repurchase Value” shall mean the Fair Market Value if the award to be settled under Section 2.2(e) or repurchased under Section 10.2 is comprised of shares of Common Stock and the difference between Fair Market Value and the Exercise Price (if lower than Fair Market Value) if the award is a Stock Option or Stock Appreciation Right; in each case, multiplied by the number of shares subject to the award.

(s) “Restricted Stock” means Common Stock received under an award made pursuant to Section 7 that is subject to restrictions under Section 7.

(t) “SAR Value” means the excess of the Fair Market Value (on the exercise date) over the exercise price that the participant would have otherwise had to pay to exercise the related Stock Option, multiplied by the number of shares for which the Stock Appreciation Right is exercised.

(u) “Stock Appreciation Right” means the right to receive from the Company, on surrender of all or part of the related Stock Option, without a cash payment to the Company, a number of shares of Common Stock equal to the SAR Value divided by the Fair Market Value (on the exercise date).

(v) “Stock Option” or “Option” means any option to purchase shares of Common Stock which is granted pursuant to the Plan.

(w) “Subsidiary” means any present or future “subsidiary corporation” of the Company, as such term is defined in Section 424(f) of the Code.

(x) “Vest” means to become exercisable or to otherwise obtain ownership rights in an award.

Section 2. Administration.

2.1. Committee Membership.  The Plan shall be administered by the Board or a committee of the Board. Committee members shall serve for such term as the Board may in each case determine, and shall be subject to removal at any time by the Board. If the administration is to be conducted by a Committee, then the Committee members, to the extent possible and deemed to be appropriate by the Board, shall be “non-employee directors” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and “outside directors” within the meaning of Section 162(m) of the Code. If it is not possible or appropriate to have a Committee consisting of all non-employee/outside directors, then the Plan shall be administered by the Board.

2.2. Powers of Committee.  The Committee shall have full authority to award, pursuant to the terms of the Plan: (i) Stock Options, (ii) Stock Appreciation Rights, (iii) Restricted Stock, and/or (iv) Other Stock-Based Awards. For purposes of illustration and not of limitation, the Committee shall have the authority (subject to the express provisions of this Plan):

(a) to select the officers, employees, directors and consultants of the Company or any Subsidiary to whom Stock Options, Stock Appreciation Rights, Restricted Stock and/or Other Stock-Based Awards may from time to time be awarded hereunder.

(b) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any award granted hereunder (including, but not limited to, number of shares, share exercise price or types of consideration paid upon exercise of such options, such as other securities of the Company or other property, any restrictions or limitations, and any vesting, exchange, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions, as the Committee shall determine);

(c) to determine any specified performance goals or such other factors or criteria which need to be attained for the vesting of an award granted hereunder;

(d) to determine the terms and conditions under which awards granted hereunder are to operate on a tandem basis and/or in conjunction with or apart from other equity awarded under this Plan and cash and non-cash awards made by the Company or any Subsidiary outside of this Plan; and

(e) to make payments and distributions with respect to awards (i.e., to “settle” awards) through cash payments in an amount equal to the Repurchase Value.

The Committee may not modify or amend any outstanding Option or Stock Appreciation Right to reduce the exercise price of such Option or Stock Appreciation Right, as applicable, below the exercise price as of the date of grant of such Option or Stock Appreciation Right. In addition, no Option or Stock Appreciation Right may be granted in exchange for, or in connection with, the cancellation or surrender of an Option or Stock Appreciation Right or other award having a lower exercise price.

Notwithstanding anything to the contrary, the Committee shall not grant to any one Holder in any one calendar year awards for more than _________ shares in the aggregate.

2.3. Interpretation of Plan.

(a) Committee Authority.  Subject to Section 12, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable to interpret the terms and provisions of the Plan and any award issued under the Plan (and to determine the form and substance of all agreements relating thereto), and to otherwise supervise the administration of the Plan. Subject to Section 12, all decisions made by the Committee pursuant to the provisions of the Plan shall be made in the Committee’s sole discretion and shall be final and binding upon all persons, including the Company, its Subsidiaries and Holders.

(b) Incentive Stock Options.  Anything in the Plan to the contrary notwithstanding, no term or provision of the Plan relating to Incentive Stock Options (including but not limited to Stock Appreciation rights granted in conjunction with an Incentive Stock Option) or any Agreement providing for Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be so exercised, so as to disqualify the Plan under Section 422 of the Code or, without the consent of the Holder(s) affected, to disqualify any Incentive Stock Option under such Section 422.

Section 3. Stock Subject to Plan.

3.1. Number of Shares.  Subject to the last sentence of Section 7.1, the total number of shares of Common Stock reserved and available for issuance under the Plan shall be 1,520,000 shares. Shares of Common Stock under the Plan (“Shares”) may consist, in whole or in part, of authorized and unissued shares or treasury shares. If any shares of Common Stock that have been granted pursuant to a Stock Option cease to be subject to a Stock Option, or if any shares of Common Stock that are subject to any Stock Appreciation Right, Restricted Stock award or Other Stock-Based Award granted hereunder are forfeited or any such award otherwise terminates without a payment being made to the Holder in the form of Common Stock, such shares shall again be available for distribution in connection with future grants and awards under the Plan. If a Holder pays the exercise price of a Stock Option by surrendering any previously owned shares and/or arranges to have the appropriate number of shares otherwise issuable upon exercise withheld to cover the withholding tax liability associated with the Stock Option exercise, then, in the Committee’s discretion, the number of shares available under the Plan may be increased by the lesser of (i) the number of such surrendered shares and shares used to pay taxes; and (ii) the number of shares purchased under such Stock Option.

3.2. Adjustment Upon Changes in Capitalization, Etc.  In the event of any common stock dividend payable on shares of Common Stock, Common Stock split or reverse split, combination or exchange of shares of Common Stock, or other extraordinary or unusual event which results in a change in the shares of Common Stock of the Company as a whole, the Committee shall determine, in its sole discretion, whether such change equitably requires an adjustment in the terms of any award in order to prevent dilution or enlargement of the benefits available under the Plan (including number of shares subject to the award and the exercise price) or the aggregate number of shares reserved for issuance under the Plan. Any such adjustments will be made by the Committee, whose determination will be final, binding and conclusive.

Section 4. Eligibility.

Awards may be made or granted to employees, officers, directors and consultants who are deemed to have rendered or to be able to render significant services to the Company or its Subsidiaries and who are deemed to have contributed or to have the potential to contribute to the success of the Company and which recipients are qualified to receive options under the regulations governing Form S-8 registration statements under the Securities Act of 1933, as amended (“Securities Act”). No Incentive Stock Option shall be granted to any person who is not an employee of the Company or an employee of a Subsidiary at the time of grant or so qualified as set forth in the immediately preceding sentence. Notwithstanding the foregoing, an award may also be made or granted to a person in connection with his hiring or retention, or at any time on or after the date he reaches an agreement (oral or written) with the Company with respect to such hiring or retention, even though it may be prior to the date the person first performs services for the Company or its Subsidiaries; provided, however, that no portion of any such award shall vest prior to the date the person first performs such services and the date of grant shall be the date hiring or retention commences.

Section 5. Stock Options.

5.1. Grant and Exercise.  Stock Options granted under the Plan may be of two types: (i) Incentive Stock Options and (ii) Non-qualified Stock Options. Any Stock Option granted under the Plan shall contain such terms, not inconsistent with this Plan, or with respect to Incentive Stock Options, not inconsistent with the Plan and the Code, as the Committee may from time to time approve. The Committee shall have the authority to grant Incentive Stock Options or Non-qualified Stock Options, or both types of Stock Options which may be granted alone or in addition to other awards granted under the Plan. To the extent that any Stock Option intended to qualify as an Incentive Stock Option does not so qualify, it shall constitute a separate Non-qualified Stock Option.

5.2. Terms and Conditions.  Stock Options granted under the Plan shall be subject to the following terms and conditions:

(a) Option Term.  The term of each Stock Option shall be fixed by the Committee; provided, however, that an Incentive Stock Option may be granted only within the ten-year period commencing from the Effective Date and may only be exercised within ten years of the date of grant (or five years in the case of an Incentive Stock Option granted to an optionee who, at the time of grant, owns Common Stock possessing more than 10% of the total combined voting power of all classes of voting stock of the Company (“10% Stockholder”)).

(b) Exercise Price.  The exercise price per share of Common Stock purchasable under a Stock Option shall be determined by the Committee at the time of grant and may not be less than 100% of the Fair Market Value on the date of grant (or, if greater, the par value of a share of Common Stock); provided, however, that the exercise price of an Incentive Stock Option granted to a 10% Stockholder will not be less than 110% of the Fair Market Value on the date of grant.

(c) Exercisability.  Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee and as set forth in Section 10. The Committee intends generally to provide that Stock Options be exercisable only in installments, i.e., that they vest over time, typically over a [three]-year period. The Committee may waive such installment exercise provisions at any time at or after the time of grant in whole or in part, based upon such factors as the Committee determines.

(d) Method of Exercise.  Subject to whatever installment, exercise and waiting period provisions are applicable in a particular case, Stock Options may be exercised in whole or in part at any time during the term of the Option by giving written notice of exercise to the Company specifying the number of shares of Common Stock to be purchased. Such notice shall be accompanied by payment in full of the purchase price, which shall be in cash or, if provided in the Agreement, either in shares of Common Stock (including Restricted Stock and other contingent awards under this Plan) or partly in cash and partly in such Common Stock, or such other means which the Committee determines are consistent with the Plan’s purpose and applicable law. Cash payments shall be made by wire transfer, certified or bank check or personal check, in each case payable to the order of the Company; provided, however, that the

Company shall not be required to deliver certificates for shares of Common Stock with respect to which an Option is exercised until the Company has confirmed the receipt of good and available funds in payment of the purchase price thereof (except that, in the case of an exercise arrangement approved by the Committee and described in the last sentence of this paragraph, payment may be made as soon as practicable after the exercise). The Committee may permit a Holder to elect to pay the Exercise Price upon the exercise of a Stock Option by irrevocably authorizing a third party to sell shares of Common Stock (or a sufficient portion of the shares) acquired upon exercise of the Stock Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise.

(e) Stock Payments.  Payments in the form of Common Stock shall be valued at the Fair Market Value on the date of exercise. Such payments shall be made by delivery of stock certificates in negotiable form that are effective to transfer good and valid title thereto to the Company, free of any liens or encumbrances. A Holder shall have none of the rights of a Stockholder with respect to the shares subject to the Option until such shares shall be transferred to the Holder upon the exercise of the Option.

(f) Transferability.  Except as may be set forth in the next sentence of this Section or in the Agreement, no Stock Option shall be transferable by the Holder other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the Holder’s lifetime, only by the Holder (or, to the extent of legal incapacity or incompetency, the Holder’s guardian or legal representative). Notwithstanding the foregoing, a Holder, with the approval of the Committee, may transfer a Non-Qualified Stock Option (i) (A) by gift, for no consideration, or (B) pursuant to a domestic relations order, in either case, to or for the benefit of the Holder’s “Immediate Family” (as defined below), or (ii) to an entity in which the Holder and/or members of Holder’s Immediate Family own more than fifty percent of the voting interest, in exchange for an interest in that entity, subject to such limits as the Committee may establish and the execution of such documents as the Committee may require, and the transferee shall remain subject to all the terms and conditions applicable to the Non-Qualified Stock Option prior to such transfer. The term “Immediate Family” shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the Holder’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent beneficial interest, and a foundation in which these persons (or the Holder) control the management of the assets. The Committee may, in its sole discretion, permit transfer of an Incentive Stock Option in a manner consistent with applicable tax and securities law upon the Holder’s request.

(g) Termination by Reason of Death.  If a Holder’s employment by, or association with, the Company or a Subsidiary terminates by reason of death, any Stock Option held by such Holder, unless otherwise determined by the Committee and set forth in the Agreement, shall thereupon automatically terminate, except that the portion of such Stock Option that has vested on the date of death may thereafter be exercised by the legal representative of the estate or by the legatee of the Holder under the will of the Holder, for a period of one year (or such other greater or lesser period as the Committee may specify in the Agreement) from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is shorter.

(h) Termination by Reason of Disability.  If a Holder’s employment by, or association with, the Company or any Subsidiary terminates by reason of Disability, any Stock Option held by such Holder, unless otherwise determined by the Committee and set forth in the Agreement, shall thereupon automatically terminate, except that the portion of such Stock Option that has vested on the date of termination may thereafter be exercised by the Holder for a period of one year (or such other greater or lesser period as the Committee may specify in the Agreement) from the date of such termination or until the expiration of the stated term of such Stock Option, whichever period is shorter.

(i) Termination by Reason of Normal Retirement.  Subject to the provisions of Section 14.3, if such Holder’s employment by, or association with, the Company or any Subsidiary terminates due to

Normal Retirement, any Stock Option held by such Holder, unless otherwise determined by the Committee and set forth in the Agreement, shall thereupon automatically terminate, except that the portion of such Stock Option that has vested on the date of termination may thereafter be exercised by the Holder for a period of one year (or such other greater or lesser period as the Committee may specify in the Agreement) from the date of such termination or until the expiration of the stated term of such Stock Option, whichever period is shorter.

(j) Other Termination.  Subject to the provisions of Section 14.3, if such Holder’s employment by, or association with, the Company or any Subsidiary terminates for any reason other than death, Disability or Normal Retirement, any Stock Option held by such Holder, unless otherwise determined by the Committee and set forth in the Agreement, shall thereupon automatically terminate, except that, if the Holder’s employment is terminated by the Company or a Subsidiary without cause, the portion of such Stock Option that has vested on the date of termination may thereafter be exercised by the Holder for a period of three months (or such other greater or lesser period as the Committee may specify in the Agreement) from the date of such termination or until the expiration of the stated term of such Stock Option, whichever period is shorter.

(k) Additional Incentive Stock Option Limitation.  In the case of an Incentive Stock Option, the aggregate Fair Market Value (on the date of grant of the Option) with respect to which Incentive Stock Options become exercisable for the first time by a Holder during any calendar year (under all such plans of the Company and its Parent and Subsidiaries) shall not exceed $100,000.

(l) Buyout and Settlement Provisions.  The Committee may at any time, in its sole discretion, offer to repurchase a Stock Option previously granted, based upon such terms and conditions as the Committee shall establish and communicate to the Holder at the time that such offer is made.

Section 6. Stock Appreciation Rights.

6.1. Grant and Exercise.  Subject to the terms and conditions of the Plan, the Committee may grant Stock Appreciation Rights in tandem with an Option or alone and unrelated to an Option. The Committee may grant Stock Appreciation Rights to participants who have been or are being granted Stock Options under the Plan as a means of allowing such participants to exercise their Stock Options without the need to pay the exercise price in cash. In the case of a Non-qualified Stock Option, a Stock Appreciation Right may be granted either at or after the time of the grant of such Non-qualified Stock Option. In the case of an Incentive Stock Option, a Stock Appreciation Right may be granted only at the time of the grant of such Incentive Stock Option.

6.2. Terms and Conditions.  Stock Appreciation Rights shall be subject to the following terms and conditions:

(a) Exercisability.  Stock Appreciation Rights shall be exercisable as shall be determined by the Committee and set forth in the Agreement, subject to the limitations, if any, imposed by the Code with respect to related Incentive Stock Options.

(b) Termination.  A Stock Appreciation Right shall terminate and shall no longer be exercisable upon the termination or after the exercise of the related Stock Option.

(c) Method of Exercise.  Stock Appreciation Rights shall be exercisable upon such terms and conditions as shall be determined by the Committee and set forth in the Agreement and by surrendering the applicable portion of the related Stock Option. Upon such exercise and surrender, the Holder shall be entitled to receive a number of shares of Common Stock equal to the SAR Value divided by the Fair Market Value on the date the Stock Appreciation Right is exercised.

(d) Shares Affected Upon Plan.  The granting of a Stock Appreciation Right shall not affect the number of shares of Common Stock available for awards under the Plan. The number of shares available for awards under the Plan will, however, be reduced by the number of shares of Common Stock acquirable upon exercise of the Stock Option to which such Stock Appreciation Right relates.

Section 7. Restricted Stock.

7.1. Grant.  Shares of Restricted Stock may be awarded either alone or in addition to other awards granted under the Plan. The Committee shall determine the eligible persons to whom, and the time or times at which, grants of Restricted Stock will be awarded, the number of shares to be awarded, the price (if any) to be paid by the Holder, the time or times within which such awards may be subject to forfeiture (“Restriction Period”), the vesting schedule and rights to acceleration thereof and all other terms and conditions of the awards. Notwithstanding anything to the contrary elsewhere in this Plan, for purposes of determining the number of Shares available for awards pursuant to Section 3.1, each share of Common Stock subject to a Restricted Stock award shall be deemed to be _____ Shares.

7.2. Terms and Conditions.  Each Restricted Stock award shall be subject to the following terms and conditions:

(a) Certificates.  Restricted Stock, when issued, will be represented by a stock certificate or certificates registered in the name of the Holder to whom such Restricted Stock shall have been awarded. During the Restriction Period, certificates representing the Restricted Stock and any securities constituting Retained Distributions (as defined below) shall bear a legend to the effect that ownership of the Restricted Stock (and such Retained Distributions) and the enjoyment of all rights appurtenant thereto are subject to the restrictions, terms and conditions provided in the Plan and the Agreement. Such certificates shall be deposited by the Holder with the Company, together with stock powers or other instruments of assignment, each endorsed in blank, which will permit transfer to the Company of all or any portion of the Restricted Stock and any securities constituting Retained Distributions that shall be forfeited or that shall not become vested in accordance with the Plan and the Agreement.

(b) Rights of Holder.  Restricted Stock shall constitute issued and outstanding shares of Common Stock for all corporate purposes. The Holder will have the right to vote such Restricted Stock and to exercise all other rights, powers and privileges of a holder of Common Stock with respect to such Restricted Stock, with the exceptions that (i) the Holder will not be entitled to delivery of the stock certificate or certificates representing such Restricted Stock until the Restriction Period shall have expired and unless all other vesting requirements with respect thereto shall have been fulfilled; (ii) the Company will retain custody of the stock certificate or certificates representing the Restricted Stock during the Restriction Period; (iii) the Company will retain custody of all dividends and distributions (“Retained Distributions”) made, paid or declared with respect to the Restricted Stock (and such Retained Distributions will be subject to the same restrictions, terms and conditions as are applicable to the Restricted Stock) until such time, if ever, as the Restricted Stock with respect to which such Retained Distributions shall have been made, paid or declared shall have become vested and with respect to which the Restriction Period shall have expired; (iv) a breach of any of the restrictions, terms or conditions contained in this Plan or the Agreement or otherwise established by the Committee with respect to any Restricted Stock or Retained Distributions will cause a forfeiture of such Restricted Stock and any Retained Distributions with respect thereto.

(c) Vesting; Forfeiture.  Upon the expiration of the Restriction Period with respect to each award of Restricted Stock and the satisfaction of any other applicable restrictions, terms and conditions (i) all or part of such Restricted Stock shall become vested in accordance with the terms of the Agreement, and (ii) any Retained Distributions with respect to such Restricted Stock shall become vested to the extent that the Restricted Stock related thereto shall have become vested. Any such Restricted Stock and Retained Distributions that do not vest shall be forfeited to the Company and the Holder shall not thereafter have any rights with respect to such Restricted Stock and Retained Distributions that shall have been so forfeited.

Section 8. [Intentionally Omitted.]

Section 9. Other Stock-Based Awards.

Other Stock-Based Awards may be awarded, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, purchase rights, shares of Common Stock awarded which are not subject to any restrictions or conditions, convertible or exchangeable debentures, or other rights convertible into shares of Common Stock and awards valued by reference to the value of securities of or the performance of specified Subsidiaries. These other stock-based awards may include performance shares or options, whose award is tied to specific performance criteria. Other Stock-Based Awards may be awarded either alone or in addition to or in tandem with any other awards under this Plan or any other plan of the Company. Each other Stock-Based Award shall be subject to such terms and conditions as may be determined by the Committee.

Section 10. Accelerated Vesting and Exercisability.

10.1. Non-Approved Transactions.  If any one person, or more than one person acting as a group, acquires the ownership of stock of the Company that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or combined voting power of the stock of the Company, and the Board does not authorize or otherwise approve such acquisition, then the vesting periods of any and all Stock Options and other awards granted and outstanding under the Plan shall be accelerated and all such Stock Options and awards will immediately and entirely vest, and the respective holders thereof will have the immediate right to purchase and/or receive any and all Common Stock subject to such Stock Options and awards on the terms set forth in this Plan and the respective agreements respecting such Stock Options and awards. An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which the Company acquires its stock in exchange for property is not treated as an acquisition of stock.

10.2. Approved Transactions.  The Committee may, in the event of an acquisition by any one person, or more than one person acting as a group, together with acquisitions during the 12-month period ending on the date of the most recent acquisition by such person or persons, of assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions, or if any one person, or more than one person acting as a group, acquires the ownership of stock of the Company that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or combined voting power of the stock of the Company, which has been approved by the Company’s Board of Directors, (i) accelerate the vesting of any and all Stock Options and other awards granted and outstanding under the Plan, or (ii) require a Holder of any award granted under this Plan to relinquish such award to the Company upon the tender by the Company to Holder of cash in an amount equal to the Repurchase Value of such award. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

10.3. Code Section 409A.  Notwithstanding any provisions of this Plan or any award granted hereunder to the contrary, no acceleration shall occur with respect to any award to the extent such acceleration would cause the Plan or an award granted hereunder to fail to comply with Code Section 409A.

Section 11. Code Section 162(m) Provisions.

11.1 Committee Authority.  Notwithstanding any other provision of the Plan, if the Committee determines at the time an award is granted to a grantee that such grantee is, or may be as of the end of the tax year for which the Company would claim a tax deduction in connection with such award, a“covered employee” within the meaning of Section 162(m)(3) of the Code, and to the extent the Committee considers it desirable for compensation delivered pursuant to such award to be eligible to qualify for an exemption from the limit on tax deductibility of compensation under Section 162(m) of the Code, then the Committee may provide that this Section 11 is applicable to such award under such terms as the Committee shall determine.

11.2 Performance Targets.  If an award is subject to this Section 11, then the lapsing of restrictions thereon and the distribution of Shares pursuant thereto, as applicable, shall be subject to satisfaction of one, or more than one, objective performance targets. The Committee, which in this instance must be comprised of two or more outside directors, shall determine the performance targets that will be applied with respect to each award subject to this Section 11 at the time of grant, but in no event later than 90 days after the commencement of the period of service to which the performance target(s) relate (or the expiration of 25% of the performance period, if earlier). The performance criteria applicable to awards subject to this Section 11 will be one or more of the following criteria: (a) stock price; (b) average annual growth in earnings per share;

(c) earnings per share; (d) net income; (e) return on assets; (f) return on shareholders’ equity; (g) increase in cash flow; (h) operating profit or operating margins; (i) revenue growth of the Company.

11.3 No Increase in Shares.  Notwithstanding any contrary provision of the Plan, the Committee may not increase the number of shares granted pursuant to any award subject to this Section 11, nor may it waive the achievement of any performance target established pursuant to this Section 11.

11.4 Certification.  Prior to the payment of any award subject to this Section 11, the Committee shall certify in writing that the performance target(s) applicable to such award was met.

11.5 Restrictions.  The Committee shall have the power to impose such other restrictions on awards subject to this Section 11 as it may deem necessary or appropriate to ensure that such awards satisfy all requirements for “performance-based compensation” within the meaning of Section 162(m)(4)(C) of the Code, the regulations promulgated thereunder, and any successors thereto.

Section 12. Amendment and Termination.

The Board may at any time, and from time to time, amend alter, suspend or discontinue any of the provisions of the Plan, but no amendment, alteration, suspension or discontinuance shall be made that would impair the rights of a Holder under any Agreement theretofore entered into hereunder, without the Holder’s consent, except as set forth in this Plan.

Section 13. Term of Plan.

13.1. Effective Date.  The Plan shall be effective as of the date of the closing of the merger of Primoris Corporation, a Nevada corporation, into the Company.

13.2. Termination Date.  Unless terminated by the Board, this Plan shall continue to remain effective until such time as no further awards may be granted and all awards granted under the Plan are no longer outstanding. Notwithstanding the foregoing, grants of Incentive Stock Options may be made only during the ten-year period beginning on the Effective Date.

Section 14. General Provisions.

14.1. Written Agreements.  Each award granted under the Plan shall be confirmed by, and shall be subject to the terms of, the Agreement executed by the Company and the Holder, or such other document as may be determined by the Committee. The Committee may terminate any award made under the Plan if the Agreement relating thereto is not executed and returned to the Company within 10 days after the Agreement has been delivered to the Holder for his or her execution.

14.2. Unfunded Status of Plan.  The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Holder by the Company, nothing contained herein shall give any such Holder any rights that are greater than those of a general creditor of the Company.

14.3. Employees.

(a) Engaging in Competition With the Company; Solicitation of Customers and Employees; Disclosure of Confidential Information.  If a Holder’s employment with the Company or a Subsidiary is terminated for any reason whatsoever, and within 12 months after the date thereof such Holder either (i) accepts employment with any competitor of, or otherwise engages in competition with, the Company or any of its Subsidiaries, (ii) solicits any customers or employees of the Company or any of its Subsidiaries to do business with or render services to the Holder or any business with which the Holder becomes affiliated or to which the Holder renders services or (iii) uses or discloses to anyone outside the Company any confidential information or material of the Company or any of its Subsidiaries in violation of the Company’s policies or any agreement between the Holder and the Company or any of its Subsidiaries, the Committee, in its sole discretion, may require such Holder to return to the Company the economic value of any award (profit) that was realized or obtained by such Holder at any time during the period beginning on the date that is six months prior to the date such Holder’s employment with the Company is terminated. In such event, Holder agrees to remit to the Company, in cash, an amount equal to the difference between the Fair Market Value of the Shares on the date of termination (or the sales price of such Shares if the Shares were sold during such six month period) and the price the Holder paid the Company for such Shares.

(b) Termination for Cause.  If a Holder’s employment with the Company or a Subsidiary is terminated for cause, the Committee may, in its sole discretion, require such Holder to return to the Company the economic value of any award (profit) that was realized or obtained by such Holder at any time during the period beginning on that date that is six months prior to the date such Holder’s employment with the Company is terminated. In such event, Holder agrees to remit to the Company, in cash, an amount equal to the difference between the Fair Market Value of the Shares on the date of termination (or the sales price of such Shares if the Shares were sold during such six month period) and the price the Holder paid the Company for such Shares.

(c) No Right of Employment.  Nothing contained in the Plan or in any award hereunder shall be deemed to confer upon any Holder who is an employee of the Company or any Subsidiary any right to continued employment with the Company or any Subsidiary, nor shall it interfere in any way with the right of the Company or any Subsidiary to terminate the employment of any Holder who is an employee at any time.

14.4. Investment Representations; Company Policy.  The Committee may require each person acquiring shares of Common Stock pursuant to a Stock Option or other award under the Plan to represent to and agree with the Company in writing that the Holder is acquiring the shares for investment without a view to distribution thereof. Each person acquiring shares of Common Stock pursuant to a Stock Option or other award under the Plan shall be required to abide by all policies of the Company in effect at the time of such acquisition and thereafter with respect to the ownership and trading of the Company’s securities.

14.5. Additional Incentive Arrangements.  Nothing contained in the Plan shall prevent the Board from adopting such other or additional incentive arrangements as it may deem desirable, including, but not limited to, the granting of Stock Options and the awarding of Common Stock and cash otherwise than under the Plan; and such arrangements may be either generally applicable or applicable only in specific cases.

14.6. Withholding Taxes.  Not later than the date as of which an amount must first be included in the gross income of the Holder for Federal income tax purposes with respect to any Stock Option or other award under the Plan, the Holder shall pay to the Company, or make arrangements satisfactory to the Committee regarding the payment of, any Federal, state and local taxes of any kind required by law to be withheld or paid with respect to such amount. If permitted by the Committee, tax withholding or payment obligations may be settled with Common Stock, including Common Stock that is part of the award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditioned upon such payment or arrangements and the Company or the Holder’s employer (if not the Company) shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Holder from the Company or any Subsidiary.

14.7. Governing Law.  The Plan and all awards made and actions taken thereunder shall be governed by and construed in accordance with the law of the State of Delaware (without regard to choice of law provisions).

14.8. Other Benefit Plans.  Any award granted under the Plan shall not be deemed compensation for purposes of computing benefits under any retirement plan of the Company or any Subsidiary and shall not affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation (unless required by specific reference in any such other plan to awards under this Plan).

14.9. Non-Transferability.  Except as otherwise expressly provided in the Plan or the Agreement, no right or benefit under the Plan may be alienated, sold, assigned, hypothecated, pledged, exchanged, transferred, encumbranced or charged, and any attempt to alienate, sell, assign, hypothecate, pledge, exchange, transfer, encumber or charge the same shall be void.

14.10. Applicable Laws.  The obligations of the Company with respect to all Stock Options and awards under the Plan shall be subject to (i) all applicable laws, rules and regulations and such approvals by any governmental agencies as may be required, including, without limitation, the Securities Act, and (ii) the rules and regulations of any securities exchange on which the Common Stock may be listed.

14.11. Conflicts.  If any of the terms or provisions of the Plan or an Agreement conflict with the requirements of Section 422 of the Code, then such terms or provisions shall be deemed inoperative to the extent they so conflict with such requirements. Additionally, if this Plan or any Agreement does not contain any provision required to be included herein under Section 422 of the Code, such provision shall be deemed to be incorporated herein and therein with the same force and effect as if such provision had been set out at length herein and therein. If any of the terms or provisions of any Agreement conflict with any terms or provisions of the Plan, then such terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of the Plan. Additionally, if any Agreement does not contain any provision required to be included therein under the Plan, such provision shall be deemed to be incorporated therein with the same force and effect as if such provision had been set out at length therein.

14.12. Certain Awards Deferring or Accelerating the Receipt of Compensation.  To the extent applicable, all awards granted, and all agreements entered into, under the Plan are intended to comply with Section 409A of the Code, which was added by the American Jobs Creation Act of 2004 and relates to deferred compensation under nonqualified deferred compensation plans. The Committee, in administering the Plan, intends, and the parties entering into any agreement intend, to restrict provisions of any awards that may constitute deferred receipt of compensation subject to Code Section 409A requirements to those consistent with this Section. The Board may amend the Plan to comply with Code Section 409A in the future.

14.13. Non-Registered Stock.  The shares of Common Stock to be distributed under this Plan have not been, as of the Effective Date, registered under the Securities Act or any applicable state or foreign securities laws and the Company has no obligation to any Holder to register the Common Stock or to assist the Holder in obtaining an exemption from the various registration requirements, or to list the Common Stock on a national securities exchange or any other trading or quotation system, including the Nasdaq Stock Market.

Annex D

ESCROW AGREEMENT

ESCROW AGREEMENT (“Agreement”) dated [Closing Date] by and among RHAPSODY ACQUISITION CORP., a Delaware corporation (“Delcorp”), BRIAN PRATT, as the Target Stockholders’ Representative, being the representative of the former stockholders of PRIMORIS CORPORATION, a Nevada corporation (the “Representative”), and CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as escrow agent (the “Escrow Agent”).

Delcorp, Primoris Corporation (“Target”) and certain stockholders of Target are the parties to an Agreement and Plan of Merger and Reorganization dated as of February 19, 2008 (the “Merger Agreement”) pursuant to which Target has merged into Delcorp, with Delcorp being the surviving entity of such merger. Pursuant to the Merger Agreement, Delcorp is to be indemnified in certain respects. The parties desire to establish an escrow fund as collateral security for the indemnification obligations under the Merger Agreement. The Representative has been designated pursuant to the Merger Agreement to represent all of the former stockholders of Target (the “Stockholders”) and each Permitted Transferee (as hereinafter defined) of the Stockholders (the Stockholders and all such Permitted Transferees are hereinafter referred to collectively as the “Owners”), and to act on their behalf for purposes of this Agreement. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

The parties agree as follows:

1. (a) Concurrently with the execution hereof, each of the Stockholders is delivering to the Escrow Agent, to be held in escrow pursuant to the terms of this Agreement, stock certificates issued in the name of such Stockholder representing seven and one-half percent (7.5%) of the total number of Base Shares received by such Stockholder pursuant to the Merger Agreement, together with two (2) assignments separate from certificate executed in blank by such Stockholder, with medallion signature guaranties. The shares of Delcorp Common Stock represented by the stock certificates so delivered by the Stockholders to the Escrow Agent are herein referred to in the aggregate as the “Escrow Fund.” The Escrow Agent shall maintain a separate account for each Stockholder’s, and, subsequent to any transfer permitted pursuant to Paragraph 1(e) hereof, each Owner’s, portion of the Escrow Fund.

(a) The Escrow Agent hereby agrees to act as escrow agent and to hold, safeguard and disburse the Escrow Fund pursuant to the terms and conditions hereof. It shall treat the Escrow Fund as a trust fund in accordance with the terms of this Agreement and not as the property of Delcorp. The Escrow Agent’s duties hereunder shall terminate upon its distribution of the entire Escrow Fund in accordance with this Agreement.

(b) Except as herein provided, the Owners shall retain all of their rights as stockholders of Delcorp with respect to shares of Delcorp Common Stock constituting the Escrow Fund during the period the Escrow Fund is held by the Escrow Agent (the “Escrow Period”), including, without limitation, the right to vote their shares of Delcorp Common Stock included in the Escrow Fund.

(c) During the Escrow Period, all dividends payable in cash with respect to the shares of Delcorp Common Stock included in the Escrow Fund shall be paid to the Owners, but all dividends payable in stock or other non-cash property (“Non-Cash Dividends”) shall be delivered to the Escrow Agent to hold in accordance with the terms hereof. As used herein, the term “Escrow Fund” shall be deemed to include the Non-Cash Dividends distributed thereon, if any.

(d) During the Escrow Period, no sale, transfer or other disposition may be made of any or all of the shares of Delcorp Common Stock in the Escrow Fund except (i) to a “Permitted Transferee” (as hereinafter defined), (ii) by virtue of the laws of descent and distribution upon death of any Owner, or (iii) pursuant to a qualified domestic relations order; provided, however, that such permissive transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of this Agreement. As used in this Agreement, the term “Permitted Transferee” shall include: (x) members of a Stockholder’s “Immediate Family” (as hereinafter defined); (y) an entity in which (A) a Stockholder and/or members of a Stockholder’s Immediate Family beneficially own 100% of such entity’s voting and non-voting equity securities, or (B) a Stockholder and/or a member of such

Stockholder’s Immediate Family is a general partner and in which such Stockholder and/or members of such Stockholder’s Immediate Family beneficially own 100% of all capital accounts of such entity; and (z) a revocable trust established by a Stockholder during his lifetime for the benefit of such Stockholder or for the exclusive benefit of all or any of such Stockholder’s Immediate Family. As used in this Agreement, the term “Immediate Family” means, with respect to any Stockholder, a spouse, Delcorp, lineal descendants, the spouse of any lineal descendant, and brothers and sisters (or a trust, all of whose current beneficiaries are members of an Immediate Family of the Stockholder). In connection with and as a condition to each permitted transfer, the Permitted Transferee shall deliver to the Escrow Agent an assignment separate from certificate executed by the transferring Stockholder, with medallion signature guaranty, or where applicable, an order of a court of competent jurisdiction, evidencing the transfer of shares to the Permitted Transferee, together with two (2) assignments separate from certificate executed in blank by the Permitted Transferee, with medallion signature guaranties, with respect to the shares transferred to the Permitted Transferee. Upon receipt of such documents, the Escrow Agent shall deliver to Delcorp’s transfer agent the original stock certificate out of which the assigned shares are to be transferred, together with the executed assignment separate from certificate executed by the transferring Stockholder, or a copy of the applicable court order, and shall request that Delcorp issue new certificates representing (m) the number of shares, if any, that continue to be owned by the transferring Stockholder, and (n) the number of shares owned by the Permitted Transferee as the result of such transfer. Delcorp, the transferring Stockholder and the Permitted Transferee shall cooperate in all respects with the Escrow Agent in documenting each such transfer and in effectuating the result intended to be accomplished thereby. During the Escrow Period, no Owner shall pledge or grant a security interest in such Owner’s shares of Delcorp Common Stock included in the Escrow Fund or grant a security interest in such Owner’s rights under this Agreement.

2. (a) Delcorp, acting through the current or former member or members of Delcorp’s Board of Directors who has or have been appointed by Delcorp to take all necessary actions and make all decisions on behalf of Delcorp with respect to its rights to indemnification under Article VII of the Merger Agreement (the “Committee”), may make a claim for indemnification pursuant to the Merger Agreement (“Indemnification Claim”) against the Escrow Fund by giving notice (a “Notice”) to the Representative (with a copy to the Escrow Agent) specifying (i) the covenant, representation, warranty, agreement, undertaking or obligation contained in the Merger Agreement which it asserts has been breached or otherwise entitles Delcorp to indemnification, (ii) in reasonable detail, the nature and dollar amount of any Indemnification Claim, (iii) whether the Indemnification Claim is a claim is a Basic Indemnification Claim, a Tax Indemnification Claim or an Environmental Indemnification Claim, and (iv) whether the Indemnification Claim results from a Third Party Claim against Delcorp or Target. The Committee also shall deliver to the Escrow Agent (with a copy to the Representative), concurrently with its delivery to the Escrow Agent of the Notice, a certification as to the date on which the Notice was delivered to the Representative. As used herein, “Basic Indemnification Claim” means an Indemnification Claim other than a Tax Indemnification Claim or an Environmental Indemnification Claim.

(b) If the Representative shall give a notice to the Committee (with a copy to the Escrow Agent) (a “Counter Notice”), within 30 days following the date of receipt (as specified in the Committee’s certification) by the Representative of a copy of the Notice, disputing whether the Indemnification Claim is indemnifiable under the Merger Agreement, the Committee and the Representative shall attempt to resolve such dispute by voluntary settlement as provided in paragraph 2(c) below. If no Counter Notice with respect to an Indemnification Claim is received by the Escrow Agent from the Representative within such 30-day period, the Indemnification Claim shall be deemed to be an Established Claim (as hereinafter defined) for purposes of this Agreement.

(c) If the Representative delivers a Counter Notice to the Escrow Agent, the Committee and the Representative shall, during the period of 60 days following the delivery of such Counter Notice or such greater period of time as the parties may agree to in writing (with a copy to the Escrow Agent), attempt to resolve the dispute with respect to which the Counter Notice was given. If the Committee and the Representative shall reach a settlement with respect to any such dispute, they shall jointly deliver written notice of such settlement to the Escrow Agent specifying the terms thereof. If the Committee and the

Representative shall be unable to reach a settlement with respect to a dispute, such dispute shall be resolved by arbitration pursuant to paragraph 2(d) below.

(d) If the Committee and the Representative cannot resolve a dispute prior to expiration of the 60-day period referred to in paragraph 2(c) above (or such longer period as the parties may have agreed to in writing), then such dispute shall be submitted (and either party may submit such dispute) for arbitration before the Judicial Arbitration and Medication Service (“JAMS”) in Orange County, California, pursuant to Section 10.12 of the Merger Agreement.

(e) As used in this Agreement, “Established Claim” means any (i) Indemnification Claim deemed established pursuant to the last sentence of paragraph 2(b) above, (ii) Indemnification Claim resolved in favor of Delcorp by settlement pursuant to paragraph 2(c) above, resulting in a dollar award to Delcorp, (iii) Indemnification Claim established by the decision of an arbitrator pursuant to paragraph 2(d) above, resulting in a dollar award to Delcorp, (iv) Third Party Claim that has been sustained by a final determination (after exhaustion of any appeals) of a court of competent jurisdiction, or (v) Third Party Claim that the Committee and the Representative have jointly notified the Escrow Agent has been settled in accordance with the provisions of the Merger Agreement.

(f) (i) Promptly after an Indemnification Claim becomes an Established Claim, the Committee and the Representative shall jointly deliver a notice to the Escrow Agent (a “Joint Notice”) directing the Escrow Agent to pay to Delcorp, and the Escrow Agent promptly shall pay to Delcorp, an amount equal to the aggregate dollar amount of the Established Claim (or, if at such time there remains in the Escrow Fund less than the full amount so payable, the full amount remaining in the Escrow Fund).

(ii) Payment of an Established Claim shall be made from Escrow Shares pro rata from the account maintained on behalf of each Owner. For purposes of each payment, such shares shall be valued at the “Fair Market Value” (as defined below). However, in no event shall the Escrow Agent be required to calculate Fair Market Value or make a determination of the number of shares to be delivered to Delcorp in satisfaction of any Established Claim; rather, such calculation shall be included in and made part of the Joint Notice. The Escrow Agent shall transfer to Delcorp out of the Escrow Fund that number of shares of Delcorp Common Stock necessary to satisfy each Established Claim, as set out in the Joint Notice. Any dispute between the Committee and the Representative concerning the calculation of Fair Market Value or the number of shares necessary to satisfy any Established Claim, or any other dispute regarding a Joint Notice, shall be resolved between the Committee and the Representative in accordance with the procedures specified in paragraph 2(d) above, and shall not involve the Escrow Agent. Each transfer of shares in satisfaction of an Established Claim shall be made by the Escrow Agent delivering to Delcorp one or more stock certificates held in each Owner’s account evidencing not less than such Owner’s pro rata portion of the aggregate number of shares specified in the Joint Notice, together with assignments separate from certificate executed in blank by such Owner and completed by the Escrow Agent in accordance with instructions included in the Joint Notice. Upon receipt of the stock certificates and assignments, Delcorp shall deliver to the Escrow Agent new certificates representing the number of shares owned by each Owner after such payment. The parties hereto (other than the Escrow Agent) agree that the foregoing right to make payments of Established Claims in shares of Delcorp Common Stock may be made notwithstanding any other agreements restricting or limiting the ability of any Owner to sell any shares of Delcorp stock or otherwise. The Committee and the Representative shall be required to exercise utmost good faith in all matters relating to the preparation and delivery of each Joint Notice. As used herein, “Fair Market Value” means the average reported closing price for the Delcorp Common Stock for the ten trading days ending on the last trading day prior to (x) the day the Established Claim is paid with respect to Indemnification Claims paid on or before the Basic Escrow Termination Date, (y) the Basic Escrow Termination Date with respect to shares constituting the Pending Claims Reserve (as hereinafter defined) on the Basic Escrow Termination Date, and (z) with respect to shares placed in the Pending Claims Reserve for a Tax Indemnification Claim or Environmental Indemnification Claim asserted after the Basic Escrow Termination Date, the day such Tax Indemnification Claim or Environmental Indemnification Claim is asserted.

(iii) Notwithstanding anything herein to the contrary, at such time as an Indemnification Claim has become an Established Claim, the Representative shall have the right to substitute for the Escrow Shares that otherwise would be paid in satisfaction of such claim (the “Claim Shares”), cash in an amount equal to the Fair Market Value of the Claim Shares (“Substituted Cash”). In such event (i) the Joint Notice shall include a statement describing the substitution of Substituted Cash for the Claim Shares, and (ii) substantially contemporaneously with the delivery of such Joint Notice, the Representative shall cause currently available funds to be delivered to the Escrow Agent in an amount equal to the Substituted Cash. Upon receipt of such Joint Notice and Substituted Cash, the Escrow Agent shall (y) in payment of the Established Claim described in the Joint Notice, deliver the Substituted Cash to Delcorp in lieu of the Claim Shares, and (z) cause the Claim Shares to be returned to the Representative.

3. (a) On the first Business Day after the Basic Escrow Termination Date, upon receipt of a Joint Notice, the Escrow Agent shall distribute and deliver to each Owner certificates representing shares of Delcorp Common Stock then in such Owner’s account in the Escrow Fund equal to four-fifths of the original number of shares placed in such Owner’s account less that number of shares in such Owner’s account equal to the sum of (i) the number of shares applied in satisfaction of Indemnification Claims made prior to that date and (ii) the number of shares in the Pending Claims Reserve allocated to such Owner’s account, as provided in the following sentence, and shall continue to hold the remaining shares in such Owner’s account as T/E Indemnity Shares. If, at such time, there are any Indemnification Claims with respect to which Notices have been received but which have not been resolved pursuant to Section 2 hereof or in respect of which the Escrow Agent has not been notified of, and received a copy of, a final determination (after exhaustion of any appeals) by a court of competent jurisdiction, as the case may be (in either case, “Pending Claims”), and which, if resolved or finally determined in favor of Delcorp, would result in a payment to Delcorp, the Escrow Agent shall retain in the Pending Claims Reserve that number of shares of Delcorp Common Stock having a Fair Market Value equal to the dollar amount for which indemnification is sought in such Indemnification Claim, allocated pro rata from the account maintained on behalf of each Owner. The Committee shall certify to the Escrow Agent the Fair Market Value to be used in calculating the Pending Claims Reserve and the number of shares of Delcorp Common Stock to be retained therefor. Thereafter, if any Pending Claim becomes an Established Claim, the Committee and the Representative shall deliver to the Escrow Agent a Joint Notice directing the Escrow Agent to deliver to Delcorp the number of shares in the Pending Claims Reserve in respect thereof determined in accordance with paragraph 2(f) above and to deliver to each Owner the remaining shares in the Pending Claims Reserve allocated to such Pending Claim, all as specified in a Joint Notice. If any Pending Claim is resolved against Delcorp, the Committee and the Representative shall deliver to the Escrow Agent a Joint Notice directing the Escrow Agent to pay to each Owner its pro rata portion of the number of shares allocated to such Pending Claim in the Pending Claims Reserve.

(b) On the first Business Day after the T/E Escrow Termination Date, upon receipt of a Joint Notice, the Escrow Agent shall distribute and deliver to each Owner certificates representing the shares of Delcorp Common Stock then in such Owner’s account in the Escrow Fund that are T/E Indemnity Shares other than T/E Indemnity Shares in the Pending Claims Reserve. Upon the subsequent resolution of a Claim for which shares remain in the Pending Claims Reserve, upon receipt of a Joint Notice, the Escrow Agent shall distribute and deliver such shares to the Delcorp, if the Claim is resolved in favor of Delcorp, or, if resolved against Delcorp, to the Owners pro rata to the accounts maintained for them. Upon resolution of all Pending Claims, the Committee and the Representative shall deliver to the Escrow Agent a Joint Notice directing the Escrow Agent shall pay to each Owner the remaining portion of his or her account in the Escrow Fund.

(c) As used herein, the “Pending Claims Reserve” shall mean, at the time any such determination is made, that number of shares of Delcorp Common Stock in the Escrow Fund having a Fair Market Value equal to the sum of the aggregate dollar amounts claimed to be due with respect to all Pending Claims (as shown in the Notices of such Claims).

4. The Escrow Agent, the Committee and the Representative shall cooperate in all respects with one another in the calculation of any amounts determined to be payable to Delcorp and the Owners in accordance with this Agreement and in implementing the procedures necessary to effect such payments.

5. (a) The Escrow Agent undertakes to perform only such duties as are expressly set forth herein. It is understood that the Escrow Agent is not a trustee or fiduciary and is acting hereunder merely in a ministerial capacity.

(b) The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

(c) The Escrow Agent’s sole responsibility upon receipt of any notice requiring any payment to Delcorp pursuant to the terms of this Agreement or, if such notice is disputed by the Committee or the Representative, the settlement with respect to any such dispute, whether by virtue of joint resolution, arbitration or determination of a court of competent jurisdiction, is to pay to Delcorp the amount specified in such notice, and the Escrow Agent shall have no duty to determine the validity, authenticity or enforceability of any specification or certification made in such notice.

(d) The Escrow Agent shall not be liable for any action taken by it in good faith and believed by it to be authorized or within the rights or powers conferred upon it by this Agreement, and may consult with counsel of its own choice and shall have full and complete authorization and indemnification under Section 5(g), below, for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

(e) The Escrow Agent may resign at any time and be discharged from its duties as escrow agent hereunder by its giving the other parties hereto written notice and such resignation shall become effective as hereinafter provided. Such resignation shall become effective at such time that the Escrow Agent shall turn over the Escrow Fund to a successor escrow agent appointed jointly by the Committee and the Representative. If no new escrow agent is so appointed within the 60 day period following the giving of such notice of resignation, the Escrow Agent may deposit the Escrow Fund with any court it reasonably deems appropriate.

(f) The Escrow Agent shall be indemnified and held harmless by Delcorp from and against any expenses, including counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, or the Escrow Fund held by it hereunder, other than expenses or losses arising from the gross negligence or willful misconduct of the Escrow Agent. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other parties hereto in writing. In the event of the receipt of such notice, the Escrow Agent, in its sole discretion, may commence an action in the nature of interpleader in the United States District Court for the Central Division of California in Orange County, California.

(g) The Escrow Agent shall be entitled to reasonable compensation from Delcorp for all services rendered by it hereunder. The Escrow Agent shall also be entitled to reimbursement from Delcorp for all expenses paid or incurred by it in the administration of its duties hereunder including, but not limited to, all counsel, advisors’ and agents’ fees and disbursements and all taxes or other governmental charges.

(h) From time to time on and after the date hereof, the Committee and the Representative shall deliver or cause to be delivered to the Escrow Agent such further documents and instruments and shall do or cause to be done such further acts as the Escrow Agent shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

(i) Notwithstanding anything herein to the contrary, the Escrow Agent shall not be relieved from liability hereunder for its own gross negligence or its own willful misconduct.

6. This Agreement expressly sets forth all the duties of the Escrow Agent with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall not be bound by the provisions of any agreement among the parties hereto except this Agreement and shall have no duty to inquire into the terms and conditions of any agreement made or entered into in connection with this Agreement, including, without limitation, the Merger Agreement.

7. This Agreement shall inure to the benefit of and be binding upon the parties and their respective heirs, successors, assigns and legal representatives, shall be governed by and construed in accordance with the law of Delaware applicable to contracts made and to be performed therein except that issues relating to the rights and obligations of the Escrow Agent shall be governed by and construed in accordance with the law of New York applicable to contracts made and to be performed therein. This Agreement cannot be changed or terminated except by a writing signed by the Committee, the Representative and the Escrow Agent.

8. The Committee and the Representative each hereby consents to the exclusive jurisdiction of the federal and state courts sitting in Orange County, California, with respect to any claim or controversy arising out of this Agreement. Service of process in any action or proceeding brought against the Committee or the Representative in respect of any such claim or controversy may be made upon it by registered mail, postage prepaid, return receipt requested, at the address specified in Section 9, with copies delivered by nationally recognized overnight carrier to Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York, N.Y. 10174-1901, Attention: David Alan Miller, Esq., and to Rutan & Tucker, 611 Anton Boulevard, Suite 1400, Costa Mesa, CA 92626-1931, Attention: George Wall, Esq.

9. All notices and other communications under this Agreement shall be in writing and shall be deemed given if given by hand or delivered by nationally recognized overnight carrier, or if given by telecopier and confirmed by mail (registered or certified mail, postage prepaid, return receipt requested), to the respective parties as follows:

A.	If to the Committee, to it at:
Eric Rosenfeld
825 Third Avenue, 40th Floor
New York, New York 10022
Telecopier No.: 212-319-0760

with a copy to:

Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174-1901
Attention: David Alan Miller, Esq.
Telecopier No.: 212-818-8881
B.	If to the Representative, to him at: [To follow] with a copy to: Rutan & Tucker 611 Anton Boulevard, Suite 1400 Costa Mesa, CA 92626-5100 Attention: George Wall, Esq. Telecopier No.: 714-546-9035

C.	If to the Escrow Agent, to it at: Continental Stock Transfer & Trust Company 2 Broadway New York, New York 10004 Attention: Steven G. Nelson Telecopier No.: 212-509-5150

or to such other person or address as any of the parties hereto shall specify by notice in writing to all the other parties hereto.

10. (a) If this Agreement requires a party to deliver any notice or other document, and such party refuses to do so, the matter shall be submitted to arbitration pursuant to paragraph 2(d) of this Agreement.

(b) All notices delivered to the Escrow Agent shall refer to the provision of this Agreement under which such notice is being delivered and, if applicable, shall clearly specify the aggregate dollar amount due and payable to Delcorp.

(c) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute a single agreement.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement on the date first above written.

[Signatures are on following page]

[Signature Page to Escrow Agreement]

RHAPSODY ACQUISITION CORP.

By:
Name:
Title:

THE REPRESENTATIVE

Brian Pratt

ESCROW AGENT

CONTINENTAL STOCK TRANSFER
& TRUST COMPANY

By:
Name:
Title:

Annex E

VOTING AGREEMENT

VOTING AGREEMENT, dated as of this [Closing Date] (“Agreement”), among each of the persons listed under the caption “Target Group” on Exhibit A attached hereto (the “Target Group”), each of the persons listed under the caption “Founders Group” on Exhibit A attached hereto (the “Founders Group”) and Rhapsody Acquisition Corp., a Delaware corporation (“Delcorp”). Each of the Target Group and the Founders Group is sometimes referred to herein as a “Group.” For purposes of this Agreement, each person who is a member of either the Target Group or the Founders Group is referred to herein individually as a “Stockholder” and collectively as the “Stockholders.” Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement;

WHEREAS, as of February 19, 2008, each of Delcorp, Primoris Corporation (the “Company”), a Nevada corporation, and the Signing Shareholders have entered into an Agreement and Plan of Merger (the “Merger Agreement”) that provides, inter alia, upon the terms and subject to the conditions thereof, for the merger of the Company into Delcorp (the “Merger”);

WHEREAS, as of the date hereof, each Stockholder who is a member of the Founders Group owns beneficially and of record shares of common stock of Delcorp, par value $0.0001 per share (“Delcorp Common Stock”), as set forth opposite such Stockholder’s name on Exhibit A hereto (all such shares and any shares of which ownership of record or the power to vote is hereafter acquired by any of the Stockholders, whether by purchase, conversion or exercise, prior to the termination of this Agreement being referred to herein as the “Shares”);

WHEREAS, at the Effective Time, all shares of Company Common Stock beneficially owned by each Stockholder who is a member of the Target Group shall be converted into the right to receive and shall be exchanged for his, her or its pro rata portion of the shares of Delcorp Common Stock to be issued to the Company’s security holders as consideration in the Merger; and

WHEREAS, as a condition to the consummation of the Merger Agreement, the Stockholders have agreed, severally, to enter into this Agreement;

NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING OF SHARES For Directors

SECTION 1.01 Vote in Favor of the Directors. During the term of this Agreement, each Stockholder agrees to vote the Shares of Delcorp Common Stock he, she or it now owns, or will hereafter acquire prior to the termination of this Agreement, for the election and re-election of the following persons as directors of Delcorp:(1)

(a)  Five (5) persons, (i) three (3) of whom shall at all times be “independent directors,” within the meaning of the NASDAQ rules, and (ii) all of whom shall be designees of the Company; with two (2) of such designees to stand for election in 2009 (“Class A Directors”), who shall initially be Brian Pratt and __________; one (1) of such designees to stand for election in 2010 (“Class B Directors”), who shall initially be _________ and who will be an “independent director,” and two (2) of such designees, to stand for election in 2011 (“Class C Directors”), who shall initially be designated prior to the Closing Date, each of whom shall be an independent director (collectively, the “Target Directors”);

(1)	Parties are to designate their nominees, the number to stand for election in each class and who shall be independent directors. It is assumed there will be no annual meeting in 2008, as election of directors will be presented at the special meeting called to approve the merger.

(b)  Two (2) persons all of whom shall be designees of the Founders Group, which designee initially shall be __________, who shall be elected as a Class __ Director, and ________ who shall be elected as a Class __ Director, (the “Founders Directors,” and together with the Target Directors, the “Director Designees”); and

(c)  Brian Pratt is to be elected and serve as Chairman of the Board of Directors.

(d)  The Founders Group may also designate a person to serve as an observer at all meetings of the Board of Directors and committees thereof, who shall be given all documents and other information furnished to the members of the Board of Directors at the time such information is so furnished (the “Observer”). At the election of the Founders Group, the person then acting as Observer shall be designated to serve all or a part of any unexpired term of the person designated by the Founders Group to serve as a Class __ Director, in which event the person designated by the Founders Group to serve as a Class __ Director shall serve as the Observer.

Neither the Stockholders, nor any of the officers, directors, stockholders, members, managers, partners, employees or agents of any Stockholder, makes any representation or warranty as to the fitness or competence of any Director Designee to serve on the Board of Directors by virtue of such party’s execution of this Agreement or by the act of such party in designating or voting for such Director Designee pursuant to this Agreement.

Any Director Designee may be removed from the Board of Directors in the manner allowed by law and Delcorp’s governing documents except that each Stockholder agrees that he, she or it will not, as a stockholder, vote for the removal of any director who is a member of a Group of which such Stockholder is not a member. If a director is removed or resigns from office, the remaining directors of the Group of which the vacating director is a member shall be entitled to appoint the successor.

SECTION 1.02 Vote in Favor of Stock Option Plan. During the term of this Agreement, each Stockholder agrees to vote the Shares of Delcorp Common Stock he, she or it now owns, or hereafter acquires prior to the termination of this Agreement, in favor of the adoption of the Delcorp Plan (as defined in the Merger Agreement).

SECTION 1.03 Obligations of Delcorp. Delcorp shall take all necessary and desirable actions within its control during the term of this Agreement to provide for the Delcorp Board of Directors to be comprised of seven (7) members and to enable the election to the Board of Directors of the Director Designees.

SECTION 1.04 Term of Agreement. The obligations of the Stockholders pursuant to this Agreement shall terminate immediately following the election or re-election of directors at the annual meeting of Delcorp that will be held in 2011.

SECTION 1.05 Obligations as Director and/or Officer. Nothing in this Agreement shall be deemed to limit or restrict any director or officer of Delcorp from acting in his or her capacity as such director or officer or from exercising his or her fiduciary duties and responsibilities, it being agreed and understood that this Agreement shall apply to each Stockholder solely in his or her capacity as a stockholder of Delcorp and shall not apply to his or her actions, judgments or decisions as a director or officer of Delcorp if he or she is such a director or officer.

SECTION 1.06 Transfer of Shares. If a member of the Target Group desires to transfer his, her or its Shares to a permitted transferee pursuant to the Lock-Up Agreement of even date herewith executed by such member, or if a member of the Founders Group desires to transfer his or its shares to a permitted transferee pursuant to the Stock Escrow Agreement dated as of October [3], 2006, it shall be a condition to such transfer that the transferee agree to be bound by the provisions of this Agreement. This Agreement shall in no way restrict the transfer on the public market of Shares that are not subject to the Lock-Up Agreement or the Stock Escrow Agreement, and any such transfers on the public market of Shares not subject to the provisions of the Lock-Up Agreement or the Stock Escrow Agreement, as applicable, shall be free and clear of the restrictions in this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES;
COVENANTS OF THE STOCKHOLDERS

Each Stockholder hereby severally represents warrants and covenants as follows:

SECTION 2.01 Authorization. Such Stockholder has full legal capacity and authority to enter into this Agreement and to carry out such Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder, and (assuming due authorization, execution and delivery by Delcorp and the other Stockholders) this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

SECTION 2.02 No Conflict; Required Filings and Consents.

(a)  The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate any Legal Requirement applicable to such Stockholder or by which any property or asset of such Stockholder is bound or affected, or (ii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on any property or asset of such Stockholder, including, without limitation, the Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

(b)  The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Exchange Act, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement.

SECTION 2.03 Title to Shares. Such Stockholder is the legal and beneficial owner of its Shares, or will be the legal beneficial owner of the Shares that such Stockholder will receive as a result of the Merger, free and clear of all liens and other encumbrances except certain restrictions upon the transfer of such Shares.

ARTICLE III

GENERAL PROVISIONS

SECTION 3.01 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier service, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 3.01):

(a)  If to Delcorp:

Rhapsody Acquisition Corp.
825 Third Avenue, 40th Floor
New York, N.Y. 10022
Attention: Eric Rosenfeld
Telecopy No.: 212-319-0760

with a mandatory copy to

Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1901
Attention: David Alan Miller, Esq.
Telecopy No.: 212-818-8881

(b)  If to any Stockholder, to the address set forth opposite his, her or its name on Exhibit A.

With a mandatory copy to

Rutan & Tucker, LLP
611 Anton Boulevard, Suite 1400
Costa Mesa, CA 92626-5100
Attention: George J. Wall, Esq.
Telecopier No.: 714-546-9035

SECTION 3.02 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 3.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 3.04 Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

SECTION 3.05 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

SECTION 3.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

SECTION 3.07 Arbitration. Except as otherwise provided in this Agreement, any controversy or claim arising out of or relating to this Agreement or the breach thereof shall be settled by arbitration in Orange County, California.

(a)  Judicial Arbitration and Mediation Services. The arbitration shall be administered by Judicial Arbitration and Mediation Services (“JAMS”) in its Orange County office.

(b)  Arbitrator. The arbitrator shall be a retired superior or appellate court judge of the State of Delaware affiliated with JAMS.

(c)  Provisional Remedies and Appeals. Each of the parties reserves the right to file with a court of competent jurisdiction an application for temporary or preliminary injunctive relief, writ of attachment, writ of possession, temporary protective order and/or appointment of a receiver on the grounds that the arbitration award to which the applicant may be entitled may be rendered ineffectual in the absence of such relief. The award of the arbitrator shall be binding, final, and nonappealable.

(d)  Enforcement of Judgment. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The award of the arbitrator shall be binding, final, and nonappealable.

(e)  Discovery. The parties may obtain discovery in aid of the arbitration to the fullest extent permitted under law, including California Code of Civil Procedure Section 1283.05. All discovery disputes shall be resolved by the arbitrator.

(f)  Consolidation. Any arbitration hereunder may be consolidated by JAMS with the arbitration of any other dispute arising out of or relating to the same subject matter when the arbitrator determines that there is a common issue of law or fact creating the possibility of conflicting rulings by more than one arbitrator. Any disputes over which arbitrator shall hear any consolidated matter shall be resolved by JAMS.

(g)  Power and Authority of Arbitrator. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law.

(h)  Governing Law. All questions in respect of procedure to be followed in conducting the arbitration as well as the enforceability of this Agreement to arbitrate which may be resolved by state law shall be resolved according to the law of the state of California. Any action brought to enforce the provisions of this Section shall be brought in the Orange County Superior Court. All other questions in respect to this Agreement, including but not limited to the interpretation, enforcement of this Agreement (other than the right to arbitrate), and the rights, duties and liabilities of the parties to this Agreement shall be governed by Delaware law.

(i)  Costs. The costs of the arbitration, including any JAMS administration fee, and arbitrator’s fee, and costs of the use of facilities during the hearings, shall be borne equally by the parties. Costs shall be awarded to the prevailing party.

(j)  Attorneys’ Fees. If a party to this Agreement shall bring any action, suit, counterclaim, appeal, arbitration, or mediation for any relief against the other parties, declaratory or otherwise, to enforce the terms hereof or to declare rights hereunder (referred to herein as an “Action”), the non-prevailing party in such Action shall pay to the prevailing party in such Action a reasonable sum for the prevailing party’s attorneys’ fees and expenses (at the prevailing party’s attorneys’ then-current rates, as increased from time to time by the giving of advance written notice by such counsel to such party) incurred in prosecuting or defending such Action and/or enforcing any judgment, order, ruling or award (referred to herein as a “Decision”), granted therein, all of which shall be deemed to have accrued from the commencement of such Action, and shall be paid whether or not such Action is prosecuted to a Decision. Any Decision entered into in such Action shall contain a specific provision providing for the recovery of attorneys’ fees and expenses incurred in enforcing such Decision. The court or arbitrator may fix the amount of reasonable attorneys’ fees and expenses upon the request of any party. For purposes of this Section, attorneys’ fees shall include, without limitation, fees incurred in connection with (1) postjudgment motions and collection actions, (2) contempt proceedings, (3) garnishment, levy and debtor and third party examination, (4) discovery and (5) bankruptcy litigation.

SECTION 3.08 No Waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

SECTION 3.09 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 3.10 Merger Agreement. All references to the Merger Agreement herein shall be to such agreement as may be amended by the parties thereto from time to time.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

RHAPSODY ACQUISITION CORP.

By:	Name: Eric Rosenfeld Title: President and Chief Executive Officer

STOCKHOLDERS:

The Founders Group:

Eric Rosenfeld

The Target Group:

Brian Pratt

John P. Schauerman

Summers Trust

By:	Scott E. Summers, Trustee

Timothy R. Healy

EXHIBIT A

STOCKHOLDERS

Name and Address	Number of Shares

The Founders Group:

Eric Rosenfeld

The Target Group:

Brian Pratt

John P. Schauerman

Summers Trust

Timothy R. Healy

[Insert name address and fax number for each person.]

Annex F

EMPLOYMENT AGREEMENT

BETWEEN

Primoris Corporation

AND

[Name of Employee]

February 19, 2008

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made and entered into as of February 19, 2008, and effective as of the Closing Date (as hereinafter defined), by and among Primoris Corporation, a Nevada corporation (the “Employer”), and ________ (the “Employee”).

WHEREAS, pursuant to that certain Agreement And Plan of Merger by and among Rhapsody Acquisition Corp., Primoris Corporation and certain of the shareholders of Primoris Corporation dated February 19, 2008 (“the Merger Agreement”), a closing date for the consummation of a prospective merger is defined therein (the “Closing Date”);

WHEREAS, the Employer desires to employ the Employee, and the Employee desires to accept such employment, on the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

1. Definitions.

Generally, defined terms used in this Agreement are defined in the first instance in which they appear herein. In addition, the following terms and phrases shall have the following meanings:

“Board” shall mean the board of directors of Employer.

“Business Day” shall mean any day that is not a Saturday, Sunday, or a day on which banking institutions in California are not required to be open.

“Cause” shall mean the Employee’s:

(i)	failure to devote substantially all his working time to the business of Employer and its Affiliates and Subsidiaries;
(ii)	willful disregard of his duties, or his intentional failure to act where the taking of such action would be in the ordinary course of the Employee’s duties hereunder;
(iii)	gross negligence or willful misconduct in the performance of his duties hereunder;
(iv)	commission of any act of fraud, theft or financial dishonesty, or any felony or criminal act involving moral turpitude; or
(v)	unlawful use (including being under the influence) of alcohol or drugs or possession of illegal drugs while on the premises of the Employer or any of its Affiliates or while performing duties and responsibilities to the Employer and its Affiliates.

“Confidential Information” shall mean all proprietary and other information relating to the business and operations of Employer, which has not been specifically designated for release to the public by an authorized representative of Employer, including, but not limited to the following: (i) information, observations, procedures and data concerning the business or affairs of Employer; (ii) products or services; (iii) costs and pricing structures; (iv) analyses; (v) drawings, photographs and reports; (vi) computer software, including operating systems, applications and program listings; (vii) flow charts, manuals and documentation; (viii) data bases; (ix) accounting and business methods; (x) inventions, devices, new developments, methods and processes, whether patentable or unpatentable and whether or not reduced to practice; (xi) customers, vendors, suppliers and customer, vendor and supplier lists; (xii) other copyrightable works; (xiii) all production methods, processes, technology and trade secrets and (xiv) all similar and related information in whatever form. Confidential Information will not include any information that has been published in a form generally available to the public prior to the date the Employee proposes to disclose or use such information. Confidential Information will not be deemed to have been published merely because individual portions of the information have been separately published, but only if all material features comprising such information have been published in combination.

“Disability” shall mean the Employee’s inability, due to physical or mental illness or disability, to perform the essential functions of his employment with the Employer, even with reasonable accommodation that does not impose an undue hardship on the Employer, for more than sixty (60) consecutive days, or for any ninety (90) days within any one year period, unless a longer period is required by federal or state law, in which case such longer period will be applicable. The Employer reserves the right, in good faith, to make the determination of Disability under this Agreement based on information supplied by the Employee and/or his medical personnel, as well as information from medical personnel selected by the Employer or its insurers.

“Employer” shall mean Primoris Corporation and any of its Subsidiaries.(1)

“Person” shall be construed broadly and shall include, without limitation, an individual, a partnership, an investment fund, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Subsidiary” or “Subsidiaries” shall have the meaning as defined in the Merger Agreement.

“Termination Date” shall mean the effective date of the termination of the Employee’s employment hereunder, which (i) in the case of termination by resignation, shall mean the date that is ninety (90) days following the date of the Employee’s written notice to the Employer of his resignation; provided, however, that the Employer may accelerate the Termination Date; (ii) in the case of termination by reason of death shall mean the date of death; (iii) in the case of termination by reason of Disability, shall mean the date specified in the notice of such termination delivered to the Employee by the Employer; (iv) in the case of a Termination for Cause or a Termination without Cause, shall mean the date specified in the written notice of such termination delivered to the Employee by the Employer; (iv) in the case of termination by mutual agreement shall mean the date mutually agreed to by the parties hereto and (v) in the case of nonrenewal, shall mean the expiration of the Employment Period.

2. Employment.

a. Initial Term. The Employer shall employ the Employee, and the Employee accepts employment with the Employer, upon the terms and conditions set forth in this Agreement. The initial term of this Agreement (the “Initial Term”) shall be for a period of five (5) years(2) commencing on the date hereof, unless terminated earlier pursuant to Article 5 hereof; provided, however, that Employee’s obligations in Article 11 and Article 12 hereof shall continue in effect after such termination.

b. Additional Terms. This Agreement may be extended beyond the Initial Term upon the mutual consent and agreement of Employee and Employer. The Initial Term and additional terms, if any, shall collectively be referred to herein as the “Employment Period”.

3. Position and Duties.

During the Employment Period, the Employee shall serve as the Chief Executive Officer, reporting to the Board, and shall have the usual and customary duties, responsibilities and authority of such position. During the Employment Period the Employee shall also serve as a member of the Board of Directors of Employer. In addition, during the Employment Period, if elected or appointed thereto, shall serve as an officer and/or member of the board of any Subsidiary of Employer as reasonably requested by the Employer and its Subsidiaries, in each case, without additional compensation hereunder. The Employee hereby accepts such employment and positions and agrees to diligently and conscientiously devote his full and exclusive business time, attention, and best efforts in discharging and fulfilling his duties and responsibilities hereunder. The Employee shall comply with the Employer’s policies and procedures and the direction and instruction of the Board and the Employee shall not engage in any business activity which, in the reasonable judgment of the Board, conflicts with the duties of the Employee hereunder, whether or not such activity is pursued for gain, profit or other pecuniary advantage. Notwithstanding the above, nothing in this Article shall prohibit or restrict Employee from engaging in or holding any passive investment, including any equity interest, in any business activity.

(1)	In certain agreements a Subsidiary will be the Employer.

(2)	One (1) year for David Becker.

4. Compensation.

(a) Salary.  During the Employment Period, the Employer shall pay the Employee base salary (the “Base Salary”) at the rate of ________________ Dollars ($_________)(3) per annum, payable in equal installments twice monthly on Employer’s regular payroll dates, less applicable deductions and withholdings.

(b) Performance Bonus.  In addition to the Base Salary, during the Employment Period the Employee shall be eligible to receive a cash bonus (the “Bonus”) with respect to each calendar year as of the last day of which the Employee is employed by the Employer. The amount of the Bonus, if any, payable in respect of any calendar year will be determined at the sole discretion of Employer by the Board or compensation committee of the Board (the “Compensation Committee”). The Bonus, if any, payable with respect to a calendar year shall be paid within thirty (30) days following the rendering of Employer’s audited financial statements for the relevant calendar year.

(c) Benefits and Perquisites.  In addition to the Base Salary, Employee shall be entitled to all other benefits of employment provided to other employees of Employer; provided, however, that during the term of this Agreement Employee shall be entitled to three (3) weeks of vacation per annum. Additional benefits and perquisites will be provided subject to Employer’s policies and practices in effect and then in place at the Closing Date, and the terms of applicable benefit plans and arrangements as in effect from time to time.

(d) Reimbursements.  The Employer shall reimburse the Employee for all reasonable and necessary business-related expenses incurred by him in the course of performing his duties under this Agreement which are consistent with Employer’s policies and practices in effect and then in place at the Closing Date, including travel, entertainment and other business expenses, subject to the Employer’s requirements with respect to reporting and documentation of such expenses.

(e) Deductions and Withholding.  The Employer shall deduct from any payments to be made by it to or on behalf of the Employee under this Agreement any amounts required to be withheld in respect of any federal, state or local income or other taxes.

(f) Annual Review of Base Salary.  The Board (or the Compensation Committee) shall undertake a review of the Base Salary not less frequently than annually during the Employment Period and may increase, but not decrease, the rate of Base Salary from the rate then in effect.

(g) Use of Employer Aircraft.  In addition to all business related uses of any aircraft owned or leased by Employer during the Employment Period, Employee shall be entitled to use of said aircraft up to _______ (___) hours(4) during each calendar year hereunder.

5. Termination of Employment.

The Employee’s employment under this Agreement shall be terminated upon the earliest to occur of the following events:

(a) Termination for Cause.  The Employer may in its sole discretion terminate this Agreement and the Employee’s employment hereunder for Cause at any time and with or without advance notice to the Employee.

(b) Termination without Cause.  The Employer may terminate this Agreement and the Employee’s employment hereunder without Cause at any time, with or without notice, for any reason or no reason (and no reason need be given).

(c) Mutual Agreement.  This Agreement and the Employee’s employment hereunder may be terminated by the mutual written agreement of the Employer and the Employee.

(d) Termination by Death or Disability.  This Agreement and the Employee’s employment hereunder shall automatically terminate upon the Employee’s death or Disability.

(e) Resignation.  The Employee may terminate this Agreement and his employment hereunder upon ninety (90) days advance written notice to the Employer.

(3)	Will vary from $227,500 to $500,000.

(4)	Will vary up to 100 hours per year. Certain employees will not have this benefit.

(f) Nonrenewal.  In the event either party does not elect to renew the term of this Agreement, this Agreement and the Employee’s employment hereunder shall automatically terminate as of the expiration of the current term in effect.

6. Compensation upon Termination.

(a) General.  In the event of the Employee’s termination of employment for any reason, the Employee or his estate or beneficiaries shall have the right to receive the following:

(i)	the unpaid portion of the Base Salary and paid time off accrued and payable through the Termination Date;
(ii)	reimbursement for any expenses for which the Employee shall not have been previously reimbursed, as provided in Section 4(d); and
(iii)	continuation of health insurance coverage rights, if any, as required under applicable law.

(b) Termination for Cause, Resignation, Mutual Agreement or Nonrenewal.  In the event of the Employee’s termination of employment by reason of (i) Termination for Cause, (ii) Resignation, (iii) Mutual Agreement or (iv) Nonrenewal, the Employer shall have no current or further obligations (including Base Salary) to the Employee under this Agreement other than as set forth in Section 6(a).

(c) Termination without Cause or by Death or Disability.  Subject to Section 6(d), in the event of the Employee’s termination of employment hereunder by reason of (i) Termination without Cause or (ii) death or Disability, the Employee shall be entitled to the following (the “Severance Benefits”):

(i)	a lump sum equal to one-half of the annual Base Salary in effect upon the Termination Date, payable within fifteen (15) days following the Termination Date;
(ii)	a pro rata amount of a Bonus, if any, which would have been payable to the Employee for the calendar year in which the Termination Date occurs, determined after the end of the calendar year in which such Termination Date occurs and equal to the amount which would have been payable to the Employee if his employment had not been terminated during such calendar year multiplied by the fraction, the numerator of which is the number of whole months the Employee was employed by the Employer during such calendar year and the denominator of which is 12. Any pro rata bonus payable under this Section 6(c)(ii) shall be paid in a lump sum at the time bonuses for such calendar year are otherwise payable to senior executives of the Employer; and
(iii)	in the event that the Employee elects COBRA benefits, the Employer shall pay the Employee’s share of the premium for such COBRA benefits until the earlier of (i) one year after the Termination Date; or (ii) the date that Employee obtains comparable health benefits through new employment.

(d) General Release.  Notwithstanding any provision to the contrary in this Agreement, the foregoing Severance Benefits under Section 6(c) shall not apply and the Employer shall have no obligations to pay or provide any Severance Benefits (other than upon the Employee’s termination of employment by reason of death), unless the Employee signs, delivers and does not rescind or revoke a general release, substantially in the form attached hereto as Exhibit A, of all known and unknown claims of the Employee (and his affiliates, successors, heirs and assigns and the like) against Employer and the Board.

(e) The rights of the Employee set forth in this Section 6 are intended to be the Employee’s exclusive remedy for termination and, to the greatest extent permitted by applicable law, the Employee waives all other remedies.

7. Insurance.

Employer may, for its own benefit, maintain “key man” life and disability insurance policies covering the Employee. The Employee will cooperate with Employer and provide such information or other assistance as they may reasonably request in connection with obtaining and maintaining such policies.

8. Exclusive Services.

During the term of this Agreement, the Employee will not accept or perform any work, consulting, or other services for any other business entity or for remuneration of any kind, without written approval by the Board.

9. The Employee’s Termination Obligations.

The Employee hereby acknowledges and agrees that all personal property and equipment furnished to or prepared by the Employee in the course of or incident to his employment hereunder belongs to Employer and shall be promptly returned to Employer upon termination of the Employee’s employment. The term “personal property” includes, without limitation, all office equipment, laptop computers, cell phones, books, manuals, records, reports, notes, contracts, requests for proposals, bids, lists, blueprints, and other documents, or materials, or copies thereof (including computer files), and all other proprietary and non-proprietary information relating to the business of Employer. Following termination of his employment hereunder, the Employee will not retain any written or other tangible material containing any proprietary or non-proprietary information of Employer.

10. Acknowledgment of Protectable Interests.

The Employee acknowledges and agrees that his employment with Employer involves building and maintaining business relationships and good will on behalf of the Employer with customers, and other professional contractors, subcontractors, employees and staff, and various providers and users of services related to Employer’s business; that he is entrusted with proprietary, strategic and other confidential information which is of special value to Employer; and that the foregoing matters are significant interests which the Employer is entitled to protect.

11. Confidential Information.

The Employee agrees that all Confidential Information that comes or has come into his possession by reason of his employment hereunder is the property of the Employer and shall not be used except in the course of employment by Employer and for Employer’s exclusive benefit. Further, the Employee shall not, during his employment or thereafter, disclose or acknowledge the content of any Confidential Information to any person who is not an employee of Employer authorized to possess such Confidential Information. Upon termination of employment, the Employee shall deliver to Employer all documents, writings, electronic storage devices, and other tangible things containing any Confidential Information and the Employee shall not make or retain copies, excerpts, or notes of such information.

12. Nonsolicitation/Nondisparagement.

In the event of the termination of this Agreement for any reason, the Employee shall not, for a period of two (2) years thereafter, directly or indirectly:

(a) solicit, induce or encourage any employee of Employer to terminate his or her employment with Employer;

(b) make any disparaging public statement concerning Employer; or

(c) use Employer’s Confidential Information to induce, attempt to induce or knowingly encourage any Customer (as defined below) of Employer to divert any business or income from Employer, or to stop or alter the manner in which they are then doing business with Employer. The term “Customer” with respect to Employer shall mean any individual or business firm that is, or within the prior twenty-four (24) months was, a customer or client of Employer, or whose business was actively solicited by Employer at any time, regardless of whether such customer was generated, in whole or in part, by the Employee’s efforts.

13. Damages For Improper Termination With Cause.

In the event that the Employer terminates this Agreement and the Employee’s employment hereunder for “Cause,” but it subsequently is determined by an arbitrator or a court of competent jurisdiction, as the case may be, that the Employer did not have Cause for the termination, then for purposes of this Agreement, the Employer’s decision to terminate shall be deemed to have been a termination without Cause, and the Employer shall be obligated to pay the Severance Benefits specified under Section 6(c), and only that amount.

14. Arbitration.

Any controversy or dispute arising out of, based upon, or relating to this Agreement, its enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, or arising out of, based upon, or relating in any way to the Employee’s employment or association with Employer, or termination of the same, including, without limiting the generality of the foregoing, any questions regarding whether a particular dispute is arbitrable, and any alleged violation of statute, common law or public policy, including, but not limited to, any state or federal statutory claims, shall be submitted to final and binding arbitration in Orange County, California, in accordance with the JAMS Employment Arbitration Rules and Procedures, before a single neutral arbitrator selected from the JAMS panel, or if JAMS is no longer able to supply the arbitrator, such arbitrator shall be selected from the American Arbitration Association, in accordance with its National Rules for the Resolution of Employment Disputes (the arbitrator selected hereunder, the “Arbitrator”). Provisional injunctive relief may, but need not, be sought by either party to this Agreement in a court of law while arbitration proceedings are pending, pursuant to California Code of Civil Procedure section 1281.8, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the Arbitrator. Final resolution of any dispute through arbitration may include any remedy or relief which the Arbitrator deems just and equitable, including any and all remedies provided by applicable state or federal statutes. At the conclusion of the arbitration, the Arbitrator shall issue a written decision that sets forth the essential findings and conclusions upon which the Arbitrator’s award or decision is based. Any award or relief granted by the Arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction. The parties acknowledge and agree that they are hereby waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with this Agreement or the provision of services under this Agreement. The Employer will pay the arbitrator’s fees and arbitration expenses and any other costs associated with the arbitration or arbitration hearing that are unique to arbitration. Subject to the provisions of Section 25, the parties shall each pay their own deposition, witness, expert and attorneys’ fees and other expenses as and to the same extent as if the matter were being heard in court.

15. Representations/Warranties.

The Employee represents and warrants that he is under no contractual or other obligation that would prevent him from accepting the Employer’s offer of employment as set forth herein.

16. Entire Agreement.

This Agreement is intended by the parties to be the final expression of their agreement with respect to the employment of the Employee by Employer and may not be contradicted by evidence of any prior or contemporaneous agreement (including, without limitation any term sheet or similar agreement entered into between Employer and the Employee). The parties further intend that this Agreement shall constitute the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding to vary the terms of this Agreement.

17. No Representations.

No person or entity has made or has the authority to make any representations or promises on behalf of any of the parties which are inconsistent with the representations or promises contained in this Agreement, and this Agreement has not been executed in reliance on any representations or promises not set forth herein. Specifically, no promises, warranties or representations have been made by anyone on any topic or subject matter related to the Employee’s relationship with the Employer or any of their executives or employees, including but not limited to any promises, warranties or representations regarding future employment, compensation, benefits, any entitlement to equity interests in Employer or regarding the termination of the Employee’s employment. In this regard, the Employee agrees that no promises, warranties or representations shall be deemed to be made in the future unless they are set forth in writing and signed by an authorized representative of the Employer.

18. Amendments.

This Agreement may be modified only by agreement of the parties by a written instrument executed by the parties that is designated as an amendment to this Agreement.

19. Severability and Non-Waiver/Survival.

Any provision of this Agreement (or portion thereof) which is deemed invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction and subject to this Section 19, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions thereof in such jurisdiction or rendering such provision or any other provision of this Agreement invalid, illegal, or unenforceable in any other jurisdiction. If any covenant should be deemed invalid, illegal or unenforceable because its scope is considered excessive, such covenant shall be modified so that the scope of the covenant is reduced only to the minimum extent necessary to render the modified covenant valid, legal and enforceable. No waiver of any provision or violation of this Agreement by the Employer shall be implied by the Employer’s forbearance or failure to take action. The expiration or termination of the Employment Period and this Agreement shall not impair the rights or obligations of any party hereto which shall have accrued hereunder prior to such expiration or termination.

20. Successor/Assigns.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, representatives, executors, administrators, successors, and assigns, provided, however, that the Employee may not assign any or all of his rights or duties hereunder except following the prior written consent of the Employer. The Employee shall be entitled, to the extent permitted under applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit hereunder following the Employee’s death by giving written notice thereof. In the event of the Employee’s death or a judicial determination of his incompetence, references in this Agreement to the Employee shall be deemed, where appropriate, to refer to his beneficiary, estate or other legal representative.

21. Voluntary and Knowledgeable Act.

The Employee represents and warrants that the Employee has read and understands each and every provision of this Agreement and has freely and voluntarily entered into this Agreement.

22. Choice of Law.

This Agreement shall be governed as to its validity and effect by the laws of the state of California without regard to principles of conflict of laws.

23. Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which together shall constitute one and the same instrument.

24. Notices.

All notices and other communications necessary or contemplated under this Agreement shall be in writing and shall be delivered in the manner specified herein or, in the absence of such specification, shall be deemed delivered when delivered in person or sent by first-class mail (certified or registered mail, return receipt requested, postage prepaid), facsimile or overnight air courier guaranteeing next day delivery, addressed as follows:

(a)	if to the Employee, to him at his most recent address in Employer’s records,
(b)	if to the Employer, to:	John M. Perisich Primoris Corporation 26000 Commercentre Dr. Lake Forest, CA 92630 Facsimile: (949) 595-5544
	with a copy to:	Rutan & Tucker 611 Anton Boulevard, Fourteenth Floor Costa Mesa, California 92626-1931 Facsimile: (714) 546-9035 Attention: George J. Wall, Esq.
and:

or to such other address as the recipient party to whom notice is to be given may have furnished to the other party in writing in accordance herewith.

25. Attorneys’ Fees.

In the event that any dispute between the parties should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys’ fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorneys’ fees and costs incurred in enforcing such judgment and an award of prejudgment interest from the date of the breach at the maximum rate of interest allowed by law. For the purposes of this Section 25: (a) attorneys’ fees shall include, without limitation, fees incurred in the following: (i) postjudgment motions; (ii) contempt proceedings; (iii) garnishment, levy, and debtor and third party examinations; (iv) discovery and (v) bankruptcy litigation and (b) “prevailing party” shall mean the party who is determined in the proceeding to have prevailed or who prevails by dismissal, default or otherwise.

26. Descriptive Headings; Nouns and Pronouns.

Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice-versa.

27. Non-Qualified Deferred Compensation.

The parties acknowledge and agree that, to the extent applicable, this Agreement shall be interpreted in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the date hereof. Notwithstanding any provision of this Agreement to the contrary, in the event that the Employer determines that any amounts payable hereunder will be immediately taxable to the Employee under Section 409A of the Code and related Department of Treasury guidance, the Employer may (a) adopt such amendments to this Agreement and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Employer determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by this Agreement and/or (b) take such other actions as the Employer determines necessary or appropriate to comply with the requirements of Section 409A of the Code and related Department of Treasury guidance, including such Department of Treasury guidance and other interpretive materials as may be issued after the date hereof.

28. Waiver of Jury Trial.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the date first written above.

Primoris Corporation

By:
Name:
Title:

[Employee]

 , individually

EXHIBIT A

[Form of Release]

1. [Severance Benefits]

2. Release of Claims. Except as explicitly provided below, you agree that the foregoing consideration represents settlement in full of all outstanding obligations owed to you by the Company, and its respective officers, directors, partners, members, agents and employees, including, without limitation, any and all obligations under the Employment Agreement, and is satisfactory consideration for the waiver and release of all claims set forth herein. On behalf of yourself, and your respective heirs, family members, executors and assigns, you hereby fully and forever release the Company and its past, present and future officers, agents, directors, employees, investors, stockholders, partners, members, administrators, affiliates, divisions, subsidiaries, parents, predecessor and successor corporations and assigns (the “Releasees”), from, and agree not to sue concerning, or in any manner to institute, prosecute or pursue, or cause to be instituted, prosecuted, or pursued, any claim, duty, obligation or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that you may possess against any of the Releasees arising from any omissions, acts or facts that have occurred up until and including the Effective Date of this Release including, without limitation:

(a) any and all claims relating to or arising from your employment relationship with the Company and the termination of that relationship;

(b) any and all claims relating to, or arising from, your right to purchase, or actual purchase of shares of stock or other securities of the Company or any of its affiliates or subsidiaries, including, without limitation, any claims for fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law;

(c) any and all claims for wrongful discharge of employment; termination in violation of public policy; discrimination; harassment; retaliation; breach of contract, both express and implied, including, without limitation, any and all claims arising under or in connection with the Employment Agreement; breach of a covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent or intentional infliction of emotional distress; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; and conversion;

(d) any and all claims for violation of any federal, state or municipal statute, including, but not limited to, Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; the Age Discrimination in Employment Act of 1967; the Americans with Disabilities Act of 1990; the Fair Labor Standards Act; the Employee Retirement Income Security Act of 1974; The Worker Adjustment and Retraining Notification Act; the Family and Medical Leave Act; the California Fair Employment and Housing Act; the California Family Rights Act; and the California Labor Code, including, but not limited to Section 201, et seq,. Section 970, et seq., Sections 1400-1408; and all amendments to each such Act as well as the regulations issued thereunder;

(e) any and all claims for violation of the federal, or any state, constitution;

(f) any and all claims arising out of any other laws and regulations relating to employment or employment discrimination; and

(g) any and all claims for attorneys’ fees and costs;

provided, however, that the parties hereto agree and acknowledge that you have not, by virtue of this Release or otherwise, waived any claim, duty, obligation or cause of action relating to any of the following:

(i)	any matter that arises after the Effective Date of this Release;
(ii)	vested benefits under any employee benefit plan within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended;

(iii)	any claim relating to indemnification in accordance with applicable laws or the Company’s certificate of incorporation or by-laws or any applicable insurance policy, with respect to any liability as a director, officer or employee of the Company (including as a trustee, director or officer of any employee benefit plan);
(iv)	any right to obtain contribution as permitted by law in the event of entry of judgment against you as a result of any act or failure to act for which the Company and you are held jointly liable; and
(v)	any of your rights as a Limited Partner of Partnership under the Partnership Agreement.

You agree that the release set forth in this Paragraph shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not extend to any obligations incurred under this Release. In the event that any of the parties brings an action to enforce or effect their rights under this Release, the prevailing party shall be entitled to recover their reasonable attorneys’ fees and expenses incurred in connection with such an action.

3. Acknowledgment of Waiver of Claims under ADEA. You acknowledge that you are waiving and releasing any rights you may have under the Age Discrimination in Employment Act of 1967 (“ADEA”) and that this waiver and release is knowing and voluntary. You and the Company agree that this Release does not apply to any rights or claims that may arise under ADEA after the Effective Date of this Release. You acknowledge that the consideration given for this Release is in addition to anything of value to which you were already entitled. You further acknowledge that you have been advised by this writing that:

(a) you should consult with an attorney prior to executing this Release;

(b) you have up to [____] days within which to consider this Release;

(c) you have seven days following your execution of this Release to revoke this Release; and this Release shall not be effective until the eighth day after you execute and do not revoke this Release; nothing in this Release prevents or precludes you from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties or costs from doing so, unless specifically authorized by federal law.

Any revocation must be in writing and delivered to the Company as follows: [______________________________] by close of business on or before the seventh day from the date that you sign this Release.

4. Civil Code Section 1542/Unknown Claims. You represent that you are not aware of any claims against the Company other than the claims that are released by this Release. You acknowledge that you have had the opportunity to be advised by legal counsel and are familiar with the provisions of California Civil Code 1542, below, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Being aware of said code section, you agree to expressly waive any rights you may have thereunder, as well as under any statute or common law principles of similar effect.

5. No Pending or Future Lawsuits. You represent that you have no lawsuits, claims, or actions pending in your name, or on behalf of any other person or entity, against the Company or any of the Releasees. You also represent that you do not intend to bring any claims on your own behalf or on behalf of any other person or entity against the Company or any of the Releasees.

6. Confidentiality of Release. You agree to keep the terms of this Release in the strictest confidence and, except as required by law, not reveal the terms of this Release to any persons except your immediate family, your attorney, and your financial advisors (and to them only provided that they also agree to keep the information completely confidential), and the court in any proceedings to enforce the terms of this Release.

7. Non-Disparagement. You agree not to make any public oral or written statement, or take any other public action, that disparages or criticizes the Company’s management, employees, products or services, in any case that damages the Company’s reputation or impairs its normal operations.

8. Entire Agreement. The terms of which are specifically incorporated herein, this Release constitutes the entire agreement between you and the Company concerning your employment with and separation from the Company and all the events leading thereto and associated therewith, and supercedes and replaces any and all prior agreements and understandings, both written and oral, concerning your relationship with the Company.

9. Successors and Assigns. This Release shall be binding upon each of the parties and upon their respective heirs, administrators, representatives, executors, successors and assigns, and shall inure to the benefit of each party and to their heirs, administrators, representatives, executors, successors, and assigns.

10. No Admission of Liability. You understand and acknowledge that this Release constitutes a compromise and settlement of any and all potential disputed claims. No action taken by the Company hereto, either previously or in connection with this Release, shall be deemed or construed to be: (a) an admission of the truth or falsity of any potential claims; or (b) an acknowledgment or admission by the Company of any fault or liability whatsoever to you or to any third party.

11. Authority. The Company represents and warrants that the undersigned has the authority to act on behalf of the Company and to bind the Company and all who may claim through it to the terms and conditions of this Release. Similarly, you represent and warrant that you have the capacity to act on your own behalf and on behalf of all who might claim through you to bind them to the terms and conditions of this Release. The Company and you each warrant and represent that there are no liens or claims of lien or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein.

12. Effective Date. This Release is effective after it has been signed by both parties and after seven days have passed since you have signed this Release (such date, the “Effective Date”).

13. Voluntary Execution of Release. This Release is executed voluntarily and without any duress or undue influence on the part or behalf of the parties hereto, with the full intent of releasing all claims except claims specifically excluded under Paragraph 4 hereof. The parties acknowledge that:

(a) They have read this Release;

(b) They have been represented in the preparation, negotiation, and execution of this Release by legal counsel of their own choice or that they have voluntarily declined to seek such counsel;

(c) They understand the terms and consequences of this Release and of the releases it contains; and

(d) They are fully aware of the legal and binding effect of this Release. The laws of the State of California govern this Release, regardless of the laws that might otherwise govern under applicable principles of conflict of law thereof. In the event that any portion of this Release or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Release will continue in full force and effect and the application of such portion to other persons or circumstances will be interpreted so as reasonable to effect the intent of the parties hereto. This Release may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by you and an authorized representative of the Company or by a court of competent jurisdiction.

Annex G

February 17, 2008

The Board of Directors
Rhapsody Acquisition Corp.
825 Third Avenue,
40th Floor
New York, NY 10022

Gentlemen:

We have been advised that, pursuant to the draft Agreement and Plan of Merger, dated February 13, 2008 (the “Draft Agreement”), between Rhapsody Acquisition Corp. (“Rhapsody”), Primoris Corporation (“Primoris”) and certain of the shareholders of Primoris, Rhapsody intends to acquire Primoris by means of a merger in which the Primoris will merge with Rhapsody and Rhapsody will be the surviving entity, through an exchange of all the issued and outstanding shares of capital stock of Primoris for shares of common stock of Rhapsody (the “Transaction”). In connection with the Transaction, Rhapsody will issue 24,094,800 shares of its common stock (the “Initial Purchase Consideration”) and issue up to a maximum of 5,000,000 additional shares of its common stock based upon the combined entity achieving certain EBITDA targets (the “Contingent Shares”). Hereinafter, the Initial Purchase Consideration and the Contingent Shares are collectively referred to as the “Purchase Consideration”. The terms and conditions of the Transaction are more specifically set forth in the Draft Agreement.

We have been retained to render an opinion as to whether, on the date of such opinion, (i) the Purchase Consideration is fair, from a financial point of view, to Rhapsody’s stockholders, and (ii) the fair market value of Primoris is at least equal to 80% of the net assets of Rhapsody.

We have not been requested to opine as to, and our opinion does not in any manner address, the relative merits of the Transaction as compared to any alternative business strategy that might exist for Rhapsody, the decision of whether Rhapsody should complete the Transaction, and other alternatives to the Transaction that might exist for Rhapsody. The financial terms and other terms of the Transaction were determined pursuant to negotiations between Rhapsody, the shareholders of Primoris and each of their respective financial advisors, and not pursuant to our recommendations.

Ladenburg Thalmann & Co. Inc. 4400 Biscayne Boulevard, 14th Floor Miami, FL 33137 Phone 305.572.4200 • Fax 305.572.4220 MEMBER NYSE, AMEX, FINRA, SIPC

The Board of Directors
Rhapsody Acquisition Corp.
February 17, 2008

In arriving at our opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed the Draft Agreement.
•	Reviewed publicly available financial information and other data with respect to the Rhapsody that we deemed relevant, including the Annual Report on Form 10-K for the year ended March 31, 2007, the Quarterly Report on Form 10-Q for the nine months ended December 31, 2007, and the Prospectus dated October 3, 2006.
•	Reviewed non-public information and other data with respect to Primoris, including audited financial statements for the three years ended December 31, 2006, unaudited financial statements for the nine months ended September 30, 2007, financial projections for the four years ending December 31, 2010, and other internal financial information and management reports.
•	Reviewed and analyzed the Transaction’s pro forma impact on Rhapsody’s securities outstanding and stockholder ownership.
•	Considered the historical financial results and present financial condition of Rhapsody.
•	Reviewed certain publicly available information concerning the trading of, and the trading market for Rhapsody’s common stock and units.
•	Reviewed and analyzed the indicated value range of the Purchase Consideration.
•	Reviewed and analyzed Primoris’ projected unlevered free cash flows and prepared a discounted cash flow analysis.
•	Reviewed and analyzed certain financial characteristics of publicly-traded companies that were deemed to have characteristics comparable to Primoris.
•	Reviewed and analyzed certain financial characteristics of target companies in transactions where such target company was deemed to have characteristics comparable to that of Primoris.
•	Reviewed and compared the net asset value of Rhapsody to the indicated enterprise value range of Primoris.
•	Reviewed and discussed with representatives of Rhapsody and Primoris management certain financial and operating information furnished by them, including financial projections and analyses with respect to Primoris’ business and operations.
•	Performed such other analyses and examinations as were deemed appropriate.

In arriving at our opinion we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us without assuming any responsibility for any independent verification of any such information and we have further relied upon the assurances of Rhapsody and Primoris management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, we assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which we could make our analysis and form an opinion. We have not evaluated the solvency or fair value of Rhapsody or Primoris under any foreign, state or federal laws relating to bankruptcy, insolvency or similar matters. We have not made a physical inspection of the properties and facilities of Primoris and have not made or obtained any evaluations or appraisals of Primoris’ assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities). In addition, we have not attempted to confirm whether Primoris and Rhapsody have good title to their respective assets.

The Board of Directors
Rhapsody Acquisition Corp.
February 17, 2008

We assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable foreign, federal and state statutes, rules and regulations. We assumed that the Transaction will be consummated substantially in accordance with the terms set forth in the Draft Agreement, without any further amendments thereto, and without waiver by Rhapsody of any of the conditions to any obligations or in the alternative that any such amendments, revisions or waivers thereto will not be detrimental to Rhapsody or its stockholders in any material respect. We have further assumed that for U.S. federal tax income purposes the Transaction shall qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

Our analysis and opinion are necessarily based upon market, economic and other conditions, as they exist on, and could be evaluated as of, February 17, 2008. Accordingly, although subsequent developments may affect our opinion, we do not assume any obligation to update, review or reaffirm our opinion.

Our opinion is for the use and benefit of the Board of Directors of Rhapsody in connection with its consideration of the Transaction and is not intended to be and does not constitute an opinion or recommendation to any stockholder of Rhapsody as to how such stockholder should vote with respect to the Transaction. We do not express any opinion as to the underlying valuation or future performance of Rhapsody or Primoris, or the price at which Rhapsody’s securities might trade at any time in the future.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, (i) the Purchase Consideration is fair, from a financial point of view, to Rhapsody’s stockholders, and (ii) the fair market value of Primoris is at least equal to 80% of the net assets of Rhapsody.

In connection with our services, we have previously received a retainer and will receive the balance of our fee when we notify Rhapsody that we are prepared to deliver the opinion. Our fee for providing the fairness opinion is not contingent on the completion of the Transaction. We have not provided any other services to Rhapsody or Primoris in the past, except that we provided certain fairness opinion services to Rhapsody in October 2007 in connection with a then-proposed transaction which was subsequently terminated. In addition, Rhapsody has agreed to indemnify us for certain liabilities that may arise out of the rendering this opinion.

In the ordinary course of business, Ladenburg, certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Rhapsody, any other party that may be involved in the Transaction and their respective affiliates.

Pursuant to our policies and procedures, this opinion was not required to be, and was not, approved or issued by a fairness committee. Further, our opinion does not express an opinion about the fairness of the amount or nature of the compensation, if any, to any of Primoris’ officers, directors or employees, or class of such persons, relative to the compensation to Primoris’ shareholders.

Our opinion is for the use and benefit of the Board of Directors of Rhapsody and is rendered in connection with its consideration of the Transaction and may not be used by Rhapsody for any other purpose or reproduced, disseminated, quoted or referred to by Rhapsody at any time, in any manner or for any purpose, without our prior written consent, except that this opinion may be reproduced in full in, and references to the opinion and to us and our relationship with Rhapsody may be included in filings made by Rhapsody with the Securities and Exchange Commission, if required by Securities and Exchange Commission rules, and in any proxy statement or similar disclosure document disseminated to stockholders if required by the Securities and Exchange Commission rules.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

Annex H

DRAFT OPINION

Graubard Miller

The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1901
(212) 818-8800

April __ ,2008

Rhapsody Acquisition Corp.
825 Third Avenue, 40th Floor
New York, New York 10022

Re: Merger with Primoris Corporation

Dear Sirs:

We have acted as counsel to Rhapsody Acquisition Corp. (“Rhapsody”), a corporation organized under the laws of the state of Delaware, in connection with the proposed merger of Primoris Corporation (“Primoris”), a Nevada corporation, with and into Rhapsody for shares of common stock of Rhapsody. You have requested our opinion in connection with the federal income tax consequences of the proposed merger to Rhapsody and stockholders of Rhapsody.

FACTS

The relevant facts are set forth in the Registration Statement filed with the Securities and Exchange Commission on April __, 2008, File No.  as amended (the “Registration Statement”), and the Agreement and Plan of Merger, dated as of February 19, 2008, among Rhapsody, Primoris and certain of the stockholders of Primoris. For purposes of this opinion we have assumed and rely upon the truth and accuracy of the facts as set forth in the aforesaid documents.

A summary of the facts are as follows: Rhapsody was organized April 24, 2006 to effect a business combination with an operating business. Its assets consist primarily of cash in a trust account. Rapsody’s units, common stock and warrants are currently quoted on the Over-the-Counter Bulletin Board. Primoris, formed in November 2003, and headquartered in Lake Forest, California, is a holding company of various subsidiaries which cumulatively form a diversified engineering and construction company providing a wide range of construction, fabrication, maintenance and replacement services, as well as engineering services to major public utilities, petrochemical companies, energy companies, municipalities and other customers.

Under the Agreement and Plan of Merger, Primoris will be merged with and into Rhapsody and Rhapsody will continue as the surviving corporation and change its name to Primoris Corporation. As a result of the proposed merger, all of the assets of Primoris will be acquired by Rhapsody. On the closing date of the merger, the holders of the outstanding shares of common stock of Primoris in exchange for such shares (and Primoris’s two foreign managers pursuant to certain termination agreements) will receive an aggregate of 24,094,800 shares of Rhapsody common stock (subject to reduction in the event of exercise of dissenters’ rights by any of the Primoris stockholders). Primoris stockholders will also receive up to an additional 2,500,000 shares of Rhapsody common stock for each of the fiscal years ending December 31, 2008 and 2009 during which Rhapsody achieves specified EBITDA milestones. Of the shares to be issued to the Primoris stockholders, 1,807,110 or (7.5%) will be placed in escrow as a fund for the payment to Rhapsody of indemnification rights under the merger agreement for breaches of representations and warranties and covenants by Primoris and its stockholders.

Rhapsody Acquisition Corp.
April __, 2008

Holders of Rhapsody’s Public Shares have the right to vote against the merger proposal and demand that Rhapsody convert such shares into a pro rata portion of the trust account. Stockholders of Primoris will become stockholders of Rhapsody and will own approximately 79.3% of the shares of Rhapsody common stock outstanding immediately after the merger, assuming no shares of Rhapsody are converted into their pro rata shares of the trust fund.

THE LAW

Section 61 of the Internal Revenue Code of 1986, as amended (“Code”) provides that gross income includes “gains derived from dealings in property.” Code section 1001 provides that the sale or exchange of property shall be a taxable event and gain “shall be the excess of the amount realized from the sale or other disposition of property over the adjusted basis” of the property.

Certain types of exchanges, however, are afforded nonrecognition treatment where the exchange does not change the taxpayer’s capital investment, but merely the form in which the taxpayer holds it. In these cases, the potential gain for recognition is preserved by substituting the basis of the relinquished property for the basis of the property received.

To qualify for nonrecognition of gain and tax free exchange treatment the exchanges of property and exchange of stock or securities for stock or securities must be pursuant to a “reorganization.” Code section 368(a)(1)(A) defines a Areorganization to include “a statutory merger.” Treasury Regulations § 1.368-2(b)(1)(ii) defines a statutory merger as:

a transaction effected pursuant to the statute or statutes necessary to effect the merger..., in which transaction, as a result of the operation of such statute or statutes, the following events occur simultaneously at the effective time of the transaction —

(A) All of the assets (other than those distributed in the transaction) and liabilities (except to the extent such liabilities are satisfied or discharged in the transaction or are nonrecourse liabilities to which assets distributed in the transaction are subject) of each member of one or more combining units (each a transferor unit) become the assets and liabilities of one or more members of one other combining unit (the transferee unit); and

(B) The combining entity of each transferor unit ceases its separate legal existence for all purposes;...

Code section 354 (a)(1) provides that “no gain or loss shall be recognized if stock or securities in a corporation a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation a party to the reorganization.”

Code section 358 provides that in the case of an exchange to which section 354 applies, the “basis of the property permitted to be received under such section without the recognition of gain or loss shall be the same as that of the property exchanged.”

Code section 1032 provides that “no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation.”

Code section 1221 defines a “capital asset” as property held by the taxpayer other than stock in trade, inventory, property held primarily for sale to customers, depreciable property, real property used in trade or business, and certain other specified types of property. Code section 1222(3) defines “long-term capital gain” as gain from the sale or exchange of a capital asset held for more than one year.

Rhapsody Acquisition Corp.
April __, 2008

Code section 1223(1) provides that if a capital asset has the same basis as the property for which it is being exchanged, the taxpayer’s holding period includes the period the taxpayer held the property surrendered.

OPINION

Assuming that the above factual statements are the same on the closing date, our opinion of the Federal income tax consequences of the proposed merger to Rhapsody and Rhapsody stockholders, based upon existing provisions of the Code, is:

1. The merger of Primoris with and into Rhapsody will qualify as a reorganization within the meaning of Code section 368(a).

2. No gain or loss will be recognized by Rhapsody as a result of the merger.

3. No gain or loss will recognized by stockholders of Rhapsody if their conversion rights are not exercised.

4. A stockholder of Rhapsody who exercises conversion rights and effects a termination of the stockholders’ interest in Rhapsody will generally be required to recognize gain or loss upon the exchange of that stockholders’ shares of common stock of Rhapsody for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of Rhapsody common stock. This gain or loss will generally be a capital gain or loss if such shares were held as a capital asset on the date of the merger and will be a long-term capital gain or loss if the holding period for the share of Rhapsody common stock is more than one year.

In connection with the above opinion, we hereby consent to the use of our name in the Registration Statement of Rhapsody Acquisition Corp. and all amendments thereto and the filing of this opinion as an annex to the Registration Statement.

Very truly yours,

Annex I

NEVADA REVISED STATUTES
Dissenters’ Rights Provisions

NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

NRS 92A.305 “Beneficial stockholder” defined. “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

NRS 92A.310 “Corporate action” defined. “Corporate action” means the action of a domestic corporation.

NRS 92A.315 “Dissenter” defined. “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

NRS 92A.320 “Fair value” defined. “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

NRS 92A.325 “Stockholder” defined. “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

NRS 92A.330 “Stockholder of record” defined. “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

NRS 92A.335 “Subject corporation” defined. “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

(a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if his shares are to be acquired in the plan of exchange.

(c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(d) Any corporate action not described in paragraph (a), (b) or (c) that will result in the stockholder receiving money or scrip instead of fractional shares except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

3. From and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised his right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented.

NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

(a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

(b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

(1) Cash, owner’s interests or owner’s interests and cash in lieu of fractional owner’s interests of:

(I) The surviving or acquiring entity; or

(II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner’s interests of record; or

2. A combination of cash and owner’s interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

3. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1. A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

2. A beneficial stockholder may assert dissenter’s rights as to shares held on his behalf only if:

(a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

NRS 92A.410 Notification of stockholders regarding right of dissent.

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

2. If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

NRS 92A.420 Prerequisites to demand for payment for shares.

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) Must not vote his shares in favor of the proposed action.

2. If a proposed corporate action creating dissenters’ rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenters’ rights must not consent to or approve the proposed corporate action.

3. A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

NRS 92A.430 Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1. The subject corporation shall deliver a written dissenter’s notice to all stockholders entitled to assert dissenters’ rights.

2. The dissenter’s notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

1. A stockholder to whom a dissenter’s notice is sent must:

(a) Demand payment;

(b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit his certificates, if any, in accordance with the terms of the notice.

2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his shares under this chapter.

NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

2. The person for whom dissenter’s rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

NRS 92A.460 Payment for shares: General requirements. [Effective through June 30, 2008.]

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the corporation’s registered office is located; or

(b) At the election of any dissenter residing or having its registered office in this State, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year and the latest available interim financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s rights to demand payment under NRS 92A.480; and

(e) A copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.460 Payment for shares: General requirements. [Effective July 1, 2008.]

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the corporation’s principal office is located;

(b) If the corporation’s principal office is not located in this State, in Carson City; or

(c) At the election of any dissenter residing or having its principal office in this State, of the county where the dissenter resides or has its principal office.

The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year and the latest available interim financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s rights to demand payment under NRS 92A.480; and

(e) A copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter’s notice.

1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters’ right to demand payment pursuant to NRS 92A.480.

NRS 92A.480 Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter. [Effective through June 30, 2008.]

1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the State, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter. [Effective July 1, 2008.]

1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

2. A subject corporation shall commence the proceeding in the district court of the county where its principal office is located. If the principal office of the subject corporation is not located in the State, it shall commence the proceeding in the county where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located. If the principal office of the subject corporation and the domestic corporation merged with or whose shares were acquired is not located in this State, the subject corporation shall commence the proceeding in the district court in Carson City.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Paragraph B of Article Ninth of our amended and restated certificate of incorporation provides:

“The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.”

Rhapsody’s bylaws further provide that any indemnification shall be made by Rhapsody only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such section. Such determination shall be made: (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; (ii) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by stockholders.

Pursuant to Rhapsody’s bylaws, Rhapsody also maintains a directors’ and officers’ insurance policy which insures the directors and officers of Rhapsody against liability asserted against such persons in such capacity whether or not such directors or officers have the right to indemnification pursuant to the bylaws or otherwise.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of February 19, 2008 by and among
Rhapsody Acquisition Corp., Primoris Corporation and certain shareholders of Primoris
Corporation (included as Annex A to the proxy statement/prospectus).
3.1	Amended and Restated Certificate of Incorporation of Rhapsody Acquisition Corp. (post merger) (included as Annex B to the proxy statement/prospectus)
3.2	Amended and Restated Certificate of Incorporation of Rhapsody Acquisition Corp.(1)
3.3	By-Laws of Rhapsody Acquisition Corp.(1)
4.1	Form of Unit Purchase Option.(1)
4.2	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and Rhapsody Acquisition Corp.(1)
4.3	Letter Agreement among Rhapsody Acquisition Corp., EarlyBirdCapital, Inc. and Eric S. Rosenfeld.(1)
4.4	Letter Agreement among Rhapsody Acquisition Corp., EarlyBirdCapital, Inc. and Arnaud Ajdler.(1)
4.5	Letter Agreement among Rhapsody Acquisition Corp., EarlyBirdCapital, Inc. and Leonard B. Schlemm.(1)
4.6	Letter Agreement among Rhapsody Acquisition Corp., EarlyBirdCapital, Inc. and Jon Bauer.(1)
4.7	Letter Agreement among Rhapsody Acquisition Corp., EarlyBirdCapital, Inc. and Colin D. Watson.(1)
4.8	Letter Agreement among Rhapsody Acquisition Corp., EarlyBirdCapital, Inc. and David D. Sgro.(1)
4.9	Letter Agreement among Rhapsody Acquisition Corp., EarlyBirdCapital, Inc. and Gregory R. Monahan.(1)

Exhibit No.	Description
4.10	Letter Agreement among Rhapsody Acquisition Corp., EarlyBirdCapital, Inc. and Joel Greenblatt.(1)
5.1	Opinion of Graubard Miller.*
8.1	Tax opinion of Graubard Miller. (included as Annex H to the proxy statement/prospectus)
10.1	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and Rhapsody Acquisition Corp.(1)
10.2	Form of Stock Escrow Agreement between Rhapsody Acquisition Corp., Continental Stock Transfer & Trust Company and the Initial Stockholders.(1)
10.3	Form of Letter Agreement between Crescendo Advisors II LLC and Rhapsody Acquisition Corp. regarding administrative support.(1)
10.4	Form of Registration Rights Agreement among Rhapsody Acquisition Corp. and the Initial Stockholders.(1)
10.5	Form of Escrow Agreement among Rhapsody Acquisition Corp., Brian Pratt, as Representative, and Continental Stock Transfer & Trust Company, as Escrow Agent. (included as Annex D to the proxy statement/prospectus).
10.6	Form of Employment Agreement. (included as Annex F to the proxy statement/prospectus)
10.7	Form of Voting Agreement. (included as Annex E to the proxy statement/prospectus)
10.8	2008 Long-Term Equity Incentive Plan. (included as Annex C to the proxy statement/prospectus)
10.9	Form of Lock-Up Agreement by and among Rhapsody Acquisition Corp. and the Primoris Stockholders.
23.1	Consent of BDO Seidman, LLP.
23.2	Consent of Moss Adams, LLP.
23.3	Consent of Ladenburg Thalmann & Co. Inc. (included in Annex G to the proxy statement/prospectus).
99.1	Consent of Brian Pratt. (Director nominee)*
99.2	Consent of Peter J. Moerbeek. (Director nominee)*
99.3	Consent of John P Schauerman. (Director nominee)*
99.4	Consent of Stephen C. Cook. (Director nominee)*
99.5	Consent of David D. Sgro. (Director nominee)*
99.6	Consent of Director TBD. (Director nominee)*
99.7	Proxy card of Rhapsody.

*	To be filed by Amendment.
(1)	Incorporated by reference to Rhapsody Acquisition Corp.’s Registration Statement on Form S-1 or amendments thereto (SEC File No. 333-134694).

Item 22. Undertakings.

(a) The undersigned Rhapsody hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Rhapsody pursuant to the foregoing provisions, or otherwise, Rhapsody has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Rhapsody of expenses incurred or paid by a director, officer or controlling person of Rhapsody in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, Rhapsody will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Rhapsody hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

Rhapsody undertakes that every prospectus:  (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Rhapsody hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned Rhapsody hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eric S. Rosenfeld, David D. Sgro and Arnaud Ajdler his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this proxy statement/prospectus and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacities and on the dates indicated.

RHAPSODY ACQUISITION CORP.

By:	/s/ Eric S. Rosenfeld Eric S. Rosenfeld Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)

Name	Position	Date
/s/ Eric S. Rosenfeld Eric S. Rosenfeld	Chairman of the Board, Chief Executive Officer and Director (Principal executive officer)	April 17, 2008
/s/ David D. Sgro David D. Sgro	Chief Financial Officer (Principal financial and accounting officer)	April 17, 2008
/s/ Arnaud Ajdler Arnaud Ajdler	Secretary and Director	April 17, 2008
/s/ Leonard B. Schlemm Leonard B. Schlemm	Director	April 17, 2008
/s/ Jon Bauer Jon Bauer	Director	April 17, 2008
/s/ Colin D. Watson Colin D. Watson	Director	April 17, 2008